Form 20-F
period 2023-09-30
Starbox Group Holdings Ltd.
filed 2024-02-08
CIK 1914818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

An aggregate of 71,885,000 ordinary shares, par value $0.001125 per share, as of September 30, 2023.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AI” are to artificial intelligence;

●	“GETBATS website and mobile app” are to the GETBATS cash rebate website (www.getbats.com) and the GETBATS app operated by StarboxGB (defined below);

●	“Members” are to retail shoppers that have registered as a member on the GETBATS website and mobile app;

●	“Merchants” are to retail merchants (both online and offline) that have registered as a merchant on the GETBATS website and mobile app;

●	“MYR” are to the Malaysian ringgit, the legal currency of Malaysia;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“One Eighty Ltd” are to One Eighty Holdings Ltd, a Cayman Islands company and 51% owned by Starbox Global;

●	“Ordinary Shares” are to ordinary shares of Starbox Group (defined below), par value $0.001125 per share;

●	“Preferred Shares” are to preferred shares of Starbox Group, par value $0.001125 per share;

●	“ProSeeds” are to ProSeeds Limited, a company incorporated in Seychelles, which is a wholly owned subsidiary of Starbox International;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“SEEBATS website and mobile app” are to the SEEBATS video streaming website (www.seebats.com) and the SEEBATS app operated by StarboxSB (defined below);

●	“Starbox Berhad” are to Starbox Holdings Berhad, a company limited by shares incorporated under the laws of Malaysia and a wholly owned subsidiary of Starbox International (defined below);

●	“StarboxGB” are to Starbox Technologies Sdn. Bhd. (formerly known as Starbox Rebates Sdn. Bhd.), a company limited by shares incorporated under the laws of Malaysia, which is a wholly owned subsidiary of Starbox Berhad;

●	“Starbox Global” are to Starbox Global Ltd., a British Virgin Islands company and a wholly owned subsidiary of Starbox Group;

●	“Starbox Group” are to Starbox Group Holdings Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands;

●	“Starbox International” are to Starbox International Ltd., a British Virgin Islands company and a wholly owned subsidiary of Starbox Group;

●	“StarboxPB” are to Paybats Sdn. Bhd., a company limited by shares incorporated under the laws of Malaysia, which is a wholly owned subsidiary of Starbox Berhad;

●	“StarboxSB” are to StarboxTV Sdn. Bhd., a company limited by shares incorporated under the laws of Malaysia, which is a wholly owned subsidiary of Starbox Berhad;

●	“Trade Router” are to Trade Router Ltd., a company incorporated in Seychelles, which is a wholly owned subsidiary of Starbox International;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VE Services” are to VE Services Sdn Bhd, a Malaysian Internet payment gateway company and a related-party entity controlled by one of our beneficial shareholders; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Starbox Group and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of MYR to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain MYR amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2023	2022	2021
At the end of the year – MYR	MYR4.6938 to $1.00	MYR4.6359 to $1.00	MYR4.1869 to $1.00
Average rate for the year – MYR	MYR4.5263 to $1.00	MYR4.3041 to $1.00	MYR4.1243 to $1.00

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

A substantial part of our revenue is derived from providing digital advertising services to retail merchant advertisers. Our digital advertising services are designed to help advertisers drive consumer demand, increase sales, and achieve operating efficiencies. Thus, our relationships with advertisers primarily depend on our ability to deliver quality advertising services at attractive volumes and prices. If advertisers are dissatisfied with the effectiveness of the advertising campaigns run through us, they may stop purchasing our digital advertising services or decrease the amount they are willing to spend on marketing campaigns and promotional activities. Our agreements with advertisers are largely short-term agreements, and advertisers may cease purchasing our digital advertising services at any time with no prior notice.

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

Our revenue is derived substantially from the digital advertising services we provide primarily on our websites and mobile apps. The effectiveness of our digital advertising services, in turn, depends on (i) a large repository of Merchant and Member data we have been collecting from the GETBATS website and mobile app, which enables targeted marketing by leveraging our business data analysis technology; and (ii) the Internet traffic on our GETBATS website and mobile app and SEEBATS website and mobile app, where we place our advertisements, which largely decides the number of audiences who may view our advertisements. As such, maintaining and timely updating our composite database of Merchants and Members, and maintaining sufficiently high website traffic on the GETBATS website and mobile app and the SEEBATS website and mobile app are both vital to our business operations.

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

Moreover, we depend on our ability to attract and retain Merchants that are prepared to offer products or services with compelling cash rebates through our website and mobile app and provide our Members with a great experience. Our GETBATS website and mobile app currently feature cash rebates from retail merchants (both online and offline) in over 20 industries, such as automotive, beauty and health, books and media, electronics, fashion, food and beverages, groceries and pets, home and living, and sports and entertainment. After a merchant fills out an application form and agrees with our Merchant terms and conditions and the rate of blanket cash rebates, it becomes an authorized GETBATS Merchant and remains one indefinitely, unless the status is terminated by us or the Merchant by notice in writing. During the fiscal years ended September 30, 2023, 2022, and 2021, the GETBATS website and mobile app had 841, 820, and, 723 Merchants, respectively, and had total transaction amount of $2,797,388, $3,568,166, and $2,501,913, respectively. If we are unsuccessful in our efforts to introduce services to Merchants as part of our cash rebates operating system, we will not experience corresponding growth in our Merchant pool that is sufficient to offset the cost of these initiatives. We must continue to attract and retain Merchants to maintain our business ecosystem, where we leverage business data analysis technology to provide targeted advertisements based on our composite database of Merchants and Members on our website and mobile app. If new merchants do not find our marketing and promotional services effective, or if existing Merchants do not believe that utilizing our services provides them with a long-term increase in customers, revenue, or profits, they may stop making offers through our website and mobile app. In addition, we may experience attrition in our Merchants in the ordinary course of business, resulting from several factors, including losses to competitors and Merchant closures or bankruptcies. If we are unable to attract new merchants or if too many Merchants are unwilling to offer products or services with compelling cash rebates through our website and mobile app, we may not be able to retain or acquire Merchants in sufficient numbers to maintain our business ecosystem that relies both on our composite database of consumer spending behaviors and our website traffic. As a result, our business, financial condition, and results of operations may be adversely affected.

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

We may face significant challenges in growing our software licensing businesses.

On March 24, 2023, we entered into a software licensing agreement with Brandavision Sdn Bhd. (“Brandavision”), pursuant to which we agreed to (1) license the right of using our Data Management System to Brandavision, (2) grant Brandavision the access to our database, (3) help train the staff of Brandavision, and (4) provide continuous technical support. The contract period is three years, commencing March 24, 2023 and ending March 23, 2026. The total contract sum during the contract period is RM12,400,000 (equivalent to US$2.8 million). Following the successful execution of the Brandavision software licensing agreement, we engaged in similar agreements with three additional clients, achieving various milestones throughout. These endeavors culminated in a cumulative revenue of $5,715,333 from the software licensing business for the fiscal year ended September 30, 2023, constituting a significant portion of our revenue.

During the fiscal year ended September 30, 2023, we started our software licensing business. This new line of business poses risks and challenges that could materially impact our business, financial condition, and results of operations. Currently, all of the revenue generated from these endeavors has been derived from our software licensing agreements with four clients. The success of our new ventures substantially depends upon our ability to expand our client base beyond our current clients, and our failure to do so would have a material negative impact on our ability to generate revenue and our financial condition.

In addition, our management only recently determined to start providing software licensing services. While we have expanded our staff with individuals with more experience in software licensing and closely scrutinize individuals we engage, we cannot provide assurance that we will be able to retain or continue to hire well-qualified and experienced individuals or that our assessment of individuals we retain will be correct.

We have significantly unstable operating revenue, anticipate increases in our operating expenses in the future, and may not achieve or sustain profitability on a consistent basis. If we cannot achieve and sustain profitability, our business, financial condition, and operating results may be adversely affected.

We have had significantly unstable and volatile operating revenue since our inception—specifically, our total revenue increased significantly by $4,546,666, or approximately 63.2%, to $11,740,852 for the fiscal year ended September 30, 2023 from $7,194,187 for the fiscal year ended September 30, 2022, primarily due to increased revenue from software licensing. We reported net income of $2,459,733 for the fiscal year ended September 30, 2023, representing a decrease of $1,142,632 from net income of $3,602,365 for the fiscal year ended September 30, 2022. Our total revenue increased by $4,027,959, or approximately 127.22%, to $7,194,187 for the fiscal year ended September 30, 2022 from $3,166,228 for the fiscal year ended September 30, 2021, primarily due to increased revenue from providing digital advertising services and cash rebate services to customers. As a result, we reported net income of $3,602,365 for the fiscal year ended September 30, 2022, representing a significant increase of $2,154,715 from a net income of $1,447,650 for the fiscal year ended September 30, 2021.  However, we cannot assure you that we will achieve or maintain profitability on a consistent basis. Our revenue growth may slow or our revenue may decline for a number of reasons, including reduced demand for our services, increased competition, or our failure to capitalize on growth opportunities. Meanwhile, we expect our overall selling, general, and administrative expenses, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. In addition, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. These efforts and additional expenses may be more costly than we currently expect, and there is no assurance that we will be able to maintain sufficient operating revenue to offset our operating expenses. Any failure to increase revenue or to manage our costs as we continue to grow and invest in our business would prevent us from achieving or maintaining profitability or maintaining positive operating cash flow at all, or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer.

The markets in which we operate are highly competitive, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The cash rebates industry and the digital advertising industry in Malaysia are highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We compete directly with other cash rebate platforms for members and merchants and other providers of digital advertising services for advertisers and advertising revenue. Competition can be increasingly intensive and is expected to increase significantly in the future. Increased competition may result in price reductions for software licensing, cash rebate offers, and advertising services and thus reduced margins and loss of our market share. We compete for members, merchants, and advertisers on the following bases:

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

Although for the fiscal year ended September 30, 2022, no single customer accounted for more than 10% of our total revenue, and no single customer accounted for more than 10% of our outstanding accounts receivable as of September 30, 2022. during the fiscal years ended September 30, 2023 and 2021, we derived most of our revenue from a few clients. For the fiscal year ended September 30, 2023, two clients accounted for approximately 23.1% and 23.8% of our total revenue, respectively. As of September 30, 2023, three clients accounted for approximately 15.8%, 29.1%, and 11.2% of our total accounts receivable, respectively. All of these significant customers are clients of our software licensing business pursuant to their software licensing agreements. Each these software licensing agreements has a three-year term, and the respective client may terminate its software licensing agreement upon 60 days’ prior notice without cause. For the fiscal year ended September 30, 2021, three clients accounted for approximately 21.7%, 10.8%, and 10.8% of our total revenue, respectively. As of September 30, 2021, two clients accounted for approximately 52.6% and 26.3% of our total accounts receivable, respectively. All of these significant customers were advertisers who used our digital advertising services during the fiscal year ended September 30, 2021. These clients are generally able to reduce or cancel spending on our services on short notice for any reason. There are a number of factors, including our performance, that could cause the loss of, or decrease in the volume of business from, a client. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these clients at the same level, or at all. The loss of business from one or more of these significant clients could materially and adversely affect our revenue and profitability. Furthermore, if any significant advertiser terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with a comparable advertiser in a timely manner, or at all.

We have licensed all of the movies and television series on our SEEBATS website and mobile app from a third-party content provider. Any interruption in the operations of the content provider or our licensing partnership may have an adverse effect on our business, financial condition, and results of operations.

Our success will depend, in large part, on the website traffic on our SEEBATS website and mobile app, which in turn depends on our ability to continually provide attractive and entertaining movies and television series across various genres to meet the evolving needs of viewers. Currently, we have licensed all of the movies on our SEEBATS website and mobile app from Glass House Distribution, pursuant to an International Multiple Rights Distribution Agreement dated October 1, 2022. We cannot assure you that we will be able to maintain such license partnership at the same level, or at all. Such third-party content provider is subject to its own unique operational and financial risks, which are beyond our control. If the content provider breaches, terminates, or decides to not renew its licensing contract with us or experiences significant disruption to its operations, we will be required to find a substitute content provider for sufficient entertainment offerings in order to continually attract and retain viewers on our SEEBATS website and mobile app. If we are unable to do so in a timely or cost-effective manner, our SEEBATS website and mobile app could lose their appeal to our advertisers as a marketing platform due to the decreased website traffic. As a result, our business, financial condition, and results of operations may be adversely affected.

If the relevant Malaysian regulatory agency were to determine that a Film Distribution License was required for the operations of our SEEBATS website and mobile app prior to April 11, 2022 and the period between April 10, 2023 and May 29, 2023, our business, financial condition, and results of operations could be adversely affected.

Pursuant to Section 22(1) of the Perbadanan Kemajuan Filem Nasional Malaysia Act 1981 (Unofficial Translation: the National Film Development Corporation Malaysia Act 1981) (the “FINAS Act”), “no person shall engage in any of the activities of production, distribution, or exhibition of films or any combination of those activities as specified in subsection 21(1) unless there is in force a license authorizing him to do the same.” Section 2 of the FINAS Act defines film distribution as “including the renting, hiring, and loaning of films for profit or otherwise, the importation and distribution of films produced abroad, and the distribution of films produced locally.” One of our subsidiaries, StarboxSB, operates our SEEBATS website and mobile app, on which viewers may watch movies and television series through over-the-top (“OTT”) streaming, and StarboxSB obtained the Film Distribution License from the National Film Development Corporation Malaysia (the “FINAS”) on April 11, 2022, which expired on April 10, 2023. Subsequently, StarboxSB obtained a new Film Distribution License on May 29, 2023, which is valid until May 28, 2024. However, since we conducted our business operations through our SEEBATS website and mobile app without holding the Film Distribution License prior to April 11, 2022 and the period between April 10, 2023 and May 29, 2023, we may be subject to penalty if the FINAS were to determine that a Film Distribution License was required. As of the date of this annual report, we have not received any penalty notice from the relevant Malaysian regulatory agency.

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

There remains uncertainty, however, inherent in relying on an opinion of counsel or the opinion of an officer at the relevant department in connection with whether we would be required to obtain a license under the FINAS Act for the business of StarboxSB. The issue of whether the Film Distribution License is required for the operations of our SEEBATS website and mobile app will be subject to future revisions of the FINAS Act and different interpretations by higher-level officers within FINAS. If FINAS were to determine that a Film Distribution License was required prior to April 11, 2022 or the period between April 10, 2023 and May 29, 2023, FINAS may take enforcement action to collect from us the penalty and late fee charges in respect of unlicensed activities of StarboxSB prior to such date, which could adversely affect our business, financial condition, and results of operations. For details about the penalty for failure to comply with the FINAS Act, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Film Distribution.”

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

Our software licensing business relies on a few clients. Any interruption in the clients or their cooperation with us may have an adverse effect on our business, financial condition, and results of operations.

During the fiscal year ended September 30, 2023, we started our software licensing business. In March 2023, and May 2023, we entered into two software licensing agreements with two Malaysian companies, respectively. In July 2023, we entered into a third software licensing agreement with a Philippines-based company. In August 2023, we entered into a fourth software licensing agreement with a Hong Kong based company. In the fiscal year ended September 30, 2023, a substantial part of our revenue is derived from providing software licensing to the four clients. We currently generate revenue through license fees charged to four software licensing clients. Each of the four software licensing agreements has a three-year term, and the respective client may terminate its software licensing agreement upon 60 days’ prior notice without cause. As we have a limited number of clients, our software licensing business is dependent on our relationship with the clients and their cooperation. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these clients at the same level, or at all. The loss of business from one or more of these clients could materially and adversely affect our revenue and profitability from our software licensing business. Furthermore, if any of these clients terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with a comparable advertiser in a timely manner, or at all. As a result, our business, financial condition, and results of operations may be adversely affected.

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

A significant portion of our revenue is derived from our digital advertising services, which, in turn, depend on our advanced business data analysis technology for advertisements. We have built a large repository of data regarding Merchants and Members through the GETBATS website and mobile app, where we facilitate transactions between Merchants and Members, in which Merchants offer certain cash rebates to incentivize or attract Members to shop online or offline. With the data collected through our cash rebate website and mobile app, we have utilized our business data analysis capabilities to better understand and anticipate consumer spending behaviors, which enables targeted advertisement delivery by Merchants.

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

Our business operations could be materially and adversely affected by the COVID-19 pandemic. The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Such governmental actions, together with the further development of the COVID-19 pandemic, could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, and make it difficult to adequately staff our operations.

Specifically, in response to the COVID-19 pandemic and its spread, the Malaysian government implemented intermittent lockdowns in various stages such as (i) imposing full movement control orders (“MCO”), under which, quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia were made mandatory; (ii) easing MCO to a Conditional Movement Control Order (“CMCO”) under which most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia; and (iii) further easing CMCO to Recovery Movement Control Order. On January 12, 2021, due to a resurgence of COVID-19 cases, the Malaysian government declared a state of emergency nationwide to combat COVID-19. On February 16, 2021, the government announced that a National COVID-19 Immunization Plan would be implemented for one year after February 2021, in which 80% of the Malaysian population will be vaccinated to achieve herd immunity. On March 5, 2021, lockdowns in most parts of the country were eased to a CMCO; however, COVID-19 cases in the country continued to rise. On May 12, 2021, the Malaysian government re-imposed a full lockdown order nationwide, until the earlier of when (i) daily COVID-19 infection cases in the country fall below 4,000; (ii) intensive care unit wards start operating at a moderate level; or (iii) 10% of the Malaysian population is fully vaccinated. The total number of COVID-19 cases in the country surpassed three million on February 13, 2022, and the number of daily cases hit a record high of 33,406 on March 5, 2022. Malaysia’s COVID-19 restrictions were eased progressively over the course of 2022, with the country eventually reopening its borders and discontinuing the requirement for face masks. On May 5, 2023, the WHO ended the emergency status for COVID-19. However, COVID-19 is still a significant public health problem and will continue to challenge health systems worldwide long term. In December 2023, the Malaysian government reactivated the Heightened Alert System, an early intervention protocol based on the infection and death levels as well as the hospitalization rate, in response to a rise in the number of COVID-19 cases. As of December 28, 2023, an estimated 84.4% of Malaysia’s total population had received their second dose of the COVID-19 vaccine, an estimated 50.1% of the total population had received a third dose, and an estimated 2.5% of the total population had received a fourth dose.

In response to efforts to contain the spread of COVID-19, we implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We also took measures to reduce the impact of the COVID-19 pandemic, including upgrading our telecommuting system, monitoring employees’ health on a daily basis, and optimizing the technology system to support potential growth in user traffic.

However, there have been occasional outbreaks of COVID-19 in various cities in Malaysia, and the Malaysian government may again take measures to keep COVID-19 in check. Consumers may have less disposable income and the merchants’ advertising budgets may experience a general decline or fluctuate, depending on factors beyond our control, such as the shelter-in-place restrictions due to the COVID-19 pandemic. Substantially all our revenue is concentrated in Malaysia. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms the Malaysia and global economy in general. Specifically, prior to April 1, 2022, significant governmental measures implemented by the Malaysian government, including various stages of lockdowns, closures, quarantines, and travel bans, led to the store closure of some of our offline Merchants. As a result, although business in Malaysia had gradually resumed since April 1, 2022, our cash rebate service business was negatively affected to a certain extent, because the number of offline sales transactions between retail shoppers and retail merchants facilitated by us did not grow as much as we expected, leading to a lower amount of cash rebate service revenue than we expected during the fiscal years ended September 30, 2023, 2022, and 2021. However, our digital advertising service revenue was not significantly affected by the COVID-19 pandemic, because more people have opted to use various online services since the beginning of the COVID-19 pandemic. As more advertisers used our digital advertising services through our websites and mobile apps and third-party social media channels to target their audiences, our revenue from digital advertising services increased significantly from fiscal year 2021 to fiscal year 2022. From fiscal year 2022 to fiscal year 2023, the number of advertisers that used our digital advertising services declined from 63 to 31 due to market competition, and our revenue from digital advertising services declined. In addition, any resurgence of the COVID-19 pandemic could negatively affect the execution of customer contracts and the collection of customer payments. The extent to which the COVID-19 pandemic may impact us will depend on future developments, which are highly uncertain and cannot be predicted, including new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants and related travel advisories and restrictions, and the efficacy of COVID-19 vaccines, which may also take an extended period of time to be widely and adequately distributed.

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

We plan to selectively launch our cash rebate and digital advertising services in other countries in Southeast Asia during the next three years. In July 2023, we marketed our AI Rebates Calculation Engine System to a Philippines-based company by entering into a software licensing agreement. For details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Malaysia. As we grow our international operations in the future, we may need to recruit and hire new product development, sales, marketing, and support personnel in the countries in which we will launch our services or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing channels. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

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

The proper functioning of our websites, mobile apps, and software is essential to our business. Any disruption to our information technology systems could materially affect our ability to maintain the satisfactory performance of our websites, mobile apps, and software.

The proper functioning of our websites, mobile applications, and software is essential to our business. The satisfactory performance, reliability, and availability of our information technology systems are critical to our ability to drive more Internet traffic to our advertising websites and mobile apps, provide effective digital advertising services for brands and retailers and deliver satisfactory performance of our software. Our technology or infrastructure, however, may not function properly at all times. Any system interruptions caused by computer viruses, hacking, or other attempts to harm the systems could result in the unavailability or slowdown of our websites, mobile apps, or software and compromise the quality of the digital advertising services or software licensing business provided thereon. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could lead to system interruptions, website or mobile application slowdowns or unavailability, or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As such, our reputation may be materially and adversely affected, our market share could decline, and we could be subject to liability claims.

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

We regard our trademarks, patents, domain names, and similar intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-disclosure agreements to protect our proprietary rights. For details, please see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. For example, we may face intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to, recorded, stored, or make accessible on our websites and mobile apps—in particular the SEEBATS website and mobile app, which feature movies we have licensed from a third-party content provider, and we are unable to verify if the third-party content provider has lawfully obtained or licensed all movies that it has licensed to us. Otherwise, we may be subject to allegations that we have infringed on the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors, or that we are involved in unfair trade practices. In addition, there may be third-party trademarks, patents, copyrights, know-how, or other intellectual property rights that are infringed by our products, services, or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in various jurisdictions.

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

Past and Future acquisitions may have an adverse effect on our ability to manage our business.

In fiscal year 2023, we completed the acquisition of One Eighty Ltd in September 2023 and the acquisition of ProSeeds in November 2023. In January 2024, we entered into a Share Sale Agreement to acquire Trade Router. We may acquire other businesses, technologies, services, or products that are complementary to our digital advertising and software licensing businesses. The acquisitions of One Eighty Ltd, ProSeeds, and Trade Router, and future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

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

Our use of AI, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties, including with product development and integration, and may otherwise not prove to be efficient or profitable, may not be widely or timely accepted by our customers or the market, may expose us to intellectual property, cybersecurity, operational, and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

As we continue to diversify our product offerings, we utilize AI in connection with our business and in our solutions. We have begun to include AI capabilities in our products, including our AI Rebates Calculation Engine System and Data Management System, and we have entered into new partnerships to leverage these products, including licensing the AI Rebates Calculation Engine System. Given the short time that has elapsed since AI became commercially viable, the rapid pace of change in the AI space, and our limited experience with AI, we may experience any number of difficulties, including with respect to product development and integration with our existing offerings, IT systems, and service providers. Additionally, there are significant risks involved in utilizing AI and no assurance can be provided that the usage of AI will enhance our business or the business of our customers, or assist us in being more efficient or profitable. Further, AI may have errors or inadequacies that are not easily detectable. For example, certain AI products may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the applicable market or sector, or the AI fails to filter biases in the underlying data or collection methods, the usage of AI may lead us or our customers to make determinations on behalf of our business or our customers’ business that are based on such flawed data, including decisions, that may have an adverse effect. If AI is incorrectly designed or the data used to train it is incomplete, inadequate, or biased in some way, use of AI may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers’ business goals, do not comply with our or our customers’ policies, or interfere with the performance of our or our customers’ products, services, business, and reputation. Additionally, reliance on AI could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organization or that of our customers. Any of the foregoing flaws in our or our service providers’ AI or AI-related products or any AI or AI-related products of others in our industry, whether actual or perceived, may adversely impact our business, reputation, operations, and product or service offerings.

Further, as we incorporate AI in our product and service offerings, including in new markets, we will face new sources of competition, new business models, and new partner, service provider, and customer relationships. In order to be successful, we will need to cultivate new industry relationships and strengthen existing relationships to bring new AI solutions and offerings to market, and the success of any AI or similar solutions we develop will depend on many factors, including market demand our ability to win and maintain customers, and the cost, performance, and perceived value of any such offerings we develop, as well as their compatibility with our existing offerings. As a result, there can be no assurance that any AI solutions we develop will be adopted by the market, or be profitable or viable. Our limited experience with respect to AI could limit our ability to successfully execute on this growth strategy or adapt to market changes. If we are unsuccessful in developing, integrating, and offering AI solutions, our business, results of operations, and financial condition could be adversely affected.

In addition, the use of AI may expose us to additional intellectual property, cybersecurity, operational, and technological risks. The technologies underlying AI and its use cases are subject to a variety of laws, including intellectual property, privacy, consumer protection, and federal equal opportunity laws. If we do not have sufficient rights to use the data on which AI relies, we may incur liability through the violation of such laws, third-party privacy or other rights, or contracts to which we are a party. Furthermore, the technologies underlying AI are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational, or technological risks related to the use of AI. Moreover, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC, the U.S. Federal Trade Commission, and Malaysian regulatory bodies, and changes in laws, rules, directives, and regulations governing the use of AI may adversely affect the ability of our business to use AI.

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

In preparing our consolidated financial statements as of and for the fiscal year ended September 30, 2023, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of Generally Accepted Accounting Principles (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) certain audit adjustments proposed by the auditor and recorded by our Company into the financial statements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of 84,004,984 Ordinary Shares are issued and outstanding as of the date of this annual report and 60,449,984 are freely tradable. The remaining Ordinary Shares will be “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

On October 5, 2023, we entered into a sales agreement with A.G.P/Alliance Global Partners (“A.G.P.” or “Sales Agent”), to commence an at-the-market offering pursuant to which we may offer and sell, from time to time, through or to the Sales Agent, the Ordinary Shares, having an aggregate gross offering price of up to $30 million. Ordinary Shares are offered under our registration statement on Form F-3 (File No. 333-274484), initially filed with the SEC on September 12, 2023, and declared effective on September 28, 2023, and pursuant to a prospectus supplement to the registration statement filed with the SEC on October 5, 2023. As of the date of this annual report, the Company has issued 119,984 Ordinary Shares in the offering with net proceeds of $119,388.

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

From the closing of our initial public offering on August 25, 2022 to the date of this annual report, the trading price of our Ordinary Shares has ranged from $0.12 to $7.09 per Ordinary Share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	our operating and financial performance;
●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, and revenue;
●	the public reaction to our press releases, our other public announcements, and our filings with the SEC;
●	strategic actions by our competitors;
●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
●	speculation in the press or investment community;
●	the failure of research analysts to cover our Ordinary Shares;
●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;
●	changes in accounting principles, policies, guidance, interpretations, or standards;
●	additions or departures of key management personnel;
●	actions by our shareholders;
●	domestic and international economic, legal, and regulatory factors unrelated to our performance; and
●	the realization of any risks described under this “Risk Factors” section.

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

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As an exempted company limited by shares incorporated under the laws of the Cayman Islands, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Reorganization of Corporate Structure

On May 23, 2023, we completed a reorganization of our corporate structure (the “Reorganization”). The Reorganization consisted of (i) the acquisitions of Starbox International and Starbox Global, both of which became wholly owned by our Company, and (ii) share transfer transactions between our Company and Starbox International, in which we transferred all of the issued share capital, 100 ordinary shares, in Starbox Berhad, to Starbox International.

Acquisition of One Eighty Ltd

On June 26, 2023, we, as the issuer, and Starbox Global, as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the then shareholders of One Eighty Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Ltd, as the target company.

Pursuant to the Share Purchase Agreement, Starbox Global agreed to acquire 229,500,000 ordinary shares, par value $0.0001 per share, of One Eighty Ltd (the “Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of Sale Shares, Starbox Group agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty Ltd they sold, an aggregate of 17,510,000 Ordinary Shares with an aggregate value of $52,530,000 (the “One Eighty Consideration Shares”) in two tranches. 8,755,000 One Eighty Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 One Eighty Consideration Shares were issued on September 1, 2023. The foregoing transaction was completed on September 1, 2023.

Incorporation of Benefit Pointer Limited

On September 7, 2023, we incorporated Benefit Pointer Limited, as a British Virgin Islands company and a wholly owned subsidiary of One Eighty Ltd.

Incorporation of Irace Technology Limited

On September 7, 2023, we incorporated Irace Technology Limited, as a British Virgin Islands company and a wholly owned subsidiary of Starbox International.

At-the-Market Offering

On October 5, 2023, we entered into a sales agreement with A.G.P, to commence an at-the-market offering, pursuant to which we may offer and sell, from time to time, through or to the Sales Agent, the Ordinary Shares, having an aggregate gross offering price of up to $30 million.

Ordinary Shares are offered under our registration statement on Form F-3 (File No. 333-274484), initially filed with the SEC on September 12, 2023, and declared effective on September 28, 2023, and pursuant to a prospectus supplement to the registration statement filed with the SEC on October 5, 2023.

As of the date of this annual report, the Sales Agent has sold an aggregate of 119,984 Ordinary Shares at an average offering price of $1.0289 per share for a total of $123,452 gross proceeds, out of which we have paid the Sales Agent $4,064 as the commission fee and other expenses and received $119,388.

Acquisition of ProSeeds Limited

On October 26, 2023, we, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement (the “ProSeeds Share Sale Agreement”), with the three then shareholders of ProSeeds Limited (collectively, the “ProSeeds Shareholders”), as the sellers, with respect to ProSeeds Limited, a company incorporated in Seychelles (“ProSeeds”).

Pursuant to the ProSeeds Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of ProSeeds (the “ProSeeds Sale Shares”), representing 100% of the issued and paid-up share capital in ProSeeds, from the ProSeeds Shareholders. In consideration for the sale of ProSeeds Sale Shares, we agreed to issue to the ProSeeds Shareholders, an aggregate of 12,000,000 Ordinary Shares (per share price $1.00) with an aggregate value of $12,000,000 (the “ProSeeds Consideration Shares”). The ProSeeds Consideration Shares were issued to the ProSeeds Shareholders on November 13, 2023. The foregoing transaction was completed on November 13, 2023.

Acquisition of Trade Router

On January 26, 2023, we, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement (the “Trade Router Share Sale Agreement”), with the four then shareholders of Trade Router (collectively, the “Trade Router Shareholders”), as the sellers, with respect to Trade Router, a company incorporated in Seychelles.

Pursuant to the Trade Router Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of Trade Router (the “Trade Router Sale Shares”), representing 100% of the issued and paid-up share capital in Trade Router, from the Trade Router Shareholders. In consideration for the sale of Trade Router Sale Shares, we agreed to issue to the Trade Router Shareholders, an aggregate of 8,000,000 Ordinary Shares (per share price $0.25) with an aggregate value of $2,000,000 (the “Trade Router Consideration Shares”). The Trade Router Consideration Shares will be issued to the Trade Router Shareholders on a closing date to be agreed upon among our Company, Starbox International, and the Trade Router Shareholders, subject to the satisfaction by the Trade Router Shareholders of their obligations under the Trade Router Share Sale Agreement.

The following chart illustrates our corporate structure as of the date of this annual report.

(1)	Represents an aggregate of 34,700,000 Ordinary Shares held by 13 shareholders, each one of which holds less than 5% of our Ordinary Shares, as of the date of this annual report.

(2)	Chan Chee Hong, Chan Foong Ming, Chan Foong Sin, Zhou Li, and Yong Jye Moi, five minority shareholders of Starbox Group, collectively hold 49% of the equity interests in One Eighty Ltd.

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

B. Business Overview

Overview

We are building a cash rebate, advertising, payment solution, and software licensing business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. Through our subsidiaries in Malaysia, we connect retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants, provide digital advertising services to advertisers, provide payment solution services to merchants, and license customized software systems  to our clients. Substantially all of our current operations are located in Malaysia.

Our cash rebate business is the foundation of the business ecosystem we are building. We have cooperated with retail merchants, which have registered on the GETBATS website and mobile app as Merchants, to offer cash rebates on their products or services, which have attracted retail shoppers to register on the GETBATS website and mobile app as Members in order to earn cash rebates for shopping online and offline. As the number of Members grows and sales of the existing Merchants increase, more retail merchants are willing to cooperate with us. As of September 30, 2023, 2022, and 2021, the GETBATS website and mobile app had 2,523,802, 2,513,658, and 514,167 Members, respectively, and 841, 820, and 723 Merchants, respectively. During the fiscal years ended September 30, 2023, 2022, and 2021, we facilitated 264,600, 338,940, and 295,393 transactions through the GETBATS website and mobile app, respectively. We generate revenue by keeping an agreed-upon portion of the cash rebates offered by Merchants on the GETBATS website and mobile app.

Making use of the vast Member and Merchant data we have collected from the GETBATS website and mobile app, we help advertisers design, optimize, and distribute advertisements through online and digital channels. We primarily distribute advertisements through (i) our SEEBATS website and mobile app, on which viewers can watch movies and television series for free through OTT streaming, which is a means of providing television and film content over the Internet at the request and to suit the requirements of the individual consumer, (ii) our GETBATS website and mobile app to its Members, and (iii) social media, mainly consisting of accounts of influencers and bloggers. During the fiscal years ended September 30, 2023, 2022, and 2021, we served 31, 63, and 25 advertisers, respectively. We generate revenue through service fees charged to the advertisers.

To diversify our revenue sources and supplement our cash rebate and digital advertising service businesses, we started to provide payment solution services to merchants in May 2021 by referring them to VE Services. Pursuant to the Appointment Letter with VE Services, we serve as its independent merchant recruitment and onboarding agent and refer merchants to VE Services for payment processing. We referred 37, 19, and 11 merchants to VE Services during the fiscal years ended September 30, 2023, 2022, and 2021, respectively. We generate insignificant revenue through commissions from VE Services for our referrals and such revenue has been reported as revenue from a related party in our consolidated financial statements.

During the fiscal year ended September 30, 2023, we started our software licensing business. In March 2023 and May 2023, we entered into two software licensing agreements with two Malaysian companies, respectively. In August 2023, we entered into a software licensing agreement with a Hong Kong-based company. Pursuant to the software licensing agreements, we granted the licensors access to our data management system and agreed to help train their staff with respect to the use of the data management system. In July 2023, we entered into a third software licensing agreement with a Philippines-based company, pursuant to which we licensed our AI Rebates Calculation Engine System and agreed to provide technology support. We generate revenue through license fees and annual technical support and maintenance fees charged to the clients. In the fiscal year ended September 20, 2023, a substantial part of our revenue is derived from providing software licensing to the four clients.

On June 26, 2023, we acquired 51% ownership of One Eighty Ltd and its subsidiaries, to further expand our business of online and offline advertisement, including advertisement consultation, design, production, agency services, as well as marketing and promotional campaign services. We provide brand-building-related consulting services with fixed-priced terms, and our services include market research, advertisement idea conceptualization, brand positioning proposals, and final proposals and solutions. We entered into brand-building-related consulting services agreements with 19 customers in fiscal year 2023. Each of these projects typically takes a few months to one-year to complete. We provide production services for customers who already have conceptualized ideas for advertisement or other types of visual or audio content. Our production services range from photography, video recording, audio recording, script development, and equipment rental, to post-production editing. In fiscal year 2023, our production services revenue was $362,040 (MYR1.64 million). We also generate revenue from marketing and promotional campaign services. We assist merchants to plan, arrange, and execute seasonal on-the-ground sales and promotional campaigns, typically located in shopping malls. Our services include providing the sales campaign proposals, coordinating with shopping mall owners for venue rental, assisting merchant clients with rental equipment, advising merchant clients on site layout arrangements and decorations, and providing product display strategies. In fiscal year 2023, our promotional campaign and other services revenue was $271,607 (MYR1.26 million). In addition to these services, from time to time, we also perform media booking agency services to sell advertisement lots on behalf of media companies. We generate insignificant revenue from our media booking agency services.

For the fiscal year ended September 30, 2023, we had total revenue of $11,740,852 and net income of $2,459,733. Revenue derived from advertising services, software licensing, cash rebate, payment solution services, and media booking, production services, and promotional campaign services accounted for approximately 45.20%, 48.68%, 0.72%, 3.08%, and 2.32% of our total revenue of the period, respectively.

For the fiscal years ended September 30, 2022 and 2021, we had total revenue of $7,194,187 and $3,166,228, respectively, and net income of $3,602,365 and $1,447,650, respectively. Revenue derived from digital advertising services accounted for approximately 99.72% and 99.75% of our total revenue for those fiscal years, respectively. Revenue derived from cash rebate services accounted for approximately 0.15% and 0.20% of our total revenue for those fiscal years, respectively. Revenue derived from payment solution services accounted for approximately 0.13% and 0.05% of our total revenue for those fiscal years, respectively.

Competition

The cash rebates industry, the advertising industry, and the software licensing industry in Malaysia are highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies.

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

In the online and offline advertising industry, we compete directly with other providers of digital advertising services for advertisers and advertising revenue. In addition, we compete with traditional forms of media, such as newspapers, magazines, and radio and television broadcast, and other providers of offline advertising services. We believe that our ability to compete effectively for advertisers depends upon many factors, including brand recognition, qualify of services, effectiveness of sales and marketing efforts, creativity in design and contents of advertisements, pricing and discount policies, and hiring and retention of talented staff. We believe that we are well-positioned to effectively compete in the digital advertising industry based on the factors listed above.

In the software licensing industry, we face competition from other providers who specialize in specific merchant categories and markets. To maintain our competitive advantage, we emphasize our capacity to customize our software systems to cater to the distinct requirements of regional industries, distinguishing ourselves from our competitors. By accurately positioning ourselves within regional industries, offering competitive pricing, and delivering prompt after-sales service, we are confident that our software systems strengthen our competitiveness in the industry.

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

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Business Ecosystem Comprising Cash Rebate, Advertising, Payment Solution Services, and Software Licensing

We are developing a business ecosystem in Malaysia comprising four lines of business that are complementary to each other, including (i) a cash rebate business connecting Members to Merchants, (ii) a digital and offline advertising business providing targeted digital advertising services and offline advertising services to advertisers; (iii) a payment solution service business; and (iv) a software licensing business that allows us to monetize the various software solutions we have developed, which ecosystem we plan to replicate to other parts of Southeast Asia and eventually globally.

Our business maintains sustainable growth owing to the dynamic and complementary relationships among our GETBATS website and mobile app, our SEEBATS website and mobile app, and our payment solution services. Although currently the revenue from the GETBATS website and mobile app only accounts for a small portion of our overall revenue , they play a crucial and strategic role in our business ecosystem, essentially functioning as a direct database marketing platform that enables us to collect a large amount of data regarding our Merchants and Members and create a composite database of consumer spending behaviors by leveraging our business data analysis system; the SEEBATS website and mobile app, in turn, drive website traffic back to the GETBATS website and mobile app, which have become an increasingly popular cash rebate platform; and our payment solution service business functions as a further supplementary piece to our business ecosystem to ensure the security and convenience of all the transactions conducted therein. As such, we endeavor to provide our advertisers with targeted digital advertising services while ensuring our Merchant and Members can also benefit from the transactions facilitated by us through our cash rebate system in a more secure payment environment. In fiscal year 2023, we further leveraged the technologies we developed for our advertising services by licensing our software to clients, including our AI Rebates Calculation Engine System and Data Management System. The software licensing business generated significant revenue that enables us to further develop our technologies and other businesses.

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

Our large repository of Merchant and Member data and strong technological capabilities have enabled us to innovate and optimize our digital advertising services on an ongoing basis. Specifically, we collect and analyze vast Member spending behavioral data by leveraging our large user base on our GETBATS website and mobile app and our business data analysis capabilities. As of September 30, 2023, we had acquired information from 2,523,802 unique Members, including more than 3,300 spending Members, and 841 Merchants, and implemented a business data analysis system to study consumer spending behaviors. The size and number of available data sets have grown rapidly as data has been collected from mobile devices through our mobile app, computer peripherals from web browsers, and progressive web applications. We also collect analytic data from log files. We study our Members’ login patterns (such as time, date, and frequency of login), the deals, promotions, and advertisements they click, and the Merchant links that they share. In addition, we study viewers’ behaviors on our SEEBATS website and mobile app, including the types of movies they view and the time they spend on each movie, so that we can further relate and categorize them into different spending behavior category. In addition, we also help advertisers optimize their marketing campaigns by identifying the objectives and audience, formulating customized digital media strategies, designing brand positioning, and key messages, and improving the artistic value and attractiveness of the ads.

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

Solid Advertiser Base Spanning a Wide Range of Industries

Our revenue from digital advertising services decreased from $7,174,050 for the fiscal year ended September 30, 2022 to $3,107,335 for the fiscal year ended September 30, 2023, while the number of advertisers we served decreased from 63 for the fiscal year ended September 30, 2022 to 31 for the fiscal year ended September 30, 2023. Our revenue from digital advertising services increased from $3,158,520 in fiscal year 2021 to $7,174,050 in fiscal year 2022, while the number of advertisers we served grew from 25 in fiscal year 2021 to 63 in fiscal year 2022. The industries of our advertiser base include luxury property development, medical services, retail jewelry sales, and real estate agencies, among other.

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

We believe our relationships with our advertisers have helped us build a reputation of high service quality, which helps attract and secure potential advertisers, thus creating a virtuous cycle for our growth and furthering our business development. As we continue to build and optimize our advertiser base, we are confident that we will be seen by merchants as the “go-to” place for advertisers who look for digital marketing of their products and services and a valuable source and channel to drive consumer demand, increase sales, and achieve operating efficiencies.

Capability of Monetizing our Technologies to Generate Steady Income Stream

While we continue to develop various software solutions to meet our business requirements, we started to further leverage these technologies in fiscal year 2023 by starting a software licensing business. We license the right to use our software for license fees, and also provide related technology support and system maintenance services on an annual basis. Currently, we license our AI Rebates Calculation Engine System and Data Management System to a total of four clients.

We have applied for patents for our software in Malaysia, the Philippines, as well as Indonesia. We also safeguard our software by protecting the source code and by adopting relevant provisions in our software licensing agreements. We believe that the software licensing business will help us generate a considerable portion of our revenue and the recurring maintenance revenue will provide steady income streams for us. In fiscal year 2023, revenue generated from software licensing constituted 48.68% of our total revenue.

The software licensing business has also enabled us to expand our market reach by catering to customers globally, especially in Southeast Asia. In March 2023 and May 2023, we entered into two software licensing agreements with two Malaysian companies, respectively. In July 2023, we entered into a third software licensing agreement with a Philippines-based company. In August 2023, we entered into a fourth software licensing agreement with a Hong Kong-based company. In the fiscal year ended September 30, 2023, a substantial part of our revenue was derived from providing software licensing to these four clients. As we continue to work with more clients, we believe we will also further expand our geographic reach.

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

We believe that such strategies have contributed to our significant revenue growth in the fiscal years 2021, 2022, and 2023, and will continue to do so in the future. We will keep ourselves abreast of the latest changes in the digital advertising landscape and understand the evolving needs and requirements of our advertisers.

Further Grow Our Merchant and Member Bases on the GETBATS Website and Mobile App

We endeavor to continue to expand our Merchant and Member bases on the GETBATS website and mobile app, since they play a crucial and strategic role in our business ecosystem. As of September 30, 2023, we had 2,523,802 Members on the GETBATS website and mobile app. We have made significant investments to acquire Members through online marketing initiatives, such as search engine marketing, display advertisements, referral programs, and affiliate marketing. During the fiscal years ended September 30, 2023, 2022, and 2021, we spent $224,863, $188,338, and $167,803, respectively, on these initiatives. In addition, our Member base has increased by word-of-mouth. We intend to continue to invest in acquiring Members, for so long as we believe the economics of our business support such investments. Our goal is to retain existing and acquire new Members by providing more targeted cash rebate deals, delivering high-quality customer services, and expanding the number and categories of deals we offer. We intend to continue to invest in the development of increased relevance of our services, as the number and variety of the deals we offer to our Members increase and we gain more information about their interests.

During the fiscal years ended September 30, 2023, 2022, and 2021, we featured more than 40, 40, and 60 offering cash rebate deals on our GETBATS website and mobile app, respectively. To drive Merchant growth, we have expanded the number of ways in which Members can discover deals through our shop-centric website and mobile app. We have also made investments in our salesforce, which builds merchant relationships and local expertise. Our Merchant retention efforts are focused on providing Merchants with a positive experience by offering targeted placement of their deals to our Member base, high-quality customer services, and tools to manage deals more effectively. We routinely solicit feedback from our Merchants to ensure their objectives are met and they are satisfied with our services. Based on this feedback, we believe our Merchants value the profitability of the immediate deal, potential revenue generated by repeat customers, increased brand awareness, and the resulting revenue stream that brand awareness may generate over time. Some Merchants view our deals as a marketing expense and may be willing to offer deals with little or no immediate profitability in an effort to gain future customers and increased brand awareness, since they only pay the cash rebates to the GETBATS website and mobile app upon each successful transaction.

Continue to Invest in and Develop Technologies Relating to Data Analysis

We consider technological innovations to be a critical component of our strategy, allowing us to provide execution at scale and deliver data-driven insights to grow our clients’ businesses. We will continue developing our technologies, with a focus on data analysis. We have implemented a business data analysis system, which analyzes data collected on our websites and mobile apps to understand consumer spending behaviors. We intend to improve this system by introducing (i) descriptive analysis, which simplifies and summarizes past data into a readable form to provide insights into what has occurred in the past; (ii) predictive analysis, which uses past data and present data to predict future events, and (iii) prescriptive analysis, which explores several possible actions and suggests actions based on the results of descriptive and predictive analysis of a given data set. We also intend to continue incorporating AI technology to improve the natural language processing ability of our websites and mobile apps, with a goal of recognizing voice and text input by Members in multiple languages and dialects and returning search results. In September 2023, we launched the StarboxAI - ViPro module, the text-to-video feature of which translates text instructions or scripts into visually engaging video content. In October 2023, we launched the image-to-video feature in the StarboxAI - ViPro module, which can further synthesize static images with text inputs and generate video content.

Expand Our Cash Rebate, Advertising Software Licensing, and other Services Internationally

We intend to selectively launch our cash rebate services in other countries in Southeast Asia during the next three years. We started to expand into the Philippines in July 2023 and intend to continue focus on expanding into the Philippines, Thailand. Indonesia, Brunei, Singapore, and other countries in Southeast Asia between July 2023 and June 2025.   In 2023, leveraging our existing business data analysis technology, we licensed our software to one client based in the Philippines and one client based in Hong Kong. We believe we can expand into these new markets by keep leveraging our existing technology and expect to (i) establish representative offices or appoint local partners; (ii) integrate our websites and mobile apps with the representative offices or local partners to provide our services; (iii) hire key marketing and support employees who are familiar with local languages and cultures to manage our business in these countries, especially Thailand and Indonesia, where local languages are preferred in business activities; and (iv) promote our brands in these countries by investing in marketing activities.

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

Our Business Model

We currently generate revenue from the following principal sources:

●	Cash Rebates, Payment Solution Services, and Media Booking. We facilitate online and offline transactions between Merchants and Members of the GETBATS website and mobile app and keep a portion, usually 14%, of the cash rebates offered by Merchants as our revenue. We also refer merchants to VE Services to process payments and receive a portion of the monthly service fees, which range from 0.15% to 0.525% of the total service fees collected by VE Services, as commissions for our referrals. From time to time, we also perform media booking agency services to sell advertisement lots on behalf of media companies.

●	Advertising Services. We help advertisers design and optimize online advertisements, and distribute advertisements through the SEEBATS website and mobile app, the GETBATS website and mobile app, and social media. We generate revenue through service fees charged to the advertisers. After our acquisition of 51% ownership of One Eighty Ltd, we also expanded our advertising services to provide offline brand-building-related services. We generate revenue through fixed-priced fees charged to the clients.

●	Software Licensing. We license the right to use our existing technologies, AI Rebates Calculation Engine System and Data Management System, to clients and generate revenue through license fees charged to the clients. We also provide related technical support, system maintenance, and system upgrade services, which generate monthly fees.

●	Production Services. We provide production services including photography, video recording, audio recording, script development, equipment rental, and post-production editing. We generate revenue through service-specific fees charged to customers.

●	Promotional Campaign Service. We assist merchants in planning, arranging, and executing seasonal on-the-ground sales and promotional campaigns, typically located in shopping malls.

The following table presents our revenue for fiscal years ended September 30, 2023, 2022, and 2021.

	Revenue
	Fiscal Year Ended September 30,
	2023	2022	2021
Cash Rebate, Payment Solution Services, and Media Booking	$84,592	$20,137	$7,708
Advertising Services	5,307,280	7,174,050	3,158,520
Software Licensing	5,715,333	-	-
Production Services	362,040	-	-
Promotional Campaign Service	271,607	-	-
Total	$11,740,852	$7,194,187	$3,166,228

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

	Fiscal Years Ended September 30,
	2023	2022	2021
Members (#)	2,523,802	2,513,658	514,167
Members Who Have Received Rebates (for spending and referral) (#)	2,453	5,488	3,418
Cash Rebates Distributed*	$26,443	$19,907	$29,873

*These amounts refer to total cash rebates distributed to Members for spending and referrals and include cash rebates that were accrued to be paid in the future.

We grow our Member base through marketing initiatives and word-of-mouth. Our online marketing consists of social media marketing, email marketing, influential marketing, search engine optimization marketing, display advertisements, referral programs, and affiliate marketing. For instance, we have been running a “New Member Exclusive Promo” since June 6, 2021, which is available to new GETBATS Members that have signed up and existing GETBATS Members who have invited at least five friends to sign up as a GETBATS Member during the promotional period. These eligible Members may purchase an e-vouchers or gift card with a 50% instant cash rebates. Our offline marketing consists of traditional printed flyers, billboard, public relations, brand partnerships, and sponsored and corporate social responsibilities events to increase our visibility and build our brands. During the fiscal years ended September 30, 2022 and 2021, we spent MYR142,833 (approximately $33,186) and MYR250,149 (approximately $60,652) on Member acquisition, respectively. During the fiscal year ended September 20, 2023, focused on general promotional activities to foster brand-awareness, we did not spend on these marketing initiatives for GETBATS Member acquisition.

The Merchants

Our GETBATS website and mobile app currently feature cash rebates from Merchants in over 20 industries, such as automotive, beauty and health, books and media, electronics, fashion, food and beverages, groceries and pets, home and living, and sports and entertainment. Most of the Merchants are located in Malaysia.

The following table sets out the key performance indicators for Merchants of the GETBATS website and mobile app as of the fiscal years indicated.

	Fiscal Years Ended September 30,
	2023	2022	2021
Merchants (#)	841	820	723
Online Merchants (#)	431	421	337
Offline Merchants (#)	410	399	386
Transactions (based on rebated sales) (#)	264,600	338,940	295,393
Total Transaction Amount	$2,797,388	$3,568,166	$2,501,913

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

Digital Advertising Services

Our Advertisers

We have built a diverse advertiser base from a broad range of industries, including luxury property development, medical services, retail jewelry sales, and real estate agencies, among others. During the fiscal years ended September 30, 2023, 2022, and 2021, we served 31, 63, and 25 advertisers, respectively. For the fiscal year ended September 30, 2023 and 2022, no single advertiser accounted for more than 10% of our total revenue. For the fiscal year ended September 30, 2021, three advertisers accounted for approximately 21.7%, 10.8%, and 10.8% of our total revenue, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our major clients generate a significant portion of our revenue. Any interruption in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.”

The following table summarizes our major advertisers for the fiscal years ended September 30, 2021:

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

Our SEEBATS website and mobile app offer 50 licensed movies in various genres, such as action, comedy, fantasy, historical, and romance. On October 1, 2022, we entered into an International Multiple Rights Distribution Agreement with Glass House Distribution, pursuant to which we licensed 50 movies for a two-year term for an aggregate fee of $31,250. From November 1, 2021 to October 31, 2023, we licensed movies and television series from Shenzhen Yunshidian Information Technology Ltd., a third-party content provider (“Shenzhen Yunshidian”), pursuant to a Service and Licensing Agreement dated November 1, 2021. The agreement had a term from November 1, 2021 to October 31, 2023 and may be terminated by either party in the event of a material breach by the other party of the agreement. We agreed to pay a content and service fee of $120,000 and a content delivery fee based on the amount of content delivered by the content provider, ranging from $1,700 to $660,000 per year under the Service and Licensing Agreement. Pursuant to a letter dated July 15, 2021, Shenzhen Yunshidian also provided our SEEBATS website and mobile app with movies and television series for a free trial run from August 1, 2021 to October 31, 2021 before we entered into the Service and Licensing Agreement. The Service and Licensing Agreement with Shenzhen Yunshidian was not renewed after its term ended on October 31, 2023.

During the fiscal year ended September 30, 2021, we licensed movies and television series from Dooya Media Group (“DMG”), a third-party content provider, pursuant to a Distribution and Ad Sales Deal Agreement dated July 29, 2019, and Super Runway Inc. (“SRI”), a third-party content provider, pursuant to a White-label Video App and Ad Sales Service Agreement dated August 5, 2019. Our agreement with DMG had a term from August 1, 2019 to July 31, 2021, and we agreed to share with DMG 50% of the net revenue generated from advertisements placed on its content, in addition to paying DMG a flat fee of $10,000 and a monthly fee of $2,500 during the term. Our agreement with SRI had a term from August 1, 2019 to July 31, 2021, and we agreed to share with SRI 40% to 60% of the net revenue generated from advertisements placed on its content, in addition to paying SRI a monthly fee of $2,500 during the term. During the terms of the agreements, as we only displayed banner advertisements on the homepage of our SEEBATS website and mobile app and on the video pages, instead of placing advertisements on the movies and television series we licensed from DMG and SRI, we did not share any ad revenue with DMG or SRI and we only paid DMG and SRI flat fees and monthly fees based on contract terms. Total flat fees and monthly fees paid to DMG and SRI amounted to $50,000 for the fiscal year ended September 30, 2021, which were recorded under our operating costs. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for details.

On our SEEBATS website and mobile app, we offer 12 tiers of digital advertisement distribution packages, which include different timing and duration of advertisement display and different placement formats, including (i) banner advertisements on the homepage of our SEEBATS website and mobile app, (ii) banner advertisements on the video pages, (iii) in-stream video ads played at the beginning or in the middle of videos, and (iv) background advertisements via digital product placements that appear above or below a selected video screen concurrently with a user viewing a video. For the fiscal years ended September 30, 2023, 2022, and 2021, approximately 89%%, 82%, and 93% of our advertisement display services revenue was generated from ads distributed on our SEEBATS website and mobile app, respectively.

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

For the fiscal years ended September 30, 2022, and 2021, 0.1% and 2% of our advertisement display services revenue was generated from ads distributed on our GETBATS website and mobile app, respectively. For the fiscal year ended September 30, 2023, ads distribution through our GETBATS website and mobile app did not generate revenue.

Distribution through Social Media

With the emergence of popular online social media attracting numerous users, advertisers are increasingly receptive of the idea of identifying social media accounts that have influence over potential customers on these platforms, and orienting marketing activities around KOLs. Our social media marketing services generally involve the design and implementation of creative advertising campaigns carried out on social media platforms through the use of influential social media accounts with suitable target audiences. During the fiscal years ended September 30, 2023, 2022, and 2021, we distributed advertisements for 31, 63, and 25 advertisers on social media, respectively.

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

For the fiscal years ended September 30, 2023, 2022, and 2021, approximately 2%, 4%, and 5% of our advertisement display services revenue was generated from ads distributed on third-party social media channels, respectively.

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

During the fiscal years ended September 30, 2023, 2022, and 2021, 7, 22, and 10 advertisers used our advertisement design and consultation services, respectively. For advertisement design and consultation services, our stand-alone selling price ranges from approximately $2,400 to approximately $38,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the ads. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. We generated revenue of $538,155, $1,575,800, and $384,061 from providing advertisement design and consultation services for the fiscal years ended 2023, 2022, and 2021, respectively.

In addition, all 31 advertisers for the fiscal year ended September 30, 2023, 63 advertisers for the fiscal year ended September 30, 2022, and 25 advertisers in fiscal year 2021 used our services for advertisement display on our websites and mobile apps and third-party social media channels. Depending on the distribution channels used and the duration of the advertisement display, we charged advertising service fees in the range of approximately $5,000 to approximately $240,000 for designated services. Our revenue associated with advertisement display services amounted to $2,569,180 for the fiscal year ended September 30, 2023, $5,645,324 for the fiscal year ended September 30, 2022, and $2,774,459 in fiscal year 2021.

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

We referred 37, 19, and 11 merchants to VE Services during the fiscal years ended September 30, 2023, 2022, and 2021, respectively. As of the date of this annual report, we have referred two additional merchants to VE Services since October 1, 2023. As we plan to expand our network with more third-party payment service providers and refer more merchants to them to process the payments, we do not expect to derive a substantial amount of payment solution service revenue from related parties in future periods. Since this is a business we recently started, we cannot guarantee that our payment solution service business will be successful. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to retain and expand the user base for our payment solution services or if we fail to implement and maintain a reliable and convenient payment solution system, our payment solution service business may not be successful, and our business, financial condition, and results of operations may be adversely affected.”

Technology

We apply data science technologies extensively throughout our business ecosystem to support Merchant and Member onboarding and digital advertising. Our proprietary technologies include:

●	Merchant and Member Onboarding System. We have developed a system with an innovative business model that incentives both Merchants and Members to onboard our GETBATS website and mobile app, where they both benefit from the transactions facilitated by us via our cash rebate program. We work with both online and offline Merchants, who offer cash rebates to Members based on their spending at the physical store or online via our GETBATS website and mobile app. Through our system, Members receive cash rebates from their spending and Merchants obtain sales from spending Members. In addition, Merchants or Members who have onboarded other Merchants or Members can also receive referral rebates. We have filed patent applications, “System and Method to Seamlessly Onboard Merchants and Members to an Electronic Commerce Website,” for this system in Malaysia, Indonesia, and the Philippines, which applications are pending approval as of the date of this annual report.

●	Cash Rebate Calculation and Distribution System. Once a successful transaction has been completed through the GETBATS website and mobile app, our cash rebate calculation processor will transmit the expending data of the spending Member to a rule engine, which loads one or more distribution tables that set forth pre-determined distribution rules. Based on such data, our calculation engine calculates and distributes the total rebates payable to different entities under various circumstances, including but not limited to (i) the spending Member, (ii) referrals (the Member who introduced the spending Member), (iii) agent-merchants (agents who onboards the Merchant), and (iv) agent-customer (agents who onboards a big group of Members), if applicable. We have filed patent applications, “System and Method to Compute Payable Rebates and Distribute the Payable Rebates to Distribution Entities,” for this system in Malaysia, Indonesia, and the Philippines, which applications are pending approval as of the date of this annual report.

●	Business Data Analysis System. Our analysis engine monitors our Members’ behaviors on the GETBATS website and mobile app and parses all the data properties, including login patterns (such as time, date, and frequency of login), the deals, promotions, and advertisements they click, and the Merchant links that they share. The large repository of Merchant and Member data collected from our GETBATS website and mobile app enables our Merchants to better understand consumers’ preferences and their spending behaviors. In addition, we study viewers’ behaviors on the SEEBATS website and mobile app, where our user profiling engine infers the viewers’ interest, demographic, intent, and other features through dynamic correlation analysis based on the data collected from our SEEBATS website and mobile app, such as the types of movies they view and the time they spend on each movie. In doing so, we relate and categorize the viewers into different spending behavior categories. We also expect to further improve our data analysis capabilities by introducing the descriptive, predictive, and prescriptive features in the future. We have filed patent applications, “System and Method to Analyze Business Data Based on Spending Behavior Data,” for this system in Malaysia, Indonesia, and the Philippines, which applications are pending approval as of the date of this annual report.

●	Payment Token System. Our payment token module on our payment system tokenizes Members’ sensitive payment data by replacing those key data with unique identification symbols that retain all the essential information about the data without compromising its security. Such payment tokens can be automatically loaded, and payments can be automatically made to the merchants who have appropriately confirmed the payment data and selected a payment option. We utilize such token payment data to facilitate secure and convenient transactions conducted in our business ecosystem. Members need not repeatedly fill in complicated payment information when making payments to Merchants, which greatly enhances user experience in payment transactions. We have filed patent applications, “System and Method to Create a Flexible Payment Token for A Plurality of Merchants,” for this system in Malaysia, Indonesia, and the Philippines, which applications are pending approval as of the date of this annual report.

●	StarboxGPT. We independently developed StarboxGPT and it was launched via our GETBATS website in July 2023. StarboxGPT is an AI content generation platform that can process and generate various media forms, including text, image, speech, and video. StarboxGPT analyzes user text inputs and can offer suggestions of design elements, color palettes, and layouts. It also analyzes user image inputs and creates image variations, designs, and other customized outputs to help users meet marketing and promotional needs. StarboxGPT also has a text-to-video feature and an image-to-video feature, which convert text, video, and image instructions or imputes into visually engaging videos. We have filed trademark applications, “StarboxAI” and “StarboxGPT” in Malaysia, Indonesia and the Philippines, which applications are pending approval as of the date of this annual report.

●	Multi-level Marketing Software. Our multi-level marketing software consists of the following modules, the binary multi-level marketing software, the monoline multi-level marketing software, and the blended binary multi-level marketing software. We have filed patent applications, “Unilevel Multi-Level Marketing (MLM) System and Method,” “Multi-Tier Binary Calculation System and Method,” and “Multi-Tier Matrix Calculation System and Method,” for this system in Malaysia, which applications are pending approval as of the date of this annual report.

●	Digital Platform to a User System. Our digital platform, along with its associated method, encompasses several key steps aimed at enhancing user interaction and experience. Initially, the processor presents a verification interface to the user, facilitating the receipt of credentials. Subsequently, the processor enables the user to access a winning interface by scanning an event QR code upon credential submission. Once within the winning interface, the processor displays a series of checkpoints and a rating system to the user. Within this framework, the user can provide ratings and comments on various checkpoints. Furthermore, the processor generates events within the checkpoints and rating system, each with a probability of reward, thereby incentivize user engagement with the digital platform. We have filed a patent application, “System and Method to Provide Access to a Digital Platform to a User,” for this system in Malaysia, which application is pending approval as of the date of this annual report.

●	Compensation Plan System. Our system for compensation plans comprises various integral steps designed to efficiently manage the compensation structure for both distributors and multiple Members. Initially, the processor undertakes the creation of a comprehensive compensation plan tailored for the distributor and a diverse group of Members. Upon the distributor reaching a predetermined top rank, a breakaway occurs, signaling a pivotal moment within the system. Subsequently, the processor computes the compensation amount to be disbursed to both the distributor and the relevant Members based on their recruitment efforts. Finally, the processor distributes the calculated compensation amounts to the respective parties. We have filed a patent application, “System and Method to Provide a Compensation Plan,” for this system in Malaysia, which application is pending approval as of the date of this annual report.

●	Augmented Reality System and Methods to Provide Cash Rebates. Our augmented reality (“AR”) system is comprised of essential components, including a processor, a memory, and a backend server. The memory, in conjunction with the processor, stores and executes instructions aimed at enhancing user experience. These instructions enable the processor to scan machine-readable formats attached to products to extract relevant data. Additionally, the system receives historical user data, encompassing shopping history and preferences. By correlating product data with user history, the system generates personalized insights. Leveraging the backend server, these insights are further analyzed to tailor cash rebate offers for users. We have filed a patent application, “Augmented Reality System and Methods to Provide Cash Rebates,” for this system in Malaysia, which application is pending approval as of the date of this annual report.

●	Targeted Advertisements and Vouchers in Augmented Environment System. Our AR system outlines an approach to delivering tailored advertisements and vouchers within AR environments. It begins with the processor scanning objects to gather pertinent data, followed by retrieving historical user data stored in a database. Subsequently, the processor employs advanced analytics to correlate the object data with the user’s historical preferences, thereby discerning their specific interests in advertisements and vouchers. Finally, the processor presents personalized promotional content on the user’s mobile device. This method is designed to offer a seamless and immersive advertising experience, leveraging insights derived from both user interaction with AR objects and past behavioral patterns. By delivering relevant promotional materials in real-time, the approach aims to enhance user engagement and satisfaction while optimizing the effectiveness of advertising campaigns within AR environments. We have filed a patent application, “System and Method for Providing Targeted Advertisements and Vouchers in Augmented Reality (AR) Environment,” for this system in Malaysia, which application is pending approval as of the date of this annual report.

Software Licensing

To further monetize our existing technologies, during the fiscal year ended September 30, 2023, we started our software licensing business. On March 24, 2023, we entered into a software licensing agreement with Brandavision, pursuant to which we agreed to (1) license the right of using our Data Management System to Brandavision, (2) grant Brandavision the access to our database, (3) help train the staff of Brandavision, and (4) provide continuous technical support. The contract period is three years, commencing March 24, 2023 and ending March 23, 2026. The total contract sum during the contract period is RM12,400,000 (equivalent to US$2.8 million). Following the successful execution of the Brandavision software licensing agreement, we engaged in similar agreements with three additional clients, achieving various milestones throughout. In May 2023, we entered into a second software licensing agreement with another Malaysian companies. In July 2023, we entered into a third software licensing agreement with a Philippines-based company. In August 2023, we entered into a fourth software licensing agreement with a Hong Kong-based company. In the fiscal year ended September 20, 2023, a substantial part of our revenue was derived from providing software licensing to the four clients. These endeavors culminated in a cumulative revenue of $5,715,333 from the software licensing business for the fiscal year ended September 30, 2023, constituting a significant portion of our revenue.

Pursuant to the software licensing agreements, we grant the clients access to our Data Management System or AI Rebates Calculation Engine System. The Data Management System is a software-based solution that facilitates the organization, storage, retrieval, and manipulation of data within an organization or across various systems. The AI Rebates Calculation Engine System utilizes artificial intelligence algorithms to analyze various factors, such as customer purchase history, product data, and market trends, to generate personalized cash rebate offers for users. It automates the process of rebate calculation, optimizing incentives based on individual user behavior and preferences. Further, in response to the diverse and specific needs of each customer, we also incorporate additional modules to expand the functionality of the software systems based on existing technologies.

Our software licensing business comprises of two parts. Firstly, we generate revenue by license the right to use our software to clients in return for license fees. In addition to the license fees, we also provide related technical support, system maintenance services, and system upgrade services, and we received monthly fees for these services.

One Eighty Ltd and its Subsidiaries

On June 26, 2023, we acquired 51% ownership of One Eighty Ltd and its subsidiaries. This acquisition enabled us to further expand our business of online and offline advertisement, including advertisement consultation, design, production, agency services, as well as marketing and promotional campaign services.

We provide brand-building-related consulting services with fixed-priced terms, and our services include market research, advertisement idea conceptualization, brand positioning proposals, and final proposals and solutions. We entered into brand-building-related consulting services agreements with 19 customers in fiscal year 2023, and each of these projects typically takes a few months to one-year to complete.

We provide production services catering to customers seeking the realization of their advertising concepts or other forms of visual and audio projects. Our range of production services encompasses photography, video recording, audio recording, script development, equipment rental, and post-production editing.

We also generate revenue from marketing and promotional campaign services. We assist merchants to plan, arrange, and execute seasonal on-the-ground sales and promotional campaigns, typically located in shopping malls. Our array of services include providing sales campaign proposals, coordinating with shopping mall owners for venue rental, assisting merchant clients with rental equipment, advising merchant clients on site layout arrangements and decorations, and providing product display strategies.

In addition to these services, from time to time, we perform media booking agency services to sell advertisement lots on behalf of media companies. We generate insignificant revenue from our agency services.

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

As of the date of this annual report, we have registered:

●	17,11, and 14 trademarks in Malaysia, the Philippines, and Indonesia, respectively; and

●	121 domain names in Malaysia.

As of the date of this annual report, we have 69 pending trademark applications and 19 pending patent applications in Malaysia, the Philippines, and Indonesia. These pending trademark applications include applications that were under provisional refusal and opposition on the grounds of similarity in Malaysia and the Indonesia (i.e., the trademark applications for “PAYBATS,” “GETBATS,” “SEEBATS”, “StarboxGPT,” and “StarboxAI”). All current 69 pending trademark applications, including the applications that were under provisional refusal and opposition (which have been resubmitted for appeal) and the 19 patent applications, are all currently under examination. For details of the technologies related to the four patent applications and how our businesses depend on them, see “—Technology” above. Our business does not depend on those patent applications. None of our patent applications have resulted in the granting of a patent and we cannot assure you that we will file for or obtain any patents. In addition, we cannot assure you that:

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

Employees

We had 104, 21, and 17 full-time employees as of September 30, 2023, 2022, and 2021, respectively. The following table sets forth the number of our full-time employees as of September 30, 2023:

Function	Number
Management	8
Customer Services and Operations	52
Sales and Marketing	29
General and Administration	15
Total	104

We enter into employment contracts, which contain a confidentiality clause, with our full-time employees.

In fiscal year 2021, we had 12 full-time employees prior to June 30, 2021 and added another five full-time employees in the fourth quarter. We further hired additional four full-time employees in fiscal year 2022. In fiscal year 2023, we hired additional eight full-time employees and added 75 full time employees following the acquisition of One Eighty Ltd. Most of our employees undertook multiple tasks in a cost-effective manner during the fiscal years ended September 30, 2023, 2022, and 2021.

In addition to our full-time employees, we employed five, five, and eight contract workers as of September 30, 2023, 2022, and 2021, respectively. These contract workers are primarily responsible for providing information and technology support.

We believe that we maintain a good working relationship with our employees and contract workers, and we have not experienced material labor disputes in the past. None of our employees and contract workers are represented by labor unions.

Facilities

Our principal executive offices are located in Kuala Lumpur, Malaysia, where StarboxGB, StarboxPB, and StarboxSB lease offices from two third parties, with an aggregate area of approximately 4,800 square feet, pursuant to three tenancy agreements, each with a lease term from May 1, 2023 to April 30, 2024 and were each extended to April 30, 2025. The tenancy agreements of StarboxGB and StarboxPB each have monthly rent of MYR6,760 (approximately $1,500) and may be terminated by giving the landlord three months’ advance notice in writing. The tenancy agreement of StarboxSB has monthly rent of MYR7,100 (approximately $1,590) and may be terminated by giving the landlord two months’ advance notice in writing; StarboxSB may extend the agreement for an additional two years upon its expiration.

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

The Deputy Minister for Communications of Malaysia, Teo Nie Ching, has highlighted the ongoing efforts by various agencies under the ministry to review the CMA 1998. Given the rapid advancements in technology, there is a clear acknowledgment of the need to modernize and adapt the act to the current digital landscapes. It has been announced that the amendment bill to the CMA 1998 is expected to be tabled in the Parliament of Malaysia in early 2024.

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

Our Malaysian subsidiary, StarboxSB, operates our SEEBATS website and mobile app, on which viewers may watch movies and television series through OTT streaming, which may fall under the scope of film distribution under the FINAS Act. As such, StarboxSB obtained the Film Distribution License (License No. DF 04/09445) on April 11, 2022 and subsequently obtained a new Film Distribution License on May 29, 2023 (License No. DF 04/09557), which allows it to engage in the distribution of films. The new Film Distribution License (License No. DF 04/09557) has a validity period from May 29, 2023 to May 28, 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the relevant Malaysian regulatory agency were to determine that a Film Distribution License was required for the operations of our SEEBATS website and mobile app prior to April 11, 2022 and the period between April 10, 2023 and May 29, 2023, our business, financial condition, and results of operations could be adversely affected.”

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

Our Malaysian subsidiary, StarboxGB, undertakes a direct sales business by way of electronic transaction (for the purposes of Section 19A of the DSAPSA 1993), by having a multi-level marketing plan in which individuals who are registered as members will be entitled to four different types of bonuses, which bonus types vary depending on the activities carried out. For illustration purposes, the member will be entitled to a retail profit when they generate a sale with a non-member, a personal sales bonus when a sale is made, a direct sales bonus when its downline members generate sales, and a tier group sales bonus for the sales its group produced. Thus, StarboxGB is required to hold a license under the DSAPSA 1993, which it has obtained and has a validity period from March 10, 2023 to March 9, 2025. Further, it is required to comply with the provisions of the DSAPSA 1993 and the Direct Sales (Scheme and Conduct) Regulations 2001.

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

Other laws and regulations in relation to employment matters include the Industrial Relations Act 1967, Immigration Act 1959/63, Employment (Restriction) Act 1968, Employees Provident Fund Act 1991, Employees’ Social Security Act 1969, Employee Social Security General Rules 1971, Employment Insurance System Act 2017, Minimum Retirement Age Act 2012 and Minimum Wages Order 2022. As of the date of this annual report, our Malaysian subsidiaries are in compliance with all applicable labor regulations.

Regulations Relating to Business Operation

Prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premises from the relevant local authority under the Local Government Act 1976, which confers power to the local authority to create by-laws providing that no person shall use any premises within the jurisdiction of the respective municipal council without a license issued by the respective municipal council, and any person who fails to exhibit his license at all times in some prominent place on the licensed premises or fails to produce such license when required shall be liable to a fine not exceeding MYR500 and/or to imprisonment for a term not exceeding six months. All of our Malaysian subsidiaries have obtained the business premises license from the local authority (i.e., Kuala Lumpur City Hall (DBKL)) and are in compliance with the Local Government Act 1976. The validity periods of the business premises licenses obtained by our Malaysian subsidiaries are as follows: (i) in respect of the business premises license of Starbox Berhad, from May 19, 2023 to May 18, 2024; (ii) in respect of the business premises license of StarboxSB, from March 2, 2023 to March 1, 2024; (iii) in respect of the business premises license of StarboxGB, from March 2, 2023 to March 1, 2024; and (iv) in respect of the business premises license of StarboxPB, from June 3, 2023 to June 2, 2024.

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

To safeguard our rights of invention, StarboxGB has filed the following patent applications  and its rights to such inventions in Malaysia, the Philippines, and Indonesia, all of which are pending approval as of the date of this annual report:

(i)	System and Method to Seamlessly Onboard Merchants and Members to an Electronic Commerce Website;
(ii)	System and Method to Compute Payable Rebates and Distribute the Payable Rebates to Distribution Entities;
(iii)	System and Method to Create a Flexible Payment Token for A Plurality of Merchants;
(iv)	System and Method to Analyze Business Data Based on Spending Behavior Data;
(v)	System and Method to Provide Access to a Digital Platform to a User;
(vi)	Unilevel Multi-Level Marketing (MLM) System and Method;
(vii)	System and Method to Provide a Compensation Plan;
(viii)	Multi-Tier Binary Calculation System and Method;
(ix)	Multi-Tier Matrix Calculation System and Method;
(x)	Augmented Reality Systems and Methods to Provide Cash Rebates; and
(xi)	System and Method for Providing Advertisements and Vouchers in Augmented Reality (AR) Environment.

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2023 and 2022

The following table summarizes our results of operations for the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the fiscal years ended September 30,
	2023		2022		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenue
Revenue from advertising services	$5,307,280	45.20%	$7,174,050	99.72%	$(1,866,770)	(26.0)%
Revenue from software licensing	5,715,333	48.68%	-	-	5,715,333	-%
Revenue from cash rebate, payment solution services, and media booking	84,592	0.72%	20,137	0.28%	64,455	320.08%

Revenue from production services	362,040	3.08%	-	-	362,040	-%
Revenue from promotional campaign services	271,607	2.31%	-	-	271,607	-%
Total operating revenue	11,740,852	100.00%	7,194,187	100.00%	3,847,326	53.48%

Operating costs
Cost, selling, general, and administrative expenses	7,142,863	60.84%	2,243,750	31.19%	4,899,113	218.3%
Total operating costs	7,142,863	60.84%	2,243,750	31.19%	4,899,113	218.3%

Income from operations	4,597,989	39.16%	4,950,437	68.81%	(352,448)	(7.1)%

Other income
Other income, net	(4,174)	(0.04)%	59,377	0.83%	(63,551)	(107.0)%
Total other income, net	(4,174)	(0.04)%	59,377	0.83%	(63,551)	(107.0)%

Income before income tax	4,593,815	39.13%	5,009,814	69.64%	(415,999)	(8.3)%

Provision for income tax expenses	2,134,082	18.18%	1,407,449	19.56%	726,633	51.6%

Income before noncontrolling interest	$2,459,733	20.95%	$3,602,365	50.07%	$(1,142,632)	(31.7)%
Income attributable to noncontrolling interest	311,497	2.65%	-	-%	311,497	-%
Net income to the Company	2,148,236	18.30%	3,602,365	50.07%	(1,454,129)	(40.4)%

Revenue

Our total revenue increased by $4,546,665, or 63.20%, to $11,740,852 for the fiscal year ended September 30, 2023 from $7,194,187 for the fiscal year ended September 30, 2022. The increase in total revenue was primarily due to increases in the revenue from software licensing and the revenue from our subsidiary, One Eighty Ltd, and its subsidiaries.

Our different revenue sources for the fiscal year ended September 30, 2023 and 2022 were as follows:

	For the fiscal years ended September 30,
	2023		2022		Change
	Amount	%	Amount	%	Amount	%
Revenue by service types:
Revenue from advertising services	$5,307,280	45.20%	$7,174,050	99.72%	$(1,866,770)	(26.0)%
Revenue from software licensing	5,715,333	48.68%	-	-%	5,715,333	-%
Revenue from cash rebate, payment solution services, and media booking	84,592	0.72%	20,137	0.28%	64,455	320.08%

Revenue from production services	362,040	3.08%	-	-%	362,040	-%
Revenue from promotional campaign services	271,607	2.31%	-	-%	271,607	-%
Total operating revenue	$11,740,852	100.00%	$7,194,187	100.00%	$3,847,326	53.5%

Revenue from Advertising Services

Our revenue from advertising services decreased significantly by $1,866,770, or approximately 26.02%, from $7,174,050 in the fiscal year ended September 30, 2022 to $5,307,280 in the fiscal year ended September 30, 2023. The decrease was due to decreases in the number of advertisers for our digital advertising services in the fiscal year ended September 30, 2023 due to shift in advertising market behavior after the pandemic; however, we had $2,199,945 advertising design and consultation revenue from our subsidiary, One Eighty Ltd, and its subsidiaries during the fiscal year ended September 30, 2023.

The following table presents the breakdown of our revenue from advertising services for the fiscal years ended September 30, 2023 and 2022:

	For the fiscal years ended September 30,
	2023	2022
Advertisement design and consultation services	$2,738,100	$1,575,800
Advertisement display services, net of discount of $186,565 and $247,060, respectively	2,569,180	5,598,250
Total revenue from digital advertising services, net	$5,307,280	$7,174,050

Revenue from software licensing

On March 24, 2023, our wholly owned subsidiary, StarboxGB, entered into a software licensing agreement with Brandavision. We agreed to customize a comprehensive data management system for Brandavision, grant it the access to our vast database, help train the staff of Brandavision with respect to its use, and provide continuous technical support. The contract period is three years, commencing March 24, 2023, and ending March 23, 2026. The total contract sum during the contract period is RM12,400,000 (equivalent to US$2.8 million). Following the successful execution of the Brandavision agreement, StarboxGB swiftly engaged in similar agreements with three additional clients, achieving various milestones throughout. These endeavors culminated in a cumulative revenue of $5,715,333 from the software licensing business for the fiscal year ended September 30, 2023.

Revenue from Cash Rebates Offered by Retail Merchants, Payment Solution Services, and Media Booking

Our revenue from cash rebate service and payment solution services increased by approximately 320.08% from $20,137 ($10,562 cash rebate revenue and $9,575 payment solution revenue) for the fiscal year ended September 30, 2022 to $84,592 ($11,334 cash rebate revenue, $7,566 payment solution revenue, and $65,692 from media booking revenue) for the fiscal year ended September 30, 2023. The cash rebate service revenue increased primarily due to an increase in the average cash rebate commission rate earned by the Company for the fiscal year ended September 30, 2023 as compared to the fiscal year ended September 30, 2022. For the fiscal year ended September 30, 2023, 42 Merchants offered total cash rebates of $26,443 to attract 2,453 Members to purchase products and services from these Merchants, with sales transaction amount of $2,797,388. Total cash rebate of $24,298 to members was approximately 90% of total rebates offered by Merchants; the average cash rebate commission rate earned by the Company was approximately 10%.  For the fiscal year ended September 30, 2022, 42 Merchants offered total cash rebates of $30,469 to attract 5,488 Members to purchase products and services from these Merchants, with a sales transaction amount of $3,723,699. Total cash rebate of $19,907 to members was approximately 66% of total rebates offered by Merchants; the average cash rebate commission rate earned by the Company was approximately 34%.

We started to provide payment solution services to merchants in May 2021. During the fiscal year ended September 30, 2023, we referred 37 merchants (including 7 new merchants and 30 existing merchants) to VE Services for payment processing and earned commission fees of $7,566. Since VE Services is an entity controlled by one of our beneficial shareholders, our revenue of $7,566 from payment solution services in the fiscal year ended September 30, 2023 was reported as revenue from a related party.

During the fiscal year ended September 30, 2022, we referred 19 merchants to VE Services for payment processing and earned commission fees of $9,575. Since VE Services is an entity controlled by one of our beneficial shareholders, our revenue from payment solution services for the fiscal year ended September 30, 2022 was reported as revenue from a related party.

Costs and operating expenses

The following table sets forth the breakdown of our operating costs for the fiscal years ended September 30, 2023 and 2022:

	For the fiscal years ended September 30,
	2023		2022		Variances
	Amount	%	Amount	%	Amount	%

Cost of revenue	$834,614	7.11%	$6,383	0.09%	$828,230	12,974.34%
Operating expenses
Salary and employee benefit expenses	$1,189,308	18.85%	$429,924	19.22%	$759,384	176.63%
Professional and consulting service fees	1,847,389	29.29%	767,229	34.29%	1,080,160	140.79%
Marketing and promotional expenses	254,306	4.03%	188,338	8.42%	65,968	35.03%
Content license costs	55,067	0.87%	55,000	2.46%	67	0.12%
Website and facility maintenance expenses	294,641	4.67%	292,579	13.08%	2,062	0.70%
Depreciation and amortization	1,789,171	28.36%	106,267	4.75%	1,682,904	1583.66%
Utility and office expenses	170,954	2.71%	144,735	6.47%	26,219	18.11%
Business travel and entertainment expenses	188,735	2.99%	67,836	3.03%	120,899	178.22%
Others	518,678	8.22%	185,458	8.29%	333,220	179.67%
Total operating expenses	$6,308,249	100.00%	$2,237,367	100.00%	$4,070,882	181.95%

Our cost of revenue mainly consisted of labor costs and production costs for our advertisement consultation, design, and production services from our subsidiary, One Eighty Ltd, and its subsidiaries.

Our operating expenses accounted for approximately 53.73% and 31.10% of our total revenue for the fiscal years ended September 30, 2023 and 2022, respectively. Our operating expenses increased significantly by $4,070,882, or approximately 181.95%, from $2,237,367 in the fiscal year ended September 30, 2022 to $6,308,249 in the fiscal year ended September 30, 2023. The increase was primarily due to the following reasons:

(1)	For the fiscal year ended September 30, 2023, the salary expenses were $1,189,308, an increase of $759,384 compared with $429,924 in the fiscal year ended September 30, 2022, primarily due to an increase in the number of employees from 21 for the fiscal year ended September 30, 2022 to 104 for the fiscal year ended September 30, 2023, in order to handle the increase in business activities associated with our advertising services, cash rebate services and the newly expanded business in software licensing services, as well as from our subsidiary, One Eighty Ltd, and its subsidiaries.

(2)	Professional and consulting service fees saw a significant uptick, increasing by $1,080,160 from $767,229 in the fiscal year ended September 30, 2022, to $1,847,389 in the fiscal year ended September 30, 2023. This increase was attributable to multiple factors. Firstly, as the Company completed its first full year as a listed entity on Nasdaq, there was a heightened need for compliance and reporting services, as well as advisory fees, to ensure adherence to regulatory standards and meet obligations to shareholders and regulatory authorities. Secondly, our merger and acquisition activities during the fiscal year incurred additional professional fees, necessitating specialized expertise and consultancy services. Lastly, the expansion and increased complexity of our operations led to a rise in audit fees charged by our external auditors.

(3)	The marketing and promotional expenses primarily included expenses incurred to develop Members, Merchants, and advertisers, and to broaden our brand awareness. Our marketing and promotional expenses increased by $65,968, from $188,338 for the fiscal year ended September 30, 2022 to $254,306 for the fiscal year ended September 30, 2023, as a result of our increased marketing efforts to develop new merchants and advertisers for our services, as well as on-going brand awareness expenses.

(4)	License costs represented service fees paid to third-party content providers to license movies and television series and put such licensed movies and television series on our SEEBATS website and mobile app to drive traffic. License costs slightly increased by $67, from $55,000 in fiscal year 2022 to $55,067 in fiscal year 2023. On November 1, 2021, we entered into a Service and Licensing Agreement with a third-party content provider, Shenzhen Yunshidian, to license movies and television series in various genres, such as action, comedy, fantasy, historical, and romance. The agreement had a term from November 1, 2021 to October 31, 2023 and may be terminated by either party in the event of a material breach by the other party of the agreement. We agreed to pay a content and service fee of $120,000 and a content delivery fee based on the amount of content delivered by the content provider, ranging from $1,700 to $660,000 per year under the Service and Licensing Agreement. Pursuant to a letter agreement dated July 15, 2021, Shenzhen Yunshidian also provided SEEBATS website and mobile app with movies and television series for a free trial run from August 1, 2021 to October 31, 2021, before we entered into the Service and Licensing Agreement. As a result of the Service and Licensing Agreement with Shenzhen Yunshidian, we capitalized content assets as part of our intangible assets and amortize the content assets using the straight-line method over the licensing period from November 1, 2021 to October 31, 2023. For the fiscal years ended September 30, 2023 and 2022, the amortization of intangible assets-content assets of Shenzhen Yunshidian amounted to $55,067 and $55,000, respectively.

(5)	Website and facility maintenance expenses increased by $2,062, from $292,579 in the fiscal year ended September 30, 2022 to $294,641 in fiscal year ended September 30, 2023, because we had constant costs to optimize and upgrade our IT system related to rebate calculation and AI calculation engine.

(6)	Our utility and office expenses increased significantly by $26,219, from $144,735 in the fiscal year ended September 30, 2022 to $170,954 in the fiscal year ended September 30, 2023, primarily due to increased office supply expenses resulting from increased staff.

(7)	Our depreciation and amortization expenses increased significantly by $1,682,904, from $106,267 in the fiscal year ended September 30, 2022 to $1,789,171 in the fiscal year ended September 30, 2023, mainly due to increased amortization of intangible assets. In order to support our expansion of digital advertising service and cash rebate service businesses, in December 2021, we purchased packaged computer software and applications from a third-party vendor at the aggregate cost of MYR2.12 million (equivalent to $504,222) to improve certain functions of our cash rebate and digital advertising operating systems. In addition, from June 2022 to September 2022, we further purchased from the same third-party vendor the packaged computer software and applications in the aggregate amount of $501,412 (MYR2.32 million) to add an embedded treasure hunt system into our digital advertising operating systems, to improve the coding, rating, and comment functions and optimize our SEEBATS mobile app.

In October 2022, we signed a contract with ARX Media Sdn. Bhd. (“ARX”), to conduct a software application design and development project. Total contract price with ARX for the Rebates Mall software design and customization, AR software development, and database processing capacity improvement amounted to MYR218.75 million (approximately $47.2 million) to be performed in the next three years. Pursuant to the contract terms, from November 2022 to December 2022, we made a total prepayment of $25.2 million (MYR111.0 million) as the first installment payment to ARX; of which, $18.13 million (MYR80 million) was transferred into intangible assets during the fiscal year ended September 30, 2023, due to ARX having completed AI calculation engine development as part of the software project. AI calculation engine is a software solution designed to provide advance calculations and analysis based on artificial intelligence algorithms.

We also had $1.4 million trademark, $9.2 million technology, and $12.9 million customer relationship arising from the acquisition of One Eighty Ltd in June 2023.

(8)	Our business travel and entertainment expenses increased by $120,899 from $67,836 in the fiscal year ended September 30, 2022 to $188,735 in the fiscal year ended September 30, 2023, due to our increased efforts to expand our business operations into local and neighboring countries.

(9)	Others included trademark and patent expenses, employee defined contribution plan, bonus, and company’s employee uniform design and customization. Others increased by $333,220 from $185,458 in the fiscal year ended September 30, 2022 to $518,678 in the fiscal year ended September 30, 2023.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was $2,134,082 and $1,407,449 in the fiscal years ended September 30, 2023 and 2022, respectively. Our subsidiaries Starbox Berhad, StarboxGB, StarboxSB, StarboxPB, 180 Degrees, and Media Elements are governed by the income tax laws of Malaysia. The increase in provision for income tax in the current fiscal year compared to 2022 primarily due to provision for deferred tax amounted to $936,098 (MYR4,237,057) resulted from the capitalization of $18.13 million (MYR80 million) for the AI calculation engine. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the fiscal years ended September 30, 2023, 2022, and 2021, with the remaining balance being taxed at the 24% rate.

Our subsidiaries Starbox Global, Starbox International, Irace Technology, and Benefit Pointer are governed by the income tax laws of British Virgin Islands law. Our subsidiary ProSeeds is governed by the income tax laws of Seychelles.

Net Income

As a result of the foregoing, we reported net income of $2,148,236 for the fiscal year ended September 30, 2023, representing a decrease of $1,454,129 from a net income of $3,602,365 for the fiscal year ended September 30, 2022.

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

Our operating costs accounted for approximately 31.19% and 32.42% of our total revenue for the fiscal years ended September 30, 2022 and 2021, respectively. Although our operating costs as a percentage to our total revenue decreased from 32.42% in fiscal year 2021 to 31.19% in fiscal year 2022, due to increased total revenue, our operating costs increased significantly by $1,217,411, or approximately 118.62%, from $1,026,339 in fiscal year 2021 to $2,243,750 in fiscal year 2022. The increase was due to the following major reasons:

(1)	For the fiscal year 2022, the salary expense was $429,924, an increase of $237,943 compared with $191,981 in fiscal year 2021, primarily due to an increase in the number of employees from 17 in fiscal year 2021 to 21 in fiscal year 2022 in order to handle increased business activities associated with our digital advertising services and cash rebate services, and increased directors’ remuneration;

(2)	Professional and consulting service fees were $767,229 in fiscal year 2022, an increase of $401,455 when compared with $365,774 in fiscal year 2021, primarily due to increased professional expenses we paid to third-party professionals for business strategy and planning purposes and increased audit fees in connection with our IPO;

(3)	The marketing and promotional expenses primarily included expenses incurred to develop Members, Merchants, and advertisers, and to broaden our brand awareness. Our marketing and promotional expenses increased by $20,535, from $167,803 in fiscal year 2021 to $188,338 in fiscal year 2022, as a result of our increased marketing efforts to develop new Merchants and advertisers for our services;

(4)	License costs represented service fees paid to third-party content providers to license movies and television series and put such licensed movies and television series on our SEEBATS website and mobile app to drive traffic. License costs slightly increased by $5,000, from $50,000 in fiscal year 2021 to $55,000 in fiscal year 2022. On July 29, 2019 and August 5, 2019, we entered into a Distribution and Ad Sales Deal Agreement with third-party content providers, DMG and SRI, respectively, in order to license movies and television series from them and put such licensed movies and television series on our SEEBATS website and mobile app to drive traffic. Pursuant to these agreements, each with effective terms from August 2019 to July 31, 2021, we were required to pay a flat fee of $10,000 and a monthly fee of $2,500 to DMG and a monthly fee of $2,500 to SRI. As a result, we incurred license costs of approximately $50,000 in fiscal year 2021. On November 1, 2021, we entered into a Service and Licensing Agreement with a third-party content provider, Shenzhen Yunshidian, to license movies and television series in various genres, such as action, comedy, fantasy, historical, and romance. The agreement has a term from November 1, 2021 to October 31, 2023 and may be terminated by either party in the event of a material breach by the other party of the agreement. We agreed to pay a content and service fee of $120,000 and a content delivery fee based on the amount of content delivered by the content provider, ranging from $1,700 to $660,000 per year under the Service and Licensing Agreement. Pursuant to a letter agreement dated July 15, 2021, Shenzhen Yunshidian also provided SEEBATS website and mobile app with movies and television series for a free trial run from August 1, 2021 to October 31, 2021, before we entered into the Service and Licensing Agreement. As a result of the Service and Licensing Agreement with Shenzhen Yunshidian, we capitalized content assets as part of our intangible assets and amortize the content assets using the straight-line method over the licensing period from November 1, 2021 to October 31, 2023. For the fiscal year ended September 30, 2022, the amortization of intangible assets-content assets amounted to $55,000;

(5)	Website and facility maintenance expenses increased by $106,822, from $185,757 in fiscal year 2021 to $292,579 in fiscal year 2022. In order to carry out our businesses, we use (i) the GETBATS website and mobile app to connect our Members and Merchants and (ii) our websites and mobile apps and third-party social media channels to provide digital advertising services to advertisers. The increase was because we incurred higher overhead costs to maintain our websites and mobile apps for stability when our business scale expanded, which required us to process increased merchant and member data. In December 2021, we acquired packaged computer software and applications from a third-party vendor at the cost of MYR2.12 million (equivalent to $504,222) to improve certain functions of our cash rebate and digital advertising operating systems, such as the optimization of the cash rebate calculation and settlement, a more user-friendly shopping cart and eWallet module, a better integration of the SEEBATS website and mobile app with license content provider, and a multilingual interface. In addition, from June 2022 to September 2022, we further purchased from the same third-party vendor the packaged computer software and applications in the aggregate amount of $501,412 (MYR2.32 million) to add imbedded treasure hunt system into our digital advertising operating systems, to improve the coding, rating and comment function and optimize our SEEBATS mobile app. As a result, our website and facility maintenance expenses increased in fiscal year 2022;

(6)	Our utility and office expenses increased significantly by $125,550, from $19,185 in fiscal year 2021 to $144,735 in fiscal year 2022, primarily due to increased office lease expenses and increased office supply expenses when we leased a new office in September 2021;

(7)	Our depreciation and amortization expense increased significantly by $103,699, from $2,568 in fiscal year 2021 to $106,267 in fiscal year 2022 because of the increased amortization of intangible assets. As discussed above, in December 2021, we acquired packaged computer software and applications from a third-party vendor at the cost of MYR2.12 million (equivalent to $504,222) to improve certain functions of our cash rebate and digital advertising operating systems. In addition, from June 2022 to September 2022, we further purchased from the same third-party vendor the packaged computer software and applications in the aggregate amount of $501,412 (MYR2.32 million) to add imbedded treasure hunt system into our digital advertising operating systems, to improve the coding, rating and comment function and optimize our SEEBATS mobile app. We recorded it as intangible assets and amortize such assets over ten years. As a result, our amortization expenses increased in fiscal year 2022;

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

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended September 30, 2023 Compared to the Fiscal Year Ended September 30, 2022

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of September 30, 2023 and as of the date of this annual report. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of our subsidiaries in Malaysia. Our Malaysian subsidiaries’ ability to transfer funds to us in the form of loans or advances or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Malaysia. Our subsidiaries in Malaysia are free to remit divestment proceeds, profits, dividends, or any income arising from our investment in Malaysia, as long as the payment is made in foreign currency, instead of Malaysian Ringgit, and in accordance with the Foreign Exchange Notices issued by the Bank Negara Malaysia (the Central Bank of Malaysia). As of September 30, 2023 and 2022, none of the net assets of our consolidated subsidiaries in Malaysia were restricted net assets. There were funds transferred from our Malaysia subsidiaries to us in the form of advances during the fiscal years ended September 30, 2023, the balance as at September 30, 2023 and 2022 amounted to $264,600 and $nil, respectively.

As of September 30, 2023, funds were transferred among our Cayman Islands holding company and our subsidiaries in Malaysia, as intercompany loans, and used for working capital purposes and amounted to approximately $28.8 million. Funds were transferred among our Malaysian subsidiaries, Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB, as intercompany loans, and used for working capital purposes and amounted to approximately $26.6 million and $6.1 million during the fiscal years ended September 30, 2023 and 2022, respectively. We have not been notified of any restrictions which could limit our Malaysian subsidiaries’ ability to transfer cash among one another.

As of September 30, 2023, we had $2,524,957 in cash and cash on hand as compared to $17,778,895 as of September 30, 2022. We also had $9,405,155 and $2,032,717 in accounts receivable as of September 30, 2023 and 2022, respectively. Our accounts receivable included balances due from advertisers for advertising services rendered, and due from software licensing revenue, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Accounts receivable balance as of September 30, 2022 has been fully collected. Approximately 93% of the September 30, 2023 accounts receivable balance has been subsequently collected as of the date of this report and the remaining balance is expected to be in the beginning of 2024. The following table summarizes our outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of September 30, 2023	Subsequent collection	% of subsequent collection
Less than 6 months	$7,202,265	$6,494,654	90%
From 7 to 9 months	1,901,248	1,875,761	99%
From 10 to 12 months	393,895	391,364	99%
Over 1 year	9,694	-	-%
Total gross accounts receivable	9,507,102	8,761,779	92%
Allowance for doubtful accounts	(101,947)	-	-
Accounts receivable, net	$9,405,155	$8,761,779	93%

As of September 30, 2023, we had prepaid expenses of approximately $15.7 million, which primarily consisted of prepayments to third-party vendors to help us (i) design, develop, and optimize the AR travel guide app with the key commercial objective to provide personalized instant rebates, voucher distribution, and ad placements for merchants, (ii) to conduct software application design, development, conceptualization, and visualization for our Virtual Reality Rebate Mall project, and upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model, and to support our future business expansion, (iii) to design and develop the Artificial Intelligence Chatbot System and maintenance, (iv) to design and develop a conversation AI Chatbot Integration mobile app and website, and (v) create a comprehensive software suite featuring AI-driven advertising, analytics, management tools, market insights analysis, and AR target management. There was no allowance for doubtful accounts recorded for such prepayments, as we consider all of the prepayments fully realizable.

The balance due from a related party was $112,281 as of September 30, 2023, representing due from VE Services for commission receivable for referring payment solution services to VE Services. The balance due to a related party was $246,836 as of September 30, 2023, representing the fee to be paid for secretarial and tax consulting and filing services received from a company that is owned by our CFO, and certain Company’s expense that were paid by related party companies. Such advance was non-interest bearing and due on demand.

As of September 30, 2023, our working capital balance amounted to approximately $24.8 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments.

To further grow our advertiser, Member, and Merchant bases and increase our future revenue and cash flows, we plan to selectively launch our cash rebate and digital advertising services in other countries in Southeast Asia during the next three years, starting from markets such as the Philippines, Thailand, and Indonesia. To accomplish such expansion plan, we will need to establish representative offices or appoint local partners, hire new sales, marketing, and support personnel in the countries in which we will launch our services, improve or upgrade our websites and mobile apps to adapt to local languages and cultures, and promote our brands in these countries. In addition to our geographic business expansion, in order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business growth, we also plan to put a significant amount of investment into our IT system and infrastructure. We will outsource the software and application design and development to third-party vendors for market research, feasibility study, AR app and Virtual Reality Mall Data Management system software conceptualization, visualization, system coding, testing, debugging, and AI Chatbot system design and integration. We believe such IT related investment will help us diversify our future business scope, increase our competitive advantage, and benefit our future long-run growth.

In connection with the above-mentioned business expansion into neighboring countries and investment on our IT infrastructure, we estimate the total related capital investment and expenditures to be approximately $55 million over the next three years, among which, approximately $1 million will be required to support our expansion into the neighboring countries and approximately $20 million to $25 million will be required on IT software related investment within the next 12 months, based on management’s best estimate as of the date of this report. Currently, we plan to use our own cash to support our short-term business growth goal. Our major source of funding includes the following: (i) on August 25, 2022, we closed our initial public offering of 5,375,000 Ordinary Shares at a public offering price of $4.00 per Ordinary Share. We raised approximately $21.5 million in gross proceeds from the initial public offering and underwriters’ partial exercise of the over-allotment option, before deducting underwriting discounts and other related expenses, (ii) on November 3, 2022, we closed a private placement, in which we issued and sold an aggregate of 9,000,000 Ordinary Shares to investors at a price of $1.40 per share and received gross proceeds, before deducting the placement agent’s fees and other related offering expenses, of $12.60 million; we received net proceeds of $11.77 million after deducting the placement agent’s fees and other related offering expenses, and (iii) our operating cash flows from existing businesses as well as potentially from our expansion into neighboring countries within the next 12 months. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months from the date of this report.

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

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the Fiscal Year Ended September 30,
	2023	2022
Net cash (used in) provided by operating activities	$(11,528,168)	$(1,232,364)
Net cash used in investing activities	(16,761,218)	(1,135,929)
Net cash provided by (used in) financing activities	12,063,025	18,039,805
Effect of exchange rate change on cash and restricted cash	972,423	(187,894)
Net increase (decrease) in cash	(15,253,938)	15,483,618
Cash, beginning of period	17,778,895	2,295,277
Cash, end of period	$2,524,957	$17,778,895

Operating Activities

Net cash used in operating activities was $11,528,168 for the fiscal year ended September 30, 2023, and primarily consisted of the following:

●	net income of $2,459,733 for the fiscal year ended September 30, 2023;

●	an increase in outstanding accounts receivable of $5,124,396. Our accounts receivable included balances due from customers for advertising services, software licensing services, cash rebate services, and payment solution services rendered, where our performance obligations had been satisfied, and our fees had been billed but had not been collected as of the balance sheet dates. The September 30, 2023 accounts receivable balance has been 93% collected as of the date of this report;

●	an increase in prepayment and other current assets of approximately $11,265,056. In order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business expansion, we signed a few agreements with third-party technological and software development vendors to (i) conduct software application design and development of an AR travel guide app with the key commercial objective to provide additional digital ad placements for merchants, and to convert online traffic to offline merchants to improve our data processing capacity for instant rebates, and air-drop voucher for merchants, and (ii) conduct a market research, feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging for our Virtual Reality Rebate Mall project, to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms, (iii) design and develop an Artificial Intelligence Chatbot System and maintenance, (iv) design and develop a conversation AI Chatbot Integration mobile app and website, and (v) create a comprehensive software suite featuring AI-driven advertising, analytics, management tools, market insights analysis, and AR target management. As of September 30, 2023, we had prepaid approximately $15.7 million to these vendors, and we consider all of the prepayments fully realizable;

●	a decrease in outstanding taxes payable of $545,753, mainly resulting from payment to settle the September 30, 2022 income tax payable balance;

Net cash used in operating activities was $1,232,364 for the fiscal year ended September 30, 2022, and primarily consisted of the following:

●	net income of $3,602,365 for the year;

●	an increase in accounts receivable of $864,099. Our accounts receivable included balances due from customers for digital advertising services, cash rebate services, and payment solution services rendered, where our performance obligations had been satisfied, and our fees had been billed but had not been collected as of the balance sheet dates. The September 30, 2022 accounts receivable balance has been substantially collected as of the date of this annual report;

●	an increase in prepayment and other current assets of approximately $4,754,970. In order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business expansion, we signed agreements with third-party technological and software development vendors to (i) conduct software application design and development for our development of an AR travel guide app with key commercial objective to provide additional digital ads placement for merchants, and to convert online traffic to offline merchants to improve our data processing capacity for instant rebates, and air-drop voucher for merchants; and (ii) to conduct market research, feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging for our Virtual Reality Rebate Mall project, to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms. As of September 30, 2022, we had prepaid approximately $4.7 million to these vendors and we consider all of the prepayments fully realizable;

●	an increase in outstanding taxes payable of $661,359 due to our increased taxable income. We plan to fully settle the tax liabilities with local tax authorities before August 31, 2023 when we file our annual tax returns in Malaysia; and

●	A decrease in deferred revenue of $778,701 because prior period accrued deferred revenue has been recognized as revenue for current year when our services are rendered. Our customers are typically required to make certain prepayments to us before we provide digital advertising services to them. We record such prepayment as deferred revenue when our performance obligations associated with the delivery of digital advertising services to customers had not been satisfied as of the balance sheet date. Due to the generally short-term duration of the contracts, the majority of our unfulfilled performance obligations are satisfied in the following reporting period.

Investing Activities

Cash used in investing activities was $16,761,218 for the fiscal year ended September 30, 2023, which primarily included cash acquired from acquisition of subsidiaries of $932,893, but partly offset with purchase of property and equipment of $14,864 and purchase of intangible assets of $17,679,247 during the period.

Cash used in investing activities was $1,135,929 for the fiscal year ended September 30, 2022, which primarily included purchases of property and equipment of $6,669 and purchases of intangible assets of $1,129,260.

Financing Activities

Cash provided by financing activities was $12,063,025 for the fiscal year ended September 30, 2023, which consisted of net proceeds from our private placement of $11,766,810, offset by repayment of borrowing from related parties in the amount of $317,833.

Cash provided by financing activities was $18,039,805 for the fiscal year ended September 30, 2022, which consisted of net proceeds from our IPO of $18,769,326 that was completed in August 2022, offset by repayment of borrowing from related parties in the amount of $727,935.

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

As of September 30, 2022, there were no cash transfers between our Cayman Islands holding company and our subsidiaries in Malaysia, in terms of loans or advances or cash dividends. Funds were transferred among our Malaysian subsidiaries, Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB, as intercompany loans, and used for working capital purposes and amounted to approximately $6.1 million and $0.48 million during the fiscal years ended September 30, 2022 and 2021, respectively. We have not been notified of any restrictions which could limit our Malaysian subsidiaries’ ability to transfer cash among one another.

As of September 30, 2022, we had $17,778,896 in cash and cash on hand as compared to $2,295,277 as of September 30, 2021. We also had $2,032,717 and $1,362,417 in accounts receivable as of September 30, 2022 and September 30, 2021, respectively. Our accounts receivable included balances due from advertisers for digital advertising services rendered, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Accounts receivable balance as of September 30, 2022 and 2021 have been fully collected.

As of September 30, 2022, we had prepaid expenses and other current assets balance of approximately $4.3 million, which primarily consisted of prepayments to third-party vendors to help us (i) design, develop, and optimize the AR travel guide app with the key commercial objective to provide personalized instant rebates, voucher distribution, and ad placements for merchants and (ii) to conduct software application design, development, conceptualization, and visualization for our Virtual Reality Rebate Mall project, and upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model, and to support our future business expansion. There was no allowance for doubtful accounts recorded for such prepayments as we consider all of the prepayments fully realizable.

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

Contractual Obligations

Office lease

Prior to August 2021, the Company had not directly entered into any office lease agreements. The lease expenses were paid by Zenapp on behalf of the Company, with an estimated amount of $4,200 for the fiscal year ended September 30, 2020, and approximately $3,850 for the period from October 2020 to August 2021. On August 20, 2021, the Company’s main operating subsidiaries in Malaysia started to lease office spaces from Zenapp, with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424). In the end of April 2022, the Company terminated the sub-tenancy agreements with Zenapp, and entered into three lease agreements directly with Berjaya Steel Works Sdn Bhd and Woon Chun Yin for a term of one year from May 1, 2022 to April 30, 2023 with the monthly rent of MYR6,288, MYR6,288, and MYR6,800, respectively (approximately $1,460, $1,460, and $1,580, respectively). There was no penalty for the early termination of the sub-tenancy agreements. In May 2023 and June 2023, the Company renewed each of the office lease agreements for additional two years, and each with a lease maturity date in April 2025. The monthly rent of of the tree leases are MYR 6,700, MYR 6,700, and MYR 7,100, respectively (approximately $1,500, $1,500, and $1,590, respectively).

The following tables summarize our contractual obligations as of September 30, 2023:

12 months ending September 30,	Lease payment
2024	$46,487
2025	52,716
2026	38,314
2027	10,589
Total future minimum lease payments	148,106
Less: imputed interest	5,078
Total	$143,028

Equipment leases

Effective June 20, 2020, the Company entered into a 60-month lease for a photocopier. The monthly rent is approximately $95.

As of September 30, 2023, the maturities of operating lease liabilities were as follows:

12 months ending September 30,	Lease payment
2024	$1,120
2025	840
Total future minimum lease payments	1,960
Less: imputed interest	(87)
Total	$1,873

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2023, 2022, and 2021.

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

Number of Advertisers for Our Advertising Services and Our Service Fees Charged

A significant part of our revenue is derived from providing advertising services to advertisers. Some of these advertisers have also registered through our GETBATS website and mobile app as Merchants. Our advertising services are designed to help advertisers drive consumer demand, increase sales, and achieve operating efficiencies. Thus, our relationships with advertisers primarily depend on our ability to deliver quality digital advertising services at attractive prices. If advertisers are dissatisfied with the effectiveness of the advertising campaigns run through our digital channels, they may stop purchasing our advertising services or decrease the amount they are willing to spend on marketing campaigns and promotional activities. For the fiscal year ended September 30, 2023, we provided advertising services to 31 advertisers, among which six had registered with us as Merchants as of September 30, 2023 and the remaining 25 advertisers did not. For the fiscal year ended September 30, 2022, we provided digital advertising services to 63 advertisers, among which 22 had registered with us as Merchants as of September 30, 2022 and the remaining 41 advertisers did not. For the fiscal year ended September 30, 2021, we provided digital advertising services to 25 advertisers, among which 13 had registered with us as Merchants as of September 30, 2021 and the remaining 12 advertisers did not. For the fiscal year ended September 30, 2023 and 2022, no single advertiser accounted for more than 10% of our total revenue. For the fiscal year ended September 30, 2021, three advertisers accounted for approximately 21.7%, 10.8%, and 10.8% of our total revenue, respectively. Our dependence on a small number of advertisers for our digital advertising services could expose us to the risk of substantial losses if a single advertiser stops purchasing our digital advertising services, decreases its advertising spending, or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces advertising spending or stops purchasing digital advertising services from us, our net revenue could be materially and adversely affected. However, as we plan to increase our marketing efforts to expand our advertiser network and provide digital advertising services to advertisers in other countries in Southeast Asia, we believe such customer concentration will diminish in the foreseeable future.

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

Our Ability to Expand Our Software Licensing Business

Trends in software licensing develop and change quickly based on industry developments and market dynamics. Currently, some prevalent trends in software licensing industry include: subscription model, cloud-based licensing, usage-based licensing, and tailored enterprise agreements. We provide our software licensing services based on tailored enterprise agreements. Larger enterprises often negotiate tailored licensing agreements based on their specific needs and usage patterns for more flexibility and cost-effectiveness.

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

COVID-19 Pandemic Affecting Our Results of Operations

Our operations may be further affected by the ongoing COVID-19 pandemic. In response to the COVID-19 pandemic, Malaysia was put through various stages of lockdowns, quarantines, travel restrictions, and the temporary closure of stores and facilities nationwide, and most business sectors were only allowed to operate under strict rules and standard operating procedures mandated by the government of Malaysia. Substantially all of our revenue is concentrated in Malaysia. Consequently, our results of operations may be adversely and materially affected, to the extent that the COVID-19 pandemic or any other epidemic harms the Malaysian economy and global economy in general. The COVID-19 pandemic has adversely affected our business operations. Specifically, significant governmental measures implemented by the Malaysian government, including various stages of lockdowns, closures, quarantines, and travel bans, led to the store closure of some of our offline Merchants. As a result, our cash rebate service business was negatively affected to a certain extent, because the number of offline sales transactions between retail shoppers and retail merchants facilitated by us did not grow as much as we expected, leading to a lower amount of cash rebate service revenue than we expected during the fiscal year ended September 30, 2023, 2022, and 2021. However, our digital advertising service revenue was not significantly affected by the COVID-19 pandemic, because more people have opted to use various online services since the beginning of the COVID-19 pandemic. As more advertisers used our digital advertising services through our websites and mobile apps and third-party social media channels to target their audiences, our revenue from digital advertising services increased significantly from fiscal year 2021 to fiscal year 2022. In fiscal year 2023, our revenue from digital advertising decreased due to competition. However, any resurgence of the COVID-19 pandemic could negatively affect the execution of customer contracts and the collection of customer payments. The extent of any future impact of the COVID-19 pandemic on our business is still highly uncertain and cannot be predicted as of the date of this annual report. Any potential impact to our operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities to contain the spread of the COVID-19 pandemic, almost all of which are beyond our control.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the Jumpstart Our Business Startups Act of 2012. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, the discount rate used to calculate lease liabilities, the amount of worldwide tax provision, realization of deferred tax assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

Accounts Receivable, Net

Accounts receivable primarily consist of service fees generated from providing advertising services, payment solution services to retail merchants, and software licensing revenue.

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect the amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2023 and 2022, there was no allowance for doubtful accounts recorded as we consider all of the outstanding accounts receivable fully collectible.

Impairment of long-lived assets

Long-lived assets with finite lives, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2023 and 2022.

Goodwill

Goodwill is the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with ASC Topic 350, “Intangibles-Goodwill and Other,” goodwill is not amortized but is tested for impairment, annually or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level.

Generally, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If factors indicate that this is the case, we then estimate the fair value of the related reporting unit determined using discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

If the fair value is less than the carrying value, the goodwill of the reporting unit is determined to be impaired and we will record an impairment equal to the excess of the carrying value over its fair value. We did not record any impairment loss during the fiscal year ended September 30, 2023.

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

We currently generate our revenue from the following main sources:

Revenue from advertising services

a) Digital advertising services

The Company’s advertising service revenue is derived principally from advertising contracts with advertisers, which allow advertisers to place advertisements on the Company’s websites and mobile apps and third-party social media channels over a particular period of time. The advertising contracts specify the related fees and payment terms and provide evidence of the arrangements. The Company’s digital adverting services are to (i) provide advertisement design and consultation services to help advertisers precisely shape their digital advertising strategies and optimize the design, content, and layout of their advertisements and (ii) the displaying of advertisers’ advertisements of products and services on the Company’s websites and mobile apps and third-party social media channels over a particular period of time and in a variety of forms, such as logos, banners, push notification, and posts by accounts of influencers and bloggers, to help promote advertisers’ products and services and enhance their brand awareness. Advertisers may elect to engage with the Company for only advertisement display services or both advertisement design and consultation services and advertisement display services.

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

b) Brand-building-related consulting services

The Company’s advertising service revenue is derived principally from its advertising and brand-building-related service agreements with customers, pursuant to which the Company provides creative ideas, strategies, proposals, and solutions to customers for advertising and brand positioning, helping them create appropriate advertising languages or images, identifying appropriate communication media channels, incorporating advertising and brand promotion strategies into their marketing plans, and recommending and coordinating the customers with relevant media channels for advertisement display or broadcasting. The Company’s advertising and brand-building-related consulting service agreements with customers are fixed-price agreements, and the service fees depend on the job scope and complexity of each project. It normally takes a few months to one year to complete a project, including market research, advertisement idea conceptualization, brand positioning proposals, and final delivery of customer-accepted proposals and solutions.

Each of the service promises in an advertising and brand-building-related consulting service agreement is not distinct in the context because they are the inputs to deliver the combined output. Therefore, these performance obligations are identified as a combined single performance obligation. Once a customer accepts the final deliverables, which marks the completion of an agreement, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligation over the service period. Revenue from such services is recognized over the period. Advances or deposits from customers are deferred first and then recognized as revenue until the completion of the service.

The Company is acting as a principal in these transactions and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has discretion in establishing prices, and is responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk.

Revenue from software licensing

In 2023, the Company started its software licensing business, in which the Company develops software, such as the data management system, licenses the use right of the software to customers for certain periods of time for license income, and provides related technology support and system maintenance services on a monthly basis. A software licensing contract with a customer includes promises to transfer software products and provide technical support and system maintenance services, which are generally capable of being distinct performance obligations. Software licensing is considered a distinct performance obligation and accounted for separately from the technical support and system maintenance services. Revenue from distinct software license is recognized at the point in time when the software is delivered to the customers. Revenue from technical support, system maintenance, and upgrade is recognized over the period in which the service is provided. The standalone sales prices (“SSPs”) for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Revenue from cash rebate, payment solution services, and media booking

a) Cash rebate services

The Company also utilizes its websites and mobile apps to connect retail merchants and retail shoppers and facilitate retail shoppers to purchase consumer products or services from retail merchants online or offline under the cash rebate programs offered by retail merchants. The cash rebate offered by retail merchants range from 0.3% to 99.99% based on the sales price of the products or services, among which approximately 48% to 90% are awarded to retail shoppers, and the Company is entitled to receive and retain the remaining approximately 52% to 10% as cash rebate revenue for facilitating online and offline sales transactions. There is a single performance obligation in the contract, as the performance obligation is to facilitate the sales transactions between the retail shoppers and the retail merchants.

The Company merely acts as an agent in these types of transactions. The Company does not have control of the goods or services under the sales transactions between the retail merchants and retail shoppers, has no discretion in establishing prices, and does not have the ability to direct the use of the goods or services to obtain substantially all the benefits. The Company recognizes cash rebate revenue at the point when retail merchants and retail shoppers are connected and the sales transactions are facilitated and completed. Revenue is reported net of service taxes.

b) Payment solution services

In May 2021, the Company started to provide payment solution services to retail merchant customers by referring them to VE Services. The Company entered into the Appointment Letter with VE Services and started to refer retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charges retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company is entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranges from 0.15% to 0.525% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acts as an agent in this type of transaction. The Company has no discretion in establishing prices and does not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue is recognized at the point when the payment is processed and the Company’s performance obligations are satisfied.

c) Media booking

The Company also sells media companies’ advertising spaces to merchant customers on behalf of media companies. Media channel booking includes press media booking, TV commercial airtime booking, broadcasting or radio media booking, billboard media booking, and digital media booking. The Company signs agency agreements with media companies to sell their advertising spaces to merchant customers who have advertising needs. The Company’s performance obligations include referring merchant customers to media companies and getting paid by media companies referral fees or commissions at pre-determined rates negotiated with the media companies, which are rates based on advertising amounts purchased or spent by merchant customers. Revenue is recognized at the point when merchant customers posted their advertisements on the media channels. The Company is acting as an agent in these transactions, as it does not have discretion in establishing prices, and is not responsible for fulfilling the promise and providing customers the specified services and deliverables.

Revenue from photograph, commercial video and audio recording, and production services (“production services”)

The Company signs fixed-price agreements with customers who already have their own concept or ideas for the commercial photo, video, and audio, but need professionals and talents to help turn their unique vision, voice, and expression into displayable and captivating advertisements in photograph, video, or audio format. The Company’s performance obligations include identifying, organizing, and coordinating with professional teams (including qualified photographer, videographer, film directors, actors or models, commercial voiceover talents, stylists, makeup artists, editors, video and audio engineers, and music mixing engineer) to perform such services, shooting location rental, equipment and transportation vehicle rental, developing the script for the dialog for photographing and video and audio recording, post production editing, and the delivery of final quality products to customers to satisfy their advertising needs. As a result of these combined performance obligations, the Company delivers the final photograph, video, or audio recording outputs to customers when the related services are rendered. These services are not distinct in the context of the service agreements because they are the inputs to deliver the combined output to the customers. The agreement with customers for such photograph, commercial video and audio recording, and production services specifies the service fees, payment terms, work scope, and arrangements. Once customers accept the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligations at the point when the services are rendered and the photograph, video, and audio recording products are delivered to customers. Revenue is recognized at the point when the final products are delivered to customers and are accepted by them.

The Company is acting as a principal and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in select third-party professional teams to complete the advertising production job, and bears the risk for services that are not fully paid for by customers.

Revenue from marketing and promotional campaign services

The Company assists merchants in planning, arranging, and executing seasonal on-the-ground sales and promotional campaigns, normally located in shopping malls. The Company’s services include providing sales campaign proposals, coordinating with shopping mall owners for location rental, assisting merchant clients with equipment rental, advising the clients on site layout arrangements and decorations, and providing product display strategies. The Company considers these a single performance obligation. It usually takes a few days to a few weeks from the preparation of the marketing and sales campaign event to the execution. The service agreement with a merchant client is a fixed-price agreement, and the Company is entitled to receive the payment when the related services are rendered. Contract price is allocated to one single performance obligation upon rendering the services. Revenue is recognized at the point when the marketing and promotion event is organized and related services are performed.

The Company is acting as a principal for such service and records revenue earned and costs incurred related to these services on a gross basis, because the Company has latitude in establishing prices, and is responsible for fulfilling the promise and providing customers with the specified services.

Deferred revenue

Deferred revenue occurs when the Company has entered into a contract with a customer and cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. The Company’s performance obligations are generally satisfied within 12 months of the initial contract date. As of September 30, 2023 and 2022, deferred revenue amounted to $393,615 and $nil, respectively.

Disaggregation of Revenue

We disaggregate our revenue from contracts by service types, as we believe it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of our disaggregation of revenue by service types for the fiscal years ended September 30, 2023, 2022 was as follows:

	For the fiscal years ended September 30,
	2023	2022	2021

Revenue from digital advertising services
Advertisement design and consultation services	$2,738,100	$1,575,800	$384,061
Advertisement display services	2,755,745	5,845,310	2,921,937
Gross revenue from advertising services	5,493,845	7,421,110	3,305,998
Less: discount to customers for advertisement displays	(186,565)	(247,060)	(147,478)
Sub-total of net revenue from advertising services	5,307,280	7,174,050	3,158,520

Revenue from cash rebate, payment solution services and media booking	84,592	20,137	7,708
Revenue from software licensing	5,715,333	-	-
Revenue from production services	362,040	-	-
Revenue from promotional campaign service	271,607	-	-

Total operating revenue	$11,740,852	$7,194,187	$3,166,228

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2023, 2022, and 2021. We do not believe there was any uncertain tax provision as of September 30, 2023 and 2022.

Our operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the fiscal years ended September 30, 2023, 2022, and 2021. As of September 30, 2023 and 2022, all of the tax returns of our Malaysian subsidiaries remained open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We have adopted this guidance effective October 1, 2023 and the adoption did not have an impact on our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Lee Choon Wooi	48	Chief Executive Officer, Director, and Chairman of the Board of Directors
Khoo Kien Hoe	53	Chief Financial Officer and Director
Lai Kwong Choy	61	Independent Director
Sung Ming-Hsuan	42	Independent Director
Ooi Bee Lian	54	Independent Director

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

Ms. Ooi Bee Lian has served as our independent director since April 2023. Ms Ooi has over 25 years of business and managerial experience in the healthcare, nursing, and finance industries. She specializes in general life support interventions, marketing nutritional immunology, and biotech products. From January 2015 to March 2022, Ms. Ooi served as the Deputy Director of Nursing for the Penang Community Haemodialysis Society. During her tenure, she demonstrated years of progressive leadership with experience in governance, operations, strategy development, human resources, and business development. She also served on several association-wide task forces and provided oversight for several major board governance programs, association operational initiatives, and educational and advocacy conferences. Ms. Ooi is the founder and has served as the Managing Director of JL Signature Sdn. Bhd., a private investment management firm focusing on real estate and technology-driven investment holdings in Malaysia, since June 2020. Ms. Ooi received her Executive Master’s in Business Administration degree from Lincoln University College, Malaysia, and she also holds a Diploma in Nursing from the College of Nursing, Hospital Lam Wah Ee, Malaysia.

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

B. Compensation

For the fiscal year ended September 30, 2023, we paid an aggregate of MYR808,717 ($178,670) as compensation to our executive officers and directors. In the fiscal year ended September 30, 2023, we accrued a director fee amounting to MYR310,000 ($66,061), designated for payment to our independent directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our Malaysian subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her statutory benefits.

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

Board of Directors

Our board of directors consists of five directors. Our board of directors has determined that our three independent directors, Lai Kwong Choy, Sung Ming-Hsuan, and Ooi Bee Lian satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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

Audit Committee. Our audit committee consists of our three independent directors, Lai Kwong Choy, Sung Ming-Hsuan, and Ooi Bee Lian. Sung Ming-Hsuan is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Sung Ming-Hsuan qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent directors, Lai Kwong Choy, Sung Ming-Hsuan, and Ooi Bee Lian. Lai Kwong Choy is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Lai Kwong Choy, Sung Ming-Hsuan, and Ooi Bee Lian. Ooi Bee Lian is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 84,004,984 Ordinary Shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Lee Choon Wooi	800,000	0.95%
Khoo Kien Hoe	800,000	0.95%
Lai Kwong Choy	—	—
Sung Ming-Hsuan	—	—
Ooi Bee Lian	—	—
All directors and executive officers as a group (five individuals):	1,600,000	1.90%

(1)	Unless otherwise indicated, the business address of each of the individuals is VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia.

As of the date of this annual report, approximately 56.79% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Choo Keam Hui	Our former director and one of the directors of Starbox Berhad
Zenapp	An entity controlled by Choo Keam Hui prior to September 20, 2021
Bizguide Corporate Service Sdn Bhd	An entity controlled by Khoo Kien Hoe, our CFO
KH Advisory Sdn Bhd	An entity controlled by Khoo Kien Hoe, our CFO
VE Services	An entity controlled by Choo Teck Hong, one of our beneficial shareholders, a director of Starbox Berhad, and a sibling of Choo Keam Hui
Chan Chee Hong	Director, chief executive officer, and shareholder of One Eighty Ltd and 180 Degrees Brandcom Sdn Bhd
Chan Foong Ming	Sister of Chan Chee Hong and director of Media Elements
180 Degrees Strategic Communications Sdn Bhd	An entity controlled by Chan Chee Hong
181 Degree Holding Sdn Bhd	An entity controlled by Chan Chee Hong
Infinity Elements Sdn Bhd	An entity controlled by Chan Foong Ming

a.	Due from related parties

Due from related parties consisted of the following:

Name	September 30, 2023
Chan Foong Ming	1,094
Chan Chee Hong	45,000
Infinity Elements Sdn Bhd	66,187
Total	$112,281

As of September 30, 2023, the balance of due from Chan Foong Ming and Chan Chee Hong were advances, and the balance of due from Infinity Elements Sdn Bhd was ordinary trade in nature between Media Elements Sdn Bhd and Infinity Elements Sdn Bhd.

b.	Due to related parties

Due to related parties consisted of the following:

Name	September 30, 2023
Bizguide Corporate Service Sdn Bhd	$1,892
KH Advisory Sdn Bhd	937
180 Degrees Strategic Communications Sdn Bhd	132,774
181 Degree Holding Sdn Bhd	5,965
Chan Chee Hong	105,268
Total	$246,836

As of September 30, 2023, the balance of due to related parties was the fee to be paid for secretarial and tax consulting services received and advances and ordinary trade in nature between 180 Degrees Brandcom Sdn Bhd and 180 Degrees Strategic Communications Sdn Bhd.

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

In May 2021, we started to provide payment solution services to merchants by referring them to VE Services. During the fiscal year ended September 30, 2023, we referred 37 merchants to VE Services for payment processing and earned commission fees of $7,566, which was reported as revenue from payment solution services in our consolidated financial statements.

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

With reference to Appendix 5 (Review of Income Tax Treatment for Micro, Small, and Medium Enterprises) of the Budget Speech 2023 re-tabled on February 24, 2023, a company that has a paid-up capital of MYR2.5 million and below with an annual sale turnover not exceeding MYR50 million is categorized as an MSME. To increase the competitiveness of MSME and promote economic growth, it is proposed that the tax rate on chargeable income for the first MYR150,000 be reduced by 2% from 17% to 15% and the tax rate for the remaining taxable income of MYR150,001 to MYR600,000 be maintained at 17% and remaining chargeable income above MYR600,000 to be maintained at 24% from YA 2023.

As of YA 2024 and onwards, the Budget Speech 2024 highlighted the Malaysian government’s commitment in encouraging MSMEs to digitalize their operations and adopt automation, with the ultimate goal of becoming a sustainable business. For taxpayers with an annual income or sales exceeding MYR100 million, e-invoicing implementation is mandated from August 1, 2024. Taxpayers in other income categories are required to implement e-invoicing from July 1, 2025. Further, there is a proposed tax deduction of up to MYR50,000 for each YA, effective from YA 2024 to YA 2027. This deduction is applicable for Environmental, Social and Governance (ESG) related expenditures by MSMEs such as: (i) enhance sustainability reporting framework; (ii) climate risk management and scenario analysis; (iii) tax corporate governance framework (TCGF) of IRB; (iv) transfer pricing documentation; (v) e-invoicing implementation; and (vi) any reporting requirement related to ESG.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of September 30, 2023, 2022, and 2021, $2,524,957, $17,778,895, and $2,295,206 of our cash was on deposit at financial institutions in Malaysia, respectively. The Company has not experienced any losses in such accounts. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Department of Statistics Malaysia Official Portal, the year-over-year percent changes in the consumer price index for 2021 was an increase of 2.5% and for 2022, an increase of 3.3%. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Malaysia. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-265635)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-265635) for our initial public offering, which was declared effective by the SEC on August 19, 2022. In August 2023, we completed our initial public offering in which we issued and sold an aggregate of 5,375,000 Ordinary Shares, at a price of $4.00 per share for $21.5 million. Network 1 Financial Securities, Inc. was the representative of the underwriters of our initial public offering.

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

We received net proceeds of approximately $18.8 million after the deduction of approximately $2.7 million of offering costs. As of the date of this annual report, we have fully utilized the net proceeds for (i) expanding our business into other countries in Southeast Asia; (ii) upgrading our software and systems; and (iii) promoting our brands in Malaysia.

Registration Statement on Form F-3, as amended (File Number 333-274484)

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-274484), utilizing a shelf registration process, which was declared effective by the SEC on September 28, 2023. In October 2023, we entered into a sales agreement with the Sales Agent, to commence an at-the-market offering pursuant to which we may offer and sell, from time to time, through or to the Sales Agent, the Ordinary Shares, having an aggregate gross offering price of up to $30 million. As of the date of this annual report, the Sales Agent has sold an aggregate of 119,984 Ordinary Shares at an average offering price of $1.0289 per share for a total of $123,452 gross proceeds.

We incurred approximately $301,000 in expenses in connection with the at-the-market offering, which included $4,064 in expenses paid to or for the Sales Agent, $3,703 in commission, and $361 in other expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

As of the date of this annual report, the net proceeds raised from the at-the-market offering were $119,388 after deducting the offering expenses payable by us. As of the date of this annual report, we have used $119,388 from the net proceeds for working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2023.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of September 30, 2023, our disclosure controls and procedures were not effective. Our conclusion is based on (i) the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of September 30, 2023. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

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

YCM CPA INC.

	For the Fiscal Years Ended September 30,
	2023	2022	2021
Audit fees(1)	$475,000	$250,000	$-
Audit-Related fees	25,000	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$500,000	$250,000	$-

Friedman LLP

	For the Fiscal Years Ended September 30,
	2023	2022	2021
Audit fees(1)	$120,000	$300,000	$200,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	50,000	-	-
Total	$170,000	$300,000	$200,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2022.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow our home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending September 30, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Starbox Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
2.2	Form of Representative’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
2.3	Description of Securities (incorporated herein by reference to Exhibit 23 to the annual report on Form 20-F (File No. 001-41480) filed with the Securities and Exchange Commission on January 18, 2023)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.4	Form of Quotation for Digital Advertising Services (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.5	Service and Licensing Agreement dated November 1, 2021 by and between Shenzhen Yunshidian and StarboxSB (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.6	Appointment Letter dated October 1, 2020 by and between VE Services Sdn Bhd and StarboxPB (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.7*	Tenancy Agreement dated June 15, 2023 by and between BERJAYA STEEL WORKS SDN BHD and StarboxGB
4.8*	Tenancy Agreement dated May 1, 2023 by and between Woon Chun Yin and Starbox SB
4.9*	Tenancy Agreement dated June 15, 2023 by and between BERJAYA STEEL WORKS SDN BHD and StarboxPB
4.10	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on October 27, 2022)
4.11	Escrow Agreement dated October 26, 2022, by and among the Company, the Network 1 Financial Securities, Inc., and the Escrow Agent (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on October 27, 2022)

4.12	Placement Agreement dated October 26, 2022, by and between the Company and the Network 1 Financial Securities, Inc. (incorporated herein by reference to Exhibit 1.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on October 27, 2022)
4.13	Software Licensing Agreement between Brandavision and StarboxGB dated March 24, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on March 24, 2023)
4.14	Software Licensing Agreement between 1 Pavilion and StarboxGB dated May 18, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on May 19, 2023)
4.15	Share transfer agreement dated April 19, 2023, by and between the Company and Choo Keam Hui for the acquisition of Starbox International (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on May 23, 2023)
4.16	Form of transfer of securities, effective on May 22, 2023 (incorporated herein by reference to Exhibit 10.3 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on May 23, 2023)
4.17	Share Purchase Agreement among the Company, Starbox Global, and the One Eighty Shareholders dated June 26, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on June 26, 2023)
4.18	Software Licensing Agreement between MRP and StarboxGB dated July 19, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on July 19, 2023)
4.19	Sales Agreement by and between Starbox Group Holdings Ltd. and A.G.P/Alliance Global Partners (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on October 5, 2023)
4.20	Share Sale Agreement between the Company, Starbox International, and the ProSeeds Shareholders dated October 26, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on October 27, 2023)
4.21	Share Sale Agreement between the Company, Starbox International, and the Trade Router Shareholders dated January 26, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on January 26, 2024)
4.22*	Software Licensing Agreement between StarboxPB and China Dragon (Silk Road Economic Belt) Co. Limited dated August 21, 2023
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
11.2*	Insider Trading Compliance Manual of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of YCM CPA INC.
15.2*	Consent of Friedman LLP
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Starbox Group Holdings Ltd.

	By:	/s/ Lee Choon Wooi
Lee Choon Wooi
Chief Executive Officer, Director, and
Chairman of the Board of Directors (Principal Executive Officer)

Date: February 8, 2024

STARBOX GROUP HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Starbox Group Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Starbox Group Holdings Ltd. and subsidiaries (collectively, the “Company”) as of September 30, 2023 and 2022, and the related consolidated statement of operations and comprehensive income, changes in shareholder’s equity, and cash flows for the years ended September 30, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the year ended September 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

February 8, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

Starbox Group Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income (loss) of Starbox Group Holdings Ltd. and its subsidiaries (collectively, the “Company”), changes in shareholders’ equity (deficit), and cash flows for the year ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2021 through 2022.

New York, New York

March 22, 2022, except for Note 2, as to which the date is May 18, 2022, and Notes 7 and 12, as to which the date is June 15, 2022

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30, 2023	As of September 30, 2022

ASSETS
CURRENT ASSETS
Cash and equivalents	$2,524,957	$17,778,895
Accounts receivable, net	9,405,155	2,032,717
Prepaid expenses and other current assets	16,067,467	4,269,611
Short-term deposits	125,298	-
Due from related parties	112,281	1,473
Total current assets	28,235,158	24,082,696

NON-CURRENT ASSETS
Property and equipment, net	2,523,181	13,380
Intangible assets, net	39,666,050	903,768
Right-of-use assets, net	144,901	42,574
Long-term deposits	213,047	-
Goodwill	82,244,248	-
Total non-current assets	124,791,427	959,722

TOTAL ASSETS	$153,026,585	$25,042,418

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,088,982	$-
Taxes payable	339,350	1,404,128
Deferred revenue	393,615	-
Accrued liabilities and other current liabilities	1,271,087	541,050
Operating lease liabilities, current	47,537	15,833
Due to related parties	246,836	7,361
Total current liabilities	3,387,407	1,968,372

NON-CURRENT LIABILITIES
Deferred tax liabilities, net	6,412,919	-
Operating lease liabilities, non-current	97,364	26,741
Loans payable	2,070,563	-
Total non-current liabilities	8,580,846	26,741

TOTAL LIABILITIES	11,968,253	1,995,113

COMMITMENT AND CONTINGENCY

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.001125, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Ordinary shares, par value $0.001125, 883,000,000 shares authorized, 71,885,000 shares and 45,375,000 shares issued and outstanding as of September 30, 2023 and 2022, respectively	80,871	51,047
Additional paid in capital	81,902,805	18,918,303
Accumulated other comprehensive loss	(1,061,958)	(607,052)
Retained earnings	8,872,207	4,685,007
Total shareholders’ equity attributable to the Company	89,793,925	23,047,305

Noncontrolling interest	51,264,407	-

TOTAL EQUITY	141,058,332	23,047,305

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$153,026,585	$25,042,418

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSHIVE INCOME

	FISCAL YEARS ENDED SEPTEMBER 30,
	2023	2022	2021

Operating revenue
Advertising services	5,307,280	7,174,050	3,158,520
Cash rebate and payment solution services and media booking	84,592	20,137	7,708
Software licensing	5,715,333	-	-
Production income	362,040	-	-
Marketing and promotional campaign service	271,607	-	-
Total operating revenue	11,740,852	7,194,187	3,166,228

Cost of revenue	834,614	6,383	19,874

Gross profit	10,906,238	7,187,804	3,146,354

Operating expenses
Selling expenses	376,899	97,939	120,515
General and administrative expenses	5,931,350	2,139,428	885,950

Total operating expenses	6,308,249	2,237,367	1,006,465

Income from operations	4,597,989	4,950,437	2,139,889

Other income, net
Interest income, net	750	-	-
Other income (expenses), net	(4,924)	59,377	166
Total other income (expenses), net	(4,174)	59,377	166

Income before income tax	4,593,815	5,009,814	2,140,055

Income tax expense	2,134,082	1,407,449	692,405

Income before noncontrolling interest	2,459,733	3,602,365	1,447,650

Less: Income attributable to noncontrolling interest	311,497	-	-

Net income attributable to the Company	$2,148,236	$3,602,365	$1,447,650

Other Comprehensive income
Foreign currency translation loss attributable to the Company	(223,726)	(585,619)	(19,063)
Foreign currency translation loss attributable to noncontrolling interest	(21,790)	-	-

Comprehensive income attributable to the Company	$1,924,510	$3,016,746	$1,428,587
Comprehensive income attributable to noncontrolling interest	$289,707	$-	$-

Net income per share - basic and diluted	$0.04	$0.09	$0.04
Weighted average number of ordinary shares outstanding - basic and diluted	$56,469,014	$40,544,863	$40,000,000

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2023, 2022, AND 2021

	Ordinary Shares		Subscription	Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Starbox’s Shareholder’s	Non-controlling	Total
	Shares	Amount	Receivable	Capital	Earnings	Loss	Equity	Interests	Equity

Balance at October 1, 2020	40,000,000	$45,000	$(45,000)	$24	$(365,008)	$(2,370)	$(367,354)	$-	$(367,354)
							-
Net income	-	-	-	-	1,447,650	-	1,447,650	-	1,447,650
							-
Capital contribution by shareholders	-	-	45,000	155,000	-	-	200,000	-	200,000
							-
Foreign currency translation loss	-	-	-	-	-	(19,063)	(19,063)	-	(19,063)

Balance at October 1, 2021	40,000,000	45,000	-	155,024	1,082,642	(21,433)	1,261,233	-	1,261,233

Net income	-	-	-	-	3,602,365	-	3,602,365	-	3,602,365

Shares issued from IPO (net of offering costs of $2,730,674)	5,375,000	6,047	-	18,763,279	-	-	18,769,326	-	18,769,326

Foreign currency translation loss	-	-	-	-	-	(585,619)	(585,619)	-	(585,619)

Balance at September 30, 2022	45,375,000	51,047	-	18,918,303	4,685,007	(607,052)	23,047,305	-	23,047,305

Net income	-	-	-	-	2,148,236	-	2,148,236	311,497	2,459,733

Shares issued for equity financing	9,000,000	10,125	-	11,756,685	-	-	11,766,810	-	11,766,810

Shares issued for acquisition of subsidiaries	17,510,000	19,699	-	51,227,817	2,038,964	(231,180)	53,055,300	50,974,700	104,030,000

Foreign currency translation loss	-	-	-	-	-	(223,726)	(223,726)	(21,790)	(245,516)

Balance at September 30, 2023	71,885,000	$80,871	$-	$81,902,805	$8,872,207	$(1,061,958)	$89,793,925	$51,264,407	$141,058,332

The accompany notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FISCAL YEARS ENDED SEPTEMBER 30,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,459,733	$3,602,365	$1,447,650
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,840,302	161,267	2,568
Amortization of right-of-use assets	41,090	56,690	7,274
Changes in deferred tax	857,381	-	-
Changes in operating assets / liabilities:
Accounts receivable	(5,124,396)	(864,099)	(1,100,053)
Prepaid expenses and other current assets	(11,265,056)	(4,754,970)	(39,190)
Deferred revenue	(217,533)	(778,701)	688,979
Taxes payable	(545,753)	661,359	870,528
Operating lease liabilities	(41,090)	(56,690)	(7,274)
Accrued expenses and other current liabilities	467,154	740,415	13,413

Net cash (used in) provided by operating activities	(11,528,168)	(1,232,364)	1,883,895

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of subsidiaries	932,893	-	-
Purchase of fixed assets	(14,864)	(6,669)	(5,203)
Purchase of intangible assets	(17,679,247)	(1,129,260)	-
Cash advances to a related party	-	-	(387,945)
Collection of cash advances from a related party	-	-	387,945

Net cash used in investing activities	(16,761,218)	(1,135,929)	(5,203)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution by shareholders	-	-	200,000
Proceeds from equity financing	11,766,810	18,769,326	-
Repayment of loans	(32,331)	-	-
Borrowing from (repayment to) related parties	328,546	(729,521)	(125,875)

Net cash provided by financing activities	12,063,025	18,039,805	74,125

EFFECT OF EXCHANGE RATE CHANGES ON CASH	972,423	(187,894)	(28,792)

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(15,253,938)	15,483,618	1,924,025

CASH & EQUIVALENTS, BEGINNING OF FISCAL YEAR	17,778,895	2,295,277	371,252

CASH & EQUIVALENTS, END OF FISCAL YEAR	2,524,957	17,778,895	2,295,277

Supplemental Cash Flow Data:
Income tax paid	$2,382,705	$934,910	$15,747
Interest paid	$26,454	$-	$-

Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease liabilities	$167,667	$52,934	$317,170
Shares issued for acquisition of One Eighty Ltd	$53,055,300	$-	$-
Goodwill acquired in business acquisition	$82,244,248	$-	$-
Identifiable intangible assets acquired in business acquisition	$23,500,000	$-	$-
Net assets acquired in business acquisition	$21,785,752	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Starbox Group Holdings Ltd. (“Starbox Group” or the “Company”), through its wholly-owned subsidiaries, is engaged in connecting retail merchants with individual online and offline shoppers (“retail shoppers”) to facilitate transactions through cash rebates offered by retail merchants, providing digital advertising services to retail merchants, and providing payment solution services to merchants. The Company has also expanded its business to marketing and software development sectors, as well as online and offline advertisement services to business clients. The Company’s current principal operations and geographic markets are substantially located in Malaysia.

Organization

Starbox Group was incorporated as an exempted company limited by shares under the laws of the Cayman Islands on September 13, 2021.

Prior to the reorganization on May 23, 2023 described below, Starbox Group owned 100% of the equity interests in Starbox Holdings Berhad (“Starbox Berhad”), a limited liability company formed under the laws of Malaysia on July 24, 2019.

Starbox Group and Starbox Berhad are currently not engaged in any active business operations and are merely acting as holding companies.

Starbox Berhad owns 100% of the equity interests in the following entities: (i) StarboxTV Sdn. Bhd. (“StarboxSB”) formed in Kuala Lumpur, Malaysia, on July 23, 2019 to provide digital advertising services to retail merchant customers, TV programming and broadcasting services, and software development services; (ii) Starbox Rebates Sdn. Bhd. (“StarboxGB”) formed in Kuala Lumpur, Malaysia, on July 24, 2019 to facilitate online and offline transactions between retail shoppers and retail merchants through cash rebate programs offered by retail merchants, provide comprehensive marketing services, and software development services; Effective on August 17, 2023, Starbox Rebates Sdn. Bhd. changed its name to Starbox Technologies Sdn. Bhd; and (iii) Paybats Sdn. Bhd. (“StarboxPB”) formed in Kuala Lumpur, Malaysia, on May 21, 2019 to provide payment solution services to merchants.

Reorganization

A reorganization of the Company’s legal structure was completed on November 17, 2021. The reorganization involved the incorporation of Starbox Group, and the transfer of 100% of the equity interests in Starbox Berhad and its subsidiaries from its original shareholders to Starbox Group. Consequently, Starbox Group became the ultimate holding company of all other entities mentioned above.

The reorganization on November 17, 2021 has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On May 23, 2023, Starbox Group completed a further reorganization. The reorganization consisted of (i) the acquisitions of Starbox International Ltd., a British Virgin Islands company (“Starbox International”), and Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), both of which became wholly owned by the Company (the acquisitions of Starbox International and Starbox Global, collectively, the “Starbox Acquisitions”), and (ii) share transfer transactions between the Company and Starbox International, in which the Company transferred all of the issued share capital in Starbox Berhad to Starbox International in exchange for RM1.00. On April 19, 2023, in connection with the Starbox Acquisitions, the Company entered into two share transfer agreements with Choo Keam Hui, whereby Choo Keam Hui transferred 50,000 shares of US$1.00 par value each in the capital of Starbox International to the Company, and Choo Keam Hui transferred 50,000 shares of US$1.00 par value each in the capital of Starbox Global to the Company.

The reorganization on May 23, 2023 has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On June 26, 2023, Starbox Group Holdings Ltd, as the issuer, and its wholly owned subsidiary, Starbox Global ltd, as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the then shareholders of One Eighty Holdings Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Holdings Ltd (“One Eighty Ltd”), as the target company.

Pursuant to the Share Purchase Agreement, Starbox Global agreed to acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Ltd (the “Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of Sale Shares, Starbox Group agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty Ltd they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of Starbox Group with an aggregate value of $53,055,300  (the “Consideration Shares”) in two tranches. 8,755,000 Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 Consideration Shares were issued on September 1, 2023.

On September 7, 2023, One Eighty Ltd incorporated Benefit Pointer Limited (“Benefit Pointer”) in British Virgin Islands. Benefit Pointer did not have any operations through September 30, 2023.

On September 7, 2023, Starbox International incorporated Irace Technology Limited (“Irace Technology”) in British Virgin Islands. Irace Technology did not have any operations through September 30, 2023.

The consolidated financial statements of the Company as of September 30, 2023 include the following entities:

Entity	Date of Formation	Place of Incorporation	% of Ownership	Major business activities
Starbox Group	September 13, 2021	Cayman Islands	Parent	Investment holding

Starbox International	March 29, 2023	BVI	100%	Investment holding

Starbox Global	March 29, 2023	BVI	100%	Investment holding

Starbox Berhad	July 24, 2019	Malaysia	100%	Investment holding

StarboxGB	July 24, 2019	Malaysia	100%	Network marketing and facilitating online and offline transactions between retail merchants and retail shoppers through cash rebate programs offered by retail merchants, comprehensive marketing services, and software development

StarboxSB	July 23, 2019	Malaysia	100%	Providing digital advertising services to retail merchant customers, TV programming and broadcasting services, and software development

StarboxPB	May 21, 2019	Malaysia	100%	Providing secured payment solution services to retail merchant customers

Irace Technology	September 07, 2023	BVI	100%	Investment holding

One Eighty Ltd	October 17, 2022	Cayman Islands	51%	Investment holding

One Eighty Holdings Sdn Bhd	October 14, 2022	Malaysia	51%	Investment holding

Benefit Pointer Limited	September 7, 2023	BVI	51%	Investment holding

180 Degrees Brandcom Sdn Bhd (“180 Degrees”)	March 28, 2013	Malaysia	51%	Providing digital marketing, advertising consulting, and design services

Media Elements Sdn Bhd (“Media Elements”)	October 4, 2002	Malaysia	51%	Providing online and offline advertisement, social media, and big data management services

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

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, the discount rate used to calculate lease liabilities, the amount of worldwide tax provision, realization of deferred tax assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

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

Noncontrolling interests

The Company follows FASB (Financial Accounting Standards Board) ASC (Accounting Standards Codification) Topic 810, “Consolidation,” governing the accounting for and reporting of noncontrolling interests (“NCI”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leaves control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to noncontrolling interests even when such allocation might result in a deficit balance.

The net income attributed to NCI was separately designated in the accompanying statements of operations. Losses attributable to NCI in a subsidiary may exceed NCI’s interest in the subsidiary’s equity. The excess attributable to NCI is attributed to those interests. NCI shall continue to be attributed their share of losses even if that attribution results in a deficit NCI balance.

As of September 30, 2023 and 2022, the Company had NCIs of $51,264,407 and $nil, respectively, which represent 49% of the equity interest of One Eighty Ltd. For the fiscal years ended September 30, 2023 and 2022, the Company had net income of $311,497 and $nil, respectively, that were attributable to NCIs.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Malaysia. Cash deposit with financial institutions in Malaysia is subject to certain protection under the requirement of the deposit insurance system. The maximum insurance coverage limit is MYR250,000 ($60,000) per bank account. As of September 30, 2023 and 2022, the Company had cash and cash equivalents of $2,524,957 and $17,778,895, respectively, of which $2,032,346 and $17,428,788 were not covered by such insurance, respectively.

Accounts receivable, net

Accounts receivable primarily include service fees generated from providing online and offline advertising services, branding services and payment solution services to retail merchant customers (see Note 3).

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2023 and 2022, The bad debt allowance was $101,947 and $nil, respectively.

Short-term/long-term deposits

All deposits owned by the Company are fixed deposits held in its banks. Deposits with original maturities of 91 days to one year are considered short-term deposits; deposits with original maturities of more than one year are classified as long-term deposits. The deposits are carried at cost with interest earned, which approximates fair value.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	4 to 10 years
Motor vehicles	5 years
Property	50 years

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

Intangible assets

The Company’s intangible assets primarily consist of purchased and customized computer software and applications used in conducting the Company’s cash rebate, digital advertising, and software licensing business. Intangible assets also include content assets, which are licensed movies and television series acquired from third-party content providers in order to offer members unlimited viewing of such content to drive traffic on the Company’s SEEBATS website and mobile app. Intangible assets are carried at cost less accumulated amortization and any recorded impairment (see Note 6).

Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful life
Computer software and applications	5-10 years
Trademark	10 years
Technology	10 years
Customer relationship	10 years
Content assets-licensed movies and television series	Over the license period or estimated period of use

Goodwill

Goodwill is the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with ASC Topic 350, “Intangibles-Goodwill and Other,” goodwill is not amortized but is tested for impairment, annually or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level.

Generally, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If factors indicate that this is the case, the Company then estimates the fair value of the related reporting unit determined using discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

If the fair value is less than the carrying value, the goodwill of the reporting unit is determined to be impaired and the Company will record an impairment equal to the excess of the carrying value over its fair value. The Company did not record any impairment loss during the fiscal year ended September 30, 2023.

Impairment of long-lived assets

Long-lived assets with finite lives, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2023 and 2022.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepaid expenses and other current assets, deferred revenue, taxes payable, due to a related party, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2023 and 2022 based upon the short-term nature of the assets and liabilities.

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of September 30, 2023 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets:
Short-term/long-term deposits	$338,345	$-	$-	$338,345

The Company measures certain non-financial assets on a non-recurring basis:

	Level 1	Level 2	Level 3	Total
Assets:
Intangible assets acquired from the acquisition of One Eighty Ltd	$-	$-	$23,500,000	$23,500,000
Goodwill arising from the acquisition of One Eighty Ltd	$-	$-	$82,244,248	$82,244,248

The fair value of the intangible assets and goodwill from the business combination (see Note 16) were determined based on the discounted cash flow method, which is an income approach, and required the use of inputs that were unobservable in the market place (Level 3), including a discount rate that would be used by a market participant, projections of revenue and cash flows.

Foreign currency translation

The functional currency for Starbox Group, Starbox International, Starbox Global, Irace Technology, One Eighty Ltd, and Benefit Pointer are the U.S Dollar (“US$”). Starbox Berhad, StarboxGB, StarboxSB, StarboxPB, One Eighty Holdings Sdn Bhd, 180 Degrees, and Media Elements use Malaysian Ringgit (“MYR”) as their functional currency.  The Company’s consolidated financial statements have been translated into and reported in US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2023	September 30, 2022	September 30, 2021
Year-end spot rate	US$1=MYR4.6938	US$1=MYR4.6359	US$1=MYR4.1869
Average rate	US$1=MYR4.5263	US$1=MYR4.3041	US$1=MYR4.1243

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

The Company currently generates its revenue from the following main sources:

Revenue from advertising services

a) Digital advertising services

The Company’s advertising service revenue is derived principally from advertising contracts with retail merchant customers (the “advertisers”), which allow advertisers to place advertisements on the Company’s websites and mobile apps and third-party social media channels over a particular period of time. The advertising contracts specify the related fees and payment terms and provide evidence of the arrangements. The Company’s digital advertising services are to (i) provide advertisement design and consultation services to help advertisers precisely shape their digital advertising strategies and optimize the design, content, and layout of their advertisements and (ii) the displaying of advertisers’ advertisements of products and services on the Company’s websites and mobile apps and third-party social media channels over a particular period of time and in a variety of forms, such as logos, banners, push notification, and posts by accounts of influencers and bloggers, to help promote advertisers’ products and services and enhance their brand awareness. Advertisers may elect to engage with the Company for only advertisement display services or both advertisement design and consultation services and advertisement display services.

In connection with these digital advertising services, the Company charges retail merchant customers nonrefundable digital advertising service fees. For advertisement design and consultation services, the Company’s stand-alone selling price ranges from approximately $2,400 to approximately $38,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. For advertisement display through logos, banners, push notifications, and posts by accounts of influencers and bloggers, the Company charges advertisers service fees with a range from approximately $5,000 to approximately $240,000, depending on the distribution channels used and the duration of the advertisement display. The Company is acting as a principal in providing digital advertising services to customers, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified services. The Company recognizes revenue for the amount of fees it receives from its customers, after deducting discounts and net of service taxes under ASC 606.

The Company identifies advertisement design and consultation services and advertisement display services as two separate performance obligations, as each is a service that is capable of being distinct and distinct in the context of advertising contracts. Each of the service commitments in advertisement design and consultation services, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements, are not distinct in the context of advertising contracts, because they are inputs to deliver the combined output of advertisements to be displayed as specified by the customer. Therefore, advertisement design and consultation services are identified as a single performance obligation. The Company allocates revenue to each performance obligation based on its stand-alone selling price, which is specified in the contracts.

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

b) Brand-building-related consulting services

The Company’s advertising service revenue is derived principally from its advertising- and brand-building-related consulting service agreements with customers, pursuant to which the Company provides creative ideas, strategies, proposals, and solutions to customers for advertising and brand positioning, helping them create appropriate advertising languages or images, identifying appropriate communication media channels, incorporating advertising and brand promotion strategies into their marketing plans, and recommending and coordinating the customers with relevant media channels for advertisement display or broadcasting. The Company’s advertising and brand-building-related consulting service agreements with customers are fixed-price agreements, and the service fees depend on the job scope and complexity of each project. It normally takes a few months to one year to complete a project, including market research, advertisement idea conceptualization, brand positioning proposals, and final delivery of customer-accepted proposals and solutions.

Each of the service promises in an advertising- and brand-building-related consulting service agreement is not distinct in the context because they are the inputs to deliver the combined output. Therefore, these performance obligations are identified as a combined single performance obligation. Once a customer accepts the final deliverables, which marks the completion of an agreement, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligation over the service period. Revenue from such services is recognized over the period. Advances or deposits from customers are deferred first and then recognized as revenue until the completion of the service.

The Company is acting as a principal in these transactions and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has discretion in establishing prices, and is responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk.

Revenue from cash rebate, payment solution services, and media booking

d) Cash rebate services

The Company also utilizes its websites and mobile apps to connect retail merchants and retail shoppers and facilitate retail shoppers to purchase consumer products or services from retail merchants online or offline under the cash rebate programs offered by retail merchants. The cash rebate offered by retail merchants range from 0.3% to 99.99% based on the sales price of the products or services, among which approximately 48% to 90% are awarded to retail shoppers, and the Company is entitled to receive and retain the remaining approximately 52% to 10% as cash rebate revenue for facilitating online and offline sales transactions. There is a single performance obligation in the contract, as the performance obligation is to facilitate the sales transactions between the retail shoppers and the retail merchants.

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

e) Payment solution services

In May 2021, the Company started to provide payment solution services to retail merchant customers by referring them to VE Services Sdn Bhd (“VE Services”), a Malaysian Internet payment gateway company and a related-party entity controlled by one of the shareholders of the Company. The Company entered into an appointment letter with VE Services and started to refer retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charges retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company is entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranges from 0.15% to 0.525% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acts as an agent in this type of transaction. The Company has no discretion in establishing prices and does not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue is recognized at the point when the payment is processed and the Company’s performance obligations are satisfied.

f) Media booking

The Company also sells media companies’ advertising spaces to merchant customers on behalf of media companies. Media channel booking includes press media booking, TV commercial airtime booking, broadcasting or radio media booking, billboard media booking, and digital media booking. The Company signs agency agreements with media companies to sell their advertising spaces to merchant customers who have advertising needs. The Company’s performance obligations include referring merchant customers to media companies and getting paid by media companies referral fees or commissions at pre-determined rates negotiated with the media companies, which are rates based on advertising amounts purchased or spent by merchant customers. Revenue is recognized at the point when merchant customers posted their advertisements on the media channels. The Company is acting as an agent in these transactions, as it does not have discretion in establishing prices, and is not responsible for fulfilling the promise and providing customers the specified services and deliverables.

Revenue from software licensing

In 2023, the Company started its software licensing business, in which the Company develops software, such as the data management system, licenses the use right of the software to customers for certain periods of time for licensing incomes, and provides related technology support and system maintenance services on a monthly basis. A software licensing contract with a customer includes promises to transfer software products and provide technical support and system maintenance services, which are generally capable of being distinct performance obligations. Software licensing is considered a distinct performance obligation and accounted for separately from the technical support and system maintenance services. Revenue from distinct software licensing is recognized at the point in time when the software is delivered to the customers. Revenue from technical support, system maintenance, and upgrade is recognized over the period in which the service is provided. The standalone sales prices (“SSPs”) for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Revenue from photograph, commercial video and audio recording, and production services (“production services”)

The Company signs fixed-price agreements with customers who already have their own concept or ideas for the commercial photo, video, and audio, but need professionals and talents to help turn their unique vision, voice, and expression into displayable and captivating advertisements in photograph, video, or audio format. The Company’s performance obligations include identifying, organizing, and coordinating with professional teams (including qualified photographer, videographer, film directors, actors or models, commercial voiceover talents, stylists, makeup artists, editors, video and audio engineers, and music mixing engineers) to perform such services, shooting location rental, equipment and transportation vehicle rental, developing the script for the dialog for photographing and video and audio recording, post production editing, and the delivery of final quality products to customers to satisfy their advertising needs. As a result of these combined performance obligations, the Company delivers the final photograph, video, or audio recording outputs to customers when the related services are rendered. These services are not distinct in the context of the service agreements because they are the inputs to deliver the combined output to the customers. The agreement with customers for such photograph, commercial video and audio recording, and production services specifies the service fees, payment terms, work scope, and arrangements. Once customers accept the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligations at the point when the services are rendered and the photograph, video, and audio recording products are delivered to customers. Revenue is recognized at the point when the final products are delivered to customers and are accepted by them.

The Company is acting as a principal and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in select third-party professional teams to complete the advertising production job, and bears the risk for services that are not fully paid for by customers.

Revenue from marketing and promotional campaign services and others

The Company assists merchants in planning, arranging, and executing seasonal on-the-ground sales and promotional campaigns, normally in shopping malls. The Company’s services include providing sales campaign proposals, coordinating with shopping mall owners for location rental, assisting merchant clients with equipment rental, advising the clients on site layout arrangements and decorations, and providing product display strategies. The Company considers these a single performance obligation. It usually takes a few days to a few weeks from the preparation of the marketing and sales campaign event to the execution. The service agreement with a merchant client is a fixed-price agreement, and the Company is entitled to receive the payment when the related services are rendered. Contract price is allocated to one single performance obligation upon rendering the services. Revenue is recognized at the point when the marketing and promotion event is organized and related services are performed.

The Company is acting as a principal for such service and records revenue earned and costs incurred related to these services on a gross basis, because the Company has latitude in establishing prices, and is responsible for fulfilling the promise and providing customers with the specified services.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Company’s disaggregation of revenue by service types for the fiscal years ended September 30, 2023, 2022, and 2021 is as follows:

	For the fiscal years ended September 30,
	2023	2022	2021

Revenue from advertising services	$5,307,280	$7,174,050	$3,158,520
Revenue from cash rebate, payment solution services, and media booking	84,592	20,137	7,708
Revenue from software licensing	5,715,333	-	-
Revenue from production services	362,040	-	-
Revenue from marketing and promotional campaign service	271,607	-	-
Total operating revenue	$11,740,852	$7,194,187	$3,166,228

Cost of revenue

Cost of revenue mainly consisted of labor costs and production costs for advertisement consultation, design, and production services from One Eight Ltd.

Deferred revenue

Deferred revenue occurs when the Company has entered into a contract with a customer and cash payments are received or due prior to the transfer of control or satisfaction of the related performance obligation. The Company’s performance obligations are generally satisfied within 12 months of the initial contract date. As of September 30, 2023 and 2022, deferred revenue amounted to $393,615 and $nil, respectively.

Software development costs

The Company expenses software development costs that it intends to sell or lease (external-use), under ASC 985-20, as it incurs them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. The Company capitalizes the software that is for internal-use under ASC 350-40. During the fiscal years ended September 30, 2023, 2022, and 2021, there was no software development expense.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of September 30, 2023 and 2022.

Operating expenses

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

Research and development

The Company’s research and development activities primarily relate to the optimization and implementation of its websites and mobile apps (such as leveraging browser caching, improving server response time, removing render-blocking JavaScript, reducing redirects, and optimizing images), to improve their performance and drive more traffic. Research and development costs are expensed as incurred. Research and development expenses included in operating costs amounted to $294,641, $292,579, and $147,296 for the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2023, 2022, and 2021. The Company does not believe there was any uncertain tax provision as of September 30, 2023 and 2022.

The Company’s operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the fiscal years ended September 30, 2023, 2022, and 2021. As of September 30, 2023, all of the Company’s tax returns of its Malaysian subsidiaries remain open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

Service taxes

Service tax is a consumption tax levied by Malaysian tax authorities and is charged on any taxable service income (including digital services) provided in Malaysia by a registered company in carrying on their business. The rate of service tax is 6% ad valorem for all taxable services and digital services except for the provision of charge or credit card services. A taxable entity is a company that is registered or liable to be registered for service taxes. A company is liable to be registered if the total value of its taxable services for a 12-month period exceeds or is expected to exceed the prescribed registration threshold of MYR500,000 (approximately $107,000) as an advertising service provider. Service taxes amounted to $494,125, $262,816, and $190,972 for the fiscal years ended September 30, 2023, 2022, and 2021, respectively and were recorded as a deduction against the Company’s gross revenue.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the fiscal years ended September 30, 2023, 2022, and 2021, there were no dilutive shares due to the feature of anti-dilutive.

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

Employee defined contribution plan expenses amounted to $119,331, $45,121, and $20,871 for the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

Reclassification

Certain prior year accounts in the consolidated statements of comprehensive income have been reclassified to be in conformity with current year’s presentation.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company have adopted this guidance effective October 1, 2023.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income, and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	September 30, 2023	September 30, 2022

Accounts receivable associated with digital advertising services	$9,507,102	$2,032,717

Less: allowance for doubtful account	(101,947)	-
Accounts receivable, net	$9,405,155	$2,032,717

Approximately 93% of the accounts receivable balance as of September 30, 2023 has been collected as of the date of this report. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of September 30, 2023	Subsequent collection	% of subsequent collection
Less than 6 months	$7,202,265	$6,494,654	90%
From 7 to 9 months	1,901,248	1,875,761	99%
From 10 to 12 months	393,895	391,364	99%
Over 1 year	9,694	-	-%
Total gross accounts receivable	9,507,102	8,761,779	92%
Allowance for doubtful accounts	(101,947)	-	-
Accounts receivable, net	$9,405,155	$8,761,779	93%

NOTE 4—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2023	September 30, 2022

Prepaid expenses and other current assets:
Speedprop Global Sdn. Bhd. (1)	$1,679,663	$1,206,757
ARX Media Sdn. Bhd. (2)	11,207,178	2,469,425
Boring Lark Sdn Bhd. (3)	1,704,376	-
Teclutions Sdn. Bhd. (4)	293,579	-
Others (5)	1,182,671	593,429
Less: allowance for doubtful account	-	-
Total prepaid expenses and other current assets	$16,067,467	$4,269,611

The Company currently operates its business through its GETBATS, SEEBATS, PAYBATS websites and mobile applications, 180 Degrees and Media Elements. The satisfactory performance, reliability, and availability of the Company’s information technology systems are critical to its ability to drive more internet traffic to its advertising websites and mobile apps and provide effective digital advertising services for brands and retailers, especially when the Company starts to expand its business from Malaysia to neighboring countries such as Indonesia, Philippine, and Thailand.

(1)	On June 19, 2022, the Company entered into an agreement with a third-party vendor, pursuant to which Speedprop will help the Company develop the Augmented Reality (“AR”) travel guide app with key commercial objectives to provide personalized instant rebates, voucher distribution, and ad placements for merchants. Total contract price amounted to MYR10.8 million (approximately $2.3 million). As of September 30, 2023 and 2022, the Company had made prepayments of $1,679,663 (MYR7,884,000) and $1,206,757 (MYR5,594,400), respectively, based on contracted payment terms and the progress of the app development. The remaining payments will be made when Speedprop completes the debugging and technical testing and delivers the app to the Company, which was expected to occur in March 2023. However, as of the reporting date, the program was temporarily halted because the Company decided to continue with its own way of integration, and the Company plans to seek a waiver for unpaid balance of $0.6 million (MYR 2.9 million).

(2)

In order to upgrade the Company’s existing software and operating systems to increase the data processing capability, to diversify the Company’s business operation model, and to support its future business expansion, on August 1, 2022, the Company signed a contract with a third-party technology solution company, to conduct software application design and development for the Company’s Virtual Reality Rebate Mall project. ARX is a full-stacked technology solution company specializing in design and development of application of AR, Mixed Reality, Virtual Reality (“VR”), Integrated Business Solution, and Internet of Things to help business entities stand out among the crowd. Pursuant to the contract, ARX will help the Company conduct market research, prepare a feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging, and to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms. Total contract price for this project amounted to MYR13.5 million (approximately $2.9 million). As of September 30, 2023, the Company had made prepayment of $2.4 million (MYR11.4 million) based on contracted payment terms and the progress of the project. The remaining payment will be made when ARX completes the debugging and technical testing and delivers the application to the Company, which is expected to be in 2024.

In October 2022, the Company signed a new contract with ARX, to conduct software application design and development project. Total contract price amounted to MYR218.75 million (approximately $47.2 million) to be performed in three years from the agreement date, including Rebates Mall software design and customization, AR software development and database processing capacity improvement. Total contract price of $47.2 million will be paid in five installments within the next two years, depending on the progress of the software application development project. Pursuant to the contract terms, as of September 30, 2023, the Company made a total prepayment of $25.2 million (MYR111.0 million) as the first installment payment to ARX, of which, $18.1 million (MYR80 million) was transferred into intangible assets during the fiscal year ended September 30, 2023 when ARX completed the application design and development of AI calculation engine and related modules, and delivered them to the Company (see Note 6). For the remaining services under the ARX agreement, the Company may, at its discretion, terminate the ARX agreement if the software design and development proposal provided by ARX does not meet the expectation and request for a refund of the remaining deposit by giving two months’ notice and the deposit shall be refunded to the Company based on pro-rated basis on the uncompleted period of the ARX agreement.

On June 12, 2023, the Company entered into a new project agreement with ARX, for ARX to provide software support services for a term of 12 months, and developing a full set of AI advertisement engine and analytical system. The total contract price amounted to MYR15.0 million (approximately $3.2 million). As of September 30, 2023, the Company had made prepayment of $1.1 million (MYR5.0 million) to ARX.

(3)	On January 16, 2023, the Company entered into an agreement with a third-party vendor, Boring Lark Sdn Bhd. (“Boring Lark”), to conduct design and application development of an Artificial Intelligence Chatbot systems and also provide system maintenance services to the Company. A total contract price of $2.2 million (MYR10 million) will be paid to Boring Lark in four installments within the service term of one year, depending on the progress of the system application development project. Pursuant to the contract terms, from January 2023 to February 2023, the Company made the first two installment payments of $1.7 million (MYR8 million) to Boring Lark. As of the reporting date, the program was temporarily halted because the company decided to continue with its own method of integration, and the Company plans to seek a waiver for the unpaid balance of $0.5 million (MYR 2 million).

F-22

(4)

On January 17, 2023, the Company entered into an agreement with a third-party vendor, Teclutions Sdn. Bhd. (“Teclutions”), pursuant to which, Teclutions will utilize the VR technology to help the Company design a Conversational AI Chatbot system for integration of the mobile app and website. A total contract price of $0.1 million (MYR0.6 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, from January to March 2023, the Company made the first two installment payments of $0.1 million (MYR0.5 million) to Teclutions. The development of the system was almost completed in November, and the final payment will be made by the company upon delivery the final product to the Company.

In addition, on March 15, 2023, the Company entered into another agreement with Teclutions to design and develop a Conversational AI Chatbot Integration VR headgear platform. A total contract price of $0.2 million (MYR1 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, in March 2023, the Company made the first two payments of $0.2 million (MYR0.9 million) to Teclutions. As of the report date, the project is on hold and expected to resume in the first quarter of 2024.

(5)	Prepayments to others primarily include prepayments to third-party vendors and service providers for domain renewal services, promotion and advertisement system integration services, rental deposits, and prepayment of taxation.

As of September 30, 2023 and 2022, there was no allowance for doubtful accounts recorded as the Company considers all of the prepayments fully realizable.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	September 30, 2023	September 30, 2022

Office equipment and furniture	$293,746	$21,407
Motor vehicles	211,710	-
Property and land	3,255,319	-
Less: accumulated depreciation	(1,237,594)	(8,027)
Property and equipment, net	$2,523,181	$13,380

Depreciation expenses were $21,853, $4,103, and $2,568 for the fiscal years ended September 30, 2023, 2022, and 2021 respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	September 30, 2023	September 30, 2022

Computer software and applications (1)	$932,757	$939,753
Computer system – AI calculation engine (2)	17,043,760	-
Content assets- licensed movies and television series (3)	107,337	108,678
Trademark (4)	1,400,000	-
Technology (4)	9,200,000	-
Customer relationship (4)	12,900,000	-
Less: accumulated amortization	(1,917,804)	(144,663)
Intangible asset, net	$39,666,050	$903,768

(1)	In order to support the Company’s expansion of its digital advertising service and cash rebate service businesses, in December 2021, the Company purchased packaged computer software and applications from a third-party vendor at the aggregate cost of MYR2.12 million (equivalent to $504,222) to improve certain functions of its cash rebate and digital advertising operating systems, such as the optimization of the cash rebate calculation and settlement, a more user-friendly shopping cart and eWallet module, a better integration of the SEEBATS website and mobile app with license content provider, and a multilingual interface. In addition, from June 2022 to September 2022, the Company further purchased from the same third-party vendor the packaged computer software and applications in the aggregate amount of $501,412 (MYR2.32 million) to add embedded treasure hunt system into the Company’s digital advertising operating systems, to improve the coding, rating, and comment function and optimize its SEEBATS mobile app. The Company amortizes the intangible assets over its estimated useful life of 10 years.

(2)	As disclosed in Note 4, in October 2022, the Company signed a contract with ARX, to conduct software application design and development project with total contract price of $47.2 million. In March 2023, ARX completed the AI calculation engine development as part of the software project that the Company engages ARX to perform. AI calculation engine is a software solution designed to provide advance calculations and analysis based on artificial intelligence algorithms. The software has been thoroughly tested for performance, functionality and compatibility, and the Company reclassified $18.13 million (MYR80.0 million) from the prepayment to intangible assets during the fiscal year ended September 30, 2023. The Company amortizes the intangible assets over its estimated useful life of 10 years.

(3)	The Company’s Malaysian subsidiary, StarboxSB, operates the SEEBATS website and mobile app, on which viewers may watch movies and television series through over-the-top streaming. These movies and television series are licensed from third-party content providers. The Company acquires and licenses such movies and television series content in order to offer members unlimited viewing of such content to drive traffic on the SEEBATS website and mobile app. The content licenses are for a fixed fee and specific windows of availability.

Based on factors, including historical and estimated viewing patterns, the Company amortizes the content assets in “operating costs-license costs” on a straight-line basis over its license period or estimated period of use, beginning with the month of first availability.

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

(4)	Trademark, technology, and customer relationship arose from the acquisition of One Eighty Ltd (see Note 16). The Company amortizes trademark, technology, and customer relationship over its estimated useful life of 10 years.

Total amortization of above-mentioned intangible assets amounted to $1,818,449, $157,164, and $nil for the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

As of September 30, 2023, the estimated future amortization expenses of the intangible assets were as follow:

12 months ending September 30,	Amortization expenses

2024	$4,187,898
2025	4,196,605
2026	4,196,605
2027	4,110,676
2028	4,102,486
Thereafter	18,871,780
Total	$39,666,050

NOTE 7 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables, consisted of the following:

	September 30, 2023	September 30, 2022
Accrued payroll	$287,846	$-
Service payable	202,494	23,795
Other payables	780,747	517,255
Accrued liabilities and other payables	$1,271,087	$541,050

Service payable represented the advertisement fee the Company collects on behalf of the media companies for customers posting the advertisement on the media channels. The Company submits the advertisement fee to media companies within a short period of time when the Company receives service statement and invoice from the media companies. Other payables were mainly accrued professional fees.

NOTE 8 — LOAN PAYABLES

The Company had the following loans as of September 30, 2023, which arose from acquisition of One Eighty Ltd on June 26, 2023:

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Loan Term	Purpose of loan	Balance at September 30, 2023
CIMB BANK BERHAD	5/23/2014	$591,199	BLR*-2.10%	240 months	Real property loan	$423,661
	5/23/2014	188,742	BLR*-2.10%	240 months	Real property loan	142,283
Hong Leong Islamic Bank	2/26/2019	229,513	IFR**-2.55%	216 months	Real property loan	185,663
	2/26/2019	235,553	IFR**-2.55%	216 months	Real property loan	190,461
	2/26/2019	439,181	IFR**-2.55%	216 months	Real property loan	354,897
	2/26/2019	319,248	IFR**-2.55%	216 months	Real property loan	258,212
	2/26/2019	511,012	IFR**-2.55%	216 months	Real property loan	412,914
Hong Leong Islamic Bank	4/23/2020	215,708	3.50%	66 months	Working capital	102,472
Total		$2,730,156				$2,070,563

*	Base lending rate

**	Islamic financing rate

As of September 30, 2023, the future minimum loan payments to be paid by the year are as follows:

12 months ending September 30,	Loan payment
2024	$254,010
2025	245,261
2026	201,876
2027	197,932
2028	197,932
Thereafter	1,551,217
Total future minimum loan payments	2,648,228
Less: imputed interest	(577,665)
Present value of loan liabilities	$2,070,563

The Company recorded interest expenses of $31,365, $nil, and $nil during the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

NOTE 9 — TAXES

a.	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Malaysia

Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the fiscal years ended September 30, 2023 and 2022, with the remaining balance being taxed at the 24% rate. For the fiscal years ended September 30, 2023, 2022, and 2021, the tax savings as the result of the favorable tax rates and tax exemption amounted to $1,460, $nil and $10,183, respectively, and per share effect of the favorable tax rate and tax exemption was $0.00. For the fiscal years ended September 30, 2023 and 2022, the tax rate for each of the Company’s Malaysia subsidiaries was 24%, as a result the consolidated paid-in capital of the Company exceeded MYR2,500,000.

The components of the income tax provision were as follows:

	For the fiscal years ended September 30,
	2023	2022	2021
Current income tax provision
Cayman Island	$-	$-	$-
Malaysia	1,276,701	1,407,449	724,508
Subtotal	1,276,701	1,407,449	724,508

Deferred income tax provision (benefit)
Cayman Island	-	-	-
Malaysia	857,381	-	(32,103)
Total income tax provision	$2,134,082	$1,407,449	$692,405

Reconciliation of the differences between the income tax provision computed based on Malaysia unified statutory income tax rate and the Company’s actual income tax provision for the fiscal years ended September 30, 2023, 2022, and 2021, respectively, were as follows:

	For the fiscal years ended September 30,
	2023	2022	2021
Income tax provision computed based on Malaysia unified income tax statutory rate	$1,761,266	$1,410,066	$566,514
Effect of tax exemption due to reduced income tax rate for small and medium sized companies	(1,460)	-	(10,183)
Permanent difference	374,276	401,286	37,329
Change in valuation allowance	-	(403,903)	98,745
Actual income tax provision	$2,134,082	$1,407,449	$692,405

Deferred tax assets

The Company’s deferred tax assets were comprised of the following:

	As of September 30, 2023	As of September 30, 2022

Deferred tax assets derived from net operating loss carry forwards	$229,233	$35,174
Less: valuation allowance	(35,174)	(35,174)
Deferred tax assets	$194,059	$-

Movement of valuation allowance:

	As of September 30, 2023	As of September 30, 2022

Balance at beginning of the period	$35,174	$137,932
Current period change	-	(102,758)
Balance at end of the period	$35,174	$35,174

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company has four subsidiaries in Malaysia, namely Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB. Other than StarboxSB and StarboxGB, which have generated taxable income through providing advertising services to customers, Starbox Berhad and StarboxPB have reported recurring operating losses since their inception. Management concluded that the chances for these three entities that suffered recurring losses in prior periods to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $35,174, $35,174, and $137,932 for the deferred tax assets of these subsidiaries for the fiscal years ended September 30, 2023, 2022, and 2021, respectively. For the fiscal years ended September 30, 2023, 2022, and 2021, the change in valuation allowance amounted to $nil, $(102,758), and $96,983, respectively.

Deferred tax liability

The Company’s deferred tax liability was comprised of the following:

	As of September 30, 2023	As of September 30, 2022

Difference between tax and book basis of depreciation and amortization expense	$966,978	$-
Intangible assets acquired through the acquisition of One Eighty Ltd.	5,640,000	-
Less: deferred tax assets	(194,059)	-
Deferred tax liability, net	$6,412,919	$-

b.	Taxes Payable

As of September 30, 2023 and 2022, taxes payable consisted of the following:

	As of September 30, 2023	As of September 30, 2022
Income tax payable	$326,389	$1,188,274
Service tax payable	495,156	215,854
Less: Tax prepaid	(482,195)	-
Total	$339,350	$1,404,128

NOTE 10 — RELATED PARTY TRANSACTIONS

a.	Name of related parties

Name of Related Party	Relationship to the Company
Choo Keam Hui	The Company’s former director and one of the directors of Starbox Berhad
Zenapp Sdn Bhd (“Zenapp”)	An entity controlled by Choo Keam Hui prior to September 20, 2021
Bizguide Corporate Service Sdn Bhd	An entity controlled by Khoo Kien Hoe, the CFO and executive director of Starbox Group
KH Advisory Sdn Bhd	An entity controlled by Khoo Kien Hoe, the CFO and executive director of Starbox Group
VE Services	An entity controlled by Choo Teck Hong, one of the Company’s beneficial shareholders, a director of Starbox Berhad, and a sibling of Choo Keam Hui
Chan Chee Hong	Director, chief executive officer, and shareholder of One Eighty Ltd and 180 Degrees Brandcom Sdn Bhd
Chan Foong Ming	Sister of Chan Chee Hong and director of Media Elements
180 Degrees Strategic Communications Sdn Bhd	An entity controlled by Chan Chee Hong
181 Degree Holding Sdn Bhd	An entity controlled by Chan Chee Hong
Infinity Elements Sdn Bhd	An entity controlled by Chan Foong Ming

b.	Due from related parties

Due from related parties consisted of the following:

Name	September 30, 2023	September 30, 2022
VE Services	$-	$1,473
Chan Foong Ming	1,094	-
Chan Chee Hong	45,000	-
Infinity Elements Sdn Bhd	66,187	-

Total	$112,281	$1,473

As of September 30, 2022, the balance of due from VE Services was commission receivable for referring payment solution services to VE Services. As of September 30, 2023, the balance of due from Chan Foong Ming and Chan Chee Hong were advances, and the balance of due from Infinity Elements Sdn Bhd was ordinary trade in nature between Media Elements Sdn Bhd and Infinity Elements Sdn Bhd.

c.	Due to related parties

Due to related parties consisted of the following:

Name	September 30, 2023	September 30, 2022
Bizguide Corporate Service Sdn Bhd	$1,892	$1,763
KH Advisory Sdn Bhd	937	5,598
180 Degrees Strategic Communications Sdn Bhd	132,774	-
181 Degree Holding Sdn Bhd	5,965	-
Chan Chee Hong	105,268	-
Total	$246,836	$7,361

As of September 30, 2022, the balance of due to related parties was the fee to be paid for secretarial and tax consulting services received. As of September 30, 2023, the balance of due to related parties was the fee to be paid for secretarial and tax consulting services received and advances and ordinary trade in nature between 180 Degrees Brandcom Sdn Bhd and 180 Degrees Strategic Communications Sdn Bhd.

d.	Revenue from a related party

In May 2021, the Company started to provide payment solution services to merchants by referring them to VE Services. During the fiscal year ended September 30, 2023, 2022, and 2021, the Company referred 37, 19, and 11 merchants to VE Services for payment processing and earned commission fees of $7,566, $9,575, and $1,494, respectively, which were reported as revenue from payment solution services in the consolidated financial statements.

e.	Office leases

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

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated under the laws of the Cayman Islands on September 13, 2021. The original authorized share capital of the Company was $50,000 divided into 500,000,000 shares, comprised of (i) 450,000,000 ordinary shares, par value $0.0001 per share, and (ii) 50,000,000 preferred shares, par value $0.0001 per share. The 50,000,000 preferred shares have not been issued. The Company issued 450,000,000 ordinary shares with par value of $0.0001 per share to its shareholders prior to the reverse split as described below.

On June 8, 2022, the Company’s shareholders approved (i) an increase in the Company’s authorized share capital from $50,000 to $999,000, divided into 888,000,000 shares, comprised of 883,000,000 ordinary shares, par value $0.001125 per share, and 5,000,000 preferred shares, par value $0.001125 per share, (ii) a reverse split of the Company’s outstanding ordinary shares at a ratio of 1-for-11.25 shares, and (iii) a reverse split of the Company’s authorized and unissued preferred shares at a ratio of 1-for-11.25 shares.

As a result of such corporate actions, (i) the number of the Company’s authorized preferred shares has been reduced from the original 50,000,000 shares to 5,000,000 shares at par value of $0.001125 per share, none of which preferred shares have been issued and outstanding and (ii) the number of authorized ordinary shares has been increased from 450,000,000 shares to 883,000,000 shares, and the number of issued and outstanding ordinary shares has been reduced from the original 450,000,000 shares to 40,000,000 shares at par value of $0.001125 per share. Unless otherwise indicated, all references to preferred shares, ordinary shares, options to purchase ordinary shares, share data, per share data, and related information have been retroactively adjusted, where applicable, to reflect the above-mentioned reverse split and share capital change as if it had occurred at the beginning of the earlier period presented (see Note 1).

Initial Public Offering

On August 23, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “STBX.” On August 25, 2022, the Company closed its initial public offering (“IPO”) of 5,375,000 ordinary shares at a public offering price of $4.00 per ordinary share. The Company raised approximately $21.5 million in gross proceeds from its IPO and underwriters’ partial exercise of the over-allotment option, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately $18.8 million after the deduction of approximately $2.7 million of offering cost.

Underwriter Representative Warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, to purchase 376,250 ordinary shares of the Company (equal to 7% of the total number of Ordinary Shares sold in the IPO, including any shares issued upon exercise of the underwriters’ over-allotment option) (the “Representative Warrants”). These warrants have a term of five years, with an exercise price of $5.60 per share (equal to 140% of the Company’s IPO offering price of $4.00 per share). The Representative Warrants may be exercised on a cashless basis. The Representative’s Warrants are exercisable after the date of the Company completes its IPO share issuance, and will be exercisable until such warrants expire five years after the date of commencement of sales of the public offering. The Representative’s Warrants and the Ordinary Shares underlying the warrants were subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The underwriter representative and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the ordinary shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares during the 180-day lock-up period. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. As of September 30, 2023 and 2022, the Representative’s Warrants were not exercised. The weighted average remaining life of the warrants was 3.9 years at September 30, 2023.

Private Placement

On October 26, 2022, the Company entered into certain subscription agreements (the “Subscription Agreements”) with four investors (the “Subscribers”). Pursuant to the Subscription Agreements and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended, the Company agreed to sell and the Subscribers agreed to purchase an aggregate of 9,000,000 ordinary shares of the Company at a price of $1.40 per share (the “Private Placement”). On November 3, 2022, the Company closed the Private Placement and issued and sold an aggregate of 9,000,000 ordinary shares to the Subscribers at a price of $1.40 per share for the gross proceeds of $12.60 million; the Company received net proceeds of $11.77 million after deducting the placement agent’s fees and other related offering expenses. The management of the Company has sole and absolute discretion concerning the use of the proceeds from the Private Placement.

NOTE 12 — CONCENTRATIONS AND CREDIT RISK

As of September 30, 2023 and 2022, the Company’s substantial assets were located in Malaysia and the Company’s substantial revenue was derived from its subsidiaries located in Malaysia.

For the fiscal year ended September 30, 2023, two customers accounted for 23.1% and 23.8% of the Company’s total revenue. For the fiscal year ended September 30, 2022, no customer accounted for more than 10% of the Company’s total revenue. For the fiscal year ended September 30, 2021, three customers accounted for 21.7%, 10.8%, and 10.8% of the Company’s total revenue, respectively.

As of September 30, 2023, three customers accounted for approximately 23.8%, 12.0%, and 11.3% of the Company’s total accounts receivable balance. As of September 30, 2022, no customer accounted for more than 10% of the Company’s total accounts receivable.

For the fiscal year ended September 30, 2023, 2022, and 2021, no single vendor accounted for more than 10% of the Company’s total purchases.

NOTE 13 — CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the fiscal years ended September 30, 2023, 2022, and 2021, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

NOTE 14 — LEASES

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	September 30, 2023	September 30, 2022

Operating lease right-of-use assets	$166,649	$49,145
Right-of-use assets - accumulated amortization	(21,748)	(6,571)
Right-of-use assets, net	$144,901	$42,574

Operating lease liabilities – current	$47,537	$15,833
Operating lease liabilities – non-current	97,364	26,741
Total operating lease liabilities	$144,901	$42,574

During the fiscal years ended September 30, 2023, 2022, and 2021, the Company incurred total ASC 842 operating lease expenses of $41,090, $56,690, and $7,274, respectively.

Office leases

Prior to August 2021, the Company had not directly entered into any office lease agreements. The lease expenses were paid by Zenapp on behalf of the Company, with an estimated amount of $4,200 for the fiscal year ended September 30, 2020, and approximately $3,850 for the period from October 2020 to August 2021. On August 20, 2021, the Company’s main operating subsidiaries in Malaysia started to lease office spaces from Zenapp, with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424). In the end of April 2022, the Company terminated the sub-tenancy agreements with Zenapp, and entered into lease agreements directly with Berjaya Steel Works Sdn Bhd and Woon Chun Yin for a term of one year from May 1, 2022 to April 30, 2023 with the monthly rent of MYR6,288, MYR6,288, and MYR6,800, respectively (approximately $1,460, $1,460, and $1,580, respectively). There was no penalty for the early termination of the sub-tenancy agreements. The sub-tenancy agreements with Woon Chun Yin may be renewed for successive two-year terms. In April 2023, the Company renewed the office lease agreement for an additional two years with a lease maturity date in April 2025, with the monthly rent of MYR 6,700, MYR 6,700, and MYR 7,100, respectively (approximately $1,500, $1,500, and $1,590, respectively).

The weighted average remaining lease terms and discount rates for all of office leases were as follows as of September 30, 2023 and 2022:

	September 30, 2023	September 30, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term	2.91 years	2.50 years
Weighted average discount rate *	5%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

As of September 30, 2023, the maturities of operating lease liabilities were as follows:

12 months ending September 30,	Lease payment
2024	$46,487
2025	52,716
2026	38,314
2027	10,589
Total future minimum lease payments	148,106
Less: imputed interest	(5,078)
Total	$143,028

Equipment leases

Effective June 20, 2020, the Company entered into a 60-month lease for a photocopier. The monthly rent is approximately $95.

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2023 and 2022:

	September 30, 2023	September 30, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.67 years	2.67 years
Weighted average discount rate *	5%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

As of September 30, 2023, the maturities of operating lease liabilities were as follows:

12 months ending September 30,	Lease payment
2024	$1,120
2025	840
Total future minimum lease payments	1,960
Less: imputed interest	(87)
Total	$1,873

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including digital advertising services, cash rebate services, payment solution services, and licensing income from software development services.

Revenue by service categories

The following tables present summary information by segment for the fiscal years ended September 30, 2023, 2022, and 2021, respectively:

	For the Fiscal Year ended September 30, 2023
	Cash rebate, payment solution, and media booking	Advertising services	Software licensing	Production services	Marketing and Promotional campaign services	Total
Revenue	$84,592	$5,307,280	$5,715,333	$362,040	$271,607	$11,740,852
Operating expenses	1,096,459	3,053,173	2,561,863	236,951	194,417	7,142,863
Income (loss) from operations	(1,011,867)	2,254,107	3,153,470	125,089	77,190	4,597,989
Income tax expenses	1,297,288	746,858	1,622	50,449	37,865	2,134,082
Net income (loss)	(2,322,180)	1,165,844	3,312,991	3,657	(12,076)	2,148,236
Capital expenditure	$12,545	$2,319	$17,679,247	$-	$-	$17,694,111
Total assets	$25,779,956	$35,073,400	$86,445,769	$2,860,610	$2,866,850	$153,026,585

	For the Fiscal Year ended September 30, 2022
	Cash rebate and payment solution	Advertising services	Total
Revenue	$20,137	$7,174,050	$7,194,187
Operating expenses	785,167	1,714,759	2,499,926
Income (loss) from operations	(791,694)	5,742,132	4,694,261
Income tax expenses	609,987	797,462	1,407,449
Net income	(1,401,319)	5,003,684	3,602,365
Capital expenditure	$737,508	$398,421	$1,135,929
Total assets	$12,168,625	$12,873,793	$25,042,418

	For the Fiscal Year ended September 30, 2021
	Cash rebate and payment solution	Advertising services	Total
Revenue	$7,708	$3,158,520	$3,166,228
Operating expenses	444,526	581,813	1,026,339
Income (loss) from operations	(436,818)	2,576,707	2,139,889
Income tax expenses	-	692,405	692,405
Net income	(436,652)	1,884,302	1,447,650
Capital expenditure	$-	$5,203	$5,203
Total assets	$298,567	$3,716,568	$4,015,135

NOTE 16 - ACQUISITIONS OF SUBSIDIARIES

On June 26, 2023, Starbox, as the issuer, and its wholly owned subsidiary, Starbox Global, as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the then shareholders of One Eighty Ltd, as the sellers, with respect to One Eighty Ltd, as the target company.

Pursuant to the Share Purchase Agreement, Starbox Global acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Ltd (the “Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of the Sale Shares, Starbox agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of Starbox, based on stock price on June 26, 2023, with an aggregate value of $53,055,300 (the “Consideration Shares”) in two tranches. 8,755,000 Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 Consideration Shares were issued on September 1, 2023. The Company intends to expand online and offline advertising business with advanced system and technology of providing targeted advertisements and vouchers in AR environment.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Goodwill as a result of the acquisition of One Eighty Ltd is calculated as follows:

Total purchase considerations for 100% equity interest purchase	$104,030,000
Fair value of assets acquired:
Cash & cash equivalents	$932,893
Accounts receivable, net	2,441,592
Deposit and prepayments	576,231
Other receivables	192,926
Short-term deposit	126,071
Due from related parties	125,984
Tax receivable	541,218
Deferred tax	52,877
Long-term deposit	214,362
Right-of-use assets, net	2,140
Property, plant and equipment, net	2,532,215
Intangible assets acquired	23,500,000
Total assets acquired	31,238,509
Fair value of liabilities assumed:
Accounts payable	(374,782)
Advance from customer	(611,702)
Accrued liabilities and other payables	(383,427)
Due to related parties	(325,309)
Lease Liability - current	(1,005)
Loan payable	(2,115,397)
Lease Liability -noncurrent	(1,135)
Deferred tax liability	(5,640,000)
Total liabilities assumed	(9,452,757)
Total net assets acquired	21,785,752
Goodwill as a result of the acquisition	$82,244,248

The following condensed unaudited pro forma consolidated results of operations for the Company and One Eighty Ltd for the fiscal years ended September 30, 2023, 2022, and 2021 present the results of operations of the Company and One Eighty Ltd as if the acquisitions occurred on October 1, 2020.

The following table presents One Eighty Ltd’s statement of income for the period from the date of acquisition through September 30, 2023.

From the date of acquisition through September 30, 2023

Revenue	$2,899,285
Operating costs and expenses	1,874,449
Income from operations	1,024,836
Other income	17,383
Income tax expenses	406,512
Net income	635,707
Less: net income attributable to non-controlling interests	311,497
Net income attributable to the Company	$324,210

The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

For the Fiscal Year Ended September 30, 2023
(Unaudited)
Revenue	$15,875,542
Operating costs and expenses	9,749,002
Income from operations	6,126,540
Other income	26,162
Income tax expense	1,736,777
Net income	4,415,925
Less: net income attributable to non-controlling interests	1,269,051
Net income attributable to the Company	$3,146,874

For the Fiscal Year Ended September 30, 2022
(Unaudited)
Revenue	$13,368,084
Operating costs and expenses	6,221,815
Income from operations	7,146,269
Other income	159,800
Income tax expenses	1,966,108
Net income	5,339,961
Less: net income attributable to non-controlling interests	851,422
Net income attributable to the Company	$4,488,539

For the Fiscal Year Ended September 30, 2021
(Unaudited)
Revenue	$6,008,897
Operating costs and expenses	4,358,023
Income from operations	1,650,874
Other income	88,053
Income tax expenses	628,107
Net income	1,110,820
Less: net loss attributable to non-controlling interests	(165,047)
Net income attributable to the Company	$1,275,867

NOTE 17 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through the date of this report, and determined the following subsequent events that need to be disclosed:

On October 26, 2023, the Company, as the issuer, and its wholly owned subsidiary, Starbox International, as the purchaser, entered into a share sale agreement (the “Share Sale Agreement”), with the three then shareholders of ProSeeds Limited (collectively, the “ProSeeds Shareholders”), as the sellers, with respect to ProSeeds Limited, a company incorporated in Seychelles (“ProSeeds”).

Pursuant to the Share Sale Agreement, Starbox International agreed to acquire 100,000 shares, of ProSeeds (the “Sale Shares”), representing 100% of the issued and paid-up share capital in ProSeeds, from the ProSeeds Shareholders. In consideration for the sale of Sale Shares, the Company agreed to issue to the ProSeeds Shareholders, an aggregate of 12,000,000 ordinary shares (per share price US$1.00) of the Company with an aggregate value of US$12,000,000. On November 13, 2023, the Company closed the acquisition of 100% of the issued and paid-up share capital in ProSeeds, and the Company issued an aggregate of 12,000,000 ordinary shares (per share price US$1.00) to the ProSeeds Shareholders. ProSeeds has no operations but owns a series of advanced multi-level marketing software. ProSeeds is not considered a business under ASC 805-10, because it does not have any process or system to create the output from the software system it owns. If the assets acquired are not a business, the reporting entity shall account for the transaction as an asset acquisition in accordance with ASC 805-50. The assets acquired should be measured based on their cost to the acquiring entity, which includes consideration the acquirer transfers to the seller and direct transaction costs.

In October 2023, the Company sold a total of 119,984 common shares of the Company through at-the-market offering for net proceeds of $119,388 after deducting the commission.

