Form 20-F
period 2024-09-30
Starbox Group Holdings Ltd.
filed 2025-02-14
CIK 1914818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Khoo Kien Hoe, Chief Financial Officer

Telephone: +603 2781 9066

Email: kh.khoo@starboxrebates.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	STBX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

465,479,984 Class A ordinary Shares and 12,800,000 Class B ordinary Shares, par value $0.001125 per share, were outstanding as of September 30, 2024. Following the share consolidation and share capital increase in October 2024, 74,571,204 Class A ordinary Shares and 800,000 Class B ordinary Shares, par value $0.018 per share, are outstanding as of the date of this annual report.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AI” are to artificial intelligence;

●	“Benefit Pointer” are to Benefit Pointer Limited, a British Virgin Islands company, which is a wholly owned subsidiary of Starbox International (defined below);

●	“Carnegie Hill” are to Carnegie Hill Limited, a company incorporated in Seychelles, which was a wholly owned subsidiary of Irace Technology (defined below) before it was dissolved in January 2025;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Starbox Group (defined below), par value $0.018 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Starbox Group, par value $0.018 per share;

●	“Exchange Act” are to the Securities Exchange Act of 1934;

●	“GETBATS website and mobile app” are to the GETBATS cash rebate website (www.getbats.com) and the GETBATS app operated by StarboxGB (defined below);

●	“Irace Technology” are to Irace Technology Limited, a British Virgin Islands company, which is a wholly owned subsidiary of Starbox International;

●	“Members” are to retail shoppers that have registered as a member on the GETBATS website and mobile app;

●	“Merchants” are to retail merchants (both online and offline) that have registered as a merchant on the GETBATS website and mobile app;

●	“MYR” are to the Malaysian ringgit, the legal currency of Malaysia;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Nevis” are to Nevis International B & T Sdn Bhd, a company limited by shares incorporated under the laws of Malaysia;

●	“One Eighty Ltd” are to One Eighty Holdings Ltd, a Cayman Islands company and 51% owned by Starbox Global;

●	“Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares;

●	“Preferred Shares” are to preferred shares of Starbox Group, par value $0.018 per share;

●	“ProSeeds” are to ProSeeds Limited, a company incorporated in Seychelles, which was a wholly owned subsidiary of Starbox International before it was dissolved in January 2025;

●	“Rainbow Worldwide” are to Rainbow Worldwide Co., Ltd, a company incorporated in Samoa, which was a wholly owned subsidiary of Irace Technology before it was dissolved on August 5, 2024;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“SEEBATS website and mobile app” are to the SEEBATS video streaming website (www.seebats.com) and the SEEBATS app operated by StarboxSB (defined below);

●	“Starbox Berhad” are to Starbox Holdings Berhad, a company limited by shares incorporated under the laws of Malaysia and a wholly owned subsidiary of Starbox International (defined below);

●	“StarboxGB” are to Starbox Technologies Sdn. Bhd. (formerly known as Starbox Rebates Sdn. Bhd.), a company limited by shares incorporated under the laws of Malaysia, which is a wholly owned subsidiary of Starbox Berhad;

●	“Starbox Global” are to Starbox Global Ltd., a British Virgin Islands company and a wholly owned subsidiary of Starbox Group;

●	“Starbox Group” are to Starbox Group Holdings Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands;

●	“Starbox International” are to Starbox International Ltd., a British Virgin Islands company and a wholly owned subsidiary of Starbox Group;

●	“StarboxPB” are to Paybats Sdn. Bhd., a company limited by shares incorporated under the laws of Malaysia, which is a wholly owned subsidiary of Starbox Berhad;

●	“StarboxSB” are to StarboxTV Sdn. Bhd., a company limited by shares incorporated under the laws of Malaysia, which is a wholly owned subsidiary of Starbox Berhad;

●	“Trade Router” are to Trade Router Ltd., a company incorporated in Seychelles, which was a wholly owned subsidiary of Starbox International before it was dissolved in January 2025;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VE Services” are to VE Services Sdn Bhd, a Malaysian Internet payment gateway company and a related-party entity controlled by one of our beneficial shareholders; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Starbox Group and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of MYR to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain MYR amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2024	2023	2022
At the end of the year – MYR	MYR4.121 to $1.00	MYR4.6938 to $1.00	MYR4.6359 to $1.00
Average rate for the year – MYR	MYR4.6494 to $1.00	MYR4.5263 to $1.00	MYR4.3041 to $1.00

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

A part of our revenue is derived from providing digital advertising services to retail merchant advertisers. Our digital advertising services are designed to help advertisers drive consumer demand, increase sales, and achieve operating efficiencies. Thus, our relationships with advertisers primarily depend on our ability to deliver quality advertising services at attractive volumes and prices. If advertisers are dissatisfied with the effectiveness of the advertising campaigns run through us, they may stop purchasing our digital advertising services or decrease the amount they are willing to spend on marketing campaigns and promotional activities. Our agreements with advertisers are largely short-term agreements, and advertisers may cease purchasing our digital advertising services at any time with no prior notice.

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

Part of our revenue is derived from the digital advertising services we provide primarily on our websites and mobile apps. The effectiveness of our digital advertising services, in turn, depends on (i) a large repository of Merchant and Member data we have been collecting from the GETBATS website and mobile app, which enables targeted marketing by leveraging our business data analysis technology; and (ii) the Internet traffic on our GETBATS website and mobile app and SEEBATS website and mobile app, where we place our advertisements, which largely decides the number of audiences who may view our advertisements. As such, maintaining and timely updating our composite database of Merchants and Members, and maintaining sufficiently high website traffic on the GETBATS website and mobile app and the SEEBATS website and mobile app are both vital to our business operations.

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

Moreover, we depend on our ability to attract and retain Merchants that are prepared to offer products or services with compelling cash rebates through our website and mobile app and provide our Members with a great experience. Our GETBATS website and mobile app currently feature cash rebates from retail merchants (both online and offline) in over 20 industries, such as automotive, beauty and health, books and media, electronics, fashion, food and beverages, groceries and pets, home and living, and sports and entertainment. After a merchant fills out an application form and agrees with our Merchant terms and conditions and the rate of blanket cash rebates, it becomes an authorized GETBATS Merchant and remains one indefinitely, unless the status is terminated by us or the Merchant by notice in writing. During the fiscal years ended September 30, 2024, 2023, and 2022, the GETBATS website and mobile app had 843, 841, and 820 Merchants, respectively, and had total transaction amount of $629,431, $2,797,388, and $3,568,166, respectively. If we are unsuccessful in our efforts to introduce services to Merchants as part of our cash rebates operating system, we will not experience corresponding growth in our Merchant pool that is sufficient to offset the cost of these initiatives. We must continue to attract and retain Merchants to maintain our business ecosystem, where we leverage business data analysis technology to provide targeted advertisements based on our composite database of Merchants and Members on our website and mobile app. If new merchants do not find our marketing and promotional services effective, or if existing Merchants do not believe that utilizing our services provides them with a long-term increase in customers, revenue, or profits, they may stop making offers through our website and mobile app. In addition, we may experience attrition in our Merchants in the ordinary course of business, resulting from several factors, including losses to competitors and Merchant closures or bankruptcies. If we are unable to attract new merchants or if too many Merchants are unwilling to offer products or services with compelling cash rebates through our website and mobile app, we may not be able to retain or acquire Merchants in sufficient numbers to maintain our business ecosystem that relies both on our composite database of consumer spending behaviors and our website traffic. As a result, our business, financial condition, and results of operations may be adversely affected.

Our limited operating history in rapidly evolving industries makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

As we launched our cash rebates and digital advertising services business in 2019 and launched our licensing business in 2023, we only have a limited operating history. Members of our management team have been working together only for a short period of time and are still in the running-in period. They may still be in the process of exploring approaches to running our Company and reaching consensus among themselves, which may affect the efficiency and results of our operation. Due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

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

On March 24, 2023, we entered into a software licensing agreement with Brandavision Sdn Bhd. (“Brandavision”), pursuant to which we agreed to (1) license the right of using our Data Management System to Brandavision, (2) grant Brandavision the access to our database, (3) help train the staff of Brandavision, and (4) provide continuous technical support. The contract period is three years, commencing March 24, 2023 and ending March 23, 2026. The total contract sum during the contract period is RM12,400,000 (equivalent to US$2.8 million). Following the successful execution of the Brandavision software licensing agreement, we engaged in similar agreements with three additional clients, achieving various milestones throughout. These endeavors culminated in a cumulative revenue of $5,715,333 from the software licensing business for the fiscal year ended September 30, 2023, and $2,435,148 for the fiscal year ended September 30, 2024, constituting a significant portion of our revenue.

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

We have had significantly unstable and volatile operating revenue since our inception—specifically, our total revenue decreased by $5,566,616, or approximately 47.41%, to $6,174,236 for the fiscal year ended September 30, 2024 from $11,740,852 for the fiscal year ended September 30, 2023. This decline was primarily due to: (1) lower revenue from digital advertising and advertising design and consultancy services, which fell from $5.31 million to $1.94 million, driven by stiff competition; and (2) a decrease in software licensing revenue, which dropped from $5.72 million to $2.44 million, as we did not secure any new software licensing agreements during the year. Software licensing income for the current year was solely from software licensing agreements entered into in the prior year. We reported a net loss of $113,177,997 for the fiscal year ended September 30, 2024, representing a decrease of $115,637,730 from net income of $2,459,733 for the fiscal year ended September 30, 2023. Our total revenue increased significantly by $4,546,666, or approximately 63.2%, to $11,740,852 for the fiscal year ended September 30, 2023 from $7,194,187 for the fiscal year ended September 30, 2022, primarily due to increased revenue from software licensing. We reported net income of $2,459,733 for the fiscal year ended September 30, 2023, representing a decrease of $1,142,632 from net income of $3,602,365 for the fiscal year ended September 30, 2022. However, we cannot assure you that we will achieve or maintain profitability on a consistent basis. Our revenue growth may slow or our revenue may decline for a number of reasons, including reduced demand for our services, increased competition, or our failure to capitalize on growth opportunities. Meanwhile, we expect our overall general and administrative expenses, including salaries, and professional and business and IT consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business advertising design and consultancy operations. In addition, we also expect to incur significant additional legal, accounting, and other expenses related to system acquisitions and corporate exercises. These efforts and additional expenses may be more costly than we currently expect, and there is no assurance that we will be able to maintain sufficient operating revenue to offset our operating expenses. Any failure to increase revenue or to manage our costs as we continue to grow and invest in our business would prevent us from achieving or maintaining profitability or maintaining positive operating cash flow at all, or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer.

The markets in which we operate are highly competitive, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The cash rebates industry and the digital advertising industry in Malaysia are highly competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We compete directly with other cash rebate platforms for members and merchants and other providers of digital advertising services for advertisers and advertising revenue. Competition can be increasingly intensive and is expected to increase significantly in the future. Increased competition may result in price reductions for software licensing, cash rebate offers, and advertising services and thus reduced margins and loss of our market share. We compete for members, merchants, and advertisers on the following bases:

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

Although for the fiscal year ended September 30, 2022, no single customer accounted for more than 10% of our total revenue, and no single customer accounted for more than 10% of our outstanding accounts receivable as of September 30, 2022, during the fiscal years ended September 30, 2024 and 2023, we derived most of our revenue from a few clients. For the fiscal year ended September 30, 2024, one client accounted for approximately 23.6% of our total revenue. As of September 30, 2024, four clients accounted for approximately 12.2%, 11.8%, 11.6%, 11.1% of our total accounts receivable, respectively, all of whom were our advertising services customers . For the fiscal year ended September 30, 2023, two clients accounted for approximately 23.1% and 23.8% of our total revenue, respectively. As of September 30, 2023, three clients accounted for approximately 15.8%, 29.1%, and 11.2% of our total accounts receivable, respectively. All of these significant customers were clients of our software licensing business pursuant to their software licensing agreements, as of September 30, 2023. Each these software licensing agreements has a three-year term, and the respective client may terminate its software licensing agreement upon 60 days’ prior notice without cause. We terminated the monthly maintenance services under three of the four licensing agreements on September 30, 2024, due to non-payment of fees. See “—Our software licensing business relies on a few clients. Any interruption in the clients or their cooperation with us may have an adverse effect on our business, financial condition, and results of operations.” There are a number of factors, including our performance, that could cause the loss of, or decrease in the volume of business from, a client. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these clients at the same level, or at all. The loss of business from one or more of these significant clients could materially and adversely affect our revenue and profitability. Furthermore, if any significant advertiser terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with a comparable advertiser in a timely manner, or at all.

The license of all of the movies and television series on our SEEBATS website and mobile app from a third-party content provider has lapsed. The SEEBATS website will not be accessible while we develop a comprehensive system, and such interruption may have an adverse effect on our business, financial condition, and results of operations.

Our success will depend, in large part, on the website traffic on our SEEBATS website and mobile app, which in turn depends on our ability to continually provide attractive and entertaining movies and television series across various genres to meet the evolving needs of viewers. Previously, we licensed all of the movies on our SEEBATS website and mobile app from Glass House Distribution, pursuant to an International Multiple Rights Distribution Agreement dated October 1, 2022. However, this license expired on October 1, 2024, and was not renewed. As a result, the SEEBATS website is currently not accessible, and no entertainment movies or television series are being offered at this time. We are now focusing on the development of a comprehensive system that combines video streaming with AI-powered features, user engagement analytics, and immersive experience, and plan to re-launch SEEBATS upon its completion, which is estimated to occur by the end of calendar year 2025. Despite these efforts, we cannot assure you that we will be able to secure a similar or improved licensing partnership in the future. Any delay or inability to re-establish our licensing partnership or establish a substitute content provider or alternative licensing arrangement could result in a prolonged lack of entertainment offerings, which may diminish the appeal of SEEBATS as a platform for both viewers and advertisers. Consequently, our business, financial condition, and results of operations may be adversely affected.

If the relevant Malaysian regulatory agency were to determine that a Film Distribution License was required for the operations of our SEEBATS website and mobile app prior to April 11, 2022, during the period between April 10, 2023 and May 29, 2023, and during the period between May 29, 2024 and September 5, 2024, our business, financial condition, and results of operations could be adversely affected.

Pursuant to Section 22(1) of the Perbadanan Kemajuan Filem Nasional Malaysia Act 1981 (Unofficial Translation: the National Film Development Corporation Malaysia Act 1981) (the “FINAS Act”), “no person shall engage in any of the activities of production, distribution, or exhibition of films or any combination of those activities as specified in subsection 21(1) unless there is in force a license authorizing him to do the same.” Section 2 of the FINAS Act defines film distribution as “including the renting, hiring, and loaning of films for profit or otherwise, the importation and distribution of films produced abroad, and the distribution of films produced locally.” One of our subsidiaries, StarboxSB, operates our SEEBATS website and mobile app, on which viewers may watch movies and television series through over-the-top (“OTT”) streaming, and StarboxSB obtained the Film Distribution License from the National Film Development Corporation Malaysia (the “FINAS”) on April 11, 2022. The current Film Distribution License was obtained on September 6, 2024 and is valid until September 5, 2025. However, since we conducted our business operations through our SEEBATS website and mobile app without holding the Film Distribution License prior to April 11, 2022, during the period between April 10, 2023 and May 29, 2023, and during the period between May 29, 2024 and September 5, 2024, we may be subject to penalty if the FINAS were to determine that a Film Distribution License was required. As of the date of this annual report, we have not received any penalty notice from the relevant Malaysian regulatory agency.

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

There remains uncertainty, however, inherent in relying on an opinion of counsel or the opinion of an officer at the relevant department in connection with whether we would be required to obtain a license under the FINAS Act for the business of StarboxSB. The issue of whether the Film Distribution License is required for the operations of our SEEBATS website and mobile app will be subject to future revisions of the FINAS Act and different interpretations by higher-level officers within FINAS. If FINAS were to determine that a Film Distribution License was required prior to April 11, 2022, during the period between April 10, 2023 and May 29, 2023, or during the period between May 29, 2024 and September 5, 2024, FINAS may take enforcement action to collect from us the penalty and late fee charges in respect of unlicensed activities of StarboxSB prior to such date, which could adversely affect our business, financial condition, and results of operations. For details about the penalty for failure to comply with the FINAS Act, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Film Distribution.”

Our software licensing business relies on a few clients. Any interruption in the clients or their cooperation with us may have an adverse effect on our business, financial condition, and results of operations.

During the fiscal year ended September 30, 2023, we started our software licensing business. In March 2023 and May 2023, we entered into two software licensing agreements with two Malaysian companies, respectively. In July 2023, we entered into a third software licensing agreement with a Philippines-based company. In August 2023, we entered into a fourth software licensing agreement with a Hong Kong based company. In the fiscal year ended September 30, 2023, a substantial part of our revenue was derived from providing software licensing to the four clients. In the fiscal year ended September 20, 2024, we generated revenue through license fees charged to the four software licensing clients. Each of the four software licensing agreements has a three-year term, and the respective client may terminate its software licensing agreement upon 60 days’ prior notice without cause. Each of the four software licensing agreements provides software licensing and software maintenance services, and we terminated the software maintenance services under three of the four licensing agreements on September 30, 2024, due to non-payment of fees. As of the date of this annual report, all four software licensing agreements are operative but only the licensing agreement with the Philippines-based company is operative relative to the provision of maintenance services.

Our software licensing business is dependent on our relationship with clients and their cooperation. We cannot assure you that we will continue to maintain the business cooperation with the remaining client at the same level, or at all. The loss of business from such client could materially and adversely affect our revenue and profitability from our software licensing business. Furthermore, if any of these clients terminates its relationship with us, we cannot assure you that we will be able to secure alternative arrangements with a comparable advertisers in a timely manner, or at all. As a result, our business, financial condition, and results of operations may be adversely affected.

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

A portion of our revenue is derived from our digital advertising services, which, in turn, depend on our advanced business data analysis technology for advertisements. We have built a large repository of data regarding Merchants and Members through the GETBATS website and mobile app, where we facilitate transactions between Merchants and Members, in which Merchants offer certain cash rebates to incentivize or attract Members to shop online or offline. With the data collected through our cash rebate website and mobile app, we have utilized our business data analysis capabilities to better understand and anticipate consumer spending behaviors, which enables targeted advertisement delivery by Merchants.

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

The ongoing effects of COVID-19 in Malaysia may have a material adverse effect on our business.

Our business operations could be materially and adversely affected by COVID-19. The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Such governmental actions, together with the further development of COVID-19, could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, and make it difficult to adequately staff our operations.

Specifically, in response to COVID-19 and its spread, the Malaysian government implemented intermittent lockdowns in various stages such as (i) imposing full movement control orders (“MCO”), under which, quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia were made mandatory; (ii) easing MCO to a Conditional Movement Control Order (“CMCO”) under which most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia; and (iii) further easing CMCO to Recovery Movement Control Order. The total number of COVID-19 cases in the country surpassed three million on February 13, 2022, and the number of daily cases hit a record high of 33,406 on March 5, 2022. Malaysia’s COVID-19 restrictions were eased progressively over the course of 2022, with the country eventually reopening its borders and discontinuing the requirement for face masks. On May 5, 2023, the WHO ended the emergency status for COVID-19. However, COVID-19 is still a significant public health problem and will continue to challenge health systems worldwide long term. In December 2023, the Malaysian government reactivated the Heightened Alert System, an early intervention protocol based on the infection and death levels as well as the hospitalization rate, in response to a rise in the number of COVID-19 cases. As of December 28, 2023, an estimated 84.4% of Malaysia’s total population had received their second dose of the COVID-19 vaccine, an estimated 50.1% of the total population had received a third dose, and an estimated 2.5% of the total population had received a fourth dose.

In response to efforts to contain the spread of COVID-19, we implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We also took measures to reduce the impact of COVID-19, including upgrading our telecommuting system, monitoring employees’ health on a daily basis, and optimizing the technology system to support potential growth in user traffic.

However, there have been occasional outbreaks of COVID-19 in various cities in Malaysia, and the Malaysian government may again take measures to keep COVID-19 in check. Consumers may have less disposable income and the merchants’ advertising budgets may experience a general decline or fluctuate, depending on factors beyond our control, such as the shelter-in-place restrictions due to COVID-19. Substantially all our revenue is concentrated in Malaysia. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that COVID-19 or any other epidemic harms the Malaysia and global economy in general. Specifically, prior to April 1, 2022, significant governmental measures implemented by the Malaysian government, including various stages of lockdowns, closures, quarantines, and travel bans, led to the store closure of some of our offline Merchants. As a result, although business in Malaysia had gradually resumed since April 1, 2022, our cash rebate service business was negatively affected to a certain extent, because the number of offline sales transactions between retail shoppers and retail merchants facilitated by us did not grow as much as we expected, leading to a lower amount of cash rebate service revenue than we expected during the fiscal years ended September 30, 2024, 2023, and 2022. However, our digital advertising service revenue was not significantly affected by COVID-19, because more people opted to use various online services since the beginning of COVID-19. From fiscal year 2023 to fiscal year 2024, the number of advertisers that used our digital advertising services declined from 31 to 2, due to market competition, and our revenue from digital advertising services declined. In addition, any resurgence of COVID-19 could negatively affect the execution of customer contracts and the collection of customer payments. The extent to which COVID-19 may impact us will depend on future developments, which are highly uncertain and cannot be predicted, including new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants and related travel advisories and restrictions, and the efficacy of COVID-19 vaccines, which may also take an extended period of time to be widely and adequately distributed.

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

The proper functioning of our websites, mobile applications, and software is essential to our business. The satisfactory performance, reliability, and availability of our information technology systems are critical to our ability to drive more Internet traffic to our advertising websites and mobile apps, provide effective digital advertising services for brands and retailers, and deliver satisfactory performance of our software. Our technology or infrastructure, however, may not function properly at all times. Any system interruptions caused by computer viruses, hacking, or other attempts to harm the systems could result in the unavailability or slowdown of our websites, mobile apps, or software and compromise the quality of the digital advertising services or software licensing business provided thereon. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could lead to system interruptions, website or mobile application slowdowns or unavailability, or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As such, our reputation may be materially and adversely affected, our market share could decline, and we could be subject to liability claims.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm, or other negative consequences.

Through our business operations, we collect large amounts of data regarding our Merchants and Members on the GETBATS website and mobile app and create a composite database of consumer spending behaviors by leveraging business data analysis technology. We also provide data management for micro, small, and medium-sized online and offline merchants to accurately organize their own customer data and accurate advertising. As such, our systems and the data stored thereon may be subject to security breach incidents. For example, our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, phishing, employee error or malfeasance, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automatic hacks. Experienced computer programmers and hackers may be able to penetrate our security controls, misappropriate or compromise sensitive proprietary or confidential information, or create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. The composite database stored in our systems may be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on or transmitted by those systems, including the data of our Merchants and Members on the GETBATS website and mobile app, as well as the data and information regarding our advertiser clients who have purchased our digital advertising services on the GETBATS website and mobile app and the SEEBATS website and mobile app before, and the participating merchants and consumers who used our payment solution services.

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

Compliance with Malaysia’s Personal Data Protection Act 2010, Personal Data Protection Order 2013, Personal Data Protection (Amendment) Act 2024, and any such existing or future data-privacy related laws, regulations, and governmental orders may entail significant expenses, result in challenges with cross-border data transfers, and could materially affect our business.

Our business and operations in Malaysia are subject to laws and regulations regarding data privacy and data protection pursuant to the Personal Data Protection Act 2010 (the “PDPA 2010”). In particular, the PDPA 2010 applies to any person who processes or has control over, or authorizes the processing of, any personal data regarding commercial transactions, except for any personal data processed outside of Malaysia and not intended to be further processed in Malaysia. Under the PDPA 2010, any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access, or disclosure, alteration, or destruction of personal data and to maintain the integrity and competence of the personnel having access to the personal data processed. Such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed and shall be destroyed or permanently deleted if it is no longer required. In addition, a data user who belongs to any of the classes of data users prescribed under the Personal Data Protection (Class of Data Users) Order 2013 (the “Order 2013”) shall be registered under the PDPA 2010 in order to process personal data. Further, the Personal Data Protection (Amendment) Act 2024 (the “PDPA Amendment Act”) has been gazetted, introducing significant amendments to the PDPA 2010. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Personal Data Protection.”

Interpretation, application, and enforcement of such laws, rules, regulations, and governmental orders, such as the PDPA 2010 (and the amendments under the PDPA Amendment Act) and the Order 2013, evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement. Compliance with the PDPA 2010 (and the amendments under the PDPA Amendment Act) and/or related implementing regulations and governmental orders could significantly increase the cost of providing our service offerings, require significant changes to our operations, or even prevent us from providing certain service offerings in Malaysia. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our practices could fail to meet all of the requirements imposed on us by the PDPA 2010 (and the amendments under the PDPA Amendment Act) and/or related implementing regulations and government orders. Any failure on our part to comply with such laws, rules, regulations, governmental orders, or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension, or other penalties by Malaysian government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition, and results of operations. Even if our practices are not subject to legal challenges, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations. Moreover, the legal uncertainty created by the PDPA 2010 (and the amendments under the PDPA Amendment Act) and/or related implementing regulations and governmental orders could materially and adversely affect our ability, on favorable terms, to raise capital, including engaging in offerings of our securities in the U.S. market.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. For example, we may face intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to, recorded, stored, or make accessible on our websites and mobile apps—in particular the SEEBATS website and mobile app, which featured movies licensed from a third-party content provider, and we have not been able to verify if the third-party content provider lawfully obtained or licensed all movies that it had licensed to us. Otherwise, we may be subject to allegations that we have infringed on the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors, or that we are involved in unfair trade practices. In addition, there may be third-party trademarks, patents, copyrights, know-how, or other intellectual property rights that are infringed by our products, services, or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in various jurisdictions.

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

Past and future acquisitions may have an adverse effect on our ability to manage our business and dilute shareholder value. We may fail to realize all of the anticipated benefits of the acquisitions, or those benefits may take longer to realize than expected.

In order to enhance our rebates and digital advertising systems, we have conducted 18 acquisitions of software modules since October 2023 and issued an aggregate of 50,664,072 Class A Ordinary Shares in connection with such acquisitions. We may acquire other businesses, technologies, services, or products that are complementary to our digital advertising and software licensing businesses. Our management believes that any future plans, proposals, or arrangements for issuance of new shares shall be dependent on our funding and/or development requirements.

The acquisitions we have conducted and future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

We believe that there are significant benefits and synergies that may be realized through the acquisitions of the new software modules. However, the efforts to realize these benefits and synergies will be a complex process and may disrupt our existing operations if not implemented in a timely and efficient manner. The full benefits of the acquisitions may not be realized as expected or may not be achieved within the anticipated timeframes, or at all. Failure to achieve the anticipated benefits of the acquisitions could adversely affect our results of operations or cash flows, cause dilution to the earnings per share, and negatively impact the price of our Class A Ordinary Shares.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business, revenue, and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by our Company, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on their assets, that would restrict their operations. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our shares’ tangible book value and net income per ordinary share may occur in connection with any future transaction.

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

Risks Relating to Our Class A Ordinary Shares and the Trading Market

Because we can issue additional Class A Ordinary Share after the Share Capital Increase, shareholders of our Class A Ordinary Shares may incur immediate dilution and experience further dilution.

On October 23, 2024, our shareholders approved, among other resolutions, the Share Consolidation, as defined below, and the Share Capital Increase, as defined below. Beginning with the opening of trading on October 31, 2024, our Class A Ordinary Shares have been trading on a post-Share Consolidation basis on Nasdaq. Upon the completion of the Share Consolidation, each of the 870,200,000 authorized Class A ordinary shares (including all issued Class A ordinary shares and any unissued Class A ordinary shares) were each be consolidated on a 16:1 basis, such that the Class A ordinary shares were consolidated from (x) 870,200,000 Class A ordinary shares to (y) 54,387,500 Class A Ordinary Shares of $0.018 par value each. With effect immediately following the Share Consolidation, our authorized Class A ordinary shares were increased from 54,387,500 Class A Ordinary Shares of $0.018 par value each (after the Class A Ordinary Share Consolidation) to 543,875,000 Class A Ordinary Shares of $0.018 par value each. As of the date of this annual report, 42,471,204 Class A Ordinary Shares are issued and outstanding.

We believe that any future plans, proposals, or arrangements for issuance of new shares shall be dependent on the Company’s funding and/or development requirements. Nevertheless, in the foreseeable future, we may issue more shares that result from the proposed increase in authorized share capital to meet our system enhancement needs. Our board of directors has the authority to cause us to issue additional Class A Ordinary Shares without consent of any of our shareholders. Consequently, shareholders may experience more dilution in their ownership of our shares in the future. The perceived risk of dilution may cause our shareholders to sell their shares, which may cause a decline in our share price. Moreover, the perceived risk of dilution and the resulting downward pressure on our share price could encourage investors to engage in short sales of our shares. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our shares.

The sale of our Class A Ordinary Shares could encourage short sales by third parties, which could contribute to the future decline of our shares price.

As of the date of this annual report, we have issued an aggregate of 38,564,070 Class A Ordinary Shares in connection with our acquisitions since October 2023. In many circumstances, large issuances of equity for companies have the potential to cause a significant downward pressure on the price of ordinary shares. This is especially the case if the shares being placed into the market exceed the market’s ability to take up the increased share issuance. Such an event could place further downward pressure on the price of our Class A Ordinary Shares. Regardless of our activities, the opportunity exists for short sellers and others to contribute to the future decline of our share price. If there are significant short sales of our Class A Ordinary Shares, the price decline that would result from our acquisition activities will cause the share price to decline more, which may cause other shareholders of our Class A Ordinary Shares to sell their shares, thereby contributing to sales of Class A Ordinary Shares in the market. We may continue executing acquisition transactions of the similar size and frequency, and if there are many more of our Class A Ordinary Shares on the market for sale than the market will absorb, the price of our Class A Ordinary Shares will likely further decline, which could result in our inability to meet the minimum closing bid price required for continued listing on Nasdaq set forth in Nasdaq Listing Rule 5550(a)(2).

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 100 votes per share. Each Class B Ordinary Share is convertible into 10 Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The holder of Class B Ordinary Shares has the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of holders of Class A Ordinary Shares. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares. Such conversions may increase the aggregate voting power of the existing holders of Class A Ordinary Shares. In the event that we have multiple holders of Class B Ordinary Shares in the future and certain of them convert their Class B Ordinary Shares into Class A Ordinary Shares, the remaining holders who retain their Class B Ordinary Shares may experience increases in their relative voting power.

Xiaoping Chen, through Nevis, beneficially owns 100% of our issued Class B Ordinary Shares. These Class B Ordinary Shares constitutes 1.44% of our total issued and outstanding share capital and 59.45% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure.

As a result of the dual-class share structure and the concentration of ownership, the holder of Class B Ordinary Shares has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holder may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

The dual-class structure of our Ordinary Shares may adversely affect the trading market for our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

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

In preparing our consolidated financial statements as of and for the fiscal year ended September 30, 2024, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of Generally Accepted Accounting Principles (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) certain audit adjustments proposed by the auditor and recorded by our Company into the financial statements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, and the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 74,571,204 Class A Ordinary Shares are issued and outstanding as of the date of this annual report and 21,513,388 are freely tradable. The remaining Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

On October 5, 2023, we entered into a sales agreement with A.G.P/Alliance Global Partners (“A.G.P.” or “Sales Agent”), to commence an at-the-market offering pursuant to which we may offer and sell, from time to time, through or to the Sales Agent, our ordinary shares, having an aggregate gross offering price of up to $30 million. Ordinary shares (now redesignated as Class A Ordinary Shares) are offered under our registration statement on Form F-3 (File No. 333-274484), initially filed with the SEC on September 12, 2023, and declared effective on September 28, 2023, and pursuant to a prospectus supplement to the registration statement filed with the SEC on October 5, 2023. As of the date of this annual report, the Company has issued 119,984 ordinary shares in the offering with net proceeds of $119,388.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The trading price of our Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

The trading price of our Class A Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	our operating and financial performance;
●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, and revenue;
●	the public reaction to our press releases, our other public announcements, and our filings with the SEC;
●	strategic actions by our competitors;
●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
●	speculation in the press or investment community;
●	the failure of research analysts to cover our Class A Ordinary Shares;
●	sales of our Class A Ordinary Shares by us or other shareholders, or the perception that such sales may occur;
●	changes in accounting principles, policies, guidance, interpretations, or standards;
●	additions or departures of key management personnel;
●	actions by our shareholders;
●	domestic and international economic, legal, and regulatory factors unrelated to our performance; and
●	the realization of any risks described under this “Risk Factors” section.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

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

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Some provisions of our articles of association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

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

This, however, will not affect market transactions of the Class A Ordinary Shares purchased by investors in a public offering. Where the Class A Ordinary Shares are listed on a stock exchange, the Class A Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Class A Ordinary Shares listed on the stock exchange.

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

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all of our issued and outstanding shares, to requisition a general meeting of our shareholders, in which case our chairman or a majority of our directors are obliged to call such meeting. Advance notice of at least seven calendar days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder, present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such meeting.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets held for the production of passive income, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

At Starbox Group’s 2024 annual general meeting of the shareholders held on June 27, 2024, the shareholders approved and adopted, among other resolutions, (1) as an ordinary resolution, the establishment and designation of two new classes of ordinary shares of Starbox Group, being Class A Ordinary Shares and Class B Ordinary Shares; and (2) as an ordinary resolution, the redesignation of: (i) the 12,800,000 authorized and issued ordinary shares held by Nevis (the “Nevis Shares”) as Class B Ordinary Shares; (ii) 161,704,984 of the authorized and issued ordinary shares, not including the Nevis Shares, as Class A Ordinary Shares; and (iii) 708,495,016 of the authorized but unissued ordinary shares as Class A Ordinary Shares (items (i) to (iii), together, the “Share Restructure”). Pursuant to the resolutions, (i) holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights; (ii) in respect of all matters subject to vote at general meetings of the Company, each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 100 votes per one Class B Ordinary Share; (iii) Class A Ordinary Shares are not convertible into shares of any other class; and (iv) Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder, and each one Class B Ordinary Share is convertible into 10 Class A Ordinary Shares.

On October 23, 2024, our shareholders approved the following corporate actions: (1) (a) each of the 870,200,000 authorized, issued or unissued, Class A ordinary shares were consolidated on a 16:1 basis to 54,387,500 Class A Ordinary Shares of $0.018 par value each; (b) each of the 12,800,000 authorized Class B ordinary shares, issued or unissued, were consolidated on a 16:1 basis to 800,000 Class B Ordinary Shares of $0.018 par value each; and (c) each of the 5,000,000 authorized and unissued preferred shares were consolidated on a 16:1 basis to 312,500 Preferred Shares of $0.018 par value each ((a) to (c) together, the “Share Consolidation”); and (2) with effect immediately following the Share Consolidation, the Company’s authorized share capital was increased from (a) $999,000 divided into 55,500,000 shares (immediately after the Share Consolidation), comprising (i) 54,387,500 Class A ordinary shares of $0.018 par value each, (ii) 800,000 Class B ordinary shares of $0.018 par value each, and (iii) 312,500 preferred shares of $0.018 par value each, to (b) $9,990,000 divided into 555,000,000 shares, comprising (i) 543,875,000 Class A Ordinary Shares of $0.018 par value each, (ii) 8,000,000 Class B Ordinary Shares of $0.018 par value each, and (iii) 3,125,000 Preferred Shares of $0.018 par value each (the “Share Capital Increase”). Beginning with the opening of trading on October 31, 2024, our Class A Ordinary Shares have been trading on a post-Share Consolidation basis on Nasdaq. No fractional shares were issued in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation were rounded up such that each shareholder received one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

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

Acquisitions of ProSeeds, Trade Router, Carnegie Hill, and Rainbow Worldwide

On October 26, 2023, Starbox Group, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement with the three then shareholders of ProSeeds to acquire 100% of the issued and paid-up share capital in ProSeeds. In consideration therefor, Starbox Group issued to the three then shareholders of ProSeeds an aggregate of 750,000 ordinary shares given the effect of Share Consolidation, on November 13, 2023, and such ordinary shares were redesignated as Class A Ordinary Shares after the Share Restructure.

On January 26, 2024, Starbox Group, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement with the four then shareholders of Trade Router acquire 100% of the issued and paid-up share capital in Trade Router. In consideration therefor, Starbox Group issued to the four then shareholders of Trade Router an aggregate of 500,000 ordinary shares given the effect of Share Consolidation, on February 19, 2024, and such ordinary shares were redesignated as Class A Ordinary Shares after the Share Restructure.

On March 7, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a share sale agreement with the four then shareholders of Carnegie Hill to acquire 100% of the issued and paid-up share capital in Carnegie Hill. In consideration therefor, Starbox Group issued to the four then shareholders of Carnegie Hill an aggregate of 1,125,000 ordinary shares given the effect of Share Consolidation, on March 22, 2024, and such ordinary shares were redesignated as Class A Ordinary Shares after the Share Restructure.

On April 4, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a share sale agreement with the four then shareholders of Rainbow Worldwide to acquire 100% of the issued and paid-up share capital in Rainbow Worldwide. In consideration therefor, Starbox Group issued to the four then shareholders of Rainbow Worldwide an aggregate of 1,125,000 ordinary shares given the effect of Share Consolidation, on April 19, 2024, and such ordinary shares were redesignated as Class A Ordinary Shares after the Share Restructure.

ProSeeds, Trade Router, Carnegie Hill, and Rainbow Worldwide had no operations but owned a series of advanced multi-level marketing software, an Artificial Intelligent Generated Content system, an Advanced Intelligent system, and a Smart Rebate Treasure Hunt augmented reality system, respectively, and the Company obtained the source codes of such software systems. On August 5, 2024, as confirmed by the Samoa Register of International and Foreign Companies, Rainbow Worldwide was struck off the register and was thereupon dissolved. In January 2025, as confirmed by the Seychelles Registrar of International Business Companies, ProSeeds, Trade Router, and Carnegie Hill were struck off the register and were thereupon dissolved.

Loyalty Engine Software Purchase

On May 3, 2024, Starbox Group, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Bella Bambina Limited (“Bella Bambina”), as the seller, with respect to certain shopping rebate and loyalty software and related assets (the “Loyalty Engine Software”). Irace Technology acquired all of the rights, title, and interests in the Loyalty Engine Software. In consideration therefor, Starbox Group issued to the four shareholders of Bella Bambina an aggregate of 1,343,752 ordinary shares on May 21, 2024, and such ordinary shares were redesignated as Class A Ordinary Shares after the Share Restructure.

Virtual Reality Software Purchase

On May 28, 2024, Starbox Group, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Raetia Holdings Limited (“Raetia Holdings”), as the seller, with respect to certain virtual reality software and related assets (the “Virtual Reality Software”). Irace Technology acquired from Raetia Holdings all of the rights, title, and interests in the Virtual Reality Software. In consideration therefor, Starbox Group issued to the four shareholders of Raetia Holdings an aggregate of 1,562,500 ordinary shares on June 13, 2024, and such ordinary shares were redesignated as Class A Ordinary Shares after the Share Restructure.

Virtual Space Rebate Mall Software Purchase

On June 14, 2024, Starbox Group, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Bardi Equity Limited (“Bardi Equity”), as the seller, with respect to certain virtual space rebates mall module software and related assets (the “Virtual Space Software”). Irace Technology acquired from Bardi Equity all of the rights, title, and interests in the Virtual Space Software. In consideration therefor, Starbox Group issued to the four shareholders of Bardi Equity an aggregate of 1,812,500 Class A Ordinary Shares on July 2, 2024.

Virtual Events Software Purchase

On July 2, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Consolidated Ideals Limited (“Consolidated Ideals”), as the seller, with respect to certain virtual events module software and related assets (the “Virtual Events Software”). Irace Technology acquired from Consolidated Ideals all of the rights, title, and interests in the Virtual Events Software. In consideration therefor, Starbox Group issued to the four shareholders of Consolidated Ideals an aggregate of 2,031,252 Class A Ordinary Shares on July 18, 2024.

VR Conference Software Purchase

On July 18, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with First Premier Holdings Ltd. (“First Premier”), as the seller, with respect to certain virtual reality conference platform software and related assets (the “VR Conference Software”). Irace Technology acquired from First Premier all of the rights, title, and interests in the VR Conference Software. In consideration therefor, Starbox Group issued to the four shareholders of First Premier an aggregate of 2,312,500 Class A Ordinary Shares on August 5, 2024.

VS Immersive Advertisement Software Purchase

On July 18, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Camilla Consulting Ltd. (“Camilla Consulting”), as the seller, with respect to a certain virtual space immersive advertisement system engine and related assets (the “VS Immersive Advertisement Software”). Irace Technology acquired from Camilla Consulting all of the rights, title, and interests in the VS Immersive Advertisement Software. In consideration therefor, Starbox Group issued to the four shareholders of Camilla Consulting an aggregate of 2,031,252 Class A Ordinary Shares on August 5, 2024.

Virtual Interactive Enterprise Showroom Software Purchase

On August 7, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Global Clearing Solutions Limited (“Global Clearing Solutions”), as the seller, with respect to a certain virtual interactive enterprise showroom system engine and related assets (the “Virtual Interactive Enterprise Showroom Software”). Irace Technology acquired from Global Clearing Solutions all of the rights, title, and interests in the Virtual Interactive Enterprise Showroom Software. In consideration therefor, Starbox Group issued to the four shareholders of Global Clearing Solutions an aggregate of 3,125,000 Class A Ordinary Shares on August 22, 2024.

Virtual Space Football Software Purchase

On August 26, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Amis et Copins Inc. (“Amis et Copins”), as the seller, with respect to a certain Virtual Space Football System Engine and related assets (the “Virtual Space Football Software”). Irace Technology acquired from Amis et Copins all of the rights, title, and interests in the Virtual Space Football Software. In consideration therefor, Starbox Group issued to the four shareholders of Amis et Copins an aggregate of 3,923,440 Class A Ordinary Shares on September 10, 2024.

Virtual Immersive Sky Park Software Purchase

On August 26, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with First Start Company Limited (“First Start”), as the seller, with respect to a certain Virtual Immersive Sky Park System Engine and related assets (the “Virtual Immersive Sky Park Software”). Irace Technology acquired from First Start all of the rights, title, and interests in the Virtual Immersive Sky Park Software. In consideration therefor, Starbox Group issued to the four shareholders of First Start an aggregate of 3,750,000 Class A Ordinary Shares on September 10, 2024.

Cyberspace Expo Experience Lounge Software Purchase

On October 28, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Distributed Information Technologies Limited (“Distributed Information”), as the seller, with respect to a certain Cyberspace Expo Experience Lounge System and related assets (the “Cyberspace Expo Experience Lounge Software”). Irace Technology acquired from Distributed Information all of the rights, title, and interests in the Cyberspace Expo Experience Lounge Software. In consideration therefor, Starbox Group issued to the four shareholders of Distributed Information an aggregate of 4,500,000 Class A Ordinary Shares on November 12, 2024.

Immersive Avatar Artistry Lab Software Purchase

On October 28, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Helix Holdings Limited (“Helix Holdings”), as the seller, with respect to a certain Immersive Avatar Artistry Lab System and related assets (the “Immersive Avatar Artistry Lab Software”). Irace Technology acquired from Helix Holdings all of the rights, title, and interests in the Immersive Avatar Artistry Lab Software. In consideration therefor, Starbox Group issued to the four shareholders of Helix Holdings an aggregate of 4,296,876 Class A Ordinary Shares on November 12, 2024.

Immersive Augmented Video Experience Software Purchase

On October 29, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Honest Designs Limited (“Honest Designs”), as the seller, with respect to a certain Immersive Augmented Video Experience System Engine and related assets (the “Immersive Augmented Video Experience Software”). Irace Technology acquired from Honest Designs all of the rights, title, and interests in the Immersive Augmented Video Experience Software. In consideration therefor, Starbox Group issued to the four shareholders of Honest Designs an aggregate of 4,375,000 Class A Ordinary Shares on November 13, 2024.

Web Graphics Library Software Purchase

On November 18, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Tech Fellows Limited (“Tech Fellows”), as the seller, with respect to a certain Web Graphics Library Augmented 3D Framework Module and related assets (the “Web Graphics Library Software”). Irace Technology acquired from Tech Fellows all of the rights, title, and interests in the Web Graphics Library Software. In consideration therefor, Starbox Group issued to the four shareholders of Tech Fellows an aggregate of 6,000,000 Class A Ordinary Shares on December 3, 2024.

Creative Augmented Billboards Software Purchase

On November 18, 2024, Starbox Group, as the issuer, and Irace Technology, as the purchaser, entered into a software purchase agreement with Five Points Gang & Company Ltd. (“Five Points Gang”), as the seller, with respect to a certain Creative Augmented Billboards Module and related assets (the “Creative Augmented Billboards Software”). Irace Technology acquired from Five Points Gang all of the rights, title, and interests in the Creative Augmented Billboards Software. In consideration therefor, Starbox Group issued to the four shareholders of Five Points Gang an aggregate of 6,100,000 Class A Ordinary Shares on December 3, 2024.

Cutting-Edge 3D Rendering System Module Purchase

On January 23, 2025, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Aurelius Group Limited (“Aurelius Group”), as the seller, with respect to certain Cutting-Edge 3D Rendering System Module and related assets (the “Cutting-Edge 3D Rendering System Module”). Irace Technology acquired from Aurelius Group all of the rights, title, and interests in the Cutting-Edge 3D Rendering System Module.

In consideration therefor, Starbox Group issued to the four shareholders of Aurelius Group an aggregate of 10,000,000 Class A Ordinary Shares on February 7, 2025.

Smart Auto Character Relocation Engine Purchase

On January 23, 2025, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Consolidated Thoughts Limited (“Consolidated Thoughts”), as the seller, with respect to certain Smart Auto Character Relocation Engine and related assets (the “Smart Auto Character Relocation Engine”). Irace Technology agreed to acquire from Consolidated Thoughts all of the rights, title, and interests in the Smart Auto Character Relocation Engine. In consideration therefor, Starbox Group issued to the four shareholders of Consolidated Thoughts an aggregate of 10,000,000 Class A Ordinary Shares on February 7, 2025.

The following chart illustrates our corporate structure as of the date of this annual report.

Note: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders, given that each holder of Class B Ordinary Shares is entitled to 100 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share.

(1)	Represents an aggregate of 42,707,195 Class A Ordinary Shares held by 41 shareholders, each one of which holds less than 5% of our Class A Ordinary Shares, as of the date of this annual report.

(2)	Represents 800,000 Class B Ordinary Shares held by Nevis International B & T Sdn Bhd, a company limited by shares incorporated under the laws of Malaysia and is wholly owned by Xiaoping Chen.

(3)	Chan Chee Hong, Chan Foong Ming, Chan Foong Sin, Zhou Li, and Yong Jye Moi, five minority shareholders of Starbox Group, collectively hold 49% of the equity interests in One Eighty Ltd.

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

B. Business Overview

Overview

We are building a cash rebate, advertising, and software licensing business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. Through our subsidiaries in Malaysia, we connect retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants, provide digital advertising services to advertisers, and license customized software systems to our clients. We also provided payment solution services to merchants between May 2021 and March 2023. Substantially all of our current operations are located in Malaysia.

Our cash rebate business is the foundation of the business ecosystem we are building. We have cooperated with retail merchants, which have registered on the GETBATS website and mobile app as Merchants, to offer cash rebates on their products or services, which have attracted retail shoppers to register on the GETBATS website and mobile app as Members in order to earn cash rebates for shopping online and offline. As the number of Members grows and sales of the existing Merchants increase, more retail merchants are willing to cooperate with us. As of September 30, 2024, 2023, and 2022, the GETBATS website and mobile app had 2,524,865, 2,523,802, and 2,513,658 Members, respectively, and 843, 841, and 820 Merchants, respectively. During the fiscal years ended September 30, 2024, 2023, and 2022, we facilitated 24,031, 264,600, and 338,940, transactions through the GETBATS website and mobile app, respectively. We generate revenue by keeping an agreed-upon portion of the cash rebates offered by Merchants on the GETBATS website and mobile app.

Making use of the vast Member and Merchant data we have collected from the GETBATS website and mobile app, we help advertisers design, optimize, and distribute advertisements through online and digital channels. We primarily distribute advertisements through (i) our SEEBATS website and mobile app, on which viewers can watch movies and television series for free through OTT streaming, which is a means of providing television and film content over the Internet at the request and to suit the requirements of the individual consumer, (ii) our GETBATS website and mobile app to its Members, and (iii) social media, mainly consisting of accounts of influencers and bloggers. During the fiscal years ended September 30, 2024, 2023, and 2022, we served 2, 31, and 63 advertisers, respectively. We generate revenue through service fees charged to the advertisers.

Due to the constant changes of technology in our industry as well as competition, we constantly adapt and enhance our rebates and digital advertising systems to meet future needs. Since October 2023, we have embarked on a series of acquisitions of software modules for system enhancement, creating an immersive cash rebates and digital advertising ecosystem powered by advanced virtual reality and augmented reality technologies. From October 2023 to the date of this annual report, we have conducted 18 acquisitions in total. We closed one acquisition in October 2023, two acquisitions in the first quarter of 2024, three acquisitions in the second quarter of 2024, seven acquisitions in the third quarter of 2024, and five acquisitions in the fourth quarter of 2024.

To diversify our revenue sources and supplement our cash rebate and digital advertising service businesses, we provided payment solution services to merchants between May 2021 and March 2024 by referring them to VE Services. Pursuant to the appointment letter dated October 1, 2020 (the “Appointment Letter”) with VE Services, we served as its independent merchant recruitment and onboarding agent and referred merchants to VE Services for payment processing. We referred 39, 37, and 19 merchants to VE Services during the fiscal years ended September 30, 2024, 2023, and 2022, respectively. We generated insignificant revenue through commissions from VE Services for our referrals and such revenue was reported as revenue from a related party in our consolidated financial statements. Effective April 1, 2024, we terminated our agreement with VE Services and have not referred any additional merchants to it since that date. As of the date of this annual report, we have not referred merchants to other service providers for payment processing.

During the fiscal year ended September 30, 2023, we started our software licensing business. In March 2023 and May 2023, we entered into two software licensing agreements with two Malaysian companies, respectively. In July 2023, we entered into a software licensing agreement with a Philippines-based company, pursuant to which we licensed our AI Rebates Calculation Engine System and agreed to provide technology support. In August 2023, we entered into a fourth software licensing agreement with a Hong Kong-based company. Pursuant to the software licensing agreements, we granted the licensors access to our data management system and agreed to help train their staff with respect to the use of the data management system. We generate revenue through license fees and annual technical support and maintenance fees charged to the clients. In the fiscal year ended September 30, 2024 and 2023, a substantial part of our revenue was derived from providing software licensing to the four clients. In March 2024, the software licensing agreements with the two Malaysian companies were assigned to two companies based in Hong Kong and the monthly technical support and maintenance services under these two agreements were subsequently terminated by us on September 30, 2024, due to non-payment of service fees. The monthly technical support and maintenance services under the licensing agreement with the other Hong Kong company was similarly terminated by us on September 30, 2024, due to non-payment of service fees. However, software maintenance for these three companies is now provided on an ad-hoc basis with fees charged based on the specific maintenance needs. The monthly technical support and maintenance services were terminated under the three software licensing agreements without impacting the licensing services.

.

On June 26, 2023, we acquired 51% ownership of One Eighty Ltd and its subsidiaries, to further expand our business of online and offline advertisement, including advertisement consultation, design, production, agency services, as well as marketing and promotional campaign services. We provide brand-building-related consulting services with fixed-priced terms, and our services include market research, advertisement idea conceptualization, brand positioning proposals, and final proposals and solutions. We entered into brand-building-related consulting services agreements with 11 customers in fiscal year 2024 and 19 customers in fiscal year 2023. Each of these projects typically takes a few months to one-year to complete. We provide production services for customers who already have conceptualized ideas for advertisement or other types of visual or audio content. Our production services range from photography, video recording, audio recording, script development, and equipment rental, to post-production editing. In fiscal years 2024 and 2023, our production services revenue was $854,328 (MYR3.97 million) and $362,040 (MYR1.64 million), respectively. We also generate revenue from marketing and promotional campaign services. We assist merchants to plan, arrange, and execute seasonal on-the-ground sales and promotional campaigns, typically located in shopping malls. Our services include providing the sales campaign proposals, coordinating with shopping mall owners for venue rental, assisting merchant clients with rental equipment, advising merchant clients on site layout arrangements and decorations, and providing product display strategies. In fiscal years 2024 and 2023, our promotional campaign and other services revenue were $697,566 (MYR3.24 million) and $271,607 (MYR1.26 million), respectively. In addition to these services, from time to time, we also perform media booking agency services to sell advertisement lots on behalf of media companies. We generate insignificant revenue from our media booking agency services.

For the fiscal year ended September 30, 2024, we had total revenue of $6.17 million and net loss of $113.18 million. Revenue derived from advertising services, software licensing, cash rebate, payment solution services, and media booking, production services, and promotional campaign services accounted for approximately 31.4%, 39.4%, 4.0%, 13.9%, and 11.3% of our total revenue of the period, respectively.

For the fiscal years ended September 30, 2023 and 2022, we had total revenue of $11,740,852 and $7,194,187, respectively, and net income of $2,459,733 and $3,602,365, respectively. Revenue derived from digital advertising services accounted for approximately 45.20% and 99.72% of our total revenue for those fiscal years, respectively. Revenue derived from software licensing services accounted for approximately 48.68% and 0% of our total revenue for those fiscal years, respectively. Revenue derived from cash rebate services accounted for approximately 0.72% and 0.15% of our total revenue for those fiscal years, respectively. Revenue derived from payment solution services accounted for approximately 3.08% and 0.13% of our total revenue for those fiscal years, respectively. Revenue derived from media booking, production services, and promotional campaign services accounted for approximately 2.32% and 0% of our total revenue for those fiscal years, respectively.

Competition

The cash rebates industry, the advertising industry, and the software licensing industry in Malaysia are highly competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies.

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

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Business Ecosystem Comprising Cash Rebate, Advertising, and Software Licensing

We are developing a business ecosystem in Malaysia comprising four lines of business that are complementary to each other, including (i) a cash rebate business connecting Members to Merchants, (ii) a digital and offline advertising business providing targeted digital advertising services and offline advertising services to advertisers; and (iii) a software licensing business that allows us to monetize the various software solutions we have developed, which ecosystem we plan to replicate to other parts of Southeast Asia and eventually globally.

Our business maintains sustainable growth owing to the dynamic and complementary relationships between our GETBATS website and mobile app, and our SEEBATS website and mobile app. Although currently the revenue from the GETBATS website and mobile app only accounts for a small portion of our overall revenue, they play a crucial and strategic role in our business ecosystem, essentially functioning as a direct database marketing platform that enables us to collect a large amount of data regarding our Merchants and Members and create a composite database of consumer spending behaviors by leveraging our business data analysis system; and the SEEBATS website and mobile app, in turn, drive website traffic back to the GETBATS website and mobile app, which have become an increasingly popular cash rebate platform. As such, we endeavor to provide our advertisers with targeted digital advertising services while ensuring our Merchant and Members can also benefit from the transactions facilitated by us through our cash rebate system in a more secure payment environment. In fiscal years 2023 and 2024, we further leveraged the technologies we developed for our advertising services by licensing our software to clients, including our AI Rebates Calculation Engine System and Data Management System. The software licensing business generated significant revenue in the fiscal years ended September 30, 2024 and 2023 that enabled us to further develop our technologies and other businesses.

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

Our large repository of Merchant and Member data and strong technological capabilities have enabled us to innovate and optimize our digital advertising services on an ongoing basis. Specifically, we collect and analyze vast Member spending behavioral data by leveraging our large user base on our GETBATS website and mobile app and our business data analysis capabilities. As of September 30, 2024, we had acquired information from 2,524,865 unique Members, including more than 800 spending Members, and 843 Merchants, and implemented a business data analysis system to study consumer spending behaviors. The size and number of available data sets have grown rapidly as data has been collected from mobile devices through our mobile app, computer peripherals from web browsers, and progressive web applications. We also collect analytic data from log files. We study our Members’ login patterns (such as time, date, and frequency of login), the deals, promotions, and advertisements they click, and the Merchant links that they share. In addition, we study viewers’ behaviors on our SEEBATS website and mobile app, including the types of movies they view and the time they spend on each movie, so that we can further relate and categorize them into different spending behavior category. In addition, we also help advertisers optimize their marketing campaigns by identifying the objectives and audience, formulating customized digital media strategies, designing brand positioning, and key messages, and improving the artistic value and attractiveness of the ads.

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

Capability of Monetizing our Technologies to Generate Steady Income Stream

While we continue to develop various software solutions to meet our business requirements, we started to further leverage these technologies in fiscal years 2023 and 2024 by starting a software licensing business in fiscal year 2023. We license the right to use our software for license fees and also provide related technology support and system maintenance services on an annual basis. In fiscal year 2024, we licensed our AI Rebates Calculation Engine System and Data Management System to a total of four clients.

We have applied for patents for our software in Malaysia, the Philippines, as well as Indonesia. We also safeguard our software by protecting the source codes and by adopting relevant provisions in our software licensing agreements. We believe that the software licensing business will help us generate a considerable portion of our revenue and the recurring maintenance revenue will provide steady income streams for us. In fiscal year 2024, revenue generated from software licensing constituted 39% of our total revenue.

The software licensing business has also enabled us to expand our market reach by catering to customers globally, especially in Southeast Asia. In March 2023 and May 2023, we entered into two software licensing agreements with two Malaysian companies, respectively. In July 2023, we entered into a third software licensing agreement with a Philippines-based company. In August 2023, we entered into a fourth software licensing agreement with a Hong Kong-based company. In the fiscal years ended September 30, 2023 and 2024, a substantial part of our revenue was derived from providing software licensing to these clients. As of the date of this annual report, three of the licensing agreements were terminated. As we continue to work with more clients, we believe we will also further expand our geographic reach.

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

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Development of New System for Small and Medium-sized Enterprise (“SMEs”)

While our strategy in the previous fiscal year focused on expanding our advertiser base and brand exposure through offline events, influencer partnerships, and optimized search engine presence, we have since reprioritized our objectives. In the 2024 fiscal year, we have temporarily paused promoting our digital advertising services to allocate resources toward developing a more comprehensive system designed to address broader needs of small and medium enterprises, or SMEs. This shift reflects our decision to prioritize long-term value creation through system innovation over immediate advertising growth.

We are actively engaged in research and development, sourcing key systems for our ecosystem and mapping out their integration. This effort aims to create a robust platform that tackles various SME challenges, including advertising, operational efficiency, and customer engagement. By combining these capabilities into the cohesive system we are currently developing, we aim to establish a pioneering and scalable solution. We plan to integrate 24 such systems to build the platform and are currently in the process of system acquisition. We aim to complete this effort and launch the platform by 2028.

Our goal is to position ourselves as a market leader in providing advanced technological solutions for SMEs, delivering sustained economic benefits for our stakeholders. As the comprehensive system evolves, we anticipate refocusing on digital advertising services in a more integrated and effective manner, leveraging our enhanced ecosystem to attract high-profile advertisers and drive significant growth in the years ahead. We will keep ourselves abreast of the latest changes in the digital advertising landscape and understand the evolving needs and requirements of advertisers.

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

As we advance our technological capabilities, we have also realigned our focus toward the development of a comprehensive system. This initiative underscores our commitment to leveraging cutting-edge data analysis and AI technologies to meet the broader needs of SMEs. Building on our existing data analysis systems, the system under development aims to integrate a suite of tools that not only enhance consumer behavior insights but also support operational efficiency, customer engagement, and advertising effectiveness for SMEs.

Currently, we are actively engaged in research and development activities, sourcing critical systems, and mapping out the integration of these components into a unified ecosystem. The development effort includes implementing advanced AI features to optimize data analytics and incorporating virtual reality and augmented reality technologies to deliver an immersive and interactive user experience. Our goal is to create a platform that generates actionable insights for businesses while ensuring a seamless user journey.

Through this comprehensive system, we aim to offer SMEs an all-encompassing solution that includes advanced data analysis capabilities such as real-time insights, predictive analytics, and prescriptive recommendations. These enhancements align with our broader vision of positioning ourselves as a leader in technological innovation and empowering SMEs to achieve sustainable growth in an increasingly competitive digital landscape.

Our Business Model

We currently generate revenue from the following principal sources:

●	Cash Rebates, Payment Solution Services, and Media Booking. We facilitate online and offline transactions between Merchants and Members of the GETBATS website and mobile app and keep a portion, usually 14%, of the cash rebates offered by Merchants as our revenue. Between May 2021 and March 2024, we also referred merchants to VE Services to process payments and receive a portion of the monthly service fees, which ranged from 0.15% to 0.35% of the total service fees collected by VE Services, as commissions for our referrals. From time to time, we also perform media booking agency services to sell advertisement lots on behalf of media companies.

●	Advertising Services. We help advertisers design and optimize online advertisements, and distribute advertisements through the SEEBATS website and mobile app, the GETBATS website and mobile app, and social media. We generate revenue through service fees charged to the advertisers. After our acquisition of 51% ownership of One Eighty Ltd, we also expanded our advertising services to provide offline brand-building-related services. We generate revenue through fixed-priced fees charged to the clients.

●	Software Licensing. We license the right to use our existing technologies, AI Rebates Calculation Engine System and Data Management System, to clients and generate revenue through license fees charged to the clients. We also provide related technical support, system maintenance, and system upgrade services, which generate monthly fees.

●	Production Services. We provide production services including photography, video recording, audio recording, script development, equipment rental, and post-production editing. We generate revenue through service-specific fees charged to customers.

●	Promotional Campaign Service. We assist merchants in planning, arranging, and executing seasonal on-the-ground sales and promotional campaigns, typically located in shopping malls.

The following table presents our revenue for fiscal years ended September 30, 2024, 2023, and 2022.

	Revenue
	Fiscal Year Ended September 30,
	2024	2023	2022
Cash Rebate, Payment Solution Services, and Media Booking	$245,684	$84,592	$20,137
Advertising Services	1,941,510	5,307,280	7,174,050
Software Licensing	2,435,148	5,715,333	-
Production Services	854,328	362,040	-
Promotional Campaign Service	697,566	271,607	-
Total	$6,174,236	$11,740,852	$7,194,187

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

	Fiscal Years Ended September 30,
	2024	2023	2022
Members (#)	2,524,865	2,523,802	2,513,658
Members Who Have Received Rebates (for spending and referral) (#)	876	2,453	5,488
Cash Rebates Distributed*	$5,296	$26,443	$19,907

*These amounts refer to total cash rebates distributed to Members for spending and referrals and include cash rebates that were accrued to be paid in the future.

We grow our Member base through marketing initiatives and word-of-mouth. Our online marketing consists of social media marketing, email marketing, influential marketing, search engine optimization marketing, display advertisements, referral programs, and affiliate marketing. For instance, we have been running a “New Member Exclusive Promo” since June 6, 2021, which is available to new GETBATS Members that have signed up and existing GETBATS Members who have invited at least five friends to sign up as a GETBATS Member during the promotional period. These eligible Members may purchase an e-vouchers or gift card with a 50% instant cash rebates. Our offline marketing consists of traditional printed flyers, billboard, public relations, brand partnerships, and sponsored and corporate social responsibilities events to increase our visibility and build our brands. During the fiscal year ended September 30, 2022, we spent MYR142,833 (approximately $33,186) on Member acquisition. During the fiscal years ended September 30, 2023 and 2024, focused on general promotional activities to foster brand-awareness, we did not spend on these marketing initiatives for GETBATS Member acquisition.

The Merchants

Our GETBATS website and mobile app currently feature cash rebates from Merchants in over 10 industries, such as automotive, beauty and health, books and media, electronics, fashion, food and beverages, groceries and pets, home and living, and sports and entertainment. Most of the Merchants are located in Malaysia.

The following table sets out the key performance indicators for Merchants of the GETBATS website and mobile app as of the fiscal years indicated.

	Fiscal Years Ended September 30,
	2024	2023	2022
Merchants (#)	843	841	820
Online Merchants (#)	433	431	421
Offline Merchants (#)	410	410	399
Transactions (based on rebated sales) (#)	24,031	264,600	338,940
Total Transaction Amount($)	$629,431	$2,797,388	$3,568,166

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

Digital Advertising Services

Our Advertisers

We have built a diverse advertiser base from a broad range of industries, including luxury property development, medical services, retail jewelry sales, and real estate agencies, among others. During the fiscal years ended September 30, 2024, 2023, and 2022, we served 2, 31, and 63 advertisers, respectively. For the fiscal year ended September 30, 2024, 2023, and 2022, no single advertiser accounted for more than 10% of our total revenue. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our major clients generate a significant portion of our revenue. Any interruption in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.”

Ad Distribution Channels

We mainly distribute online advertisements through our SEEBATS website and mobile app, our GETBATS website and mobile app, and social media.

Distribution through Our SEEBATS Website and Mobile App

We operate a video streaming platform, the SEEBATS website and mobile app, which is under maintenance and development as of the date of this annual report. Viewers may sign up for a free membership and watch movies and television series on our website, www.seebats.com, or our SEEBATS TV mobile app through OTT streaming. The following are screenshots for our SEEBATS website and our SEEBATS TV app.

Screenshot for Our SEEBATS Website	Screenshot for Our SEEBATS App

Prior to October 1, 2024, our SEEBATS website and mobile app offered 50 licensed movies in various genres, such as action, comedy, fantasy, historical, and romance. On October 1, 2022, we entered into an International Multiple Rights Distribution Agreement with Glass House Distribution, pursuant to which we licensed 50 movies for a two-year term for an aggregate fee of $31,250. The International Multiple Rights Distribution Agreement with Glass House Distribution was not renewed after its term ended on October 1, 2024. As a result, the SEEBATS website is currently not accessible, and no entertainment movies or television series are being offered as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The license of all of the movies and television series on our SEEBATS website and mobile app from a third-party content provider has lapsed. The SEEBATS website will not be accessible while we develop a comprehensive system, and such interruption may have an adverse effect on our business, financial condition, and results of operations.”

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

On our SEEBATS website and mobile app, we offer 12 tiers of digital advertisement distribution packages, which included different timing and duration of advertisement display and different placement formats, including (i) banner advertisements on the homepage of our SEEBATS website and mobile app, (ii) banner advertisements on the video pages, (iii) in-stream video ads played at the beginning or in the middle of videos, and (iv) background advertisements via digital product placements that appear above or below a selected video screen concurrently with a user viewing a video. For the fiscal years ended September 30, 2024, 2023, and 2022, 100%, 89%, and 82% of our advertisement display services revenue was generated from ads distributed on our SEEBATS website and mobile app, respectively.

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

For the fiscal year ended September 30, 2022, 0.1% of our advertisement display services revenue was generated from ads distributed on our GETBATS website and mobile app. For the fiscal years ended September 30, 2024 and 2023, ads distribution through our GETBATS website and mobile app did not generate revenue.

Distribution through Social Media

With the emergence of popular online social media attracting numerous users, advertisers are increasingly receptive of the idea of identifying social media accounts that have influence over potential customers on these platforms, and orienting marketing activities around KOLs. Our social media marketing services generally involve the design and implementation of creative advertising campaigns carried out on social media platforms through the use of influential social media accounts with suitable target audiences. During the fiscal years ended September 30, 2024, 2023, and 2022, we distributed advertisements for 2, 31, and 63 advertisers on social media, respectively.

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

For the fiscal years ended September 30, 2024, 2023, and 2022, approximately nil, 2%, and 4%, of our advertisement display services revenue was generated from ads distributed on third-party social media channels, respectively.

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

During the fiscal years ended September 30, 2024, 2023, and 2022, nil, 7, and 22 advertisers used our advertisement design and consultation services, respectively. For advertisement design and consultation services, our stand-alone selling price ranges from approximately $2,400 to approximately $38,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the ads. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. We generated revenue of $nil, $538,155, and $1,575,800, from providing advertisement design and consultation services for the fiscal years ended 2024, 2023, and 2022, respectively.

In addition, all 2 advertisers for the fiscal year ended September 30, 2024, 31 advertisers for the fiscal year ended September 30, 2023, and 63 advertisers for the fiscal year ended September 30, 2022, used our services for advertisement display on our websites and mobile apps and third-party social media channels. Depending on the distribution channels used and the duration of the advertisement display, we charged advertising service fees in the range of approximately $5,000 to approximately $240,000 for designated services. Our revenue associated with advertisement display services amounted to $522,674 for the fiscal year ended September 30, 2024, $2,569,180 for the fiscal year ended September 30, 2023, and $5,645,324 for the fiscal year ended September 30, 2022.

Payment Solution Services

To diversify our revenue sources and supplement our cash rebates and digital advertising service businesses, we provided payment solution services to merchants between May 2021 and March 2024 by referring them to VE Services. We entered into the Appointment Letter with VE Services on October 1, 2020, which Appointment Letter had a term of one year and was renewed automatically on a yearly basis unless terminated by either party. Pursuant to the Appointment Letter, we served as its independent merchant recruitment and onboarding agent and referred merchants to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services charged these merchants a service fee ranging from 1.50% to 2.50% based on the processed payment amount and payment processing methods used, and we were entitled to receive a portion of the monthly service fees as commissions for our referrals. The commission rate ranged from 0.15% to 0.35% based on the total service fees collected by VE Services from merchants referred by us.

We referred 39, 37, and 19 merchants to VE Services during the fiscal years ended September 30, 2024, 2023, and 2022, respectively. Effective April 1, 2024, we terminated our agreement with VE Services and have not referred any additional merchants to it since that date. As of the date of this annual report, we have not referred merchants to other service providers for payment processing.

Technology

We apply data science technologies extensively throughout our business ecosystem to support Merchant and Member onboarding and digital advertising. Our proprietary technologies include:

●	Merchant and Member Onboarding System. We have developed a system with an innovative business model that incentives both Merchants and Members to onboard our GETBATS website and mobile app, where they both benefit from the transactions facilitated by us via our cash rebate program. We work with both online and offline Merchants, who offer cash rebates to Members based on their spending at the physical store or online via our GETBATS website and mobile app. Through our system, Members receive cash rebates from their spending and Merchants obtain sales from spending Members. In addition, Merchants or Members who have onboarded other Merchants or Members can also receive referral rebates. We have filed patent applications, “System and Method to Seamlessly Onboard Merchants and Members to an Electronic Commerce Website,” for this system in Malaysia, Indonesia, and the Philippines, which applications are pending approval as of the date of this annual report.

●	Cash Rebate Calculation and Distribution System. Once a successful transaction has been completed through the GETBATS website and mobile app, our cash rebate calculation processor will transmit the expending data of the spending Member to a rule engine, which loads one or more distribution tables that set forth pre-determined distribution rules. Based on such data, our calculation engine calculates and distributes the total rebates payable to different entities under various circumstances, including but not limited to (i) the spending Member, (ii) referrals (the Member who introduced the spending Member), (iii) agent-merchants (agents who onboards the Merchant), and (iv) agent-customer (agents who onboards a big group of Members), if applicable. We have filed patent applications, “System and Method to Compute Payable Rebates and Distribute the Payable Rebates to Distribution Entities,” for this system in Malaysia, Indonesia, and the Philippines, which applications are pending approval as of the date of this annual report.

●	Business Data Analysis System. Our analysis engine monitors our Members’ behaviors on the GETBATS website and mobile app and parses all the data properties, including login patterns (such as time, date, and frequency of login), the deals, promotions, and advertisements they click, and the Merchant links that they share. The large repository of Merchant and Member data collected from our GETBATS website and mobile app enables our Merchants to better understand consumers’ preferences and their spending behaviors. In addition, we have studied viewers’ behaviors on the SEEBATS website and mobile app, where our user profiling engine infers the viewers’ interest, demographic, intent, and other features through dynamic correlation analysis based on the data collected from our SEEBATS website and mobile app, such as the types of movies they view and the time they spend on each movie. In doing so, we related and categorized the viewers into different spending behavior categories. We also expect to further improve our data analysis capabilities by introducing the descriptive, predictive, and prescriptive features in the future. We have filed patent applications, “System and Method to Analyze Business Data Based on Spending Behavior Data,” for this system in Malaysia, Indonesia, and the Philippines, which applications are pending approval as of the date of this annual report.

●	Payment Token System. Our payment token module on our payment system tokenizes Members’ sensitive payment data by replacing those key data with unique identification symbols that retain all the essential information about the data without compromising its security. Such payment tokens can be automatically loaded, and payments can be automatically made to the merchants who have appropriately confirmed the payment data and selected a payment option. We utilize such token payment data to facilitate secure and convenient transactions conducted in our business ecosystem. Members need not repeatedly fill in complicated payment information when making payments to Merchants, which greatly enhances user experience in payment transactions. We have filed patent applications, “System and Method to Create a Flexible Payment Token for A Plurality of Merchants,” for this system in Malaysia, Indonesia, and the Philippines, which applications are pending approval as of the date of this annual report.

●	StarboxGPT. We independently developed StarboxGPT and it was launched via our GETBATS website in July 2023. StarboxGPT is an AI content generation platform that can process and generate various media forms, including text, image, speech, and video. StarboxGPT analyzes user text inputs and can offer suggestions of design elements, color palettes, and layouts. It also analyzes user image inputs and creates image variations, designs, and other customized outputs to help users meet marketing and promotional needs. StarboxGPT also has a text-to-video feature and an image-to-video feature, which convert text, video, and image instructions or imputes into visually engaging videos. We have filed trademark applications, “StarboxAI,” “StarboxChat,” and “StarboxGPT” in Malaysia, Indonesia, and the Philippines. As of the date of this annual report, the application for “StarboxGPT” has been deemed withdrawn in Malaysia. In the Philippines, one applied trademark class (Class 36) for “StarboxGPT” has been registered, expiring on February 4, 2034. Various applied classes (Class 9, 35, 36, and 38) for “StarboxAI” have been registered in Malaysia and the Philippines, with expiration dates of September 14, 2033 and February 4, 2034, respectively. The applications for other remaining classes are still pending approval.

●	Multi-level Marketing Software. Our multi-level marketing software consists of the following modules, the binary multi-level marketing software, the monoline multi-level marketing software, and the blended binary multi-level marketing software. We have filed patent applications, “Unilevel Multi-Level Marketing (MLM) System and Method,” “Multi-Tier Binary Calculation System and Method,” and “Multi-Tier Matrix Calculation System and Method,” for this system in Malaysia, which applications are pending approval as of the date of this annual report.

●	Digital Platform to a User System. Our digital platform, along with its associated method, encompasses several key steps aimed at enhancing user interaction and experience. Initially, the processor presents a verification interface to the user, facilitating the receipt of credentials. Subsequently, the processor enables the user to access a winning interface by scanning an event QR code upon credential submission. Once within the winning interface, the processor displays a series of checkpoints and a rating system to the user. Within this framework, the user can provide ratings and comments on various checkpoints. Furthermore, the processor generates events within the checkpoints and rating system, each with a probability of reward, thereby incentivize user engagement with the digital platform. We have filed a patent application, “System and Method to Provide Access to a Digital Platform to a User,” for this system in Malaysia, which application is pending approval as of the date of this annual report.

●	Compensation Plan System. Our system for compensation plans comprises various integral steps designed to efficiently manage the compensation structure for both distributors and multiple Members. Initially, the processor undertakes the creation of a comprehensive compensation plan tailored for the distributor and a diverse group of Members. Upon the distributor reaching a predetermined top rank, a breakaway occurs, signaling a pivotal moment within the system. Subsequently, the processor computes the compensation amount to be disbursed to both the distributor and the relevant Members based on their recruitment efforts. Finally, the processor distributes the calculated compensation amounts to the respective parties. We have filed a patent application, “System and Method to Provide a Compensation Plan,” for this system in Malaysia, which application is pending approval as of the date of this annual report.

●	Augmented Reality System and Methods to Provide Cash Rebates. Our augmented reality (“AR”) system is comprised of essential components, including a processor, a memory, and a backend server. The memory, in conjunction with the processor, stores and executes instructions aimed at enhancing user experience. These instructions enable the processor to scan machine-readable formats attached to products to extract relevant data. Additionally, the system receives historical user data, encompassing shopping history and preferences. By correlating product data with user history, the system generates personalized insights. Leveraging the backend server, these insights are further analyzed to tailor cash rebate offers for users. We have filed a patent application, “Augmented Reality System and Methods to Provide Cash Rebates,” for this system in Malaysia, which application is pending approval as of the date of this annual report.

●	Targeted Advertisements and Vouchers in Augmented Environment System. Our AR system outlines an approach to delivering tailored advertisements and vouchers within AR environments. It begins with the processor scanning objects to gather pertinent data, followed by retrieving historical user data stored in a database. Subsequently, the processor employs advanced analytics to correlate the object data with the user’s historical preferences, thereby discerning their specific interests in advertisements and vouchers. Finally, the processor presents personalized promotional content on the user’s mobile device. This method is designed to offer a seamless and immersive advertising experience, leveraging insights derived from both user interaction with AR objects and past behavioral patterns. By delivering relevant promotional materials in real-time, the approach aims to enhance user engagement and satisfaction while optimizing the effectiveness of advertising campaigns within AR environments. We have filed a patent application, “System and Method for Providing Targeted Advertisements and Vouchers in Augmented Reality (AR) Environment,” for this system in Malaysia, which application is pending approval as of the date of this annual report.

Since October 2023, we have embarked on a series of acquisitions of software modules for system enhancement, creating an immersive cash rebates and digital advertising ecosystem powered by advanced virtual reality and augmented reality technologies. From October 2023 to the date of this annual report, we have conducted 18 acquisitions in total. We closed one acquisition in October 2023, two acquisitions in the first quarter of 2024, three acquisitions in the second quarter of 2024, seven acquisitions in the third quarter of 2024, and five acquisitions in the fourth quarter of 2024. See “Item 4. Information on the Company—A. History and Development of the Company.”

Software Licensing

To further monetize our existing technologies, during the fiscal years ended September 30, 2023 and 2024, we started and operated our software licensing business. On March 24, 2023, we entered into a software licensing agreement with Brandavision, pursuant to which we agreed to (1) license the right of using our Data Management System to Brandavision, (2) grant Brandavision the access to our database, (3) help train the staff of Brandavision, and (4) provide continuous technical support. The contract period is three years, commencing March 24, 2023 and ending March 23, 2026. The total contract sum during the contract period is RM12,400,000 (equivalent to US$2.8 million). Following the successful execution of the Brandavision software licensing agreement, we engaged in similar agreements with three additional clients, achieving various milestones throughout. In May 2023, we entered into a second software licensing agreement with another Malaysian companies. In July 2023, we entered into a third software licensing agreement with a Philippines-based company. In August 2023, we entered into a fourth software licensing agreement with a Hong Kong-based company. In the fiscal years ended September 30, 2024 and 2023, a substantial part of our revenue was derived from providing software licensing to the four clients. These endeavors culminated in a cumulative revenue of $2,435,148 and $5,715,333 from the software licensing business for the fiscal years ended September 30, 2024 and 2023, respectively, constituting a significant portion of our revenue.

Pursuant to the software licensing agreements, we granted the clients access to our Data Management System or AI Rebates Calculation Engine System. The Data Management System is a software-based solution that facilitates the organization, storage, retrieval, and manipulation of data within an organization or across various systems. The AI Rebates Calculation Engine System utilizes artificial intelligence algorithms to analyze various factors, such as customer purchase history, product data, and market trends, to generate personalized cash rebate offers for users. It automates the process of rebate calculation, optimizing incentives based on individual user behavior and preferences. Further, in response to the diverse and specific needs of each customer, we also incorporate additional modules to expand the functionality of the software systems based on existing technologies.

Our software licensing business comprises of two parts. Firstly, we generate revenue by license the right to use our software to clients in return for license fees. In addition to the license fees, we also provide related technical support, system maintenance services, and system upgrade services, and we received monthly fees for these services.

In March 2024, the software licensing agreements with the two Malaysian companies were assigned to two companies based in Hong Kong and the monthly technical support and system maintenance services under these two agreements were subsequently terminated by us on September 30, 2024, due to non-payment of service fees. The monthly technical support and system maintenance services under the licensing agreement with the other Hong Kong company was similarly terminated by us on September 30, 2024, due to non-payment of service fees. However, software maintenance for these three companies is now provided on an ad-hoc basis with fees charged based on the specific maintenance needs. The monthly technical support and maintenance services were terminated under the three software licensing agreements without impacting the licensing services.

One Eighty Ltd and its Subsidiaries

On June 26, 2023, we acquired 51% ownership of One Eighty Ltd and its subsidiaries. This acquisition enabled us to further expand our business of online and offline advertisement, including advertisement consultation, design, production, agency services, as well as marketing and promotional campaign services.

We provide brand-building-related consulting services with fixed-priced terms, and our services include market research, advertisement idea conceptualization, brand positioning proposals, and final proposals and solutions. We entered into brand-building-related consulting services agreements with 19 customers in fiscal year 2023 and with 11 customers in fiscal 2024, and each of these projects typically takes a few months to one-year to complete.

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

As of the date of this annual report, we have registered:

●	27, 17, and 5 trademarks in Malaysia, the Philippines, and Indonesia, respectively; and

●	36 domain names in Malaysia.

As of the date of this annual report, we have 90 pending trademark applications and 19 pending patent applications in Malaysia, the Philippines, and Indonesia. These pending trademark applications include applications that were under provisional refusal and opposition on the grounds of similarity in Malaysia and the Indonesia (i.e., the trademark applications for “STARBOX,” “METAAPP,” “STARBOX META,” “STARBOX METAVERSE,” and “StarBoxGPT.” All current 90 pending trademark applications, including the applications that were under provisional refusal and opposition (which have been resubmitted for appeal) and the 19 patent applications, are all currently under examination. For details of the technologies related to the patent applications and how our businesses depend on them, see “—Technology” above. Our business does not depend on those patent applications. None of our patent applications have resulted in the granting of a patent and we cannot assure you that we will file for or obtain any patents. In addition, we cannot assure you that:

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

Employees

We had 81, 104, and 21 full-time employees as of September 30, 2024, 2023, and 2022, respectively. The following table sets forth the number of our full-time employees as of September 30, 2024:

Function	Number
Management	7
Customer Services and Operations	40
Sales and Marketing	23
General and Administration	11
Total	81

We enter into employment contracts, which contain a confidentiality clause, with our full-time employees.

Most of our employees undertook multiple tasks in a cost-effective manner during the fiscal years ended September 30, 2024, 2023, and 2022.

In addition to our full-time employees, we employed three, five, and five contract workers as of September 30, 2024, 2023, and 2022, respectively. These contract workers are primarily responsible for providing information and technology support.

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

Insurance

Other than procured medical, term life, personal accident, and vehicle insurance in two of our operating subsidiaries, we do not maintain directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, business interruption insurance, or general third-party liability insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.”

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

Regulations Relating to Communications and Multimedia

In Malaysia, the communications and multimedia industry and its regulatory licensing framework are regulated by the Malaysian Communications and Multimedia Commission (“MCMC”), a regulatory body tasked with overseeing regulatory framework pertaining to the communications and multimedia industry, such as the Communications and Multimedia Act 1998 (the “CMA 1998”), the Malaysian Communications and Multimedia Content Code (the “Content Code”), and other corresponding regulations, guidelines, directions, declarations, and standards.

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

On December 2, 2024, the Communications and Multimedia (Amendment) Bill 2024 (“CMA Amendment Bill”) was tabled in Parliament for its first reading by the Minister of Communications, Fahmi Fadzil. The CMA Amendment Bill proposes amendments to the CMA 1998, primarily aimed at protecting against harmful online behavior, addressing network security risks, and expanding the enforcement powers of the MCMC. Some of the key amendments proposed in the CMA Amendment Bill include: (i) granting the MCMC with the power to address network security risks by instructing any persons to take specific measures or comply with specific requirements to prevent, detect, or counter a network security risk; (ii) amending existing provisions in CMA 1998 to address prohibited content, including the transmission of prohibited content with intent to commit offences involving “fraud or dishonesty against any person,” which actions are now classified as offences, and carry a higher penalty of a fine of up to MYR500,000 and/or imprisonment for up to two years, with additional fines of MYR5,000 per day for continued offences after conviction; and where the offence is committed against a minor, the offender can be subject to imprisonment for up to five years; (iii) granting the MCMC with the power to, by written direction, require content application service providers to suspend their services for a specified period if they are in violation of content requirements, breach their license conditions in relation to content, or fail to comply with any instruments issued by the MCMC or the Minister of Communications; (iv) increasing penalties of various offences; and (v) providing the MCMC with the ability to conduct audits on any licensee or provider of services relating to communications systems on any matters under the CMA 1998, its subsidiary legislation, any instruments issued under the CMA 1998, or any information furnished to the MCMC. The MCMC will also have the authority to require any licensee to appoint its own independent expert to carry out an audit, with the licensee bearing the costs of the appointment. The CMA Amendment Bill reflects the Malaysian government’s ongoing commitment and effort to combat cybercrime, ensure online safety and address network security risks.

Nevertheless, StarboxSB and Starbox GB shall comply with all the other applicable provisions under the CMA 1998 (including the amendments under the CMA Amendment Bill) and relevant guidelines, such as technical requirements and content prohibitions. While compliance with the Content Code is not compulsory, the adoption of the practices and standards provided are encouraged as it provides a valid legal defense against any legal proceedings that may arise from an alleged violation of the Content Code and maintains a good market practice.

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

As our business includes digital advertising and marketing, we are required to comply with the Content Code. Amongst the principles provided under the Content Code, it is worth noting that the responsibility for content provided online primarily rests with the creator of the content and users are responsible for their choice and utilization of online content. The Content Code also provides guidelines and procedures in determining whether the content is prohibited under the CMA 1998. Under the general principles that shall apply to all the content displayed or communicated online and subject to the CMA 1998 (including the amendments under the CMA Amendment Bill), content shall not be indecent, obscene, false, menacing, or grossly offensive in character with the intent to annoy, abuse, threaten, or harass any person. In addition, the Content Code generally prohibits content that may potentially offend the religious, political, sentimental, or racial susceptibilities of certain communities in Malaysia. Nevertheless, any guidelines that apply to the provisions of online content shall not unduly restrict the growth of the industry but serve to enhance a dynamic environment to encourage and stimulate the development of the Malaysian communications and multimedia industry.

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

Our Malaysian subsidiary, StarboxSB, operates our SEEBATS website and mobile app, on which viewers could watch movies and television series through OTT streaming, which may fall under the scope of film distribution under the FINAS Act. As such, StarboxSB obtained the Film Distribution License (License No. DF 04/09445) on April 11, 2022 and subsequently obtained a new Film Distribution License on May 29, 2023 (License No. DF 04/09557), which allowed it to engage in the distribution of films. The current Film Distribution License (License No. DF 04/09670) was obtained on September 6, 2024 and is valid until September 5, 2025. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the relevant Malaysian regulatory agency were to determine that a Film Distribution License was required for the operations of our SEEBATS website and mobile app prior to April 11, 2022, during the period between April 10, 2023 and May 29, 2023, and during the period between May 29, 2024 and September 5, 2024, our business, financial condition, and results of operations could be adversely affected.”

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

Regulations Relating to Personal Data Protection

Our business and operations in Malaysia are subject to laws and regulations regarding data privacy and data protection pursuant to the PDPA 2010 (and the amendments under the PDPA Amendment Act). In particular, PDPA 2010 applies to any person who processes or has control over, or authorizes the processing of, any personal data in respect of commercial transactions save and except for any personal data processed outside of Malaysia and not intended to be further processed in Malaysia.

The PDPA Amendment Act was officially gazetted in October 2024. The PDPA Amendment Act seeks to amend the existing PDPA 2010 and introduces significant amendments to the PDPA 2010 for the first time since the PDPA 2010 came into force in 2013. The PDPA Amendment Act will be implemented in stages, with different sections coming into effect on January 1, April 1, and June 1, 2025. Among the key amendments are: (i) the term “data users” has been replaced with “data controllers,” referring to entities that process personal data or have control over or authorize the processing of such data; (ii) data processors are now obliged to take steps to protect personal data from loss, misuse, unauthorized access and other risks; (iii) the security principle has been extended to data processors, imposing direct penalties for breaches of personal data protection principles, which penalties include fines of up to MYR1,000,000 and/or imprisonment for up to three years; (iv) the whitelist regime for cross-border data transfers has been removed, and personal data may now be transferred from Malaysia to countries with substantially similar laws or equivalent levels of protection; (v) a data protection officer (DPO) must be appointed by data controllers and data processors to ensure the organization’s adherence to the PDPA 2010; and (vi) data controllers must promptly notify the Personal Data Protection Commissioner of any data breach, or face a fine of up to MYR250,000 and/or up to two years in prison.

On personal data processing, the PDPA 2010 (and the amendments under the PDPA Amendment Act) provides key principles that must be adhered to by data controllers (the term “data users” has been replaced with “data controllers” under the PDPA Amendment Act), which are defined as a person who either alone or jointly, or in common with other persons, processes any personal data or has control over, or authorizes the processing of, any personal data but does not include a processor. For example, to process or disclose personal data relating to any individuals would require (i) consent from such individuals, which may be obtained in any form that can be recorded and maintained properly by the data controller; and (ii) written notice in the national language of Malaysia (Malay) and/or English to such individuals notifying, among others, (a) the processing of personal data and a description of the data, (b) the purposes for which the personal data is being collected; (c) individual’s right to request access and correction of the personal data, and (d) class of third parties to whom the personal data may be disclosed.

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

In addition, a data controller who belongs to any of the classes of data users prescribed under the Order 2013 (prior to the amendments under the PDPA Amendment Act) shall be registered under the PDPA 2010 in order to process personal data. These users include, among others, a licensee under the CMA 1998 and a licensee under the Direct Sales and Anti-Pyramid Scheme Act 1993 (the “DSAPSA 1993”) who undertakes direct sales business. As our Malaysian subsidiaries, StarboxSB and StarboxGB, are exempted from the licensing requirement under the CMA 1998 pursuant to the Exemption Order 2000, they are not required to be registered as a data controller under the PDPA 2010. However, StarboxGB is a licensee under the DSAPSA 1993 for direct selling activity and, hence, it is required, and has registered, to be a data controller in compliance with the PDPA 2010. Notwithstanding that our other Malaysian subsidiaries are not required to be registered as data controller under the PDPA 2010, all such other Malaysian subsidiaries are in compliance with the PDPA 2010 as of the date of this annual report.

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

According to the Minimum Wages Order 2024, the minimum wage for all employment sectors in Malaysia has increased from MYR1,500 to MYR1,700 with effect from February 1, 2025. Employers with fewer than five employees will be granted a six-month deferment period, making the new wage effective August 1, 2025. In accordance with the definition provided in the National Wages Consultative Act 2011, individuals under apprenticeship will not be entitled to the minimum wage. Additionally, during the Budget 2025, it was announced that EPF contributions will be made mandatory for all foreign workers to promote wage equality in the country. The term “foreign workers” will also include expatriates, as defined under the EA 1955.

The widening scope of the EA 1955 indicates that all employers should ensure that the terms of their existing contract of employment comply with the minimum standards prescribed under the EA 1955 as well as all other applicable statutory requirements, including the minimum retirement age and statutory contributions such as Social Security and Employees’ Provident Fund.

Other laws and regulations in relation to employment matters include the Industrial Relations Act 1967, Immigration Act 1959/63, Employment (Restriction) Act 1968, Employees Provident Fund Act 1991, Employees’ Social Security Act 1969, Employee Social Security General Rules 1971, Employment Insurance System Act 2017, Minimum Retirement Age Act 2012, and any amendments thereto. As of the date of this annual report, our Malaysian subsidiaries are in compliance with all applicable labor regulations.

Regulations Relating to Business Operation

Prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premises from the relevant local authority under the Local Government Act 1976, which confers power to the local authority to create by-laws providing that no person shall use any premises within the jurisdiction of the respective municipal council without a license issued by the respective municipal council, and any person who fails to exhibit his license at all times in some prominent place on the licensed premises or fails to produce such license when required shall be liable to a fine not exceeding MYR500 and/or to imprisonment for a term not exceeding six months. All of our Malaysian subsidiaries have obtained the business premises license from the local authority (i.e., Kuala Lumpur City Hall (DBKL)) and are in compliance with the Local Government Act 1976. The validity periods of the business premises licenses obtained by our Malaysian subsidiaries are as follows: (i) in respect of the business premises license of Starbox Berhad, from May 19, 2024 to May 18, 2025; (ii) in respect of the business premises license of StarboxSB, from March 7, 2024 to March 6, 2025; (iii) in respect of the business premises license of StarboxGB, from March 7, 2024 to March 6, 2025; and (iv) in respect of the business premises license of StarboxPB, from June 3, 2024 to June 2, 2025.

Regulations Relating to Cybersecurity

The Cyber Security Act 2024 (the “CSA 2024”) came into force on August 26, 2024 to strengthen Malaysia’s legal framework by focusing on the designation of the National Critical Information Infrastructure (“NCII”) sectors, regulating cybersecurity service providers, and establishing comprehensive procedures for managing cybersecurity incidents. The CSA 2024 emphasizes proactive measures to safeguard critical sectors against cyber threats and mandates compliance from organizations to prevent malicious activities, report cybersecurity incidents, and engage only licensed cybersecurity service providers. The CSA 2024 introduces the concept of NCII, defined as “a computer or computer system which, if disrupted or destroyed, would have a detrimental impact on the delivery of any service essential to the security, defense, foreign relations, economy, public health, public safety, or public order of Malaysia, or on the ability of the Federal Government or any of the State Governments to carry out their functions effectively.” The NCII sectors are as follows: (a) the government: (b) banking and finance; (c) transportation, defense, and national security; (d) information, communication, and digital; (e) healthcare services; (f) water, sewerage, and waste management; (g) energy; (h) agriculture and plantation; (i) trade, industry, and economy; and (j) science, technology, and innovation (collectively, the “NCII Sectors”). Section 15(1) of the CSA 2024 stipulates that a sector lead for each of the NCII Sectors (“NCII Sector Lead”) will be appointed and tasked with the responsibility of designating any government entity or person as an entity that owns or operates NCII within its appointed sector (“NCII Entity”), and ensuring that NCII Entities within their respective sectors comply with specific cybersecurity measures. Once designated, the NCII Entities will be subject to the obligations and requirements set forth under the CSA 2024.

Under the CSA 2024, the NCII Entities are required to conduct regular risk assessments, audits, report any cybersecurity incidents, and adhere to the code of practice established by the relevant NCII sector leads. NCII Entities that fail to comply with relevant regulatory requirements and security measures will face penalties, which can include fines ranging from MYR100,000 to MYR500,000 and/or imprisonment for two to 10 years, depending on the nature and severity of the offence. The CSA 2024 also mandates licensing requirements for cybersecurity providers. These providers, regulated under the CSA 2024, offer the necessary services to help businesses manage their cybersecurity risks and fulfill their obligations under the law.

Further legislation, such as the Computer Crimes Act 1997 (the “CCA 1997”), addresses the criminalization of computers misuse and counters cybercrimes, including (i) gaining of unauthorized access to computers or networks with or without the intent to commit other offenses, (ii) spreading of malicious codes such as computer viruses, (iii) unauthorized modification of any program or data on a computer, and (iv) wrongful communication of any means of access to a computer to an unauthorized person. Once convicted, a person who committed such cybercrimes is subject to, depending on the type of the offense committed, a fine ranging from MYR25,000 to MYR150,000 and/or imprisonment of three to 10 years. Where computer or internet-related crime activities are involved, but which do not specifically fall within the ambit of the CCA 1997 (for example, online fraud, cheating, criminal defamation, intimidation, gambling, and pornography), such offenses may be charged under the Penal Code, which is the main statute governing a wide range of criminal offenses and procedures in Malaysia.

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

In order to protect our trademarks in Malaysia, Starbox Berhad has secured registration in respect of the “STARBOX” trademark under several classes, including Class 9, Class 35, and Class 36 of goods and services in Malaysia, where the trademark protection will expire on September 21, 2030. In addition, our other Malaysian subsidiaries, such as StarboxGB, StarboxSB, and StarboxPB, have applications pending registration for the respective trademarks of “GETBATS,” “SEEBATS,” “METAAPP,” “STARBOX META,” “STARBOX METAVERSE,” “STARBOXAI,” “STARBOXGPT,” “STARBOXCHAT,” and “PAYBATS” under the relevant Classes in Malaysia, where the registration applications of the three trademarks were submitted to MyIPO on December 26, 2019. The appeals are currently under examination. See “—Intellectual Property.”

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

To safeguard our rights of invention, StarboxGB and 180 Degrees have filed the following patent applications and its rights to such inventions in Malaysia, the Philippines, and Indonesia, all of which are pending approval as of the date of this annual report:

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2024 and 2023

The following table summarizes our results of operations for the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the fiscal years ended September 30,
	2024		2023		Increase (Decrease)
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Operating revenue
Advertising services	$1,941,510	31.45%	$5,307,280	45.20%	$(3,365,770)	(63.42)%
Cash rebate and payment solution services and media booking	245,684	3.98%	84,592	0.72%	161,092	190.43%
Software licensing	2,435,148	39.44%	5,715,333	48.68%	(3,280,185)	(57.39)%
Production services	854,328	13.84%	362,040	3.08%	492,288	135.98%
Marketing and promotional campaign service	697,566	11.30%	271,607	2.31%	425,959	156.83%
Total operating revenue	6,174,236	100.00%	11,740,852	100.00%	(5,566,616)	(47.41)%

Operating costs
Cost, selling, general and administrative expenses	96,884,446	1,569.17%	7,142,863	60.84%	89,741,583	1,256.38%
Total operating costs	96,884,446	1,569.17%	7,142,863	60.84%	89,741,583	1,256.38%

(Loss) Income from operations	(90,710,210)	(1,469.17)%	4,597,989	39.16%	(95,308,199)	(2,072.82)%

Other expenses
Other expenses, net	23,012,605	372.72%	4,174	0.04%	23,008,431	551,232.18%
Total other expenses, net	23,012,605	372.72%	4,174	0.04%	23,008,431	551,232.18%

(Loss) Income before income tax	(113,722,815)	(1,841.89)%	4,593,815	39.13%	(118,316,630)	(2,575.56)%

Income tax expenses (benefit)	(544,818)	(8.82)%	2,134,082	18.18%	(2,678,900)	(125.53)%

(Loss) Income before noncontrolling interest	(113,177,997)	(1,833.07)%	2,459,733	20.95%	(115,637,730)	(4,701.23)%
(Loss) Income attributable to noncontrolling interest	(11,871,038)	(192.27)%	311,497	2.65%	(12,182,535)	(3,910.96)%
Net (loss) income to the Company	$(101,306,959)	(1,640.80)%	$2,148,236	18.30%	$(103,455,195)	(4,815.82)%

Revenue

Our total revenue decreased by $5,566,616, or 47.41%, to $6,174,236 for the fiscal year ended September 30, 2024 from $11,740,852 for the fiscal year ended September 30, 2023. The decrease in total revenue was primarily due to decreases in the revenue from software licensing and revenue from advertising services, which were partly offset by increased revenue from production income, marketing and promotional campaign service and cash rebate and payment solution services and media booking.

Our different revenue sources for the fiscal years ended September 30, 2024 and 2023 were as follows:

	For the fiscal years ended September 30,
	2024		2023		Change
	Amount	%	Amount	%	Amount	%
Revenue by service types:
Revenue from advertising services	$1,941,510	31.45%	$5,307,280	45.20%	$(3,365,770)	(63.42)%
Revenue from software licensing	2,435,148	39.44%	5,715,333	48.68%	(3,280,185)	(57.39)%
Revenue from cash rebate, payment solution services, and media booking	245,684	3.98%	84,592	0.72%	161,092	190.43%

Revenue from production services	854,328	13.84%	362,040	3.08%	492,288	135.98%
Revenue from promotional campaign services	697,566	11.30%	271,607	2.31%	425,959	156.83%
Total operating revenue	$6,174,236	100.00%	$11,740,852	100.00%	$(5,566,616)	(47.41)%

Revenue from Advertising Services

Our revenue from advertising services decreased significantly by $3,365,770, or approximately 63.42%, from $5,307,280 for the fiscal year ended September 30, 2023 to $1,941,510 for the fiscal year ended September 30, 2024. The decrease was due to decreases in the number of advertisers from 31 to 2 for our digital advertising services for the fiscal year ended September 30, 2024, due to shifts in advertising market behavior after the pandemic. We had $1,418,836 advertising design and consultation revenue from our subsidiary, One Eighty Ltd, and its subsidiaries during the fiscal year ended September 30, 2024.

The following table presents the breakdown of our revenue from advertising services for the fiscal years ended September 30, 2024 and 2023:

	For the fiscal years ended September 30,
	2024	2023
Advertisement design and consultation services	$1,418,836	$2,738,100
Advertisement display services, net of discount of $36,185 and $186,565, respectively	522,674	2,569,180
Total revenue from digital advertising services, net	$1,941,510	$5,307,280

Revenue from software licensing

On March 24, 2023, our wholly owned subsidiary, StarboxGB, entered into a software licensing agreement with Brandavision. We agreed to customize a comprehensive data management system for Brandavision, grant it the access to our vast database, help train the staff of Brandavision with respect to its use, and provide continuous technical support. The contract period is three years, commencing March 24, 2023, and ending March 23, 2026. The total contract sum during the contract period is RM12,400,000 (equivalent to US$2.8 million). Following the successful execution of the Brandavision agreement, StarboxGB engaged in similar agreements with additional clients, achieving various milestones throughout. These endeavors culminated in cumulative revenue of $2,435,148 and $5,715,333 from the software licensing business for the fiscal years ended September 30, 2024 and 2023. The decrease in revenue from software licensing in the fiscal year ended September 30, 2024 was due to the absence of new software licensing agreements, with the current income being recognized from agreements signed in the previous fiscal year.

Revenue from Cash Rebates Offered by Retail Merchants, Payment Solution Services, and Media Booking

Our revenue from cash rebate service, payment solution services, and media booking increased by approximately 190.43% from $84,592 ($11,334 cash rebate revenue, $7,566 payment solution revenue, and $65,692 from media booking revenue) for the fiscal year ended September 30, 2023 to $245,684 ($5,499 cash rebate revenue, $2,789 payment solution revenue, and $237,396 from media booking revenue) for the fiscal year ended September 30, 2024. The cash rebate service revenue decreased primarily due to fewer merchants utilizing the cash rebate program as an incentive for customer purchases for the fiscal year ended September 30, 2024 as compared to the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2024, 20 Merchants offered total cash rebates of $5,296 to attract 876 Members to purchase products and services from these Merchants, with a total sales transaction amount of $629,431. Total cash rebates of $2,524 paid to Members was approximately 48% of total rebates offered by Merchants; the average cash rebate commission rate earned by the Company was approximately 52%. For the fiscal year ended September 30, 2023, 42 Merchants offered total cash rebates of $26,443 to attract 2,453 Members to purchase products and services from these Merchants, with sales transaction amount of $2,797,388. Total cash rebate of $24,298 to members was approximately 90% of total rebates offered by Merchants; the average cash rebate commission rate earned by the Company was approximately 10%. The Company is entitled to receive and retain cash rebates of approximately between 10% to 52%. While fewer merchants and lower total rebates contributed to a decline in cash rebate service revenue, the Company earned a higher commission rate on the rebates that were offered.

We provided payment solution services to Merchants between May 2021 and March 2024. During the fiscal year ended September 30, 2024, we referred 39 merchants (including two new Merchants and 37 existing Merchants) to VE Services for payment processing and earned commission fees of $2,789. Since VE Services is an entity controlled by one of our beneficial shareholders, our revenue of $2,789 from payment solution services in the fiscal year ended September 30, 2024 was reported as revenue from a related party. During the fiscal year ended September 30, 2023, we referred 37 merchants (including 7 new merchants and 30 existing merchants) to VE Services for payment processing and earned commission fees of $7,566. Since VE Services is an entity controlled by one of our beneficial shareholders, our revenue of $7,566 from payment solution services in the fiscal year ended September 30, 2023 was reported as revenue from a related party.

Revenue from Production Services and Promotional Campaign Services

Our revenue from advertisement production services was $854,328, and revenue from promotional campaign services was $697,566 for the fiscal year ended September 30, 2024, which was from the One Eighty Ltd and its subsidiaries. Our revenue from advertisement production services was $362,040, and revenue from promotional campaign services was $271,607 for the fiscal year ended September 30, 2023, which was from the One Eighty Ltd and its subsidiaries.

Costs and operating expenses

The following table sets forth the breakdown of our operating costs for the fiscal years ended September 30, 2024 and 2023:

	For the fiscal years ended September 30,
	2024		2023
	Amount	%	Amount	%	Amount	%
Cost of revenue	$2,098,262	33.98%	$834,614	7.11%	$1,263,648	151.41%
Salary and employee benefit expenses	1,378,115	1.45%	1,189,308	18.85%	188,807	15.88%
Professional and consulting service fees	1,757,560	1.85%	1,847,389	29.29%	(89,829)	(4.86)%
Marketing and promotional expenses	238,675	0.25%	254,306	4.03%	(15,631)	(6.15)%
Content license costs	5,088	0.01%	55,067	0.87%	(49,979)	(90.76)%
Factoring / Rebate fee	211,200	0.22%	-	-%	211,200	100.00%
Depreciation and amortization	4,297,801	4.53%	1,789,171	28.36%	2,508,630	140.21%
Utility and office expenses	211,726	0.22%	170,954	2.71%	40,772	23.85%
Business travel and entertainment expenses	190,203	0.20%	188,735	2.99%	1,468	0.78%
Research and development	85,670,072	90.30%	294,641	4.67%	85,375,431	28,976.09%
Others	825,744	0.87%	518,678	8.22%	307,066	59.20%
Total operating costs	$94,786,184	100.00%	$6,308,249	100.0%	$88,477,935	1,402.58%

Our cost of revenue mainly consisted of labor costs and production costs for our advertisement consultation, design, and production services from our subsidiary, One Eighty Ltd, and its subsidiaries.

Our operating expenses accounted for approximately 1,535.19% and 53.73% of our total revenue for the fiscal years ended September 30, 2024 and 2023, respectively. Our operating expenses increased significantly by $88,477,935, or approximately 1,402.58%, from $6,308,249 for the fiscal year ended September 30, 2023 to $94,786,184 in the fiscal year ended September 30, 2024. The increase was primarily due to the following reasons:

(1)	For the fiscal year ended September 30, 2024, the research and development (“R&D”) expenses were $85,670,072, an increase of $85,375,431 compared with $294,641 for the fiscal year ended September 30, 2023. The increase in R&D expenses was attributable to the acquisition of four new subsidiaries that own a series of advanced multi-level marketing software, an Artificial Intelligent Generated Content (“AIGC”) system, an Advanced Intelligent system, and an Advanced Augmented Reality Technology Smart Rebate Treasure Hunt and purchase of other intangible assets.

(2)	For the fiscal year ended September 30, 2024, the salary expenses were $1,378,115, an increase of $188,807 compared with $1,189,308 in the fiscal year ended September 30, 2023, primarily due to salary expenses from 180 Degrees Brandcom Sdn Bhd (“180 Degrees”) and Media Elements Sdn Bhd (“Media Elements”) for the full year of 2024, compared to only a three-months impact to the salary expense from the acquisition date to September 30, 2023.

(3)	Factoring (rebate) fee increased by $211,200, from nil in the fiscal year ended September 30, 2023 to $211,200 in the fiscal year ended September 30, 2024. On March 26, 2024, the Company entered into a debt transfer agreement with a third party, Prime King Investment Limited (“Prime King”). Under this agreement, Prime King will assume all rights, duties, and obligations related to the total debt of $1.4 million (MYR6.7 million) that certain customers owed to the Company, and Prime King will be responsible for paying the Company the outstanding balance after deducting a fixed service fee of 3%.

(4)	Our depreciation and amortization expenses increased significantly by $2,508,630, from $1,789,171 in the fiscal year ended September 30, 2023 to $4,297,801 in the fiscal year ended September 30, 2024, mainly due to increased amortization of intangible assets, including $1.4 million for trademarks, $9.2 million for technology, and $12.9 million for customer relationship arising from the acquisition of One Eighty Ltd in June 2023.

Other expenses, net

For the fiscal year ended September 30, 2024, other expenses mainly consisted of goodwill impairment loss of $22,204,224, resulting from the Company’s reassessment of the fair value of One Eighty Ltd and its subsidiaries, interest expenses of $53,106, and other expenses (mainly consisted of foreign currency exchange loss) of $755,275. For the fiscal year ended September 30, 2023, other expenses mainly consisted of interest income of $750 and other expenses of $4,924.

Provision for Income Taxes

Our provision for income tax benefit was $544,818 and income tax expenses was $2,134,082 in the fiscal years ended September 30, 2024 and 2023, respectively. Our subsidiaries Starbox Berhad, StarboxGB, StarboxSB, StarboxPB, 180 Degrees, and Media Elements are governed by the income tax laws of Malaysia. The decrease in provision for income tax expenses in the fiscal year ended September 30, 2024 compared to same period of 2023 is primarily due to increased taxable loss. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 15% for the first MYR150,000 (approximately $37,500) taxable income, 17% for taxable income between MYR150,000 (approximately $37,500) to MYR600,000 (approximately $150,000), with the remaining balance of taxable income being taxed at the 24% rate. For the fiscal years ended September 30, 2024 and 2023, the tax rate for each of the Company’s Malaysia subsidiaries was 24%, as a result the consolidated paid-in capital of the Company exceeded MYR2,500,000.

On June 13, 2023, StarboxGB submitted an application to be recognized as a Malaysia Digital Status company. This application received approval from the Malaysia Digital Economy Corporation Sdn Bhd (MDEC) on February 28, 2024. The approved business activities include (a) artificial intelligence in (i) Starbox AI data analysis & management tools and related services; (ii) Starbox AI calculation engine and related services; (iii) Starbox AI content solution and related services; and (b) creative media technology in Starbox VR solutions and related services. The approval is subject to certain terms and conditions, and StarboxGB is entitled to a 100% tax exemption for the approved business activities mentioned herein for a period of five years.

Our subsidiaries Starbox Global, Starbox International, Irace Technology, and Benefit Pointer are governed by the income tax laws of the British Virgin Islands, wherein the Company is not subject to tax on its income or capital gains. In addition. Our former subsidiaries, ProSeeds, Trade Router, and Carnegie Hill, were governed by the income tax laws of Seychelles. The standard corporate tax for companies in Seychelles is levied on companies at the following progressive rates: taxable income up to SCR1 million is subject to a tax rate of 15% (reduced from 25%, effective January 1, 2022); and taxable income above SCR1 million is subject to a tax rate of 25% (reduced from 30%, effective January 1, 2022). Our former subsidiary, Rainbow Worldwide, was governed by the income tax laws of Samoa. Samoa has taxes for local business and residents at a rate of 27%, however, all Samoan international offshore companies are free from all local taxation, which includes, but is not limited to taxes on profits, capital gains, transactions, and contracts.

Net Income (loss)

As a result of the foregoing, we reported a net loss of $101,306,959 for the fiscal year ended September 30, 2024, representing an increase in net loss by $103,455,195 from net income of $2,148,236 for the fiscal year ended September 30, 2023. The increase in the net loss was mainly due to increased operating costs including R&D expenses, increased impairment loss of goodwill, and decreased operating revenue as mentioned above.

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

We provided payment solution services to merchants between May 2021 and March 2024. During the fiscal year ended September 30, 2023, we referred 37 merchants (including 7 new merchants and 30 existing merchants) to VE Services for payment processing and earned commission fees of $7,566. Since VE Services is an entity controlled by one of our beneficial shareholders, our revenue of $7,566 from payment solution services in the fiscal year ended September 30, 2023 was reported as revenue from a related party.

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

Provision for Income Taxes

Our provision for income taxes was $2,134,082 and $1,407,449 in the fiscal years ended September 30, 2023 and 2022, respectively. Our subsidiaries Starbox Berhad, StarboxGB, StarboxSB, StarboxPB, 180 Degrees, and Media Elements are governed by the income tax laws of Malaysia. The increase in provision for income tax in the current fiscal year compared to 2022 primarily due to provision for deferred tax amounted to $936,098 (MYR4,237,057) resulted from the capitalization of $18.13 million (MYR80 million) for the AI calculation engine. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 15% for the first MYR150,000 taxable income, 17% for taxable income between MYR150,001 and MYR600,000 (or approximately $150,000) and the remaining balance is taxed at the 24% rate. These rates apply for the years of assessment 2023 and 2024.

Our subsidiaries Starbox Global, Starbox International, Irace Technology, and Benefit Pointer are governed by the income tax laws of British Virgin Islands law. Our former subsidiary ProSeeds was governed by the income tax laws of Seychelles.

Net Income

As a result of the foregoing, we reported net income of $2,148,236 for the fiscal year ended September 30, 2023, representing a decrease of $1,454,129 from a net income of $3,602,365 for the fiscal year ended September 30, 2022.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended September 30, 2024 Compared to the Fiscal Year Ended September 30, 2023

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of September 30, 2024. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of our subsidiaries in Malaysia. Our Malaysian subsidiaries’ ability to transfer funds to us in the form of loans or advances or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Malaysia. Our subsidiaries in Malaysia are free to remit divestment proceeds, profits, dividends, or any income arising from our investment in Malaysia, as long as the payment is made in foreign currency, instead of Malaysian Ringgit, and in accordance with the Foreign Exchange Notices issued by the Bank Negara Malaysia (the Central Bank of Malaysia). As of September 30, 2024 and 2023, none of the net assets of our consolidated subsidiaries in Malaysia were restricted net assets.

As of September 30, 2024, we had $495,939 in cash and cash on hand as compared to $2,524,957 as of September 30, 2023. We also had $536,889 and $9,405,155 in accounts receivable as of September 30, 2024 and 2023, respectively. Our accounts receivable included balances due from advertisers for advertising services rendered, and due from software licensing, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Approximately 79% of the accounts receivable balance as of September 30, 2024 has been collected as of the date of this report. The following table summarizes our outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of September 30, 2024	Subsequent collection	% of subsequent collection
Less than 6 months	$327,057	$320,811	98%
From 7 to 9 months	398	-	-%
From 10 to 12 months	301,806	181,549	60%
Over 1 year	30,616	16,434	54%
Total gross accounts receivable	659,877	518,794	79%
Allowance for doubtful accounts	(122,988)	-	-
Accounts receivable, net	$536,889	$518,794	97

As of September 30, 2024, we had prepaid expenses of approximately $10.3 million, which primarily consisted of prepayments to third-party vendors to help us (i) design, develop, and optimize the AR travel guide app with the key commercial objective to provide personalized instant rebates, voucher distribution, and ad placements for merchants, (ii) to conduct software application design, development, conceptualization, and visualization for our Virtual Reality Rebate Mall project, and upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model, and to support our future business expansion, (iii) to design and develop the Artificial Intelligence Chatbot System and maintenance, (iv) to design and develop a conversation AI Chatbot Integration mobile app and website, (v) create a comprehensive software suite featuring AI-driven advertising, analytics, management tools, market insights analysis, and AR target management, and (iv) develop a AIGC videos to images (AI powered) system. There was no allowance for doubtful accounts recorded for such prepayments, as we consider all of the prepayments fully realizable.

The total balance due from related parties was $71,219 as of September 30, 2024, representing the balance arising from ordinary trade transactions with a related party company and a related party individual. The total balance due to related parties was $301,644 as of September 30, 2024, representing certain expenses paid by related party individuals, such advance was non-interest bearing and due on demand, as well as balance arising from ordinary trade transactions with related party companies.

As of September 30, 2024, our working capital balance amounted to approximately $10.2 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments.

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

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended September 30,
	2024	2023
Net cash used in operating activities	$(2,473,399)	$(11,528,168)
Net cash used in investing activities	(444,691)	(16,761,218)
Net cash provided by financing activities	78,271	12,063,025
Effect of exchange rate change on cash and restricted cash	810,801	972,423
Net decrease in cash	(2,029,018)	(15,253,938)
Cash, beginning of year	2,524,957	17,778,895
Cash, end of year	$495,939	$2,524,957

Operating Activities

Net cash used in operating activities was $2,473,399 for the fiscal year ended September 30, 2024, and primarily consisted of the following:

●	a net loss of $113,177,997 for the fiscal year ended September 30, 2024;

●	an increase in R&D expenses that were paid through issuance of shares of $76,787,525;

●	an increase in depreciation and amortization expenses of $4,302,344;

●	a change in deferred tax of $639,652;

●	an increase in impairment loss of goodwill of $22,204,224;

●	an increase in collection of outstanding accounts receivable of $9,019,099. Our accounts receivable included balances due from customers for advertising services, software licensing services, cash rebate and payment solution services rendered, media booking services, as well as advertisement production, and promotional campaign services, where our performance obligations had been satisfied, and our fees had been billed but had not been collected as of the balance sheet dates. The September 30, 2024 accounts receivable balance has been 79% collected as of the date of this annual report;

●	an increase in prepayment and other current assets of approximately $866,313. In order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business expansion, we signed a few agreements with third-party technological and software development vendors to (i) conduct software application design and development of an AR travel guide app with the key commercial objective to provide additional digital ad placements for merchants, and to convert online traffic to offline merchants to improve our data processing capacity for instant rebates, and air-drop voucher for merchants, and (ii) conduct a market research, feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging for our Virtual Reality Rebate Mall project, to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms, (iii) design and develop an Artificial Intelligence Chatbot System and maintenance, (iv) design and develop a conversation AI Chatbot Integration mobile app and website, (v) create a comprehensive software suite featuring AI-driven advertising, analytics, management tools, market insights analysis, and AR target management, and (iv) develop a system to develop AIGC videos to images (AI powered). As of September 30, 2024, we had prepaid approximately $10.3 million to these vendors, and we consider all of the prepayments fully realizable;

●	a decrease in accounts payable of $873,343, mainly resulting from payment of vendors’ outstanding balance;

●	a decrease in outstanding taxes payable of $693,162, mainly resulting from payment to settle the September 30, 2023 income tax payable balance; and

●	a decrease in accrued expenses and other current liabilities of $301,874, mainly resulting from payments to settle the September 30, 2023 vendors’ payable balance.

Net cash used in operating activities was $11,528,168 for the fiscal year ended September 30, 2023, and primarily consisted of the following:

●	net income of $2,459,733 for the fiscal year ended September 30, 2023;

●	an increase in outstanding accounts receivable of $5,124,396. Our accounts receivable included balances due from customers for advertising services, software licensing services, cash rebate services, and payment solution services rendered, where our performance obligations had been satisfied, and our fees had been billed but had not been collected as of the balance sheet dates. The September 30, 2023 accounts receivable balance has been 93% collected as of the date of this report;

●	an increase in prepayment and other current assets of approximately $11,265,056. In order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business expansion, we signed a few agreements with third-party technological and software development vendors to (i) conduct software application design and development of an AR travel guide app with the key commercial objective to provide additional digital ad placements for merchants, and to convert online traffic to offline merchants to improve our data processing capacity for instant rebates, and air-drop voucher for merchants, and (ii) conduct a market research, feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging for our Virtual Reality Rebate Mall project, to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms, (iii) design and develop an Artificial Intelligence Chatbot System and maintenance, (iv) design and develop a conversation AI Chatbot Integration mobile app and website, and (v) create a comprehensive software suite featuring AI-driven advertising, analytics, management tools, market insights analysis, and AR target management. As of September 30, 2023, we had prepaid approximately $15.7 million to these vendors, and we consider all of the prepayments fully realizable;

●	a decrease in outstanding taxes payable of $545,753, mainly resulting from payment to settle the September 30, 2022 income tax payable balance;

Investing Activities

Cash used in investing activities was $444,691 for the fiscal year ended September 30, 2024, which primarily included purchases of property and equipment of $35,451 and long-term deposits of $409,240 during the period.

Cash used in investing activities was $16,761,218 for the fiscal year ended September 30, 2023, which primarily included cash acquired from acquisition of subsidiaries of $932,893, but partly offset with purchase of property and equipment of $14,864 and purchase of intangible assets of $17,679,247 during the period.

Financing Activities

Cash provided by financing activities was $78,271 for the fiscal year ended September 30, 2024, which primarily included borrowings from related parties of $70,218 and proceeds from loans of $350,000, partly offset by repayments of borrowing from related parties in an amount of $164,526, and a loss from equity financing of $177,421.

Cash provided by financing activities was $12,063,025 for the fiscal year ended September 30, 2023, which consisted of net proceeds from our private placement of $11,766,810 and borrowing from related parties of $328,546, which was partly offset by repayment of loans of $32,331.

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

As of September 30, 2023, we had $2,524,957 in cash and cash on hand as compared to $17,778,895 as of September 30, 2022. We also had $9,405,155 and $2,032,717 in accounts receivable as of September 30, 2023 and 2022, respectively. Our accounts receivable included balances due from advertisers for advertising services rendered, and due from software licensing revenue, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Accounts receivable balance as of September 30, 2023 and 2022 has been fully collected.

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

Financing Activities

Cash provided by financing activities was $12,063,025 for the fiscal year ended September 30, 2023, which consisted of net proceeds from our private placement of $11,766,810 and borrowing from related parties of $328,546, which was partly offset by repayment of loans of $32,331.

Cash provided by financing activities was $18,039,805 for the fiscal year ended September 30, 2022, which consisted of net proceeds from our IPO of $18,769,326 that was completed in August 2022, offset by repayment of borrowing from related parties in the amount of $727,935.

Contractual Obligations

Office lease

On June 15, 2023, the Company entered into two lease agreements with Berjaya Steel Works Sdn Bhd, with a term of two years from May 1, 2023 to April 30, 2025 and the monthly rent of MYR6,700 and MYR6,700, respectively (approximately $1,500 and $1,500, respectively). The leases have the option to renew for one year. On May 1, 2023, the Company entered into a lease agreement with Woon Chun Yin, with a term of two years from May 1, 2023 to April 30, 2025 and the monthly rent of MYR7,100 (approximately $1,590). The lease has the option to renew for two years.

The following tables summarize our contractual obligations as of September 30, 2024:

12 months ending September 30,	Lease payment
2025	$55,825
2026	43,640
2027	12,060
Total future minimum lease payments	111,524
Less: imputed interest	(1,565)
Total	$109,960

Equipment leases

Effective June 20, 2020, the Company entered into a 60-month lease for a photocopier. The monthly rent is approximately $95.

As of September 30, 2024, the maturities of operating lease liabilities were as follows:

12 months ending September 30,	Lease payment
2024	$957
Total future minimum lease payments	957
Less: imputed interest	(20)
Total	$937

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2024, 2023, and 2022.

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

Number of Advertisers for Our Advertising Services and Our Service Fees Charged

A significant part of our revenue is derived from providing advertising services to advertisers. Some of these advertisers have also registered through our GETBATS website and mobile app as Merchants. Our advertising services are designed to help advertisers drive consumer demand, increase sales, and achieve operating efficiencies. Thus, our relationships with advertisers primarily depend on our ability to deliver quality digital advertising services at attractive prices. If advertisers are dissatisfied with the effectiveness of the advertising campaigns run through our digital channels, they may stop purchasing our advertising services or decrease the amount they are willing to spend on marketing campaigns and promotional activities. For the fiscal year ended September 30, 2024, we provided digital advertising services to two advertisers, both of whom were registered Merchants as of September 30, 2024. For the fiscal year ended September 30, 2023, we provided advertising services to 31 advertisers, among which six had registered with us as Merchants as of September 30, 2023 and the remaining 25 advertisers did not. For the fiscal year ended September 30, 2022, we provided digital advertising services to 63 advertisers, among which 22 had registered with us as Merchants as of September 30, 2022 and the remaining 41 advertisers did not. For the fiscal year ended September 30, 2024, 2023, and 2022, no single advertiser accounted for more than 10% of our total revenue.

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

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to improve our operating efficiency, which is determined by our abilities to monitor and adjust costs and expenses. Specifically, we consider our ability to monitor and adjust staffing costs (including payroll and employee benefit expenses) and administrative expenses essential to the success of our business. As our Member and Merchant bases expand, if we enter into more service agreements with customers for our digital advertising services, or if we facilitate more transactions between Members and Merchants under the cash rebate program arrangements, our staffing costs are likely to rise. If our staffing costs and administrative expenses exceed our estimated budget and we are unable to increase our revenue as expected, our operational efficiency might decrease, having an adverse impact on our business, results of operation, and financial condition.

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

COVID-19 Pandemic Affecting Our Results of Operations

Malaysia was put through various stages of lockdowns, quarantines, travel restrictions, and the temporary closure of stores and facilities nationwide, and most business sectors were only allowed to operate under strict rules and standard operating procedures mandated by the government of Malaysia. Substantially all of our revenue is concentrated in Malaysia. Consequently, our results of operations may be adversely and materially affected, to the extent that COVID-19 or any other epidemic harms the Malaysian economy and global economy in general. COVID-19 has adversely affected our business operations. Specifically, significant governmental measures implemented by the Malaysian government, including various stages of lockdowns, closures, quarantines, and travel bans, led to the store closure of some of our offline Merchants. As a result, our cash rebate service business was negatively affected to a certain extent, because the number of offline sales transactions between retail shoppers and retail merchants facilitated by us did not grow as much as we expected, leading to a lower amount of cash rebate service revenue than we expected during the fiscal year ended September 30, 2024, 2023, and 2022. However, our digital advertising service revenue was not significantly affected by COVID-19, because more people opted to use various online services since the beginning of COVID-19. In fiscal year 2024, our revenue from digital advertising decreased due to competition. However, any resurgence of COVID-19 could negatively affect the execution of customer contracts and the collection of customer payments. The extent of any future impact of COVID-19 on our business is still highly uncertain and cannot be predicted as of the date of this annual report. Any potential impact to our operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities to contain the spread of COVID-19, almost all of which are beyond our control.

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

Accounts Receivable, Net

Accounts receivable primarily include service fees generated from providing advertising services, Brand-building-related consulting services, payment solution services to retail merchant customers, advertisement production, software licensing services, and promotional campaign services.

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect the amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2024 and 2023, the bad debt allowance was $122,988 and $101,947, respectively.

Revenue Recognition

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

In connection with these digital advertising services, the Company charges retail merchant customers nonrefundable digital advertising service fees. For advertisement design and consultation services, the Company’s stand-alone selling price ranges from approximately $4,000 to approximately $85,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. For advertisement display through logos, banners, push notifications, and posts by accounts of influencers and bloggers, the Company charges advertisers service fees with a range from approximately $5,000 to approximately $300,000, depending on the distribution channels used and the duration of the advertisement display. The Company is acting as a principal in providing digital advertising services to customers, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified services. The Company recognizes revenue for the amount of fees it receives from its customers, after deducting discounts and net of service taxes under ASC 606.

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

b) Payment solution services

Between May 2021 and March 2024, the Company provided payment solution services to retail merchant customers by referring them to VE Services. The Company entered into the Appointment Letter with VE Services and referred retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charged retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company was entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranged from 0.15% to 0.35% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acted as an agent in this type of transaction. The Company had no discretion in establishing prices and did not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue was recognized at the point when the payment was processed and the Company’s performance obligations were satisfied.

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

Income Taxes

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2024, 2023, and 2022. We do not believe there was any uncertain tax provision as of September 30, 2024 and 2023.

Our operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the fiscal years ended September 30, 2024, 2023, and 2022. As of September 30, 2024, all of the tax returns of our Malaysian subsidiaries remained open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU 2023-07, the amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Our management does not believe the adoption of ASU 2023-07 will have a material impact on our financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. Our management does not believe the adoption of ASU 2023-09 will have a material impact on our financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. Our management does not believe the adoption of ASU 2024-03 will have a material impact on its financial statements and disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)  The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of operations and comprehensive income, and statements of cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Lee Choon Wooi	49	Chief Executive Officer, Director, and Chairman of the Board of Directors
Khoo Kien Hoe	54	Chief Financial Officer and Director
Lai Kwong Choy	62	Independent Director
Sung Ming-Hsuan	43	Independent Director
Ooi Bee Lian	55	Independent Director

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

Ms. Ooi Bee Lian has served as our independent director since April 2023. Ms. Ooi has over 25 years of business and managerial experience in the healthcare, nursing, and finance industries. She specializes in general life support interventions, marketing nutritional immunology, and biotech products. From January 2015 to March 2022, Ms. Ooi served as the Deputy Director of Nursing for the Penang Community Haemodialysis Society. During her tenure, she demonstrated years of progressive leadership with experience in governance, operations, strategy development, human resources, and business development. She also served on several association-wide task forces and provided oversight for several major board governance programs, association operational initiatives, and educational and advocacy conferences. Ms. Ooi is the founder and has served as the Managing Director of JL Signature Sdn. Bhd., a private investment management firm focusing on real estate and technology-driven investment holdings in Malaysia, since June 2020. Ms. Ooi received her Executive Master’s in Business Administration degree from Lincoln University College, Malaysia, and she also holds a Diploma in Nursing from the College of Nursing, Hospital Lam Wah Ee, Malaysia.

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

B. Compensation

For the fiscal year ended September 30, 2024, we paid an aggregate of MYR920,717 ($198,029) as compensation to our executive officers and directors. In the fiscal year ended September 30, 2024, we accrued a director fee amounting to MYR360,000 ($87,357), designated for payment to our independent directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our Malaysian subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her statutory benefits.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 74,571,204 Class A Ordinary Shares and 800,000 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held
Directors and Executive Officers:*
Lee Choon Wooi	50,000	—	50,000	0.07%	0.03%
Khoo Kien Hoe	50,000	—	50,000	0.07%	0.03%
Lai Kwong Choy	—	—	—	—	—
Sung Ming-Hsuan	—	—	—	—	—
Ooi Bee Lian	—	—	—	—	—
All directors and executive officers as a group:	100,000	—	100,000	0.14%	0.06%

5% Shareholders:
Nevis International B & T Sdn Bhd (1)	—	800,000	800,000	1.06%	51.76%

Notes:

*	Unless otherwise indicated, the business address of each of the individuals is VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia.

(1)	Represents 800,000 Class B Ordinary Shares held by Nevis International B & T Sdn Bhd, a company limited by shares incorporated under the laws of Malaysia and is wholly owned by Xiaoping Chen. The business address of Nevis International B & T Sdn Bhd is 31-1 Taman Miharja, Phase 3B, Jalan 3/93, 2 ½ Miles Cheras, 56000 Kuala Lumpur, Malaysia.

As of the date of this annual report, approximately 56.47% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Choo Keam Hui	Our former director and one of the directors of Starbox Berhad
Zenapp	An entity controlled by Choo Keam Hui prior to September 20, 2021
Bizguide Corporate Service Sdn Bhd	An entity controlled by Khoo Kien Hoe, our CFO
KH Advisory Sdn Bhd	An entity controlled by Khoo Kien Hoe, our CFO
VE Services	An entity controlled by Choo Teck Hong, one of our beneficial shareholders, a director of Starbox Berhad, and a sibling of Choo Keam Hui
Chan Chee Hong	Director, chief executive officer, and shareholder of One Eighty Ltd and 180 Degrees Brandcom Sdn Bhd
Chan Foong Ming	Sister of Chan Chee Hong and director of Media Elements
180 Degrees Strategic Communications Sdn Bhd	An entity controlled by Chan Chee Hong
181 Degree Holding Sdn Bhd	An entity controlled by Chan Chee Hong
Infinity Elements Sdn Bhd	An entity controlled by Chan Foong Ming

a.	Due from related parties

Due from related parties consisted of the following:

Name	September 30, 2024
Chan Chee Hong	$33,000
Infinity Elements Sdn Bhd	38,219
Total	$71,219

As of September 30, 2024 and as of the date of this annual report, the balance of due from related parties was $71,219 and $66,219, respectively. The balance due from Chan Chee Hong was short-term advances, unsecured, bearing no interest, and payable upon demand, and the balance due from Infinity Elements Sdn Bhd was ordinary trade in nature between Media Elements Sdn Bhd and Infinity Elements Sdn Bhd.

b.	Due to related parties

Due to related parties consisted of the following:

Name	September 30, 2024
Bizguide Corporate Service Sdn Bhd	$2,832
KH Advisory Sdn Bhd	6,297
Choo Keam Hui	44,002
180 Degrees Strategic Communications Sdn Bhd	177,632
181 Degree Holding Sdn Bhd	6,794
Chan Chee Hong	64,087
Total	$301,644

As of September 30, 2024 and as of the date of this annual report, the balance of due to related parties was $301,644 and $313,058, respectively.

The balance due to Chan Chee Hong and Choo Keam Hui were short-term advances, unsecured, bearing no interest, and payable upon demand.

The balance due to Bizguide Corporate Service Sdn Bhd and KH Advisory Sdn Bhd was the fee to be paid for secretarial and tax consulting services, and the balance due to 180 Degree Holding Sdn Bhd and 180 Degrees Strategic Communications Sdn Bhd was ordinary trade in nature.

c.	Lease agreements with a related party

On March 31, 2022, StarboxGB, StarboxSB, and StarboxPB each entered into a lease agreement with Zenapp to lease an office in Kuala Lumpur, Malaysia for a term of one year from May 1, 2022 to April 30, 2023 and monthly rent of MYR10,000 (approximately $2,424).

d.	Revenue from a related party

During the fiscal year ended September 30, 2024, we referred 39 merchants to VE Services for payment processing and earned commission fees of $2,789, which was reported as revenue from payment solution services in our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiaries, Starbox International and Starbox Global, which in turn will rely on payments made from their Malaysia subsidiaries, Starbox Berhad and One Eighty Ltd. Starbox Berhad will rely on payments made from its subsidiaries, StarboxGB, StarboxSB, and StarboxPB. One Eighty Ltd will rely on payments made from its subsidiaries. Under the Malaysian Companies Act 2016, dividends must be paid out of profit and no dividend shall be paid out if the payment will cause the company to be insolvent. As a result, in the event that Starbox Berhad or One Eighty Ltd or their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict any such entity’s ability to pay dividends or make other distributions to us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Malaysia is under a single-tier tax system. Dividends are exempt from income tax in the hands of shareholders other than individual shareholders (resident or non-resident) who receive annual dividend income exceeding MYR100,000, effective from the year of assessment 2025. Our Malaysia subsidiaries, Starbox Berhad and One Eighty Ltd, are not required to deduct tax from dividends paid to their shareholders, Starbox International and Starbox Global, and no tax credits will be available for offsetting against the recipient’s tax liability. A corporate shareholder, such as Starbox Berhad or One Eighty Ltd, receiving exempt single-tier dividends from its subsidiaries, such as StarboxGB, StarboxSB, and StarboxPB, can, in turn, distribute such dividends to its own shareholder, Starbox International or Starbox Global, who is also exempt on such receipts. Further, Malaysia does not impose any withholding tax (i.e., 0%) on dividends paid by Malaysian companies to corporate shareholders. Hence, Starbox Berhad and One Eighty Ltd, being the corporate shareholders, are not required to withhold any sum from their dividends for tax withholding purposes.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since August 23, 2022 under the symbol “STBX.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since August 23, 2022 under the symbol “STBX.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

Please refer to our amended and restated memorandum and articles of association, as currently in effect and filed as Exhibit 1.1 to this annual report, and to the description of our securities filed as Exhibit 2.3 to this annual report.

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

Pursuant to the ITA, a non-resident company—namely, a company whose management and control are not exercised in Malaysia and is not considered a resident in Malaysia under Section 8 of the ITA—is subject to the following tax rates on income accrued or derived from Malaysia:

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

Notwithstanding the implementation of taxation on FSI, the Malaysian Ministry of Finance announced on December 30, 2021 that exemption from income tax would be available for a period of five years commencing from January 1, 2022 to December 31, 2026 on certain categories of FSI received by Malaysian tax residents, when certain qualifying conditions are met. Specifically, (i) for individuals excluding those carrying on business in Malaysia through a partnership, all categories of FSI are exempted; and (ii) for companies and limited liability partnerships, foreign-sourced dividend income is exempted. The exemption orders for these tax exemptions were enacted through Income Tax (Exemption) (No. 5) Order 2022 and Income Tax (Exemption) (No. 6) Order 2022, which are deemed to take effect from January 1, 2022 until December 31, 2026.

Pursuant to the Budget 2025 speech, Prime Minister and Finance Minister Datuk Seri Anwar Ibrahim announced that the exemption for FSI received by individual resident has been extended for 10 years until December 31, 2036. This extension was enacted through the Income Tax (Exemption) (No. 5) Order 2022 (Amendment) Order 2024 and will come into force on January 1, 2027.

The Guidelines on the Tax Treatment in relation to Income Received from Abroad (Amendment) were published by the IRB on June 20, 2024, to provide equitable tax treatment on the FSI accrued in or derived from Malaysia in line with Malaysia’s commitment towards compliance with international tax best practice.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion, or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase our Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

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

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

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

The value of the MYR against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Malaysia’s political and economic conditions and perceived changes in the economy of Malaysia and the United States. Any significant revaluation of the MYR may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into MYR in order to use the funds for our Malaysia subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the MYR will affect the amount of proceeds we will have available for our Malaysia subsidiaries’ business.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of September 30, 2024, 2023, and 2022, $1,343,026, $2,524,957, and $17,778,895 of our cash was on deposit at financial institutions in Malaysia, respectively. The Company has not experienced any losses in such accounts. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Department of Statistics Malaysia Official Portal, the year-over-year percent changes in the consumer price index for 2022 was an increase of 3.3%, and for 2023, and increase of 2.5%. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Malaysia. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

At Starbox Group’s 2024 annual general meeting of the shareholders held on June 27, 2024, the shareholders approved and adopted, among other resolutions, the establishment and designation of two new classes of ordinary shares of Starbox Group, being Class A Ordinary Shares and Class B Ordinary Shares, and the redesignation of 708,495,016 of the authorized but unissued ordinary shares as Class A Ordinary Shares. Pursuant to the resolutions, (i) holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights; (ii) in respect of all matters subject to vote at general meetings of the Company, each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 100 votes per one Class B Ordinary Share; (iii) Class A Ordinary Shares are not convertible into shares of any other class; and (iv) Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder, and each one Class B Ordinary Share is convertible into 10 Class A Ordinary Shares.

The holder of Class B Ordinary Shares has the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of holders of Class A Ordinary Shares. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares. Such conversions may increase the aggregate voting power of the existing holders of Class A Ordinary Shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.”

For a description of our securities, see “Item 10. Additional Information.”

Use of Proceeds

Registration Statement on Form F-3, as amended (File Number 333-274484)

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-274484), utilizing a shelf registration process, which was declared effective by the SEC on September 28, 2023. In October 2023, we entered into a sales agreement with the Sales Agent, to commence an at-the-market offering pursuant to which we may offer and sell, from time to time, through or to the Sales Agent, our ordinary shares, having an aggregate gross offering price of up to $30 million. As of the date of this annual report, the Sales Agent has sold an aggregate of 119,984 ordinary shares at an average offering price of $1.0289 per share for a total of $123,452 gross proceeds.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2024.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of September 30, 2024, our disclosure controls and procedures were not effective. Our conclusion is based on (i) the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of September 30, 2024. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP (“Enrome”), Friedman LLP (“Friedman”), and YCM CPA INC. (“YCM”), our independent registered public accounting firm for the periods indicated.

Enrome LLP

	For the Fiscal Years Ended September 30,
	2024	2023	2022
Audit fees(1)	$230,000	$-	$-
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	30,000	-	-
Total	$260,000	$-	$-

YCM CPA INC.

	For the Fiscal Years Ended September 30,
	2024	2023	2022
Audit fees(1)	$-	$442,500	$255,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	20,000	-	-
Total	$20,000	$442,500	$255,000

Friedman LLP

	For the Fiscal Years Ended September 30,
	2024	2023	2022
Audit fees(1)	$-	$120,000	$300,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	45,000	50,000	-
Total	$45,000	$170,000	$300,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2022.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Enrome, YCM, and Friedman in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Enrome, YCM, and Friedman.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

After our Company was notified by Friedman, the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum Asia CPAs LLP (“Marcum Asia”) and continued to operate as an independent registered public accounting firm, our Company approved the dismissal of Friedman and the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company on October 20, 2022. The services previously provided by Friedman would then be provided by Marcum Asia. The appointment of Marcum Asia and the dismissal of Friedman were made after careful consideration and evaluation process by the Company and were approved by the board of directors and the audit committee of the Company. The Company’s decision was not a result of any disagreement between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The appointment of auditor was disclosed in a Form 6-K dated October 24, 2022.

On November 22, 2022, our Company appointed YCM as its independent registered public accounting firm, effective on the same day. YCM replaced Marcum Asia, the then independent registered public accounting firm of our Company, which entity the Company dismissed on the same day. The appointment of YCM and the dismissal of Marcum Asia were made after careful consideration and evaluation process by the Company and were approved by the board of directors and the audit committee of the Company. The Company’s decision was not a result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The appointment of auditor was disclosed in a Form 6-K dated November 29, 2022.

On May 13, 2024, our Company appointed Enrome as its independent registered public accounting firm, effective on the same day. Enrome replaced YCM, the then independent registered public accounting firm of our Company, which entity the Company dismissed on the same day. The appointment of Enrome and the dismissal of YCM were made after careful consideration and evaluation process by the Company and were approved by the board of directors and the audit committee of the Company. The Company’s decision was not a result of any disagreement between the Company and YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The appointment of auditor was disclosed in a Form 6-K dated May 13, 2024.

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

Item 16K. CYBERSECURITY

We have established processes to assess, identify, and manage material risks arising from cybersecurity threats. These processes are fully integrated into our overall risk management framework, ensuring a cohesive approach to identifying vulnerabilities and mitigating potential risks. Our cybersecurity risk management system is overseen by a dedicated team, with updates provided to senior management and the board of directors.

To enhance our risk management capabilities, we engage third-party consultants, assessors, and auditors to perform regular cybersecurity assessments and penetration testing. These external experts provide valuable insights and recommendations, which are promptly addressed to strengthen our defenses.

We have implemented processes to monitor and oversee risks related to cybersecurity threats associated with third-party service providers. This includes conducting thorough due diligence during vendor selection and ongoing monitoring of their cybersecurity practices to ensure alignment with our standards.

Although we have not experienced any material cybersecurity incidents to date, we remain vigilant to the evolving threat landscape. We continuously assess the potential impact of cybersecurity risks on our business strategy, operational results, and financial condition. Any material cybersecurity risks or incidents would be promptly disclosed in alignment with regulatory requirements.

Our proactive approach reflects our commitment to safeguarding our operations, data, and stakeholder interests in the face of increasing cybersecurity challenges.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Starbox Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-3 (File No. 333-283486), filed with the Securities and Exchange Commission on November 26, 2024)
2.2	Form of Representative’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)

4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.4	Form of Quotation for Digital Advertising Services (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
4.5	Tenancy Agreement dated June 15, 2023 by and between BERJAYA STEEL WORKS SDN BHD and StarboxGB (incorporated herein by reference to Exhibit 4.7 to the Form 20-F (File No. 001-41480) filed with the Securities and Exchange Commission on February 8, 2024)
4.6	Tenancy Agreement dated May 1, 2023 by and between Woon Chun Yin and Starbox SB (incorporated herein by reference to Exhibit 4.8 to the Form 20-F (File No. 001-41480) filed with the Securities and Exchange Commission on February 8, 2024)
4.7	Tenancy Agreement dated June 15, 2023 by and between BERJAYA STEEL WORKS SDN BHD and StarboxPB (incorporated herein by reference to Exhibit 4.9 to the Form 20-F (File No. 001-41480) filed with the Securities and Exchange Commission on February 8, 2024)

4.8	Software Licensing Agreement between MRP and StarboxGB dated July 19, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on July 19, 2023)
4.9	Sales Agreement by and between Starbox Group Holdings Ltd. and A.G.P/Alliance Global Partners (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41480) filed with the Securities and Exchange Commission on October 5, 2023)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
11.2	Insider Trading Compliance Manual of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F (File No. 001-41480) filed with the Securities and Exchange Commission on February 8, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Enrome LLP
15.2*	Consent of YCM CPA INC.
97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-41480) filed with the Securities and Exchange Commission on February 8, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Starbox Group Holdings Ltd.

	By:	/s/ Lee Choon Wooi
Lee Choon Wooi
Chief Executive Officer, Director, and
Chairman of the Board of Directors (Principal Executive Officer)

Date: February 13, 2025

STARBOX GROUP HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Starbox Group Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starbox Group Holdings Ltd. and its subsidiaries (collectively, the Company”) as of September 30, 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the year ended September 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for year ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore,

February 13, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Starbox Group Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Starbox Group Holdings Ltd. and subsidiaries (collectively, the “Company”) as of September 30, 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity, and cash flows for the years ended September 30, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the years ended September 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ YCM CPA INC.

We had served as the Company’s auditor since 2022 through 2024.

PCAOB ID 6781

Irvine, California

February 8, 2024

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30, 2024	As of September 30, 2023

ASSETS
CURRENT ASSETS
Cash and equivalents	$495,939	$2,524,957
Accounts receivable, net	536,889	9,405,155
Prepaid expenses and other current assets	10,349,917	16,067,467
Prepaid income tax	1,169,394	-
Short-term deposits	701,491	125,298
Due from related parties	71,219	112,281
Total current assets	13,324,849	28,235,158

NON-CURRENT ASSETS
Property and equipment, net	2,820,225	2,523,181
Intangible assets, net	44,502,458	39,666,050
Right-of-use assets, net	110,897	144,901
Long-term deposits	145,596	213,047
Goodwill	60,040,024	82,244,248
Total non-current assets	107,619,200	124,791,427

TOTAL ASSETS	$120,944,049	$153,026,585

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$255,021	$1,088,982
Taxes payable	774,634	339,350
Loan payable	188,908	-
Deferred revenue	485,697	393,615
Accrued liabilities and other current liabilities	1,015,249	1,271,087
Operating lease liabilities, current	56,761	47,537
Due to related parties	301,644	246,836
Total current liabilities	3,077,914	3,387,407

NON-CURRENT LIABILITIES
Deferred tax liabilities, net	5,889,078	6,412,919
Operating lease liabilities, non-current	54,136	97,364
Loans payable, non-current	2,333,831	2,070,563
Total non-current liabilities	8,277,045	8,580,846

TOTAL LIABILITIES	11,354,959	11,968,253

COMMITMENT AND CONTINGENCY

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.018, 312,500 shares authorized, no shares issued and outstanding	-	-
Ordinary Class A shares, par value $0.018, 543,875,000 shares authorized, 29,092,535 shares and 4,492,812 shares issued and outstanding as of September 30, 2024 and 2023, respectively	523,665	80,871
Ordinary Class B shares, par value $0.018, 8,000,000 shares authorized, 800,000 shares and 0 shares issued and outstanding as of September 30, 2024 and 2023, respectively	14,400	-
Additional paid in capital	158,055,715	81,902,805
Accumulated other comprehensive income (loss)	3,684,124	(1,061,958)
(Accumulated deficit) Retained earnings	(92,434,752)	8,872,207
Total Starbox Group Holdings Ltd.’s shareholders’ equity	69,843,152	89,793,925

Noncontrolling interest	39,745,938	51,264,407

TOTAL SHAREHOLDERS’ EQUITY	109,589,090	141,058,332

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$120,944,049	$153,026,585

* Retrospectively restated for the 16 for 1 reverse stock split on October 31, 2024 and change in capital structure on June 27, 2024

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	FISCAL YEARS ENDED SEPTEMBER 30,
	2024	2023	2022

Operating revenue
Advertising services	1,941,510	5,307,280	7,174,050
Cash rebate and payment solution services and media booking	245,684	84,592	20,137
Software licensing	2,435,148	5,715,333	-
Production income	854,328	362,040	-
Marketing and promotional campaign service	697,566	271,607	-
Total operating revenue	6,174,236	11,740,852	7,194,187

Cost of revenue	2,098,262	834,614	6,383

Gross Profit	4,075,974	10,906,238	7,187,804

Operating expenses
Selling expenses	756,541	376,899	97,939
R&D expenses	85,670,072	294,641	292,579
General and administrative expenses	8,359,571	5,636,709	1,846,849

Total operating expenses	94,786,184	6,308,249	2,237,367

Income (loss) from operations	(90,710,210)	4,597,989	4,950,437

Other income, net
Interest income (expense), net	(53,106)	750	-
Impairment loss	(22,204,224)	-	-
Other income (expenses), net	(755,275)	(4,924)	59,377
Total other income (expenses), net	(23,012,605)	(4,174)	59,377

Income (loss) before income tax	(113,722,815)	4,593,815	5,009,814

Income tax expense (benefit)	(544,818)	2,134,082	1,407,449

Income (loss) before noncontrolling interest	(113,177,997)	2,459,733	3,602,365

Less: income (loss) attributable to noncontrolling interest	(11,871,038)	311,497	-

Net income (loss) to the Company	$(101,306,959)	$2,148,236	$3,602,365

Other comprehensive income
Foreign currency translation loss attributable to the Company	4,746,082	(223,726)	(585,619)
Foreign currency translation loss attributable to noncontrolling interest	352,569	(21,790)	-

Comprehensive income (loss) attributable to the Company	$(96,560,877)	$1,924,510	$3,016,746
Comprehensive income (loss) attributable to noncontrolling interest	$(11,518,469)	$289,707	$-

Net income (loss) per Class A common share - basic and diluted*	$(11.42)	$0.70	$1.42
Net income (loss) per Class B common share - basic and diluted*	$(539.36)	$-	$-

Weighted average number of Class A common shares outstanding - basic and diluted*	9,908,885	3,529,350	2,534,090
Weighted average number of Class B common shares outstanding - basic and diluted*	209,836	-	-

*	Retrospectively restated for the 16 for 1 reverse stock split on October 31, 2024 and change in capital structure on June 27, 2024

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FISCAL YEARS ENDED SEPTEMBER 30, 2024, 2023, AND 2022

	Common Stock - class A		Common Stock - class B		Additional paid-in	Retained earnings (accumulated	Accumulated other comprehensive	Total Starbox’s shareholders’	Non-controlling
	Shares	Amount	Shares	Amount	capital	deficit)	income (loss)	equity	interests	Total equity

Balance as of October 1, 2021	2,500,035	$45,000	-	$-	$155,024	$1,082,642	$(21,433)	$1,261,233	$-	$1,261,233

Net income	-	-	-	-	-	3,602,365	-	3,602,365	-	3,602,365

Shares issued from IPO (net of offering costs of $2,730,674)	335,938	6,047	-	-	18,763,279	-	-	18,769,326	-	18,769,326

Foreign currency translation loss	-	-			-	-	(585,619)	(585,619)	-	(585,619)

Balance as of September 30, 2022	2,835,973	51,047	-	-	18,918,303	4,685,007	(607,052)	23,047,305	-	23,047,305

Net income	-	-	-	-	-	2,148,236	-	2,148,236	311,497	2,459,733

Shares issued for equity financing	562,500	10,125	-	-	11,756,685	-	-	11,766,810	-	11,766,810

Shares issued for acquisition of subsidiaries	1,094,375	19,699	-	-	51,227,817	2,038,964	(231,180)	53,055,300	50,974,700	104,030,000

Foreign currency translation loss	-	-			-	-	(223,726)	(223,726)	(21,790)	(245,516)

Balance as of September 30, 2023	4,492,848	80,871	-	-	81,902,805	8,872,207	(1,061,958)	89,793,925	51,264,407	141,058,332

Net loss	-	-	-	-	-	(101,306,959)	-	(101,306,959)	(11,871,038)	(113,177,997)

Restructure to Class B shares	(800,000)	(14,400)	800,000	14,400	-	-	-	-

Shares issued for equity financing	7,499	135	-	-	(177,556)	-	-	(177,421)	-	(177,421)

Shares issued for R&D expense	25,392,188	457,059	-	-	76,330,466	-	-	76,787,525	-	76,787,525

Foreign currency translation income	-	-	-	-	-	-	4,746,082	4,746,082	352,569	5,098,651

Balance as of September 30, 2024	29,092,535	$523,665	800,000	$14,400	$158,055,715	$(92,434,752)	$3,684,124	$69,843,152	$39,745,938	$109,589,090

Retrospectively restated for the 16 for 1 reverse stock split on October 31, 2024 and change in capital structure on June 27, 2024

The accompany notes are an integral part of these consolidated financial statements.

	FISCAL YEARS ENDED SEPTEMBER 30,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(113,177,997)	$2,459,733	$3,602,365
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	4,302,344	1,840,302	161,267
Operating lease expense	54,350	41,090	56,690
Stock issued for R&D expense	76,787,525	-	-
Impairment loss	22,204,224	-	-
Changes in deferred tax	(639,652)	857,381	-
Changes in operating assets / liabilities:
Accounts receivable	9,019,099	(5,124,396)	(864,099)
Prepaid expenses and other current assets	866,313	(11,265,056)	(4,754,970)
Accounts payable	(873,343)	-	-
Deferred revenue	33,124	(217,533)	(778,701)
Taxes payable	(693,162)	(545,753)	661,359
Operating lease liabilities	(54,350)	(41,090)	(56,690)
Accrued expenses and other current liabilities	(301,874)	467,154	740,415

Net cash used in operating activities	(2,473,399)	(11,528,168)	(1,232,364)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of subsidiaries	-	932,893	-
Purchase of property and equipment	(35,451)	(14,864)	(6,669)
Purchase of intangible assets	-	(17,679,247)	(1,129,260)
Long-term deposit	(409,240)	-	-

Net cash used in investing activities	(444,691)	(16,761,218)	(1,135,929)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Expenses incurred for) / proceeds from equity financing	(177,421)	11,766,810	18,769,326
Proceeds from loans	350,000	-	-
Repayment of loans	(164,526)	(32,331)	-
Borrowing from (repayment to) related parties	70,218	328,546	(729,521)

Net cash provided by financing activities	78,271	12,063,025	18,039,805

EFFECT OF EXCHANGE RATE CHANGES ON CASH	810,801	972,423	(187,894)

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(2,029,018)	(15,253,938)	15,483,618

CASH & EQUIVALENTS, BEGINNING OF YEAR	2,524,957	17,778,895	2,295,277

CASH & EQUIVALENTS, END OF YEAR	$495,939	$2,524,957	$17,778,895

Supplemental Cash Flow Data:
Income tax paid	$594,990	$2,382,705	$934,910
Interest paid	$86,484	$26,454	$-

Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease liabilities	$-	$167,667	$52,934
Shares issued for acquisition of One Eighty Ltd	$-	$53,055,300	$-
Goodwill acquired in business acquisition	$-	$82,244,248	$-
Identifiable intangible assets acquired in business acquisition	$-	$23,500,000	$-
Net assets acquired in business acquisition	$-	$21,785,752	$-

Retrospectively restated for the 16 for 1 reverse stock split on October 31, 2024 and change in capital structure on June 27, 2024

The accompanying notes are an integral part of these consolidated financial statements.

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Starbox Group Holdings Ltd., through its subsidiaries (“Starbox Group” or the “Company”), is engaged in connecting retail merchants with individual online and offline shoppers (“retail shoppers”) to facilitate transactions through cash rebates offered by retail merchants, providing digital advertising services to retail merchants, and providing payment solution services to merchants. The Company has also expanded its business to marketing and software development sectors, as well as online and offline advertisement services to business clients. The Company’s current principal operations and geographic markets are substantially located in Malaysia.

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

Starbox Berhad owns 100% of the equity interests in the following entities: (i) StarboxTV Sdn. Bhd. (“StarboxSB”) formed in Kuala Lumpur, Malaysia, on July 23, 2019 to provide digital advertising services to retail merchant customers, TV programming and broadcasting services, and software development services; (ii) Starbox Rebates Sdn. Bhd. (“StarboxGB”) formed in Kuala Lumpur, Malaysia, on July 24, 2019 to facilitate online and offline transactions between retail shoppers and retail merchants through cash rebate programs offered by retail merchants, provide comprehensive marketing services, and software development services; effective on August 17, 2023, Starbox Rebates Sdn. Bhd. changed its name to Starbox Technologies Sdn. Bhd.; and (iii) Paybats Sdn. Bhd. (“StarboxPB”) formed in Kuala Lumpur, Malaysia, on May 21, 2019 to provide payment solution services to merchants.

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

On June 26, 2023, the Company, as the issuer, and its wholly owned subsidiary, Starbox Global, as the buyer, entered into a share purchase agreement (the “One Eighty Share Purchase Agreement”), with the then shareholders of One Eighty Holdings Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Holdings Ltd (“One Eighty Ltd”), as the target company.

Pursuant to the One Eighty Share Purchase Agreement, Starbox Global agreed to acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Ltd (the “One Eighty Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of the One Eighty Sale Shares, Starbox Group agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty Ltd they sell, an aggregate of 17,510,000 (pre-reverse split) ordinary shares, par value US$0.001125 per share, of Starbox Group with an aggregate value of $53,055,300 (the “One Eighty Consideration Shares”) in two tranches. 8,755,000 One Eighty Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 One Eighty Consideration Shares were issued on September 1, 2023.

On September 7, 2023, One Eighty Ltd incorporated Benefit Pointer Limited (“Benefit Pointer”) in the British Virgin Islands. Benefit Pointer does not have any operations as of the date of this report.

On September 7, 2023, Starbox International incorporated Irace Technology Limited (“Irace Technology”) in the British Virgin Islands. Irace Technology is engaged in software development, marketing, and licensing.

On October 26, 2023, the Company, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement (the “ProSeeds Share Sale Agreement”), with the three then shareholders of ProSeeds Limited (collectively, the “ProSeeds Shareholders”), as the sellers, with respect to ProSeeds Limited, a company incorporated in Seychelles (“ProSeeds”). Pursuant to the ProSeeds Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of ProSeeds (the “ProSeeds Sale Shares”), representing 100% of the issued and paid-up share capital in ProSeeds, from the ProSeeds Shareholders for a consideration of US$12,000,000. In consideration for the sale of ProSeeds Sale Shares, the Company agreed to issue to the ProSeeds Shareholders, an aggregate of 12,000,000 (pre-reverse split) ordinary shares of the Company. The 12,000,000 ordinary shares were issued on November 13, 2023 with a fair value of $8,148,000 at the share price of $0.679 per share.

On January 26, 2024, the Company, as the issuer, and Starbox International, as the purchaser, entered into a share sale agreement (the “Trade Router Share Sale Agreement”) with the four then shareholders of Trade Router Ltd. (collectively, the “Trade Router Shareholders”), as the sellers, with respect to Trade Router Ltd., a company incorporated in Seychelles (“Trade Router”). Pursuant to the Trade Router Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of Trade Router (the “Trade Router Sale Shares”), representing 100% of the issued and paid-up share capital in Trade Router, from the Trade Router Shareholders for a consideration of US$2,000,000. In consideration for the sale of Trade Router Sale Shares, the Company agreed to issue to the Trade Router Shareholders, an aggregate of 8,000,000 ordinary shares of the Company. The 8,000,000 (pre-reverse split) ordinary shares were issued on February 19, 2024 with a fair value of $1,656,000 at the share price of $0.207 per share.

On March 7, 2024, the Company, as the issuer, and Irace Technology, as the purchaser, entered into a share sale agreement (the “Carnegie Hill Share Sale Agreement”) with the four then shareholders of Carnegie Hill Limited (collectively, the “Carnegie Hill Shareholders”), as the sellers, with respect to Carnegie Hill Limited, a company incorporated in Seychelles (“Carnegie Hill”). Pursuant to the Carnegie Hill Share Sale Agreement, Irace Technology agreed to acquire 100,000 shares of Carnegie Hill, representing 100% of the issued and paid-up share capital in Carnegie Hill, from the Carnegie Hill Shareholders for a consideration of $5,400,000. In consideration for the sale of Carnegie Hill Sale Shares, the Company agreed to issue to the Carnegie Hill Shareholders, an aggregate of 18,000,000 (pre-reverse split) ordinary shares of the Company. The 18,000,000 ordinary shares were issued on March 22, 2024 with a fair value of $3,222,000 at the share price of $0.1790 per share.

On April 4, 2024, the Company, as the issuer, and Irace Technology, as the purchaser, entered into a share sale agreement, with the four then shareholders of Rainbow Worldwide Co., Ltd (collectively, the “Rainbow Worldwide Shareholders”), as the sellers, with respect to Rainbow Worldwide Co., Ltd, a company incorporated in Samoa (“Rainbow Worldwide”). Irace Technology acquired 100,000 shares of Rainbow Worldwide, representing 100% of the issued and paid-up share capital in Rainbow Worldwide. In consideration, on April 19, 2024, the Company issued to the Rainbow Worldwide Shareholders, an aggregate of 18,000,000 ordinary shares of the Company. The 18,000,000 (pre-reverse split) ordinary shares were issued on April 19, 2024 with a fair value of $3,780,000 at the share price of $0.210 per share.

ProSeeds, Trade Router, Carnegie Hill, Rainbow Worldwide have no operations but own a series of advanced multi-level marketing software, an Artificial Intelligent Generated Content (“AIGC”) system, an Advanced Intelligent system, and an Advanced Augmented Reality Technology Smart Rebate Treasure Hunt. ProSeeds, Trade Router, Carnegie Hill, Rainbow Worldwide are not considered a business under ASC 805-10, because they do not have any process or system to create the output from the software system any of them owns. Since the assets acquired are not deemed to be a business, the Company accounts for the transactions as asset acquisitions in accordance with ASC 805-50. The assets acquired were measured based on their cost to the acquiring entities, which included consideration the acquiring entities transfer to the seller and direct transaction costs.

The consolidated financial statements of the Company as of September 30, 2024 include the following entities:

Entity	Date of Formation	Place of Incorporation	% of Ownership	Major business activities
Starbox Group Holdings Ltd (“Starbox Group”)	September 13, 2021	Cayman Islands	Parent	Investment holding

Starbox International Ltd (“Starbox International”)	March 29, 2023	BVI	100%	Investment holding

Starbox Global Ltd (“Starbox Global”)	March 29, 2023	BVI	100%	Investment holding

Starbox Holdings Berhad (“Starbox Berhad”)	July 24, 2019	Malaysia	100%	Investment holding

Starbox Technologies Sdn Bhd (“StarboxGB”)	July 24, 2019	Malaysia	100%	Network marketing and facilitating online and offline transactions between retail merchants and retail shoppers through cash rebate programs offered by retail merchants, comprehensive marketing services, and software development

Starbox TV Sdn Bhd (“StarboxSB”)	July 23, 2019	Malaysia	100%	Providing digital advertising services to retail merchant customers, TV programming and broadcasting services, and software development

Paybats Sdn Bhd (“StarboxPB”)	May 21, 2019	Malaysia	100%	Providing secured payment solution services to retail merchant customers

Irace Technology Limited (“Irace Technology”)	September 07, 2023	BVI	100%	Software development, marketing, and licensing

One Eighty Holdings Ltd (“One Eighty Ltd”)	October 17, 2022	Cayman Islands	51%	Investment holding

One Eighty Holdings Sdn Bhd (“One Eighty Bhd”)	October 14, 2022	Malaysia	51%	Investment holding

Benefit Pointer Limited (“Benefit Pointer”)	September 7, 2023	BVI	51%	Software development, marketing, and licensing

180 Degrees Brandcom Sdn Bhd (“180 Degrees”)	March 28, 2013	Malaysia	51%	Providing digital marketing, advertising consulting, and design services

Media Elements Sdn Bhd (“Media Elements”)	October 4, 2002	Malaysia	51%	Providing online and offline advertisement, social media, and big data management services
Trade Router **	May 26, 2021	Republic of Seychelles	100%	Software development
ProSeeds **	October 8, 2021	Republic of Seychelles	100%	Software development
Rainbow Worldwide *	January 10, 2023	Samoa	100%	Software development
Carnegie Hill **	August 18, 2023	Republic of Seychelles	100%	Software development

*	Dissolved in August 2024
**	Dissolved in January 2025.

The Company effected a consolidation of all of the Company’s (i) authorized, issued and unissued Class A ordinary shares, (ii) authorized, issued and unissued Class B ordinary Shares, and (iii) authorized and unissued preferred shares on a 16:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors on September 9, 2024, and approved by the Company’s shareholders on October 23, 2024. The 16:1 share consolidation was retroactively reflected in the Company’s consolidated financial statements for all periods presented.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

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

Noncontrolling interests

The Company follows FASB (Financial Accounting Standards Board) ASC (Accounting Standards Codification) Topic 810, “Consolidation,” governing the accounting for and reporting of noncontrolling interests (“NCI”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leaves control intact to be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to noncontrolling interests even when such allocation might result in a deficit balance.

The net income attributed to NCI was separately designated in the accompanying statements of operations. Losses attributable to an NCI in a subsidiary may exceed such NCI’s interest in the subsidiary’s equity. The excess attributable to an NCI is attributed to those interests. NCI shall continue to be attributed their share of losses, even if that attribution results in a deficit NCI balance.

As of September 30, 2024 and 2023, the Company had NCIs of $39,745,938 and $51,264,407, respectively, which represented 49% of the equity interest of One Eighty Ltd. For the fiscal year ended September 30, 2024, 2023, and 2022, the Company had net losses of $11,871,038, net income of $311,497, and nil, respectively, that were attributable to NCIs.

Cash and cash equivalents

Cash and cash equivalents include currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Malaysia. Cash deposits with financial institutions in Malaysia are subject to certain protection under the requirement of the deposit insurance system. The maximum insurance coverage limit is MYR250,000 ($60,000) per bank account. As of September 30, 2024 and 2023, the Company had cash and cash equivalents of $495,939 and $2,524,957, respectively, of which $164,045 and $2,032,346 were not covered by such insurance, respectively.

Accounts receivable, net

Accounts receivable primarily include service fees generated from providing online and offline advertising services, branding services and payment solution services to retail merchant customers (see Note 3).

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2024 and 2023, the bad debt allowance was $122,988 and $101,947, respectively.

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

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	4 to 10 years
Motor vehicles	5 years
Property - office building and office suite	50 years

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

Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful life
Computer software and applications	5-10 years
Computer system - AI calculation engine	5-10 years
Trademark	10 years
Technology	10 years
Customer relationship	10 years
Content assets-licensed movies and television series	Over the license period or estimated period of use

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

If the fair value is less than the carrying value, the goodwill of the reporting unit is determined to be impaired and the Company will record an impairment equal to the excess of the carrying value over its fair value. The Company recorded impairment losses for goodwill arising from the acquisition of One Eighty Ltd of $22,204,224, nil, and nil during the fiscal years ended September 30, 2024, 2023, and 2022.

Impairment of long-lived assets

Long-lived assets with finite lives, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2024 and 2023.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepaid expenses and other current assets, deferred revenue, taxes payable, due to a related party, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2024 and 2023, based upon the short-term nature of the assets and liabilities.

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of September 30, 2024 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets:
Short-term/long-term deposits	$847,087	$-	$-	$847,087

The Company measures certain non-financial assets on a non-recurring basis:

	Level 1	Level 2	Level 3	Total
Assets:
Intangible assets acquired from the acquisition of One Eighty Ltd	$-	$-	$23,500,000	$23,500,000
Goodwill arising from the acquisition of One Eighty Ltd	$-	$-	$60,040,024	$60,040,024

The fair value of the intangible assets and goodwill from the business combination (see Note 17) were determined based on the discounted cash flow method, which is an income approach, and required the use of inputs that were unobservable in the marketplace (Level 3), including a discount rate that would be used by a market participant, projections of revenue and cash flows.

Foreign currency translation

The functional currency for Starbox Group, Starbox International, Starbox Global, Irace Technology, ProSeeds, Trade Route, Carnegie Hill, One Eighty Ltd, and Benefit Pointer are the U.S Dollar (“US$”). Starbox Berhad, StarboxGB, StarboxSB, StarboxPB, One Eighty Holdings Sdn Bhd, 180 Degrees, and Media Elements use Malaysian Ringgit (“MYR”) as their functional currency. The Company’s consolidated financial statements have been translated into and reported in US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2024	September 30, 2023	September 30, 2022
Period-end spot rate	US$1=MYR4.1210	US$1=MYR4.6983	US$1=MYR4.6359
Average rate	US$1=MYR4.6494	US$1=MYR4.5263	US$1=MYR4.3041

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

In connection with these digital advertising services, the Company charges retail merchant customers nonrefundable digital advertising service fees. For advertisement design and consultation services, the Company’s stand-alone selling price ranges from approximately $4,000 to approximately $85,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. For advertisement display through logos, banners, push notifications, and posts by accounts of influencers and bloggers, the Company charges advertisers service fees with a range from approximately $5,000 to approximately $300,000, depending on the distribution channels used and the duration of the advertisement display. The Company is acting as a principal in providing digital advertising services to customers, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified services. The Company recognizes revenue for the amount of fees it receives from its customers, after deducting discounts and net of service taxes under ASC 606.

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

b) Brand-building-related consulting services

The Company’s advertising service revenue is derived principally from its advertising and brand-building-related consulting service agreements with customers, pursuant to which the Company provides creative ideas, strategies, proposals, and solutions to customers for advertising and brand positioning, helping them create appropriate advertising languages or images, identifying appropriate communication media channels, incorporating advertising and brand promotion strategies into their marketing plans, and recommending and coordinating the customers with relevant media channels for advertisement display or broadcasting. The Company’s advertising and brand-building-related consulting service agreements with customers are fixed-price agreements, and the service fees depend on the job scope and complexity of each project. It normally takes a few months to one year to complete a project, including market research, advertisement idea conceptualization, brand positioning proposals, and final delivery of customer-accepted proposals and solutions.

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

b) Payment solution services

In May 2021, the Company started to provide payment solution services to retail merchant customers by referring them to VE Services Sdn Bhd (“VE Services”), a Malaysian Internet payment gateway company and a related-party entity controlled by one of the shareholders of the Company. The Company entered into an appointment letter with VE Services and started to refer retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charges retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company is entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranges from 0.15% to 0.35% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acts as an agent in this type of transaction. The Company has no discretion in establishing prices and does not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue is recognized at the point when the payment is processed and the Company’s performance obligations are satisfied.

c) Media booking

The Company also sells media companies’ advertising spaces to merchant customers on behalf of media companies. Media channel booking includes press media booking, TV commercial airtime booking, broadcasting or radio media booking, billboard media booking, and digital media booking. The Company signs agency agreements with media companies to sell their advertising spaces to merchant customers who have advertising needs. The Company’s performance obligations include referring merchant customers to media companies and getting paid by media companies referral fees or commissions at pre-determined rates negotiated with the media companies, which are rates based on advertising amounts purchased or spent by merchant customers. Revenue is recognized at the point when merchant customers have posted their advertisements on the media channels. The Company is acting as an agent in these transactions, as it does not have discretion in establishing prices, and is not responsible for fulfilling the promise and providing customers the specified services and deliverables.

Revenue from software licensing

In 2023, the Company started its software licensing business, in which the Company develops software, such as the data management system, licenses the use right of the software to customers for certain periods of time for licensing income, and provides related technology support and system maintenance services on a monthly basis. A software licensing contract with a customer includes promises to transfer software products and provide technical support and system maintenance services, which are generally capable of being distinct performance obligations. Software licensing is considered a distinct performance obligation and is accounted for separately from the technical support and system maintenance services. Revenue from distinct software licensing is recognized at the point in time when the software is delivered to the customers. Revenue from technical support, system maintenance, and upgrades is recognized over the period in which the service is provided. The stand-alone sales prices (“SSPs”) for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Revenue from photograph, commercial video and audio recording, and production services (“production services”)

The Company signs fixed-price agreements with customers who already have their own concept or ideas for the commercial photo, video, and audio, but need professionals and talents to help turn their unique vision, voice, and expression into displayable and captivating advertisements in photograph, video, or audio format. The Company’s performance obligations include identifying, organizing, and coordinating with professional teams (including qualified photographers, videographers, film directors, actors or models, commercial voiceover talents, stylists, makeup artists, editors, video and audio engineers, and music mixing engineers) to perform such services, shooting location rental, equipment and transportation vehicle rental, developing the script for the dialog for photographing and video and audio recording, post production editing, and the delivery of final quality products to customers to satisfy their advertising needs. As a result of these combined performance obligations, the Company delivers the final photograph, video, or audio recording outputs to customers when the related services are rendered. These services are not distinct in the context of the service agreements because they are the inputs to deliver the combined output to the customers. The agreement with customers for such photograph, commercial video and audio recording, and production services specifies the service fees, payment terms, work scope, and arrangements. Once customers accept the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. The Company allocates a contract price to such single performance obligations at the point when the services are rendered and the photograph, video, or audio recording products are delivered to customers. Revenue is recognized at the point when the final products are delivered to customers and are accepted by them.

The Company is acting as a principal and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in selecting third-party professional teams to complete the advertising production job, and bears the risk for services that are not fully paid for by customers.

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

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Company’s disaggregation of revenue by service types for the fiscal years ended September 30, 2024, 2023, and 2022 is as follows:

	For the fiscal years ended September 30,
	2024	2023	2022

Revenue from advertising services	$1,941,510	$5,307,280	$7,174,050
Revenue from cash rebate, payment solution services, and media booking	245,684	84,592	20,137
Revenue from software licensing	2,435,148	5,715,333	-
Revenue from production services	854,328	362,040	-
Revenue from marketing and promotional campaign service	697,566	271,607	-
Total operating revenue	$6,174,236	$11,740,852	$7,194,187

Cost of revenue

Cost of revenue mainly consisted of labor costs and production costs for advertisement consultation, design, and production services of 180 Degrees and Media Elements.

Deferred revenue (contract liabilities)

In accordance with ASC 606, the Company recognizes revenue when a customer obtains control or satisfaction of the related performance obligation. Amounts in deferred revenue at period-end reflect orders for which cash payments are received or due prior to the transfer of control or satisfaction of the related performance obligation. Contract liabilities within the Company’s consolidated balance sheets as of September 30, 2024 and 2023 primarily consisted of deferred revenue. The Company’s performance obligations are generally satisfied within 12 months of the initial contract date. As of September 30, 2024 and 2023, deferred revenue amounted to $485,697 and $393,615, respectively.

Operating leases

On May 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of ASC Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet.

The Company determines if an arrangement contains a lease at the inception of a contract under ASC Topic 842. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, ROU assets and liabilities are recognized at the commencement date based on the present value of any remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets include adjustments for accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. When determining whether a lease qualifies as a short-term lease, the Company evaluates the lease term and the purchase option. Hence, the Company does not recognize any operating lease ROU assets and operating lease liabilities for short-term leases.

The Company evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations. There was no impairment for right-of-use lease assets as of September 30, 2024 and 2023.

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

Software development costs (research and development expenses)

The Company expenses software development costs as research and development (“R&D”) expenses for software that it intends to sell or lease (external-use), under ASC 985-20, as such expenses are incurred until technological feasibility is established, at which time such expenses are capitalized until the product is available for general release to customers. The Company capitalizes the software that is for internal use under ASC 350-40.

R&D expenses included in operating costs amounted to $85,670,072, $294,641, and $292,579 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2024, 2023, and 2022. The Company does not believe there was any uncertain tax provision as of September 30, 2024 and 2023.

The Company’s operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the fiscal years ended September 30, 2024, 2023, and 2022. As of September 30, 2024, all of the Company’s tax returns of its Malaysian subsidiaries remain open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

Service taxes

Service tax is a consumption tax levied by Malaysian tax authorities and is charged on any taxable service income (including digital services) provided in Malaysia by a registered company in carrying on their business. The rate of service tax is 6% ad valorem for all taxable services and digital services except for the provision of charge or credit card services. A taxable entity is a company that is registered or liable to be registered for service taxes. A company is liable to be registered if the total value of its taxable services for a 12-month period exceeds or is expected to exceed the prescribed registration threshold of MYR500,000 (approximately $107,000) as an advertising service provider. Service taxes amounted to $633,881, $494,125, and $262,816 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively and were recorded as a deduction against the Company’s gross revenue.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the fiscal years ended September 30, 2024, 2023, and 2022, there were no dilutive shares due to the feature of anti-dilutive.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

In November 2023, the FASB issued ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The update will require disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within segment profit and loss. Require that an entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less significant expenses disclosed and each reported measure of segment profit or loss. The amendments are effective for the Company as of the beginning of 2024 fiscal year, and interim periods beginning 2025, with early adoption permitted, and will be applied retrospectively to all prior periods presented. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company’s management does not believe the adoption of ASU 2024-03 will have a material impact on its financial statements and disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income, and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	September 30, 2024	September 30, 2023

Accounts receivable	$659,877	$9,507,102

Less: allowance for doubtful account	(122,988)	(101,947)
Accounts receivable, net	$536,889	$9,405,155

Approximately 79% of the accounts receivable balance as of September 30, 2024 has been collected as of the date of this report. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of September 30, 2024	Subsequent collection	% of subsequent collection
Less than 6 months	$327,057	$320,811	98%
From 7 to 9 months	398	-	-%
From 10 to 12 months	301,806	181,549	60%
Over 1 year	30,616	16,434	54%
Total gross accounts receivable	659,877	518,794	79%
Allowance for doubtful accounts	(122,988)	-	-
Accounts receivable, net	$536,889	$518,794	79%

NOTE 4—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2024	September 30, 2023

Prepaid expenses and other current assets:
Speedprop Global Sdn. Bhd. (1)	$-	$1,679,663
ARX Media Sdn. Bhd. (2)	9,554,295	11,207,178
Boring Lark Sdn. Bhd. (3)	-	1,704,376
Teclutions Sdn. Bhd. (4)	218,636	293,579
Others (5)	576,986	1,182,671

Total prepaid expenses and other current assets	$10,349,917	$16,067,467

The Company currently operates its business through its GETBATS, SEEBATS, and PAYBATS websites and mobile applications, 180 Degrees, and Media Elements. The satisfactory performance, reliability, and availability of the Company’s information technology systems are critical to its ability to drive more internet traffic to its advertising websites and mobile apps and provide effective digital advertising services for brands and retailers.

(1)	On June 19, 2022, the Company entered into an agreement with a third-party vendor, pursuant to which Speedprop Global Sdn. Bhd. (“Speedprop”) will help the Company develop the Augmented Reality (“AR”) travel guide app with key commercial objectives to provide personalized instant rebates, voucher distribution, and ad placements for merchants. Total contract price amounted to MYR10.8 million (approximately $2.3 million). As of September 30, 2024 and 2023, the Company had made prepayments of $1.7 million (MYR7.9 million), based on contracted payment terms and the progress of the app development. The remaining payments will be made when Speedprop completes the debugging and technical testing and delivers the app to the Company. On August 20, 2024, the unpaid balance of $0.6 million (MYR2.9 million) was waived as a result of the Company’s decision to continue with its own way of integration. The $1.7 million (MYR7.9 million) was transferred into intangible assets during the fiscal year ended September 30, 2024.

(2)

In order to upgrade the Company’s existing software and operating systems to increase the data processing capability, to diversify the Company’s business operation model, and to support its future business expansion, on August 1, 2022, the Company signed a contract with a third-party technology solution company, ARX Media Sdn. Bhd. (“ARX”), to conduct software application design and development for the Company’s Virtual Reality Rebate Mall project. ARX is a full-stacked technology solution company specializing in design and development of application of AR, Mixed Reality, Virtual Reality (“VR”), Integrated Business Solution, and Internet of Things to help business entities stand out among the crowd. Pursuant to the contract, ARX will help the Company conduct market research, prepare a feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging, and to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms. Total contract price for this project amounted to MYR14million (approximately $3.3 million). As of September 30, 2024 and 2023, the Company had made a prepayment of $2.8 million (MYR11.4 million) based on contracted payment terms and the progress of the project. The remaining payment will be made when ARX completes the debugging and technical testing and delivers the application to the Company, which is expected to be in 2025. During the fiscal year ended September 30, 2024, as significant milestones in the Virtual Reality Rebate Mall project were achieved, including software application design, system coding, and initial testing, the $2.8 million (MYR 11.4 million) prepayment was transferred into intangible assets.

In October 2022, the Company signed a new contract with ARX, to conduct a software application design and development project. Total contract price amounted to MYR218.75 million (approximately $53.1 million) to be performed in three years from the agreement date, including Rebates Mall software design and customization, AR software development, and database processing capacity improvement. The total contract price of $53.1 million will be paid in five installments within the next two years, depending on the progress of the software application development project. Pursuant to the contract terms, as of September 30, 2024 and 2023, the Company made a total prepayment of $28.4 million (MYR117.0 million) and $25.2 million (MYR111.0 million), respectively, as the first two installment payments to ARX, of which, $19.4 million (MYR80 million) was transferred into intangible assets during the fiscal year ended September 30, 2023 when ARX completed the application design and development of AI calculation engine and related modules, and delivered them to the Company (see Note 6). For the remaining services under the ARX agreement, the Company may, at its discretion, terminate the ARX agreement if the software design and development proposal provided by ARX does not meet the Company’s expectations and it may request a refund of the remaining deposit by giving two months’ notice and the deposit shall be refunded to the Company based on pro-rated basis on the uncompleted period of the ARX agreement. On May 15, 2024, the Company requested ARX to halt the project due to a shift in the Company’s priorities to align with its evolving business strategy and resource allocation needs.

On June 12, 2023, the Company entered into project agreement with ARX, for ARX to develop a full set of AI advertisement engine and analytical system. The total contract price amounted to MYR15.0 million (approximately $3.6 million). As of September 30, 2024 and 2023, the Company had made a prepayment of $0.5 million (MYR2.3million). The agreement has been split into two separate deliverables. The first deliverable is expected to be delivered by March 2025, and the second deliverable is expected to be delivered by December 2025.

(3)	On January 16, 2023, the Company entered into an agreement with a third-party vendor, Boring Lark Sdn Bhd. (“Boring Lark”), to conduct design and application development of an Artificial Intelligence Chatbot systems and also provide system maintenance services to the Company. A total contract price of $2.4 million (MYR10 million) will be paid to Boring Lark in four installments within the service term of one year, depending on the progress of the system application development project. Pursuant to the contract terms, from January 2023 to February 2023, the Company made the first two installment payments of $1.9 million (MYR8 million) to Boring Lark. During the fiscal year ended September 30, 2024, the $1.9 million (MYR8 million) was transferred into intangible assets. As of the date of this report, the program development has been completed. The Company has decided to proceed with its own integration method, and plans to seek a waiver for the unpaid balance of $0.5 million (MYR2 million).

(4)

On January 17, 2023, the Company entered into an agreement with a third-party vendor, Teclutions Sdn. Bhd. (“Teclutions”), pursuant to which, Teclutions will utilize the VR technology to help the Company design a Conversational AI Chatbot system for integration of the mobile app and website. A total contract price of $0.2 million (MYR0.6 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, from January to March 2024, the Company made the first two installment payments of $0.1 million (MYR0.5 million) to Teclutions. The development of the system has been completed and integration is on hold pending completion of other modules. During the fiscal year ended September 30, 2024, the $0.1 million (MYR 0.5 million) was transferred into intangible assets. The final payment will be made by the Company upon the completion of the integration with other modules.

On March 15, 2023, the Company entered into another agreement with Teclutions to design and develop a Conversational AI Chatbot Integration VR headgear platform. A total contract price of $0.3 million (MYR1 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, the Company made the first two payments of $0.2 million (MYR0.9 million) to Teclutions. During the fiscal year ended September 30, 2024, the $0.2 million (MYR 0.9 million) was transferred into intangible assets. As of the date of this report, the project has been completed and integration is on hold pending completion of other modules. The final payment will be made by the Company upon completion of the integration with other modules.

On July 10, 2023, the Company entered into another agreement with Teclutions to develop a GETBATS descriptive analysis system. A total contract price of $0.2 million (MYR0.7 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, as of September 30, 2024, the Company made the first payments of $0.1 million (MYR0.4 million) to Teclutions. As of the date of this report, the project is in its final stage and is expected to complete in 2025. The final payment will be made by the Company upon the completion of the integration and other modules.

In addition, on July 15, 2023, the Company entered into another agreement with Teclutions to develop a promotion and advertisement system aimed at attracting online customers to physical stores through augmented reality technology. A total contract price of $0.3 million (MYR1 million) will be paid to Teclutions in three installments depending on the progress of system application development project. Pursuant to the contract terms, as of September 30, 2024, the Company made the first payments of $0.1 million (MYR0.5 million) to Teclutions. The development of the system is in final stage and is expected to complete in 2025. The final payment will be made by the Company upon the completion of the integration and other modules.

(5)	Prepayments to others primarily include prepayments to third-party vendors and service providers for domain renewal services, promotion and advertisement system integration services, rental deposits, and prepayment of taxes.

As of September 30, 2024 and 2023, there was no allowance for doubtful accounts recorded as the Company considers all of the prepayments are fully realizable.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	September 30, 2024	September 30, 2023

Office equipment and furniture	$374,572	$293,746
Motor vehicles	241,136	211,710
Property - office building and office suite	3,707,793	3,255,319
Less: accumulated depreciation	(1,503,276)	(1,237,594)
Property and equipment, net	$2,820,225	$2,523,181

Depreciation expenses were $83,017, $21,853, and $4,103 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	September 30, 2024	September 30, 2023

Computer software and applications (1)	$8,026,326	$932,757
Computer system – AI calculation engine (2)	19,415,600	17,043,760
Content assets – licensed movies and television series (3)	122,257	107,337
Trademark (4)	1,400,000	1,400,000
Technology (4)	9,200,000	9,200,000
Customer relationships (4)	12,900,000	12,900,000
Less: accumulated amortization	(6,561,725)	(1,917,804)
Intangible asset, net	$44,502,458	$39,666,050

(1)	In order to support the Company’s expansion of its digital advertising service and cash rebate service businesses, in December 2021, the Company purchased packaged computer software and applications from a third-party vendor at the aggregate cost of $0.44 million (MYR2.12 million) to improve certain functions of its cash rebate and digital advertising operating systems, such as the optimization of the cash rebate calculation and settlement, a more user-friendly shopping cart and eWallet module, a better integration of the SEEBATS website and mobile app with a licensed content provider, and a multilingual interface. In addition, from June 2022 to September 2022, the Company further purchased from the same third-party vendor the packaged computer software and applications in the aggregate amount of $0.49 million (MYR2.32 million) to add an embedded treasure hunt system into the Company’s digital advertising operating systems, to improve the coding, rating, and comment function and optimize its SEEBATS mobile app. During the fiscal year ended September 30, 2024, the Company incurred additional intangible assets including $1.91 million (MYR 7.88 million) for the development and completion of the AR travel app for instant rebates, voucher distribution, and merchant advertisement placement; $2.78 million (MYR11.45 million) for the completion of VR content design and systems to enhance user experience and engagement; and $2.28 million (MYR9.38 million) for the completion of an artificial intelligence (AI) chatbot system integrated with user interface / user experience features and the Android platform. The Company amortizes the intangible assets over its estimated useful life ranging from five to 10 years.

(2)	As disclosed in Note 4, in October 2022, the Company signed a contract with ARX, to conduct software application design and development project with total contract price of $47.2 million. In March 2023, ARX completed the AI calculation engine development as part of the software project that the Company engages ARX to perform. AI calculation engine is a software solution designed to provide advance calculations and analysis based on artificial intelligence algorithms. The software has been thoroughly tested for performance, functionality and compatibility, and the Company had $19.41 million intangible assets from ARX project as of September 30, 2024. The Company amortizes the intangible assets over its estimated useful life of 10 years.

(3)	The Company’s Malaysian subsidiary, StarboxSB, operates the SEEBATS website and mobile app, on which viewers may watch movies and television series through over-the-top streaming. These movies and television series are licensed from third-party content providers. The Company acquires and licenses such movies and television series content in order to offer members unlimited viewing of such content to drive traffic on the SEEBATS website and mobile app. The content licenses are for a fixed fee and specific windows of availability.

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

(4)	Trademark, technology, and customer relationships arose from the acquisition of One Eighty Ltd (see Note 17). The Company amortizes trademark, technology, and customer relationships over an estimated useful life of 10 years.

Total amortization of above-mentioned intangible assets amounted to $4,219,327, $1,818,449, and $157,164 for the ended September 30, 2024, 2023, and 2022, respectively.

As of September 30, 2024, the estimated future amortization expenses of the intangible assets were as follow:

12 months ending September 30,	Amortization expenses

2025	$5,149,950
2026	5,149,950
2027	5,149,950
2028	5,149,906
2029	5,149,863
Thereafter	18,752,839
Total	$44,502,458

NOTE 7 — ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

Accrued liabilities and other payables, consisted of the following:

	September 30, 2024	September 30, 2023
Accrued expenses	$352,899	$287,846
Service payables	10,755	202,494
Other payables	651,595	780,747
Accrued liabilities and other payables	$1,015,249	$1,271,087

Service payable represented the advertisement fee the Company collects on behalf of the media companies for customers posting the advertisement on the media channels. The Company submits the advertisement fee to media companies within a short period of time when the Company receives a service statement and invoice from the media companies. Other payables were mainly consisted of payables for professional fees, advances from customers and an advance from a former shareholder, which is non-interest-bearing.

NOTE 8 — LOANS PAYABLE

The Company had the following bank loans as of September 30, 2024, which arose from acquisition of One Eighty Ltd on June 26, 2023:

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Loan Term	Purpose of loan	Balance as of September 30, 2024
CIMB BANK BERHAD	5/23/2014	$591,199	BLR*-2.10%	240 months	Real property loan	$452,306
	5/23/2014	188,742	BLR*-2.10%	240 months	Real property loan	152,050
Hong Leong Islamic Bank	2/26/2019	229,513	IFR**-2.55%	216 months	Real property loan	199,248
	2/26/2019	235,553	IFR**-2.55%	216 months	Real property loan	204,385
	2/26/2019	439,181	IFR**-2.55%	216 months	Real property loan	380,822
	2/26/2019	319,248	IFR**-2.55%	216 months	Real property loan	277,098
	2/26/2019	511,012	IFR**-2.55%	216 months	Real property loan	443,070
Hong Leong Islamic Bank	4/23/2020	215,708	3.50%	66 months	Working capital	63,760
Total		$2,730,156				$2,172,739

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Loan Term	Purpose of loan	Balance as of September 30, 2023
CIMB BANK BERHAD	5/23/2014	$591,199	BLR*-2.10%	240 months	Real property loan	$423,661
	5/23/2014	188,742	BLR*-2.10%	240 months	Real property loan	142,283
Hong Leong Islamic Bank	2/26/2019	229,513	IFR**-2.55%	216 months	Real property loan	185,663
	2/26/2019	235,553	IFR**-2.55%	216 months	Real property loan	190,461
	2/26/2019	439,181	IFR**-2.55%	216 months	Real property loan	354,897
	2/26/2019	319,248	IFR**-2.55%	216 months	Real property loan	258,212
	2/26/2019	511,012	IFR**-2.55%	216 months	Real property loan	412,914
Hong Leong Islamic Bank	4/23/2020	215,708	3.50%	66 months	Working capital	102,472
Total		$2,730,156				$2,070,563

*	Base lending rate

**	Islamic financing rate

The above bank loans were for the acquisition of freehold office buildings and working capital purposes, and were secured by the following:

a.	A facility agreement as principal instrument;
b.	Joint and several guarantee by the directors of 180 Degrees;
c.	A corporate guarantee by 180 Degree Strategic Communications Sdn Bhd.;
d.	A deed of assignment over the properties, power of attorney, and other documents or security documents may be required by the banks from time to time;
e.	First-party/third-party upfront fixed deposit;
f.	A memorandum of deposit (creating a charge) and letter of authorization by the directors of 180 Degrees in favor of the banks in respect of fixed deposits together with all interest accruing from time to time in respect of the fixed deposits; and
g.	A guarantee from Credit Guarantee Corporation Bhd.

Loans from a third party

On January 31, 2024, the Company entered into a loan agreement with a third-party for $100,000, with an annual interest rate of 4.5%. The loan is unsecured and required to be repaid on January 29, 2029. As of September 30, 2024, the outstanding loan balance was $100,000 with accrued interest of $3,706.

On April 25, 2024, the Company entered into another new loan agreement with the same third-party for $262,500, with an annual interest rate of 4.5%. The loan is unsecured and required to be repaid on April 24, 2029. As of September 30, 2024, the outstanding loan balance was $100,000 with accrued interest of $2,461.

On June 5, 2024, the Company entered into another loan agreement with the same third-party for $150,000, with an annual interest rate of 4.5%. The loan is unsecured and required to be repaid on June 4, 2029. As of September 30, 2024, the outstanding loan balance was $150,000 with accrued interest of $2,452.

As of September 30, 2024, the future minimum loan payments to be paid by the year are as follows:

12 months ending September 30,	Loan payment
2025	$283,276
2026	240,706
2027	229,369
2028	229,369
2029	229,369
Thereafter	2,264,425
Total future minimum loan payments	3,476,514
Less: imputed interest	(953,775)
Present value of loan liabilities	$2,522,739

The Company recorded interest expenses of $93,646, $31,365, and nil during the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

NOTE 9 — TAXES

a.	Corporate Income Taxes (“CIT”)

Cayman Islands, BVI, and Samoa

Under the current tax laws of the Cayman Islands and BVI, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Samoa has taxes for local business and residents at a rate of 27%. However, all Samoan international offshore companies are free from all local taxation, which includes, but is not limited to taxes on profits, capital gains, transactions, and contracts.

Republic of Seychelles

ProSeeds, Trade Router, and Carnegie Hill are incorporated in the Republic of Seychelles. The standard corporate tax is levied on companies at the following progressive rates: taxable income up to SCR1 million is subject to a 15% tax rate (reduced from 25%, effective January 1, 2022); and taxable income above SCR1 million is subject to a 25% tax rate (reduced from 30%, effective January 1, 2022). However, International Business Companies (“IBCs”) in Republic of Seychelles enjoy the following tax exemptions:

●	Zero corporate income tax for profits generated outside Seychelles
●	Dividends, royalties and interact payments are exempt from withholding taxes
●	No Capital gain tax

Malaysia

Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 15% for the first MYR150,000 (approximately $37,500) taxable income, and 17% for taxable income between MYR150,000 (approximately $37,500) to MYR600,000 (approximately $150,000), with the remaining balance of taxable income being taxed at the 24% rate. For the fiscal years ended September 30, 2024, 2023, and 2022, the statutory tax rate for each of the Company’s Malaysia subsidiaries was 24%, as a result the consolidated paid-in capital of the Company exceeded MYR2,500,000.

On June 13, 2023, StarboxGB submitted an application to be recognized as a Malaysia Digital Status company. This application received approval from the Malaysia Digital Economy Corporation Sdn Bhd (MDEC) on February 28, 2024. The approved business activities include (a) artificial intelligence in (i) Starbox AI data analysis & management tools and related services; (ii) Starbox AI calculation engine and related services; (iii) Starbox AI content solution and related services; and (b) creative media technology in Starbox VR solutions and related services. The approval is subject to certain terms and conditions, and StarboxGB is entitled to a 100% tax exemption for the approved business activities mentioned herein for a period of five years.

The components of the income tax provision were as follows:

	For the fiscal years ended September 30,
	2024	2023	2022
Current income tax expense
Cayman Island	$-	$-	$-
Malaysia	49,391	1,276,701	1,407,449
Subtotal	49,391	1,276,701	1,407,449

Deferred income tax expense (benefit)
Cayman Island	-	-	-
Malaysia	(594,209)	857,381	-
Total income tax expense (benefit)	$(544,818)	$2,134,082	$1,407,449

Reconciliation of the differences between the income tax provision computed based on the Malaysia unified statutory income tax rate and the Company’s actual income tax provision for the fiscal years ended September 30, 2024, 2023, and 2022, respectively, were as follows:

	For the fiscal years ended September 30,
	2024	2023	2022
Income (loss) tax provision computed based on Malaysia unified income tax statutory rate	$(27,293,476)	$1,761,266	$1,410,066
Effect of tax exemption due to reduced income tax rate for small and medium sized companies	26,904,116	(1,460)	-
Permanent difference	(301,524)	374,276	401,286
Change in valuation allowance	146,066	-	(403,903)
Actual income tax expense (benefit)	$(544,818)	$2,134,082	$1,407,449

Deferred tax assets

The Company’s deferred tax assets were comprised of the following:

	As of September 30, 2024	As of September 30, 2023

Deferred tax assets derived from net operating loss carry forwards	$164,366	$229,233
Less: valuation allowance	(164,366)	(35,174)
Deferred tax assets	$-	$194,059

Movement of valuation allowance:

	As of September 30, 2024	As of September 30, 2023

Balance as of beginning of the period	$35,174	$35,174
Current period change	110,176	-
Effect of foreign currency translation	19,016	-
Balance as of end of the period	$164,366	$35,174

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Management concluded that the chances for the operating subsidiaries that suffered recurring losses in prior periods to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote; accordingly, the Company provided valuation allowance of $164,366, $35,174, and $35,174 for the deferred tax assets of these subsidiaries for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. For the fiscal years ended September 30, 2024, 2023, and 2022, the change in valuation allowance amounted to $129,192, nil, and $(102,758), respectively.

Deferred tax liabilities

The Company’s deferred tax liabilities was comprised of the following:

	As of September 30, 2024	As of September 30, 2023

Difference between tax and book basis of depreciation and amortization expense	$954,078	$966,978
Intangible assets acquired through the acquisition of One Eighty Ltd.	4,935,000	5,640,000
Less: deferred tax assets	-	(194,059)
Deferred tax liabilities, net	$5,889,078	$6,412,919

b.	Taxes payable

As of September 30, 2024 and 2023, taxes payable consisted of the following:

	As of September 30, 2024	As of September 30, 2023
Income tax payable	$140,753	$326,389
Service tax payable	633,881	495,156
Less: tax prepaid	-	(482,195)
Total	$774,634	$339,350

Prepaid income tax	$1,169,394	$-

NOTE 10 — RELATED PARTY TRANSACTIONS

a.	Name of related parties

Name of Related Party	Relationship to the Company
Choo Keam Hui	The Company’s former director and one of the directors of Starbox Berhad
Zenapp Sdn Bhd (“Zenapp”)	An entity controlled by Choo Keam Hui prior to September 20, 2021
Bizguide Corporate Service Sdn Bhd	An entity controlled by Khoo Kien Hoe, the CFO and executive director of Starbox Group
KH Advisory Sdn Bhd	An entity controlled by Khoo Kien Hoe, the CFO and executive director of Starbox Group
VE Services	An entity controlled by Choo Teck Hong, one of the Company’s beneficial shareholders, a director of Starbox Berhad, and a sibling of Choo Keam Hui
Chan Chee Hong	Director, chief executive officer, and shareholder of One Eighty Ltd and 180 Degrees
Chan Foong Ming	Sister of Chan Chee Hong and director of Media Elements
180 Degrees Strategic Communications Sdn Bhd	An entity controlled by Chan Chee Hong
181 Degree Holding Sdn Bhd	An entity controlled by Chan Chee Hong
Infinity Elements Sdn Bhd	An entity controlled by Chan Foong Ming

b.	Due from related parties

Due from related parties consisted of the following:

Name	September 30, 2024	September 30, 2023
Chan Foong Ming	$-	$1,094
Chan Chee Hong	33,000	45,000
Infinity Elements Sdn Bhd	38,219	66,187

Total	$71,219	$112,281

As of September 30, 2024 and 2023, the balances due from Chan Foong Ming and Chan Chee Hong were short-term advances, unsecured, bearing no interest, and payable upon demand, and the balance due from Infinity Elements Sdn Bhd was ordinary trade in nature between Media Elements Sdn Bhd and Infinity Elements Sdn Bhd.

c.	Due to related parties

Due to related parties consisted of the following:

Name	September 30, 2024	September 30, 2023
Bizguide Corporate Service Sdn Bhd	$2,832	$1,892
KH Advisory Sdn Bhd	6,297	937
180 Degrees Strategic Communications Sdn Bhd	177,632	132,774
181 Degree Holding Sdn Bhd	6,794	5,965
Choo Keam Hui	44,002	-
Chan Chee Hong	64,087	105,268
Total	$301,644	$246,836

As of September, 2024 and 2023, the balance due to Chan Foong Ming, Choo Keam Hui, and Chan Chee Hong were short-term advances, unsecured, bearing no interest, and payable upon demand.

As of September 30, 2024 and 2023, the balance due to Bizguide Corporate Service Sdn Bhd and KH Advisory Sdn Bhd was the fee to be paid for secretarial and tax consulting services, and the balance due to 180 Degree Holding Sdn Bhd and 180 Degrees Strategic Communications Sdn Bhd was ordinary trade in nature.

d.	Revenue from a related party

In May 2021, the Company started to provide payment solution services to merchants by referring them to VE Services. As of September 30, 2024 and 2023, the Company referred 39 and 37 merchants to VE Services for payment processing and earned an accumulative total in commission fees of $2,779 and $7,566, respectively, which were reported as revenue from payment solution services in the consolidated financial statements.

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

At the 2024 annual general meeting of shareholders of the Company held on June 27, 2024, the shareholders of the Company approved and adopted, among other resolutions, (1) as an ordinary resolution, to authorize, establish, and designate two new classes of ordinary shares of the Company, being Class A Ordinary Shares and Class B Ordinary Shares; and (2) as an ordinary resolution, to redesignate: (i) the 12,800,000 authorized and issued Ordinary Shares held by Nevis International B & T Sdn Bhd (the “Nevis Shares”) as Class B Ordinary Shares; (ii) 161,704,984 of the authorized and issued Ordinary Shares, not including the Nevis Shares, as Class A Ordinary Shares; and (iii) 708,495,016 of the authorized but unissued Ordinary Shares as Class A Ordinary Shares. Pursuant to the resolutions, (i) holders of Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights; (ii) in respect of all matters subject to vote at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 100 votes per one Class B Ordinary Share; (iii) the Class A Ordinary Shares will not be convertible into shares of any other class; and (iv) the Class B Ordinary Shares will be convertible into Class A Ordinary Shares at any time after issuance at the option of the holder, and each one Class B Ordinary Share will be convertible into 10 Class A Ordinary Shares.

The Company effect a consolidation of all of the Company’s (i) authorized issued and unissued Class A ordinary shares, (ii) authorized, issued and unissued Class B ordinary Shares, and (iii) authorized and unissued preferred shares on a 16:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors on September 9, 2024, and approved by the Company’s shareholders on October 23, 2024. With effect immediately following the Share Consolidation, the Company’s authorized share capital was increased from US$999,000 divided into 55,500,000 shares to US$9,990,000 divided into 555,000,000 shares. As a result of the Share Consolidation, each of (i) the 870,200,000 authorized Class A ordinary shares, issued and unissued, in the Company of US$0.001125 par value were automatically consolidated into to 54,387,500 Class A ordinary shares of US$0.018 par value each, (ii) the 12,800,000 authorized and issued Class B ordinary shares in the Company of US$0.001125 par value were automatically consolidated into 800,000 Class B ordinary shares of US$0.018 par value each, and (iii) the 5,000,000 authorized and unissued preferred shares in the Company of US$0.001125 par value were automatically consolidated into 312,500 preferred shares of US$0.018 par value each, without any action on the part of the shareholders.

Underwriter Representative Warrants

In connection with the Company’s IPO, the Company issued warrants to the underwriter, to purchase 376,250 ordinary shares (pre-reverse split) of the Company (equal to 7% of the total number of Ordinary Shares sold in the IPO, including any shares issued upon exercise of the underwriters’ over-allotment option) (the “Representative Warrants”). These warrants have a term of five years, with an exercise price of $5.60 per share (equal to 140% of the Company’s IPO offering price of $4.00 per share). The Representative Warrants may be exercised on a cashless basis. The Representative’s Warrants are exercisable after the date of issuance, and are exercisable until expiration on the five year anniversary of the date of commencement of sales of the public offering. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. As of September 30, 2024 and 2023, the Representative’s Warrants were not exercised. The weighted average remaining life of the Representative’s Warrants was 2.9 years as of September 30, 2024.

Private Placement

On October 26, 2022, the Company entered into certain subscription agreements (the “Subscription Agreements”) with four investors (the “Subscribers”). Pursuant to the Subscription Agreements and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended, the Company agreed to sell and the Subscribers agreed to purchase an aggregate of 9,000,000 ordinary shares (pre-reverse split) of the Company at a price of $1.40 per share (the “Private Placement”). On November 3, 2022, the Company closed the Private Placement and issued and sold an aggregate of 9,000,000 ordinary shares (pre-reverse split) to the Subscribers at a price of $1.40 per share for the gross proceeds of $12.60 million; the Company received net proceeds of $11.77 million after deducting the placement agent’s fees and other related offering expenses. The management of the Company has sole and absolute discretion concerning the use of the proceeds from the Private Placement.

Acquisition of One Eighty Ltd

On July 10, 2023, the Company issued the first tranche of consideration shares, an aggregate of 8,755,000 ordinary shares (pre-reverse split), to the then shareholders of One Eighty Ltd in connection with the acquisition of 51% of the issued share capital in One Eighty Ltd.

On September 1, 2023, the Company issued the second tranche of consideration shares, an aggregate of 8,755,000 ordinary shares (pre-reverse split), to the then shareholders of One Eighty Ltd in connection with the acquisition of 51% of the issued share capital in One Eighty Ltd.

At-the-market offering

In October 2023, the Company sold a total of 119,984 ordinary shares (pre-reverse split) of the Company through at-the-market offerings for net proceeds of $119,388 after deducting the commission; however, the Company incurred offering costs of $296,809.

Shares issued for R&D expenses

The Company issued 12,000,000 (pre-reverse split) ordinary shares on November 13, 2023, at the share price of $0.679 per share for a total fair value of $8,148,000, for purchasing the 100% ownership of ProSeeds.

The Company issued 8,000,000 (pre-reverse split) ordinary shares on February 19, 2024, at the share price of $0.207 per share for a total fair value of $1,656,000, for purchasing the 100% ownership of Trade Router.

The Company issued 18,000,000 (pre-reverse split) ordinary shares on March 22, 2024, at the share price of $0.1790 per share for a total fair value of $3,222,000, for purchasing the 100% ownership of Carnegie Hill.

The Company issued 18,000,000 (pre-reverse split) ordinary shares on April 19, 2024, at the share price of $0.210 per share for a total fair value of $3,780,000, for purchasing the 100% ownership of Rainbow Worldwide.

ProSeeds, Trade Router, and Carnegie Hill have no operations but own a series of advanced multi-level marketing software, AIGC system, and Advanced Intelligent system. ProSeeds, Trade Router, and Carnegie Hill are not considered a business under ASC 805-10, because they do not have any process or system to create the output from the software systems they own. Accordingly, the Company accounts for the transactions as asset acquisitions in accordance with ASC 805-50. The Company will integrate these intangible assets into a comprehensive and advanced AI system along with other modules and software the Company is going to acquire or develop. Therefore, the Company expensed these intangible assets they acquired as R&D expenses as the feasibility stage of the comprehensive and advanced AI system has not been reached.

On May 3, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Bella Bambina Limited (“Bella Bambina”), as the seller, with respect to certain shopping rebate and loyalty software and related assets (the “Loyalty Engine Software”). Irace Technology acquired all of the rights, title, and interests in the Loyalty Engine Software. In consideration, on May 21, 2024, the Company issued to the four shareholders of Bella Bambina an aggregate of 21,500,000 (pre-reverse split) ordinary shares with a fair value of $3,655,000 at the share price of $0.17 per share.

On May 28, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Raetia Holdings Limited (“Raetia Holdings”), as the seller, with respect to certain virtual reality software and related assets (the “Virtual Reality Software”). Irace Technology acquired from Raetia Holdings all of the rights, title, and interests in the Virtual Reality Software. In consideration, on June 13, 2024, the Company issued to the four shareholders of Raetia Holdings an aggregate of 25,000,000 (pre-reverse split) ordinary shares with a fair value of $4,750,000 at the share price of $0.19 per share.

On June 14, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Bardi Equity Limited (“Bardi Equity”), as the seller, with respect to certain virtual space rebates mall module software and related assets (the “Virtual Space Software”). Irace Technology agreed to acquire from Bardi Equity all of the rights, title, and interests in the Virtual Space Software. In consideration, on July 2, 2024, the Company issued to the four shareholders of Bardi Equity an aggregate of 29,000,000 (pre-reverse split) ordinary shares with a fair value of $5,046,000 at the share price of $0.174 per share.

On July 2, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Consolidated ideals Limited (“Consolidated Ideals”), as the seller, with respect to certain virtual reality Events Module software and related assets (the “Virtual Reality Events Module Software”). Irace Technology acquired from Consolidated ideals all of the rights, title, and interests in the Virtual Reality Events Module Software. In consideration, on July 18, 2024, the Company issued to the shareholders of Consolidated ideals an aggregate of 32,500,000 ordinary shares with a fair value of $6,012,500 at the share price of $0.185 per share.

On July 18, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with First Premier Holdings Ltd (“First Premier”), as the seller, with respect to certain Virtual Reality Conference Platform software and related assets (the “Virtual Reality Software”). Irace Technology agreed to acquire from First Premier all of the rights, title, and interests in the Virtual Reality Software. In consideration, on August 5, 2024, the Company issued to the four shareholders of First Premier an aggregate of 37,000,000 ordinary shares with a fair value of $6,401,000 at the share price of $0.173 per share.

On July 18, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Camilla Consulting Ltd (“Camilla Consulting”), as the seller, with respect to certain Virtual Space Immersive Advertisement System Engine software and related assets (the “Virtual Space Immersive Software”). Irace Technology agreed to acquire from Camilla Consulting all of the rights, title, and interests in the Virtual Space Software. In consideration, on August 5, 2024, the Company issued to the shareholders of Camilla Consulting an aggregate of 32,500,000 ordinary shares with a fair value of $5,622,500 at the share price of $0.173 per share.

On August 7, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Global Clearing Solutions Limited (“Global Clearing”), as the seller, with respect to certain Virtual Interactive Enterprise Showroom System Engine software and related assets (the “Virtual Interactive Enterprise Showroom Software”). Irace Technology agreed to acquire from Global Clearing all of the rights, title, and interests in the Virtual Interactive Enterprise Showroom Software. In consideration, on August 22, 2024, the Company issued to the shareholders of Global Clearing an aggregate of 50,000,000 ordinary shares with a fair value of $7,500,000 at the share price of $0.15 per share.

On August 26, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with AMIS ET Coping Inc (“AMIS”), as the seller, with respect to certain Virtual Space Football System Engine software and related assets (the “Virtual Space Football Software”). Irace Technology agreed to acquire from AMIS all of the rights, title, and interests in the Virtual Space Football Software. In consideration, on September 10, 2024, the Company issued to the shareholders of AMIS an aggregate of 62,775,000 ordinary shares with a fair value of $10,734,525 at the share price of $0.171 per share.

On August 26, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with First Start Company Limited (“First Start”), as the seller, with respect to certain Virtual Immersive SkyPark software and related assets (the “Virtual Immersive SkyPark Software”). Irace Technology agreed to acquire from First Start all of the rights, title, and interests in the Virtual Immersive SkyPark Software. In consideration, on September 10, 2024, the Company issued to the shareholders of First Start an aggregate of 60,000,000 ordinary shares with a fair value of $10,260,000 at the share price of $0.171 per share.

NOTE 12 — CONCENTRATIONS AND CREDIT RISK

As of September 30, 2024 and 2023, the Company’s substantial assets were located in Malaysia and the Company’s substantial revenue was derived from its subsidiaries located in Malaysia.

For the fiscal year ended September 30, 2024, one customer accounted for 23.6% of the Company’s total revenue. For the fiscal year ended September 30, 2023, two customers accounted for 23.1% and 23.8% of the Company’s total revenue. For the fiscal year ended September 30, 2022, no customer accounted for more than 10% of the Company’s total revenue.

As of September 30, 2024, four customers accounted for approximately 12.2%, 11.8%, 11.6%, and 11.1% of the Company’s total accounts receivable. As of September 30, 2023, three customers accounted for approximately 23.8%, 12.0%, and 11.3% of the Company’s total accounts receivable, respectively.

For the fiscal year ended September 30, 2024, one customer accounted for 11.2% of the Company’s total purchase. For the fiscal year ended September 30, 2023 and 2022, no single vendor accounted for more than 10% of the Company’s total purchases.

As of September 30, 2024, two customers accounted for approximately 18.5% and 11.9% of the Company’s total accounts payable, respectively. As of September 30, 2023, no customer accounted for more than 10% of the Company’s total accounts payable.

NOTE 13 — CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

For the fiscal years ended September 30, 2024, 2023, and 2022, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

NOTE 14 — LEASES

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	September 30, 2024	September 30, 2023

Operating lease right-of-use assets	$189,813	$166,649
Right-of-use assets - accumulated amortization	(78,916)	(21,748)
Right-of-use assets, net	$110,897	$144,901

Operating lease liabilities – current	$56,761	$47,537
Operating lease liabilities – non-current	54,136	97,364
Total operating lease liabilities	$110,897	$144,901

During the fiscal years ended September 30, 2024, 2023, and 2022, the Company incurred total ASC 842 operating lease expenses of $55,828, $41,090, and $56,690, respectively.

Office leases

On June 15, 2023, the Company entered into two lease agreements with Berjaya Steel Works Sdn Bhd, with a term of two years from May 1, 2023 to April 30, 2025 with the monthly rent of MYR6,700 and MYR6,700, respectively (approximately $1,500 and $1,500, respectively). The leases have the option to renew for one year. On May 1, 2023, the Company entered into a lease agreement with Woon Chun Yin, with a term of two years from May 1, 2023 to April 30, 2025 with the monthly rent of MYR7,100 (approximately $1,590). The lease has the option to renew for two years.

The weighted average remaining lease terms and discount rates for all of office leases were as follows as of September 30, 2024 and 2023:

	September 30, 2024	September 30, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term	1.91 years	2.91 years
Weighted average discount rate *	5.0%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

As of September 30, 2024, the maturities of operating lease liabilities were as follows:

12 months ending September 30,	Lease payment
2025	$55,824
2026	43,640
2027	12,060
2028	-
Total future minimum lease payments	111,524
Less: imputed interest	(1,565)
Total	$109,960

Equipment leases

Effective as of June 20, 2020, the Company entered into a 60-month lease for a photocopier. The monthly rent is approximately $95.

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2024 and 2023:

	September 30, 2024	September 30, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.67 years	1.67 years
Weighted average discount rate *	5.0%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

As of September 30, 2024, the maturities of operating lease liabilities were as follows:

12 months ending September 30,	Lease payment
2025	$957
Total future minimum lease payments	957
Less: imputed interest	(20)
Total	$937

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

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has following operating segments as defined by ASC 280, including advertising services, cash rebate, and payment solution and media booking services, software licensing income from software development services, advertisement production income, and promotional campaign services.

Revenue by service categories

The following tables present summary information by segment for the fiscal years ended September 30, 2024, 2023, and 2022, respectively:

	For the fiscal year ended September 30, 2024
	Cash rebate and payment solution services and media booking	Advertising Services	Revenue from software licensing	Production income	Marketing and promotional campaign service	Total

Revenue	$245,684	$1,941,508	$2,435,151	$854,328	$697,565	$6,174,236
Operating expenses	602,435	3,531,702	90,205,163	1,399,577	1,145,569	96,884,446
Loss from operations	(356,751)	(1,590,194)	(87,770,012)	(545,249)	(448,004)	(90,710,210)
Income tax expense (benefit)	74,017	(176,999)	(368,165)	(40,648)	(33,024)	(544,818)
Net loss	$(754,830)	$(4,583,024)	$(92,522,330)	$(1,896,994)	$(1,549,782)	$(101,306,959)
Capital expenditure	$12,333	$8,182	$8,185	$3,545	$3,206	$35,451
Total assets	$4,743,109	$23,002,380	$85,717,675	$4,069,187	$3,411,698	$120,944,049

	For the fiscal year ended September 30, 2023
	Cash rebate, payment solution, and media booking	Advertising services	Software licensing	Production services	Marketing and Promotional campaign services	Total
Revenue	$84,592	$5,307,280	$5,715,333	$362,040	$271,607	$11,740,852
Operating expenses	1,096,459	3,053,173	2,561,863	236,951	194,417	7,142,863
Income (loss) from operations	(1,011,867)	2,254,107	3,153,470	125,089	77,190	4,597,989
Income tax expenses	1,297,288	746,858	1,622	50,449	37,865	2,134,082
Net income (loss)	(2,322,180)	1,165,844	3,312,991	3,657	(12,076)	2,148,236
Capital expenditure	$12,545	$2,319	$17,679,247	$-	$-	$17,694,111
Total assets	$25,779,956	$35,073,400	$86,445,769	$2,860,610	$2,866,850	$153,026,585

	For the fiscal year ended September 30, 2022
	Cash rebate and payment solution	Advertising services	Total
Revenue	$20,137	$7,174,050	$7,194,187
Operating expenses	811,832	1,431,918	2,243,750
Income (loss) from operations	(791,695)	5,742,132	4,950,437
Income tax expenses	609,987	797,462	1,407,449
Net income	(1,401,319)	5,003,684	3,602,365
Capital expenditure	$737,508	$398,421	$1,135,929
Total assets	$12,168,625	$12,873,793	$25,042,418

NOTE 16 – COMMITMENTS

Capital commitments

The Company’s capital expenditures mainly consist of expenditures on acquisitions of software. Capital expenditures contracted for at September 30, 2024 but not recognized in the financial statements are as follows:

On June 19, 2022, the Company entered into a project agreement with Speedprop, for Speedprop to develop the AR travel guide app with key commercial objectives to provide personalized instant rebates, voucher distribution, and ad placements for merchants. There was $0.8 million (RM 3.2 million) unpaid as of September 30, 2024. The remaining payments will be made when Speedprop completes the debugging and technical testing and delivers the app to the Company.

On August 1, 2022, the Company entered into a project agreement with ARX, for ARX to conduct software application design and development for the Company’s Virtual Reality Rebate Mall project. There was $0.8 million (RM 3.2 million) unpaid as of September 30, 2024. It is expected to be completed and paid in 2025.

On October 22, 2022, the Company entered into another project agreement with ARX, for ARX to conduct a software application design and development project. There was $26.3 million (RM 108.2 million) unpaid as of September 30, 2024. It is expected to be completed and paid in the next two years.

On January 16, 2023, the Company entered into an agreement with Boring Lark, for Boring Lark to conduct design and application development of an Artificial Intelligence Chatbot systems and also provide system maintenance services to the Company. There was $0.5 million (RM 2.0 million) unpaid as of September 30, 2024. As of the date of this report, the program development has been completed. The Company has decided to proceed with its own integration method, and the Company plans to seek a waiver for the unpaid balance.

On January 17, 2023, the Company entered into an agreement with Teclutions, for Teclutions to design a Conversational AI Chatbot system for integration of the mobile app and website. There was $29,119 (RM 120,000) unpaid as of September 30, 2024.

On March 15, 2023, the Company entered into a new project agreement with Teclutions, for Teclutions to design and develop a Conversational AI Chatbot Integration VR headgear platform. There was $49,745 (RM 205,000) unpaid as of September 30, 2024. As of the date of this report, the project has been completed and integration is on hold pending completion of other modules. The final payment will be made by the Company upon completion of the integration with other modules.

On June 12, 2023, the Company entered into a new project agreement with ARX, for ARX to develop a full set of AI advertisement engines and analytical system. There was $3.1 million (RM 12.7 million) unpaid as of September 30, 2024. It is expected to be completed and paid in 2025.

On July 10, 2023, the Company entered into a new project agreement with Teclutions, for Teclutions to develop a GETBATS descriptive analysis system. There was $84,931 (RM 0.4 million) unpaid as of September 30, 2024. It is expected to be completed and paid in 2025.

On July 15, 2023, the Company entered into another agreement with Teclutions to develop a promotion and advertisement system aimed at attracting online customers to physical stores through augmented reality technology. There was $0.1 million (RM 0.5 million) unpaid as of September 30, 2024. It is expected to be completed and paid in 2025.

On November 8, 2023, the Company entered into an agreement with Sky Top Asia Pacific Limited (Sky Top”) to develop AIGC videos to images (AI powered) system for the Company. There was $2.4 million unpaid as of September 30, 2024. It is expected to be completed and paid in 2025.

NOTE 17 - ACQUISITIONS OF SUBSIDIARIES

On June 26, 2023, the Company, as the issuer, and Starbox Global, as the purchaser, entered into the One Eighty Share Purchase Agreement with the One Eighty Shareholders, as the sellers, with respect to One Eighty Ltd, as the target company.

Pursuant to the One Eighty Share Purchase Agreement, Starbox Global acquired 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Sale Shares, representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of the One Eighty Sale Shares, the Company agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty Ltd they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of the Company, based on the share price on June 26, 2023, with an aggregate value of $53,055, in two tranches. 8,755,000 One Eighty Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 One Eighty Consideration Shares were issued on September 1, 2023. The Company intends to expand its online and offline advertising business with an advanced system and technology for providing targeted advertisements and vouchers in the AR environment.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Goodwill as a result of the acquisition of One Eighty Ltd is calculated as follows:

Total purchase considerations for 100% equity interest purchase	$104,030,000
Fair value of assets acquired:
Cash & cash equivalents	932,893
Accounts receivable, net	2,441,592
Deposit and prepayments	576,231
Other receivables	192,926
Short-term deposit	126,071
Due from related parties	125,984
Tax receivable	541,218
Deferred tax	52,877
Long-term deposit	214,362
Right-of-use assets, net	2,140
Property, plant and equipment, net	2,532,215
Intangible assets acquired	23,500,000
Total assets acquired	31,238,509
Fair value of liabilities assumed:
Accounts payable	(374,782)
Advance from customer	(611,702)
Accrued liabilities and other payables	(383,427)
Due to related parties	(325,309)
Lease Liability - current	(1,005)
Loan payable	(2,115,397)
Lease Liability -noncurrent	(1,135)
Deferred tax liability	(5,640,000)
Total liabilities assumed	(9,452,757)
Total net assets acquired	21,785,752

Goodwill as a result of the acquisition	$82,244,248

Goodwill, net, consisted of the following:

September 30, 2024

Goodwill	$82,244,248

Less: Impairment of goodwill	(22,204,224)
Goodwill, net	$60,040,024

The following table summarizes the movement of impairment loss for the fiscal year ended September 30, 2024:

Year Ended September 30, 2024

Balance as of beginning of the year	$-
Current year change	22,204,224
Balance as of end of the year	$22,204,224

The following condensed unaudited pro forma consolidated results of operations for the Company and One Eighty Ltd for the fiscal years ended September 30, 2023 and 2022 present the results of operations of the Company and One Eighty Ltd as if the acquisitions occurred on October 1, 2021 and 2022.

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

NOTE 18 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through the date of this report, and determined the following subsequent events that need to be disclosed:

On October 28, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Distributed Information Technologies Limited (“Distributed Information”), as the seller, with respect to certain Cyberspace Expo Experience Lounge System and related assets (the “Cyberspace Expo Experience Lounge System”). Irace Technology agreed to acquire from Distributed Information all of the rights, title, and interests in the Cyberspace Expo Experience Lounge System. In consideration, on October 31, 2024, the Company issued to the shareholders of Distributed Information an aggregate of 4,500,000 ordinary shares with a fair value of $9,720,000 at the share price of $2.16 per share.

On October 28, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Helix Holdings Limited (“Helix Holdings”), as the seller, with respect to certain Immersive Avatar Artistry Lab System and related assets (the “Immersive Avatar Artistry Lab System”). Irace Technology agreed to acquire from Helix Holdings all of the rights, title, and interests in the Immersive Avatar Artistry Lab System. In consideration, on November 12, 2024, the Company issued to the shareholders of Helix Holdings an aggregate of 4,296,875 ordinary shares with a fair value of $9,281,250 at the share price of $2.16 per share.

On October 29, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Honest Designs Limited (“Honest Designs”), as the seller, with respect to certain Immersive Augmented Video Experience System Engine and related assets (the “Immersive Augmented Video Experience System Engine”). Irace Technology agreed to acquire from Honest Designs all of the rights, title, and interests in the Immersive Augmented Video Experience System Engine. In consideration, on November 13, 2024, the Company issued to the shareholders of Honest Designs an aggregate of 4,375,000 ordinary shares with a fair value of $9,450,000 at the share price of $2.16 per share.

On November 18, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Tech Fellows Limited (“Tech Fellows”), as the seller, with respect to certain Web Graphics Library Augmented 3D Framework Module and related assets (the “Web Graphics Library Augmented 3D Framework Module”). Irace Technology agreed to acquire from Tech Fellows all of the rights, title, and interests in the Web Graphics Library Augmented 3D Framework Module. In consideration, on November 18, 2024, the Company issued to the shareholders of Tech Fellows an aggregate of 6,000,000 ordinary shares with a fair value of $7,740,000 at the share price of $1.29 per share.

On November 18, 2024, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Five Points Gang & Company Ltd (“Five Points Gang”), as the seller, with respect to certain Creative Augmented Billboards Module and related assets (the “Creative Augmented Billboards Module”). Irace Technology agreed to acquire from Five Points Gang all of the rights, title, and interests in the Creative Augmented Billboards Module. In consideration, on November 18, 2024, the Company issued to the shareholders of Five Points Gang an aggregate of 6,100,000 ordinary shares with a fair value of $7,869,000 at the share price of $1.29 per share.

On January 23, 2025, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Aurelius Group Limited (“Aurelius Group”), as the seller, with respect to certain Cutting-Edge 3D Rendering System Module and related assets (the “Cutting-Edge 3D Rendering System Module”). Irace Technology agreed to acquire from Aurelius Group all of the rights, title, and interests in the Cutting-Edge 3D Rendering System Module for consideration of an aggregate of 10,000,000 ordinary shares (per share price of US $1.60) of the Company with an aggregate value of $16,000,000. The consideration shares were issued to the shareholders of Aurelius Group on February 7, 2025.

On January 23, 2025, the Company, as the issuer, Irace Technology, as the purchaser, entered into a software purchase agreement with Consolidated Thoughts Limited (“Consolidated Thoughts”), as the seller, with respect to certain Smart Auto Character Relocation Engine and related assets (the “Smart Auto Character Relocation Engine”). Irace Technology agreed to acquire from Consolidated Thoughts all of the rights, title, and interests in the Smart Auto Character Relocation Engine for consideration of an aggregate of 10,000,000 ordinary shares (per share price of US $1.55) of the Company with an aggregate value of $15,500,000. The consideration shares were issued to the shareholders of Consolidated Thoughts on February 7, 2025.

